# APTIV

## Annual Report

**2025**

**DEAR FELLOW SHAREHOLDERS,**

**I am pleased to report that 2025 marked another year of strong operational execution, along with continued progress on our strategic initiatives. Despite a dynamic macroeconomic environment shaped by shifting trade policies, volatility in foreign exchange rates and commodity prices, and a changing regulatory environment, our resilient business model enabled us to seamlessly provide our portfolio of advanced technologies to our customers while also delivering record financial results for our shareholders.**

Our momentum was best reflected in the record levels of revenue, adjusted EBITDA and adjusted earnings per share in 2025, which totaled **$20.4 billion**, **$3.2 billion** and **$7.82**, respectively. Strong free cash flow of **$1.5 billion** also enabled us to further strengthen our investment-grade balance sheet while returning capital to shareholders.

## STRATEGIC PROGRESS

Over the past decade, we have transformed Aptiv into a more diversified industrial technology company, offering advanced software and optimized hardware solutions across multiple end markets. With the secular trends of increasing levels of automation, electrification and digitalization creating common customer needs, Aptiv is well positioned to expand the product portfolio built for mission-critical applications in automotive into new and emerging end markets.

We continued to advance this strategy during 2025 through both new product innovations and new commercial applications of our existing portfolio of products.

### Product innovation

In 2025, we progressed key elements of our autonomous driving capabilities. We launched our Gen 8 radar family, which unlocks new possibilities for hands-free driving, and introduced our PULSE™ Sensor, which was recognized by Frost & Sullivan with the 2025 Global Product Leadership Award. We also advanced our end-to-end AI-based ADAS platform to deliver safer, more humanlike autonomous driving.

We strengthened and evolved our interconnect portfolio through the introduction of two key advancements: the Modulus Connector Series, which harnesses our expertise in delivering flexible and scalable solutions at optimized costs for low earth orbit satellite applications; and our LiteSPEed™ single-pair Ethernet technology, for increasingly connected and space-constrained mission-critical

applications in aerospace and defense, industrial automation and next-generation mobility.

We also validated the applicability of our signal, power and data distribution solutions across end markets through the launch of a new solution for the energy storage sector.

### Partnerships and new commercial awards

We secured $27 billion in new business awards in 2025 — our fourth consecutive year that topped $25 billion — validating customer confidence and strong demand for our portfolio of advanced technologies. In the automotive sector, we broadened our geographic diversity by securing more than $4 billion of new business awards with local China OEMs, $4 billion with Asia-Pacific OEMs outside of China and almost $1 billion with OEMs in India. In non-automotive end markets, where revenues grew 8 percent in 2025, we booked more than $4 billion of new business awards.

During the year, we also further expanded our partnership ecosystem across multiple areas of our business. Just as we enable automotive devices to sense, think and act while continuously optimizing, we are now doing the same in robotics, as evidenced by new business awards and collaborations with robotics leaders Robust.AI and Vecna Robotics.

We entered into more than a dozen new intelligent-edge partnerships, including agreements with ServiceNow and Capgemini for edge-to-cloud enterprise solutions. These relationships will help us build on the $600 million in software and services revenues we generated in 2025.





APTIV
robust

**Product delivery**

In 2025, our customers faced challenges and uncertainty amid shifting global trade and regulatory policies, amplifying the need for high-performing solutions that can be delivered through a regionalized service model with global scale that can reduce costs.

Our operating model, backed by a resilient global supply chain — executed in-region, for-region — proved invaluable. The end-to-end visibility provided by our comprehensive global supply chain digital twin allowed us to anticipate disruptions and keep our customers connected, with minimal impact to our operations. Our industry-leading capabilities are increasingly competitive differentiators across multiple end markets, including automotive and diversified industrials.

All of this was validated by external recognition, including the Volkswagen Group Award in the Resilient Supply Chains category, General Motors Supplier Quality Excellence Awards for multiple manufacturing facilities, and Nissan's Global Supplier Innovation Award.

Beyond being recognized for our operational performance, Aptiv was ranked among the World's Best Companies and World's Most Sustainable Companies by *Time* magazine, in addition to being named one of the World's Most Ethical Companies by Ethisphere for the 13th consecutive year.

## LOOKING AHEAD

The secular trends driving our business continue to accelerate. Automation, electrification and digitalization are creating increased demand for advanced software and optimized hardware solutions across automotive, aerospace and defense, telecommunications and industrial markets. With a product portfolio that is increasingly relevant across multiple end markets, we are well positioned to benefit from these trends.

The separation of our Electrical Distribution Systems business as Versigent (NYSE: VGNT) is on track for completion on April 1, 2026. This spin-off will result in two independent companies that are optimally positioned to pursue their respective market opportunities and capital allocation strategies, unlocking incremental value for our shareholders.

Looking ahead, Aptiv is even better positioned to build on its significant and increasing exposure to attractive growth opportunities in multiple end markets where we can deliver proven solutions at scale, globally.

I am confident in our ability to continue to execute flawlessly for our customers and optimistic about the opportunities ahead for both Aptiv and Versigent.

Thank you for your continued support and confidence.

Kevin P. Clark

**Kevin P. Clark**
Chair and Chief Executive Officer

"OVER THE PAST DECADE, WE HAVE TRANSFORMED APTIV INTO A MORE DIVERSIFIED INDUSTRIAL TECHNOLOGY COMPANY, OFFERING ADVANCED SOFTWARE AND OPTIMIZED HARDWARE SOLUTIONS ACROSS MULTIPLE END MARKETS."

**Kevin P. Clark**
Chair and Chief Executive Officer



# UNITED STATES
## SECURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549
### FORM 10-K

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2025**

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____.

Commission file number: 001-35346



## APTIV PLC
(Exact name of registrant as specified in its charter)

| **Jersey** | **98-1824200** |
|---|---|
| (State or other jurisdiction of | (I.R.S. Employer |
| incorporation or organization) | Identification No.) |

**Spitalstrasse 5, 8200 Schaffhausen, Switzerland**
(Address of principal executive offices)

**+41 52 580 96 00**
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

| Title of each class | Trading symbol(s) | Name of each exchange on which registered |
|---|---|---|
| Ordinary Shares. $0.01 par value per share | APTV | New York Stock Exchange |
| 1.600% Senior Notes due 2028 | APTV | New York Stock Exchange |
| 4.350% Senior Notes due 2029 | APTV | New York Stock Exchange |
| 4.650% Senior Notes due 2029 | APTV | New York Stock Exchange |
| 3.250% Senior Notes due 2032 | APTV | New York Stock Exchange |
| 5.150% Senior Notes due 2034 | APTV | New York Stock Exchange |
| 4.250% Senior Notes due 2036 | APTV | New York Stock Exchange |
| 4.400% Senior Notes due 2046 | APTV | New York Stock Exchange |
| 5.400% Senior Notes due 2049 | APTV | New York Stock Exchange |
| 3.100% Senior Notes due 2051 | APTV | New York Stock Exchange |
| 4.150% Senior Notes due 2052 | APTV | New York Stock Exchange |
| 5.750% Senior Notes due 2054 | APTV | New York Stock Exchange |
| 6.875% Fixed-to-Fixed Reset Rate Junior Subordinated Notes due 2054 | APTV | New York Stock Exchange |

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes ☒. No ☐.

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.  Yes ☐. No ☒.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒. No ☐.

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒. No ☐.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

| | | | |
|---|---|---|---|
| Large accelerated filer | ☒ | Accelerated filer | ☐ |
| Non-accelerated filer | ☐ | Smaller reporting company | ☐ |
| | | Emerging growth company | ☐ |

If an emerging growth company, indicate by the check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐.

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐. No ☒.

The aggregate market value of the ordinary shares held by non-affiliates of the registrant as of June 30, 2025, the last business day of the registrant's most recently completed second fiscal quarter, was $14,783,719,749 (based on the closing sale price of the registrant's ordinary shares on that date as reported on the New York Stock Exchange).

The number of the registrant's ordinary shares outstanding, $0.01 par value per share as of January 30, 2026, was 212,748,401.

## DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement related to the 2026 Annual General Meeting of Shareholders to be filed subsequently are incorporated by reference into Part III of this Form 10-K.

## APTIV PLC

## INDEX

# CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING INFORMATION

This Annual Report on Form 10-K, including the exhibits being filed as part of this report, as well as other statements made by Aptiv PLC ("Aptiv," the "Company," "we," "us" and "our"), contain forward-looking statements that reflect, when made, the Company's current views with respect to current events, certain investments and acquisitions and financial performance. Such forward-looking statements are subject to many risks, uncertainties and factors relating to the Company's operations and business environment, which may cause the actual results of the Company to be materially different from any future results, express or implied, by such forward-looking statements. All statements that address future operating, financial or business performance or the Company's strategies or expectations are forward-looking statements. In some cases, you can identify these statements by forward-looking words such as "may," "might," "will," "should," "expects," "plans," "intends," "anticipates," "believes," "estimates," "predicts," "projects," "potential," "outlook" or "continue," and other comparable terminology. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the following: global and regional economic conditions, including conditions affecting the credit market; global inflationary pressures; uncertainties created by the conflict between Ukraine and Russia, and its impacts to the European and global economies and our operations in each country; uncertainties created by the conflicts in the Middle East and their impacts on global economies; fluctuations in interest rates and foreign currency exchange rates; the cyclical nature of global automotive sales and production; the potential disruptions in the supply of and changes in the competitive environment for raw material and other components integral to the Company's products, including the ongoing semiconductor supply shortage; the Company's ability to maintain contracts that are critical to its operations; potential changes to beneficial free trade laws and regulations, such as the United States-Mexico-Canada Agreement; the effects of significant increases in trade tariffs, import quotas and other trade restrictions or actions, including retaliatory responses to such actions; changes to tax laws; future significant public health crises; the ability of the Company to integrate and realize the expected benefits of recent transactions; the ability of the Company to attract, motivate and/or retain key executives; the ability of the Company to avoid or continue to operate during a strike, or partial work stoppage or slow down by any of its unionized employees or those of its principal customers; and the ability of the Company to attract and retain customers. Additional factors are discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in the Company's filings with the Securities and Exchange Commission. New risks and uncertainties arise from time to time, and it is impossible for us to predict these events or how they may affect the Company. It should be remembered that the price of the ordinary shares and any income from them can go down as well as up. Aptiv disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events and/or otherwise, except as may be required by law.

# PART I

## ITEM 1. BUSINESS

In December 2024, Old Aptiv (as defined below), a public limited company formed under the laws of Jersey on May 19, 2011, completed its previously announced reorganization transaction (the "Transaction," or the "reorganization transaction"), in which Old Aptiv established a new publicly-listed Jersey parent company, Aptiv Holdings Limited ("New Aptiv"), which is resident for tax purposes in Switzerland. As a result of the Transaction, all issued and outstanding ordinary shares of Old Aptiv were exchanged on a one-for-one basis for newly issued ordinary shares of New Aptiv. Following consummation of the Transaction, holders of Old Aptiv shares became ordinary shareholders of New Aptiv, Old Aptiv became a wholly-owned subsidiary of New Aptiv and New Aptiv was renamed "Aptiv PLC." The previous publicly-listed Jersey parent company, which was an Irish tax resident, is referred to as "Old Aptiv" throughout this Annual Report on Form 10-K. New Aptiv's ordinary shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "APTV," the same symbol under which the Old Aptiv shares were previously listed. Aptiv PLC remains a public limited company incorporated under the laws of Jersey, and continues to be subject to U.S. Securities and Exchange Commission reporting requirements.

In December 2024, following the completion of the Transaction, Old Aptiv merged with and into Aptiv Swiss Holdings Limited ("Aptiv Swiss Holdings"), a newly formed Jersey incorporated private limited company, and a direct, wholly-owned subsidiary of New Aptiv, with Aptiv Swiss Holdings surviving as a direct, wholly owned subsidiary of New Aptiv, and Old Aptiv ceasing to exist. Except as otherwise noted, all property, rights, privileges, powers and franchises of Old Aptiv vested in Aptiv Swiss Holdings, and all debts, liabilities and duties of Old Aptiv became debts, liabilities and duties of Aptiv Swiss Holdings.

In connection with the Transaction, New Aptiv assumed Old Aptiv's long-term incentive plans and its existing obligations in connection with awards granted thereunder, and Aptiv Swiss Holdings (i) entered into a supplemental indenture to each indenture in which Aptiv Swiss Holdings assumed all of Old Aptiv's obligations under each series of Old Aptiv's outstanding Notes and (ii) entered into an assumption and/or supplement agreement relating to the Credit Agreement in which New Aptiv assumed all of Old Aptiv's obligations under the Credit Agreement as the "parent entity" thereunder. In addition, New Aptiv (i) entered into a supplemental indenture to each indenture in which New Aptiv guaranteed the outstanding Notes and (ii) entered into a guarantee joinder relating to the Credit Agreement in which New Aptiv guaranteed the obligations under the Credit Agreement. Following the reorganization transaction, Aptiv Swiss Holdings (i) replaced Old Aptiv as a guarantor of the borrowers' obligations under the Credit Agreement, and (ii) succeeded to Old Aptiv as an obligor under the senior notes and the junior notes, and New Aptiv became a guarantor under the Credit Agreement (and will act as the "parent entity" thereunder) and the indentures.

As a result of the Transaction described above, there were no material changes in Aptiv PLC's operations or governance. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

References in this Annual Report on Form 10-K, including the exhibits being filed as part of this report, to "Aptiv PLC," "Aptiv," the "Company," "we," "us" and "our" refers to Old Aptiv (Aptiv PLC before the Transaction in December 2024) and to New Aptiv (Aptiv PLC after the Transaction in December 2024).

On January 22, 2025, we announced our intention to pursue a separation of our Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders (the "Separation"). The Company plans to complete the Separation by April 1, 2026, subject to customary closing conditions. The new publicly traded Electrical Distributions Systems spin-off company will be named Versigent, and will trade on the NYSE under the symbol "VGNT" following the distribution date.

During the year ended December 31, 2025, the Company incurred costs of approximately $178 million related to the Separation. These costs, which are included in selling, general and administrative expense within the consolidated statements of operations, are primarily related to third-party professional fees associated with planning the Separation. The Company expects to continue to incur additional expenses related to the Separation through the completion of the transaction.

In connection with the Separation, in the first quarter of 2025, Aptiv realigned its business into three reportable operating segments: Advanced Safety and User Experience, Engineered Components Group and Electrical Distribution Systems. Prior period amounts have been adjusted retrospectively to reflect the change in reportable operating segments, consistent with the current year presentation, throughout the audited consolidated financial statements contained herein.

Commencing with the first Quarterly Report on Form 10-Q of 2026, Aptiv will rename its Advanced Safety and User Experience segment to Intelligent Systems, and will rename its Engineered Components Group segment to Engineered Components. There is no impact to the composition of either segment.

Aptiv is a global industrial technology company focused on enabling a more automated, electrified and digitalized future. We deliver flexible and scalable solutions that support our customers' transition to an increasingly software-defined future. Our technologies reach from sensor to cloud, including the hardware and software necessary to support automotive and other industries on a global basis. Our Advanced Safety and User Experience segment provides advanced software and services, intelligent sensors and high-performance compute platforms; our Engineered Components Group segment provides connection systems, high-performance interconnects, and cable management and protection solutions; and our Electrical Distribution Systems segment provides low voltage and high voltage power, signal and data distribution.

We are one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers ("OEMs") in the world, as well as many of the leading aerospace and defense companies and global telecom operators. We operate 139 major manufacturing facilities and 11 major technical centers utilizing a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. We have a presence in 50 countries and have approximately 20,700 scientists, engineers and technicians focused on developing market relevant product solutions for our customers.

We are focused on growing and improving the profitability of our businesses, and have implemented a strategy designed to position the Company to deliver industry-leading long-term shareholder returns. This strategy includes disciplined investing in our business to grow and enhance our product offerings, strategically focusing our portfolio in high-technology, high-growth spaces in order to meet consumer preferences and leveraging an industry-leading cost structure to expand our operating margins.

### Website Access to Company's Reports

Aptiv's website address is aptiv.com. Our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") are available free of charge through ir.aptiv.com as soon as reasonably practicable after they are electronically filed with, or furnished to, the Securities and Exchange Commission ("SEC").

### Our Company

We believe that key secular trends, including automation, electrification and digitalization, continue to transform the core mobility industry, while also expanding in scope to impact a broader range of end markets, including aerospace and defense, telecom and datacom, and diversified industrials. Consumer demand for intelligent and connected solutions, as well as certain government regulations, are helping transform markets and creating new opportunities for Aptiv. We have organized our business into three distinct segments, which enable us to develop technology solutions and manufacture highly-engineered products that enable our customers to best address these secular trends:

- *Advanced Safety and User Experience*—This segment, which includes our Active Safety, User Experience and Smart Vehicle Compute and Software product lines, provides critical technologies and services to enhance vehicle safety, security, comfort and convenience, including intelligent sensors, high-performance compute platforms, and advanced software tools and services.

- *Engineered Components Group*—This segment provides connection systems, high-performance interconnects, and cable management and protection solutions that optimize the distribution of power, signal, and data for next-generation applications across multiple end markets.

- *Electrical Distribution Systems*—This segment provides a full range of low voltage and high voltage power, signal and data distribution solutions needed to deliver fully integrated, cost-optimized architectures. As described above, the Company is pursuing a separation of the Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders.

Refer to Results of Operations by Segment in Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations and Note 22. Segment Reporting to the audited consolidated financial statements for financial information about our business segments.

Our business is diversified across end-markets, regions, customers, vehicle platforms and products. Our customer base includes the 25 largest automotive OEMs in the world, and in 2025, 29% of our net sales came from the Asia Pacific region, which we have identified as a key market likely to experience substantial long-term growth. Our ten largest platforms in 2025 were with six different OEMs. In addition, in 2025 our products were found in 18 of the 20 top-selling vehicle models in the United States ("U.S."), 17 of the 20 top-selling vehicle models in Europe and 20 of the 20 top-selling vehicle models in China.

We have established a worldwide design and manufacturing footprint with a regional service model that enables us to efficiently and effectively serve our global customers from best cost countries. This regional model is structured primarily to service the North American market from Mexico, the South American market from Brazil, the European market from Eastern Europe and North Africa, and the Asia Pacific market from China. Our global scale and regional service model enables us to engineer globally and execute regionally and to serve the largest OEMs, which are seeking suppliers that can serve them on a worldwide basis. Our footprint also enables us to adapt to the regional design variations the global OEMs require while also serving key growth market OEMs.

## Our Industry

The automotive technology and components industry provides critical technologies, components, systems, subsystems and modules to OEMs for the manufacture of new vehicles, as well as to the aftermarket for use as replacement parts for current production and older vehicles. In addition, the industry is increasingly progressing towards software-defined vehicles becoming critical elements of the overall automotive ecosystem. Overall, we expect long-term growth of global vehicle sales and production in the OEM market. In 2025, the industry experienced fluctuations in global customer sales and production schedules, and generally increased inventory levels, primarily driven by various global uncertainties and global inflationary pressures. Global automotive vehicle production increased 4% from 2024 to 2025 (1% on an Aptiv weighted market basis, which represents global vehicle production weighted to the geographic regions in which the Company generates its revenue), reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe. Demand for automotive components in the OEM market is generally a function of the number of new vehicles produced in response to consumer demand, which is primarily driven by macro-economic factors such as credit availability, interest rates, fuel prices, consumer confidence, employment and other trends. Although OEM demand is tied to actual vehicle production, participants in the automotive technology and components industry also have the opportunity to grow through increasing product content per vehicle by further penetrating business with existing customers and in existing markets, gaining new customers and increasing their presence in global markets. We believe that evolving entrants into the global transportation industry, such as mobility providers, electric vehicle developers and smart cities will provide additional markets for our advanced technologies. We believe that, as a company with a global presence and advanced technology, engineering, manufacturing and customer support capabilities, we are well-positioned to benefit from these opportunities.

We believe that continuously increasing societal demands have resulted in three key trends that serve as the basis for the next wave of technology advancement across multiple industries, including automotive. We aim to continue developing leading edge technology focused on addressing these trends, and apply that technology toward products with sustainable margins that enable our customers to produce distinctive market-leading products. We have identified a core portfolio of products that draw on our technical strengths and align with these trends where we believe we can provide differentiation.

*Automation*. In the automotive industry, Automation refers to safety, comfort and convenience features. OEM customers continue to focus on improving vehicle occupant and vulnerable road user safety to meet increasingly stringent regulatory requirements in various markets. As a result, suppliers are focused on developing technologies aimed at protecting vehicle occupants when a crash occurs, with advanced driver assistance systems that reduce driver distractions, as well as automated safety features that proactively mitigate the risk of a crash occurring, such as lane departure warning and centering systems. These technologies have also expanded to include convenience features such as adaptive cruise control, traffic jam assist, and hands-free driving, which improve both safety and convenience for end consumers.

Further, Automation extends into applications such as robots in manufacturing facilities, drones for commercial and defense applications and other increasing autonomous systems across diversified industrial applications.

*Electrification*. In the automotive industry, Electrification refers to technologies designed to reduce emissions, improve fuel economy and minimize the environmental impact of vehicles, while also supporting increasing electrical and electronics content such as sensors, compute and actuators. As a result, there is a need for innovations that result in significant improvements in carbon emissions and performance. We are developing key enabling technologies in the areas of vehicle charging and vehicle power distribution and control, which are essential to the introduction of our customers' increasingly electrified vehicle platforms.

Moreover, Electrification applies well beyond the automotive industry to other increasingly electrified devices and systems, as well as the infrastructure that supports them, such as data centers and energy storage systems.

*Digitalization*. In the automotive industry, Digitalization refers to connectivity, software-defined solutions, and the ability to evolve and improve over a vehicle's lifecycle in response to consumer demand for greater safety, personalization, productivity and convenience features. This shift, in turn, is driving increased demand for electrical and electronic architecture as the foundation for this content. These technologies are designed to seamlessly integrate vehicles into their operating environment, while providing drivers with connectivity to consumer ecosystems, and data and insights to OEMs via over-the-air ("OTA") technology.

Across multiple industries, devices and systems themselves are becoming increasingly software-defined, with the capability to being continuously updated, while also leveraging artificial intelligence to deliver insights, transform operations and unlock value.

### Convergence of Automation, Electrification and Digitalization

We expect the trends of automation, electrification and digitalization to create growth opportunities as they drive similar product requirements for mission-critical applications across multiple industries, namely increased demand for advanced software and optimized hardware. Intelligent, software-defined solutions, such as increasingly capable automated driving technologies, offer significant societal benefits and create long-term growth opportunities for our product offerings, including new customers such as mobility providers, telecommunications network operators and smart cities. Growth opportunities across the automotive and other industries will be driven by increased hardware and software content, greater computing power and software requirements, enhanced solutions for lifecycle management and connectivity, and continued electrification. We believe the complexity of these systems will also require ongoing software support services, as they will be continuously upgraded with new features and performance enhancements.

As part of our strategy to harness the full potential of connected intelligent systems across industries, strengthen our capabilities in software-defined mobility and enable advanced smart vehicle architecture changes, we acquired Wind River Systems, Inc. ("Wind River") in December 2022. Wind River is a global leader in delivering software for the intelligent edge for multiple industries, including automotive, by leveraging mixed-criticality software products and solutions enabling customers to develop in the cloud, deploy OTA and run and manage software at the vehicle edge.

We are also continuing to develop market-leading automated driving solutions, such as automated driving software, sensing and perception technologies enhanced through artificial intelligence and machine learning, as well as the underlying architecture technologies capable of supporting safety-critical applications. We believe we are well-aligned with industry technology trends that will help to support sustainable future growth in this space and have partnered with leaders in their respective fields to advance the pace of development and commercialization of these emerging technologies.

In March 2020, we completed a transaction with Hyundai Motor Group ("Hyundai") to form Motional AD LLC ("Motional"), a joint venture focused on the design, development and commercialization of autonomous driving technologies. Although we believe our strategic partnerships have us well-aligned with industry technology trends in these evolving areas, the timeline necessary to produce commercially viable autonomous vehicles has been extended and is still subject to significant uncertainty, which resulted in additional funding requirements for Motional. In April 2024, Aptiv and Hyundai entered into an agreement to restructure Aptiv's ownership interest in Motional and for Hyundai to provide additional funding to Motional, which also eliminated any requirements for additional future funding from Aptiv. These transactions, which were completed in May 2024, resulted in the reduction of our common equity interest in Motional from 50% as of December 31, 2023 to approximately 15%. In May 2025, Hyundai provided additional funding to Motional, further reducing Aptiv's common equity interest in Motional from 15% as of March 31, 2025 to approximately 13% as of December 31, 2025. Refer to Note 5. Investments in Affiliates to the audited consolidated financial statements contained herein for further information on these transactions.

### Standardization of Sourcing by OEMs

Many OEMs are continuing to develop vehicle platforms intended to increase standardization, reduce per-unit cost and increase capital efficiency and profitability. In addition, geopolitical tensions are also causing them to regionalize their supply chains. As a result, OEMs prefer suppliers that have the capability to manufacture products on a global basis with manufacturing and design flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities are best positioned to benefit from this trend. OEMs are also increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. Suppliers that can provide fully engineered solutions, systems and pre-assembled combinations of component parts are positioned to leverage the trend toward system sourcing from global suppliers.

### Shorter Product Development Cycles

As a result of government regulations and customer preferences, OEMs are requiring suppliers to respond faster with new designs and product innovations. While these trends are more prevalent in mature markets, certain key growth markets are advancing rapidly towards the regulatory standards and consumer preferences of the more mature markets. Suppliers with strong technologies, robust global engineering and development capabilities will be best positioned to meet OEM demands for rapid innovation.

## Products

Our organizational structure and management reporting support the management of these core product lines:

***Advanced Safety and User Experience***. This segment provides critical technologies and services to enhance vehicle safety, security, comfort and convenience, including intelligent sensors, high-performance compute, advanced software for applications such as Advanced Driver Assistance Systems and User Experience, as well as tools and services.

- Advanced Safety includes solutions that enable advanced safety features and vehicle automation, as well as radar, vision and other sensing technologies.
- User Experience enables in-cabin solutions around infotainment, driver interface and interior sensing.
- Smart Vehicle Compute and Software consists of zone control and centralized compute platforms, as well as edge-to-cloud DevOps tools.

***Engineered Components Group***. This segment provides connection systems, high-performance interconnects, and cable management and protection solutions that optimize the distribution of power, signal and data for next-generation applications across multiple end markets.

***Electrical Distribution Systems***. This segment provides a full range of low voltage and high voltage power, signal and data distribution solutions needed to deliver fully integrated, cost-optimized architectures. As described above, the Company is pursuing a separation of the Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders.

## Competition

The automotive technology and components industry remains extremely competitive. Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new entrants, particularly in best cost countries such as China and in areas of evolving vehicle technologies such as intelligent systems software, automated driving and mobility solutions, which has attracted competitors from outside the traditional automotive industry. OEMs rigorously evaluate suppliers on the basis of product quality, price, reliability and timeliness of delivery, product design capability, technical expertise and development capability, new product innovation, financial viability, application of lean principles, operational flexibility, customer service and overall management. In addition, our customers generally require that we demonstrate improved efficiencies, through cost reductions and/or price improvement, on a year-over-year basis.

Our key competitors in each of our operating segments include but are not limited to:

| Segment | Competitors |
| --- | --- |
| Advanced Safety and User Experience | • Bosch Group |
| | • Aumovio Se |
| | • Denso Corporation |
| | • Gentex Corporation |
| | • Harman International (a subsidiary of Samsung Electronics) |
| | • Mobileye |
| | • Nutanix |
| | • Red Hat |
| | • Valeo |
| Engineered Components Group | • Amphenol Corporation |
| | • Molex, LLC (a subsidiary of Koch, Inc.) |
| | • TE Connectivity plc |
| Electrical Distribution Systems | • Furukawa Electric Co., Ltd. |
| | • Lear Corporation |
| | • Sumitomo Electric Industries, Ltd. |
| | • Yazaki Corporation |

## Customers

We sell our products and services to the major global OEMs in every region of the world. Our ten largest customers accounted for approximately 56% of our total net sales for the year ended December 31, 2025, which included approximately 10% to an individual Global OEM.

## Supply Relationships with Our Customers

We typically supply products to our OEM customers through purchase orders, which are generally governed by general terms and conditions established by each OEM. Although the terms and conditions vary from customer to customer, they typically contemplate a relationship under which our customers place orders for their requirements of specific components supplied for particular vehicles but are not required to purchase any minimum amount of products from us. These relationships typically extend over the life of the related vehicle. Prices are negotiated with respect to each business award, which may be subject to adjustments under certain circumstances, such as commodity or foreign exchange escalation/de-escalation clauses, significant changes in direct labor costs, for specification/design changes during the life of the program or for cost reductions achieved by us. The terms and conditions typically provide that we are subject to a warranty on the products supplied; in most cases, the duration of such warranty is coterminous with the warranty offered by the OEM to the end-user of the vehicle. We may also be obligated to share in all or a part of recall costs if the OEM recalls its vehicles for defects attributable to our products.

Individual purchase orders are terminable for cause or non-performance and, in most cases, upon our insolvency and certain change of control events. In addition, many of our OEM customers have the option to terminate for convenience on certain programs, which permits our customers to impose pressure on pricing during the life of the vehicle program, and issue purchase contracts for less than the duration of the vehicle program, which potentially reduces our profit margins and increases the risk of our losing future sales under those purchase contracts. We manufacture and ship based on customer release schedules, normally provided on a weekly basis, which can vary due to cyclical automobile production or dealer inventory levels.

Although customer programs typically extend to future periods, and although there is an expectation that we will supply certain levels of OEM production during such future periods, customer agreements do not necessarily constitute firm orders. Firm orders are generally limited to specific and authorized customer purchase order releases placed with our manufacturing and distribution centers for actual production and order fulfillment. Firm orders are typically fulfilled as promptly as possible from the conversion of available raw materials, sub-components and work-in-process inventory for OEM orders and from current on-hand finished goods inventory for aftermarket orders. The dollar amount of such purchase order releases on hand and not processed at any point in time is not believed to be significant based upon the time frame involved.

## Materials

We procure our raw materials from a variety of suppliers around the world. Generally, we seek to obtain materials in the region in which our products are manufactured in order to minimize transportation and other costs. The most significant raw materials we use to manufacture our products include copper and resins. As of December 31, 2025, we have not experienced any significant shortages of raw materials, however, as a result of our customers' recent production volatility and cancellations, our balance of productive, raw and component material inventories has increased substantially from customary levels. These changes to the production environment were primarily driven by the global supply chain disruptions that impacted the automotive industry at times during previous years. We continue to actively monitor and manage inventory levels across all inventory types in order to maximize both supply continuity and the efficient use of working capital. Normally we do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules.

Commodity cost volatility, most notably related to copper, petroleum-based resin products and fuel, is a challenge for us and our industry. Recently, the industry has been subjected to increased pricing pressures, specifically in relation to these commodities, which have experienced significant volatility in price. We have also been impacted globally by increased overall inflation as a result of a variety of global trends. We are continually seeking to manage these and other material-related cost pressures using a combination of strategies, including working with our suppliers to mitigate costs, seeking alternative product designs and material specifications, combining our purchase requirements with our customers and/or suppliers, changing suppliers, hedging of certain commodities and other means. In the case of copper, which primarily affects our Electrical Distribution Systems segment, contract clauses have enabled us to pass on some of the price increases to our customers and thereby partially offset the impact of increased commodity costs on operating income for the related products. Other than in the case of copper, our overall success in passing commodity cost increases on to our customers has been limited. However, we have negotiated, and will continue to negotiate as necessary, price increases with our customers in response to global inflationary pressures and the aforementioned global supply chain disruptions. We will continue our efforts to pass market-driven commodity cost increases to our customers in an effort to mitigate all or some of the adverse earnings impacts, including by seeking to renegotiate terms as contracts with our customers expire.

**Seasonality**

In general, our business is moderately seasonal, as our primary North American customers historically reduce production during the month of July and halt operations for approximately one week in December. Our European customers generally reduce production during the months of July and August and for one week in December. Our Chinese customers generally halt operations for one week during the months of February and October. Shut-down periods in the rest of the world generally vary by country. In addition, automotive production is traditionally reduced in the months of July, August and September due to the launch of component production for new vehicle models.

**People**

As of December 31, 2025, we employed approximately 140,000 people; 30,000 salaried employees and 110,000 hourly employees. In addition, we maintain a contingent workforce of approximately 51,000 to accommodate fluctuations in customer demand. We are a global company serving every major worldwide market. As of December 31, 2025 our workforce is distributed as follows:

- 50% in North America, with our largest presence in Mexico;
- 30% in the Europe, Middle East and Africa region, with our largest presence in Morocco and Serbia;
- 15% in the Asia Pacific region, with our largest presence in China and India; and
- 5% in South America, with our largest presence in Brazil.

As of December 31, 2025, approximately 50% of our total workforce were women, and approximately 25% of management roles were held by women.

Certain of our employees are represented worldwide by numerous unions and works councils, including the International Union of Electronic, Electrical, Salaried, Machine and Furniture Workers - Communications Workers of America, IG Metall and the Confederacion De Trabajadores Mexicanos. We maintain collaborative and constructive labor relationships with our employee representatives in order to foster positive employee relations.

Our Board of Directors reviews Aptiv's talent strategy, and our Compensation & Human Resources Committee ("CHRC") reviews employee retention, attrition and pay equity on a continual basis. In 2025, we continued sustaining pay equity by race in the United States and gender pay equity among comparable roles globally.

*Talent Development*

Our people are essential to executing our strategy and sustaining long-term value creation. We invest in our talent to create a high-performance culture where innovation thrives, and our people are empowered to think and act like owners at every level in the organization. We provide training, coaching and mentoring to our employees at all levels, as well as internal career pathways—including global rotations and stretch assignments—to build the technical and leadership capability necessary to lead for today and as our business evolves. Our direct focus on skills development contributes to organization stability and succession readiness, as demonstrated by approximately 55% of our management role openings being filled through internal promotions in 2025 and improved retention for management and professionals. We manage succession planning as part of our monthly operating cadence, and segment, technical, and senior executive leadership succession plans are reviewed with the CHRC, Innovation and Technology Committees, and our Board of Directors annually.

Aptiv maintains a comprehensive suite of career, technical, and leadership development programs designed to enhance execution for today while preparing our workforce for the business needs of the future. Our employees complete formal leadership and management training using in-person, online and virtual learning opportunities to enhance their abilities. We also leverage Aptiv Academy, our online learning management system, across the business. In 2025, adoption of Aptiv Academy scaled to approximately 95% of our salaried population.

*Culture*

Aptiv's culture is a competitive advantage to how we execute our strategy. Our culture is based on a set of distinct values and behaviors that guide us to always do the right thing, the right way. At Aptiv, we value each individual's perspective, and we foster an environment of respect and inclusion. Aptiv participates in, and sponsors numerous outreach programs around the world, which seek to promote and recruit the next generation of talent into science, technology, engineering and mathematical (STEM) fields. Leveraging our employees' diverse backgrounds and experiences allows us to make better decisions and supports stronger performance. Aptiv is continuing to drive innovation through an inclusive workforce for all, where every individual feels a sense of belonging within the organization.

Culture is a central pillar in our business and helps to drive consistent leadership behavior across our businesses. We conduct regular employee feedback surveys to measure engagement, which includes assessing each employee's commitment to our Company's goals and the overall employee experience. In December 2025, 85% of our salaried employees responded to this survey. Aptiv achieved an engagement score of 8.0, an improvement of approximately 0.3 compared to 2024. Employee NPS improved approximately 12 points, positioning Aptiv among the top 25% of technology companies for employee engagement, according to industry benchmarks.

Our management team actively utilizes feedback at all levels of our organization to continually improve how we engage with our people and improve our operations. We recognize that sustaining a leadership culture requires continual focus and attention. Accordingly, senior executives and leaders throughout the Company commit time, resources and attention to ensure our culture continues to differentiate Aptiv as a great place to work.

### *Health and Safety*

We are uncompromising in our commitment to health, safety and well-being of all our employees and we treat safety performance as a critical operational priority. Our safety program is built on rigorous prevention, training, auditing and risk mitigation in our manufacturing plants, technical centers and offices. We continuously assess occupational health and safety risks, define controls and perform internal audits for all manufacturing sites, assessing, among other things, legal compliance, controls and key workplace safety metrics.

Our results reflect this discipline. We remain an industry leader in workplace safety, achieving a lost time injury frequency rate of 0.21 cases per million hours worked and our lost workday case rate per 100 employees of 0.043 for the year ended December 31, 2025. These outcomes demonstrate the strength of our safety culture and the operational resilience it enables. Our standard safety management system is aligned with ISO 45001, and we are committed to ensuring all our manufacturing sites are ISO 45001 certified by 2026. As of December 31, 2025, 92% of our sites are certified under this standard.

## Commitment to Environmental Sustainability

Sustainability has always been core to Aptiv's business, values and culture. We believe this strong, foundational focus on sustainability makes Aptiv a partner of choice for our customers, a desirable place to work for our employees and a valued contributor to the communities in which we operate. While a key part of our business is to design solutions that help transition the world's vehicles to cleaner sources of power, we are also committed to reducing our environmental footprint throughout our operations around the globe. We aim to reduce our environmental impact by decreasing our carbon footprint, reducing waste generated and consuming less water in our operations. Expenditures required to meet our environmental sustainability goals, which are described below, are included in our normal budgeting process.

### *Decreasing our Carbon Footprint*

Aptiv has committed to the Science-Based Targets initiative (the "SBTi") Business Ambition for 1.5℃ campaign. Aptiv's following near-term targets were validated by the SBTi in November 2023:

- Reducing Scope 1 and 2 absolute CO2e emissions by 100% between the baseline year (2021) and 2030; and
- Reducing Scope 3 absolute CO2e emissions by 47% between the baseline year and 2030.

To achieve these commitments, we are targeting:

- Maintaining annual certification of all major manufacturing sites to the ISO 14001 standard;
- Certifying the most energy-intensive sites to the ISO 50001 certification; and
- Sourcing 100% of electricity for operations from renewable sources by 2030.

Key to achieving these goals is our global Environmental, Health and Safety and Sustainability management system, which helps to keep us aligned with stringent environmental, health and safety regulations and provides a structure for continuous improvement. This system applies to all Aptiv sites, which means that in some countries our procedures go beyond local regulations and requirements. This system is continuously updated to ensure that our procedures remain up to date.

### *Reducing our Water Usage and Waste Generated*

While our operations are not water intensive, we include water in our environmental risk management approach. We identify locations where we operate that are water-scarce and take action to reduce our water consumption accordingly, while also striving to comply with best practices in lower-risk locations. Our goal is to reduce water consumption in high-risk (water-scarce) locations.

We are also committed to reducing waste, with a waste recycled target (volume of recycled waste divided by total waste volume) of 80%. We continue to strive to actively reduce and manage waste across our manufacturing operations, as well as in our offices. We are creating packaging that uses less material and we continue to strive to increase the share of waste and excess materials we divert to recycling.

***Additional Sustainability Information***

Additional information regarding our environmental sustainability and human capital initiatives, as well as information on our progress towards our commitments, is available in our annual Sustainability Report located on our website at www.aptiv.com/about/sustainability. Nothing on our website, including the aforementioned Sustainability Report, shall be deemed incorporated by reference into this Annual Report.

## SUPPLEMENTARY ITEM. EXECUTIVE OFFICERS OF THE REGISTRANT

The name, age (as of February 1, 2026), current positions and description of business experience of each of our executive officers are listed below. Our executive officers are elected annually by the Board of Directors and hold office until their successors are elected and qualified or until the officer's resignation or removal. Positions noted below reflect current service to Aptiv PLC and prior service to Delphi Automotive PLC and Delphi Automotive LLP.

*Kevin P. Clark*, 63, is chair of Aptiv's board of directors and chief executive officer (CEO) of the Company. Mr. Clark was named president and CEO and became a member of the board in March 2015. Previously, Mr. Clark was chief operating officer (COO) from October 2014 to March 2015. Prior to the COO position, Mr. Clark was chief financial officer and executive vice president from February 2013. He was appointed vice president and chief financial officer in July 2010. Previously, Mr. Clark was a founding partner of Liberty Lane Partners, LLC, a private-equity investment firm focused on building and improving middle-market companies. Prior to Liberty Lane Partners, Mr. Clark served as the chief financial officer of Fisher-Scientific International Inc., a manufacturer, distributor and service provider to the global healthcare market. Mr. Clark served as Fisher-Scientific's chief financial officer from the company's initial public offering in 2001 through the completion of its merger with Thermo Electron Corporation in 2006. Prior to becoming chief financial officer, Mr. Clark served as Fisher-Scientific's corporate controller and treasurer.

*Varun Laroyia*, 54, is Aptiv's executive vice president and chief financial officer, effective November 2024. He joined Aptiv from LKQ Corporation, a leading provider of alternative and specialty parts to repair and accessorize automobiles and other vehicles, where he most recently served as senior advisor, following roles as chief executive officer, LKQ Europe from 2022 to 2023 and executive vice president and chief financial officer from 2017 to 2022. Prior to serving at LKQ, Mr. Laroyia served as chief financial officer, Global Workplace Solutions for CBRE Group, Inc. from 2015 to 2017 and, prior to that, in a variety of roles of increasing responsibility at Johnson Controls, Gateway, General Electric and KPMG in Europe and North America.

*Allan J. Brazier*, 59, is senior vice president and chief accounting officer of Aptiv. He was promoted to senior vice president in April 2025, after serving as vice president and chief accounting officer from February 2011. Mr. Brazier joined the Company in June 2005 as senior manager of technical accounting and reporting, and prior to his current role served as assistant controller of technical accounting and reporting. Prior to joining Aptiv, Mr. Brazier was employed for seventeen years in financial roles of increasing responsibility at various companies. Mr. Brazier is a Certified Public Accountant and began his career with the international public accounting firm of KPMG.

*Javed Khan*, 53, is executive vice president and president, Software and Advanced Safety and User Experience, a position he has held since he joined Aptiv in August 2024. Before joining Aptiv, he served as senior vice president and general manager of Cisco Collaboration, and prior to his tenure at Cisco, Mr. Khan was the vice president of Enterprise and Consumer Security products at Symantec. He began his career as an engineer at Novell, before moving to leadership roles at Symantec.

*Joseph T. Liotine*, 53, is executive vice president and president, Electrical Distribution Systems, a position he has held since November 2024. Mr. Liotine joined Aptiv in April 2024 as president, Signal and Power Solutions. Prior to joining Aptiv, Mr. Liotine served as chief executive officer at Briggs & Stratton, and previously, he spent nearly 20 years in senior executive roles at Whirlpool Corporation, most recently as president and chief operating officer, where he led the global appliance business. Mr. Liotine began his career at PepsiCo, where he held several positions within sales and procurement.

*Obed D. Louissaint*, 46, is Aptiv's executive vice president and chief people officer. He joined Aptiv as senior vice president in January 2023 and was elevated to executive vice president in March 2024 when he assumed responsibility for the Company's communication function. He joined Aptiv from IBM, where he was senior vice president, Transformation and Culture from August 2020 through December 2022. He previously served as vice president, Talent, Watson Health & Employee Experience from 2019 to 2020 and vice president, Human Resources, IBM Watson, Watson Health, Research, Technical Talent & Corporate from 2015 to 2020. He began his IBM career in 2001 and held several human resources positions of increasing responsibility. Before joining IBM, Mr. Louissaint was president at Student Agencies, Inc.

*Joseph R. Massaro*, 56, is Aptiv's vice chair and president, Engineered Components Group, a position he has held from November 2024. Mr. Massaro joined the Company in October 2013 as vice president, Internal Audit, and in September 2014 was appointed to the position of vice president, corporate controller. In March 2016, he was named senior vice president and chief financial officer. In September 2020, he also assumed the role of senior vice president, business operations, and in 2024, was elevated to vice chairman, business operations and chief financial officer. Previously, Mr. Massaro was a managing director at Liberty Lane Partners from 2008 to 2010. He also served as chief financial officer of inVentiv Health Inc. from 2010 to 2013, a Liberty Lane portfolio company. Prior to Liberty Lane, he served in a variety of finance and operational roles at Thermo Fisher Scientific from 2002 to 2007, including senior vice president of Global Business Services where his responsibilities included the global sourcing and information technology functions. Prior to the merger with Thermo Electron, he also served as vice president and corporate controller of Fisher Scientific and held several other senior finance positions.

*Katherine H. Ramundo*, 58, is executive vice president, chief legal officer, chief compliance officer and secretary of Aptiv. She joined Aptiv as senior vice president, chief legal officer, chief compliance officer and secretary of Aptiv in March 2021, and was elevated to executive vice president in March 2024. Prior to joining Aptiv, Ms. Ramundo was executive vice president, chief legal officer and secretary of Howmet Aerospace Inc. (formerly Arconic Inc.), a leading global provider of advanced engineered solutions for the aerospace and transportation industries, a role she held from November 2016 to February 2021. Prior to joining Howmet Aerospace, Ms. Ramundo was executive vice president, general counsel and secretary of ANN, Inc., the owner of the Ann Taylor and LOFT brands. Previously, Ms. Ramundo served as vice president, deputy general counsel and assistant secretary of Colgate-Palmolive. Among her other positions during her 15-year tenure at Colgate, she served as general counsel of the Europe/South Pacific division, and later managed global specialty legal activities. She began her career as a litigator, practicing at major New York-based law firms, including Cravath, Swaine & Moore and Sidley Austin.

## ITEM 1A. RISK FACTORS

Set forth below are certain risks and uncertainties that could adversely affect our results of operations or financial condition and cause our actual results to differ materially from those expressed in forward-looking statements made by the Company. Also refer to the Cautionary Statement Regarding Forward-Looking Information in this Annual Report.

### Risks Related to Business Environment and Economic Conditions

***Disruptions in the supply of raw materials and other supplies that we and our customers use in our products may adversely affect our profitability.***

We and our customers use a broad range of materials and supplies, including copper and other metals, petroleum-based resins, chemicals, electronic components and semiconductors. A significant disruption in the supply of these materials for any reason could decrease our production and shipping levels, which could materially increase our operating costs and materially decrease our profit margins.

We, as with other component manufacturers in the automotive industry, ship products to our customers' vehicle assembly plants throughout the world so they are delivered on a "just-in-time" basis in order to maintain low inventory levels. Our suppliers also use a similar method. However, this "just-in-time" method makes the logistics supply chain in our industry very complex and very vulnerable to disruptions.

Such disruptions could be caused by any one of a myriad of potential problems, such as closures of one of our or our suppliers' plants or critical manufacturing lines due to strikes, mechanical breakdowns or failures, electrical outages, fires, explosions, political upheaval, terrorism or war, material shortages, as well as logistical complications due to weather, global climate change, volcanic eruptions, or other natural or nuclear disasters, delayed customs processing, the spread of an infectious disease, virus or other widespread illness and more. Additionally, as we focus operations in best cost countries, the risk for such disruptions is heightened. The lack of any single subcomponent necessary to manufacture one of our products could force us to cease production, potentially for a prolonged period. Similarly, a potential quality issue could force us to halt deliveries while we validate the products. Even where products are ready to be shipped, or have been shipped, delays may arise before they reach our customer. Our customers may halt or delay their production for the same reason if one of their other suppliers fails to deliver necessary components. This may cause our customers, in turn to suspend their orders, or instruct us to suspend delivery, of our products, which may adversely affect our financial performance.

When we fail to make timely deliveries in accordance with our contractual obligations, we generally have to absorb our own costs for identifying and solving the "root cause" problem as well as expeditiously producing replacement components or products. Generally, we must also carry the costs associated with "catching up," such as overtime and premium freight.

Additionally, if we are the cause for a customer being forced to halt production, the customer may seek to recoup all of its losses and expenses from us. These losses and expenses could be significant and may include consequential losses such as lost profits. Any global supply chain disruption, however small, could potentially cause the complete shutdown of an assembly line of one of our customers, and any such shutdown that is due to causes that are within our control could expose us to material claims of compensation. Where a customer halts production because of another supplier failing to deliver on time, there can be no assurance we will be fully compensated, if at all.

Global supply chain disruptions have in the past and could in the future lead to interruptions in our production, which could impact our ability to fully meet the vehicle production demands of OEMs at times due to events which are outside our control. For example, as a result of the rapidly evolving trade policies and tariff actions, the uncertainty in the automotive industry has increased, which could adversely affect our business and financial results. We will continue to actively monitor our global supply chain and will seek to aggressively mitigate and minimize the impact of any future disruptions on our business. In addition, we are carrying critical inventory items and key components, and we continue to procure productive, raw material and non-critical inventory components in order to satisfy our customers' vehicle production schedules. However, as a result of our customers' recent production volatility and cancellations, among other things, our balance of productive, raw and component material inventories has increased substantially from customary levels as of both December 31, 2025 and 2024. These changes to the production environment were primarily driven by the global supply chain disruptions that impacted the automotive industry at times during previous years. We continue to actively monitor and manage inventory levels across all inventory types in order to maximize both supply continuity and the efficient use of working capital.

***The cyclical nature of automotive sales and production can adversely affect our business.***

Our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive sales and production are highly cyclical and, in addition to general economic conditions, also depend on other factors, such as consumer confidence and consumer preferences. Lower global automotive sales would be expected to result in substantially all of our automotive OEM customers lowering vehicle production schedules, which has a direct impact on our earnings and cash flows. In addition, automotive sales and production can be affected by labor relations issues, regulatory requirements, trade agreements, the availability of consumer financing, inflationary pressures, interest rate volatility, supply chain disruptions and other factors, including global health crises. Economic declines that result in a significant reduction in automotive sales and production by our customers have in the past had, and may in the future have, an adverse effect on our business, results of operations and financial condition.

Our sales are also affected by inventory levels and OEMs' production levels. We cannot predict when OEMs will decide to increase or decrease inventory levels or whether new inventory levels will approximate historical inventory levels. Uncertainty and other unexpected fluctuations could have a material adverse effect on our business and financial condition.

***A prolonged recession and/or a downturn in global automotive sales could adversely affect our business and cause us to require additional sources of financing to continue our operations, which may not be available to us or be available only on materially different terms than what has historically been available.***

Our sensitivity to economic cycles and any related fluctuation in the businesses of our customers or potential customers may have a material adverse effect on our financial condition, results of operations or cash flows. Global automotive vehicle production increased 4% from 2024 to 2025 (1% on an Aptiv weighted market basis, which represents global vehicle production weighted to the geographic regions in which the Company generates its revenue), reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe. A prolonged downturn in or uncertainty relating to global or regional economic conditions, including as a result of trade barriers, high inflation, component shortages, labor shortages or any significant reduction in automotive sales by our customers, may result in the delay or cancellation of plans to purchase our products, which could have a material adverse effect on our business, results of operations and financial condition. Additionally, uncertainty relating to global or regional economic conditions may have an adverse impact on our business. Any such adverse impacts could require us to shut down plants or result in impairment charges, restructuring actions or changes in our valuation allowances against deferred tax assets, which could be material to our financial condition and results of operations. Deteriorating global economic conditions and/or deteriorating performance of our business may also have a negative impact on our market capitalization, which could also result in impairment charges. A determination that an impairment has occurred could have a material adverse effect on our financial results.

Any significant negative cash flow or instability in the global credit markets and global economic pressure could limit our ability to obtain external financing on favorable terms. There can be no assurance that we would be able to secure such financing on terms acceptable to us, or at all.

***A drop in the market share and changes in product mix offered by our customers can impact our revenues.***

We are dependent on the continued growth, viability and financial stability of our customers. Our customers generally are OEMs in the automotive industry. This industry is subject to rapid technological change, vigorous competition, cyclical and short product life cycles, reduced consumer demand patterns and industry consolidation. When our customers are adversely affected by these factors, we may be similarly affected to the extent that our customers reduce the volume of orders for our products. As a result of changes impacting our customers, sales mix can shift which may have either favorable or unfavorable impacts on our revenues and would include shifts in regional growth, shifts in OEM sales demand, as well as shifts in consumer demand related to vehicle segment purchases and content penetration. For instance, a shift in sales demand favoring a particular OEMs' vehicle model for which we do not have a supply contract may negatively impact our revenue. A shift in regional sales demand toward certain markets could impact the sales of our customers that have a large market share in those regions, which in turn would be expected to impact our revenue.

The mix of vehicle offerings by our OEM customers also impacts our sales. A decrease in consumer demand for specific types of vehicles where we have traditionally provided significant content could have a significant effect on our business and financial condition. For example, while we have identified high voltage electrification systems as a key product market, certain of our OEM customers have recently announced delays in or changes to their software-defined vehicle investment strategies amidst reduced expectations for future consumer demand for these products, which could adversely impact the growth of this product market within our business. Our sales of products in the regions in which our customers operate also depend on the success of these customers in those regions.

***Our business in China is subject to aggressive competition and is sensitive to economic and market conditions.***

Maintaining a strong position in the Chinese market is a key component of our global growth strategy. The automotive technology and components market in China is highly competitive, with competition from many of the largest global manufacturers and numerous smaller domestic manufacturers. Domestic Chinese OEMs have continued to expand their market share in China, and as a result, several non-Chinese OEMs have experienced declines in revenue and market share, resulting in certain traditional OEMs taking steps to reduce or restructure their operations in China. For example, in 2025, General Motors ("GM") restructured their operations in China given challenges in the Chinese market. As GM, along with other traditional OEMs, are among our largest customers, our business and financial results may be adversely affected by decreases in their businesses or market share in China. As the size of the Chinese market continues to increase over the long-term, we anticipate that additional competitors, both international and domestic, will seek to enter the Chinese market and that existing market participants will act aggressively to increase their market share. Increased competition may result in price reductions, reduced margins and our inability to gain or hold market share. Additionally, there have been periods of increased market volatility and moderations in the level of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Our business in China is sensitive to economic and market conditions that drive automotive sales volumes in China and may be impacted if there are reductions in vehicle demand in China. If we are unable to maintain our position in the Chinese market or if vehicle sales in China continue to experience minimal growth or decrease, our business and financial results could be materially adversely affected.

### *We operate in the highly competitive automotive technology and component supply industry, and are dependent on the acceptance of new product introductions for continued growth.*

The global automotive technology and component supply industry is highly competitive. Competition is based primarily on price, technology, quality, delivery and overall customer service. There can be no assurance that our products will be able to compete successfully with the products of our competitors. Furthermore, the rapidly evolving nature of the markets in which we compete has attracted, and may continue to attract, new and disruptive entrants from outside the traditional automotive supply industry, particularly in countries such as China or in areas of evolving vehicle technologies such as automated driving technologies and advanced software. These entrants may seek to gain access to certain vehicle technology and component markets. Any of these new competitors may develop and introduce technologies that gain greater customer or consumer acceptance, which could adversely affect the future growth of the Company. Additionally, consolidation in the automotive industry may lead to decreased product purchases from us. As a result, our sales levels and margins could be adversely affected by pricing pressures from OEMs and pricing actions of competitors. These factors led to selective resourcing of business to competitors in the past and may also do so in the future.

In addition, any of our competitors may foresee the course of market development more accurately than us, develop products that are superior to our products, have the ability to produce similar products at a lower cost than us, adapt more quickly than us to new technologies or evolving customer requirements or develop or introduce new products or solutions before we do, particularly related to potential transformative technologies such as autonomous driving solutions. As a result, our products may not be able to compete successfully with their products. These trends may adversely affect our sales as well as the profit margins on our products. If we do not continue to innovate to develop or acquire new and compelling products that capitalize upon new technologies, this could have a material adverse impact on our results of operations.

### *If we do not respond appropriately, the evolution of the automotive industry towards autonomous vehicles and mobility on demand services could adversely affect our business.*

The automotive industry is increasingly focused on the development of advanced driver assistance technologies, with the goal of developing and introducing a commercially-viable, fully automated driving experience. The high development cost of active safety and autonomous driving technologies may result in a higher risk of exposure to the success of new or disruptive technologies different than those being developed by us. There has also been an increase in consumer preferences for mobility on demand services, such as car- and ride-sharing, as opposed to automobile ownership, which may result in a long-term reduction in the number of vehicles per capita. These evolving areas have also attracted increased competition from entrants outside the traditional automotive industry. If we do not continue to respond quickly and effectively to this evolutionary process, our results of operations could be adversely impacted.

### *We have invested substantial resources in markets and technologies where we expect growth and we may be unable to timely alter our strategies should such expectations not be realized.*

Our future growth is dependent on our making the right investments at the right time to support product development and manufacturing capacity in geographic areas where we can support our customer base and in product areas of evolving vehicle technologies. We have identified the Asia Pacific region, and more specifically China, as a key geographic market, and have identified intelligent systems software, advanced driver assistance systems, autonomous driving technologies, mobility solutions and high voltage electrification systems as key product markets. We believe these markets are likely to experience substantial long-term growth, and accordingly have made and expect to continue to make substantial investments, both directly and through participation in various partnerships and joint ventures, in numerous manufacturing operations, technical centers, research and development activities and other infrastructure to support anticipated growth in these areas. If we are unable to deepen existing and develop additional customer relationships in the Asia Pacific region, or if we are unable to develop and introduce market-relevant advanced driver assistance or autonomous driving technologies, we may not only fail to realize expected rates of return on our existing investments, but we may incur losses on such investments and be unable to timely redeploy the invested capital to take advantage of other markets or product categories, potentially resulting in lost market share to our competitors. Our results will also suffer if these areas do not grow as quickly as we anticipate.

***We may not be able to respond quickly enough to changes in regulations, technology and technological risks, and to develop our intellectual property into commercially viable products.***

We cannot provide assurance that certain of our products will not become obsolete or that we will be able to achieve the technological advances that may be necessary for us to remain competitive and maintain or increase our revenues in the future. We are also subject to the risks generally associated with new product introductions and applications, including lack of market acceptance, delays in product development or production and failure of products to operate properly. The pace of our development and introduction of new and improved products depends on our ability to implement improved technological innovations in design, engineering and manufacturing, which requires extensive capital investment. Any capital expenditure cuts in these areas that we may determine to implement in the future to reduce costs and conserve cash could reduce our ability to develop and implement improved technological innovations, which may materially reduce demand for our products.

To compete effectively in the automotive technology and components industry, we must be able to launch new products to meet changing consumer preferences and our customers' demand in a timely and cost-effective manner. Our ability to respond to competitive pressures and react quickly to other major changes in the marketplace, including the potential introduction of disruptive technologies such as autonomous driving solutions or consumer desire for and availability of vehicles with advanced driver assistance technologies or which use alternative fuels is also a risk to our future financial performance.

Changes in legislative, regulatory or industry requirements or in competitive technologies may render certain of our products obsolete or less attractive. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost competitive basis will be a significant factor in our ability to remain competitive and to maintain or increase our revenues. For example, the evolving sector of automated driver assistance and autonomous driving technologies has led to guidance issued by the U.S. Department of Transportation ("DOT") regarding best practices for the testing and deployment of automated driving systems, and outlining federal and state roles in the regulation of these systems, including providing state legislatures with best practices on how to safely foster the development and introduction of automated driving technologies onto public roads. There remains potential for the continued introduction of new and expanded regulations in this space, including potential requirements for autonomous vehicle systems to receive approval from the DOT or other regulatory agencies prior to commercial introduction. It is also possible that regulations in this space may diverge among jurisdictions, leading to increased compliance costs.

We cannot provide assurance that we will be able to install and certify the equipment needed to produce products for new product programs in time for the start of production, or that the transitioning of our manufacturing facilities and resources to full production under new product programs will not impact production rates or other operational efficiency measures at our facilities. Development and manufacturing schedules are difficult to predict, and we cannot provide assurance that our customers will execute on schedule the launch of their new product programs, for which we might supply products. Our failure to successfully launch new products, or a failure by our customers to successfully launch new programs, could adversely affect our results.

***Certain of our businesses rely on relationships with collaborative partners and other third-parties for development of products and potential products, and such collaborative partners or other third-parties could fail to perform sufficiently.***

We believe that for certain of our businesses, success in developing market-relevant products depends in part on our ability to develop and maintain collaborative relationships with other companies. There are certain risks involved in such relationships, as our collaborative partners may not devote sufficient resources to the success of our collaborations; may be acquired by other companies and subsequently terminate our collaborative arrangement; may compete with us; may not agree with us on key details of the collaborative relationship; or may not agree to renew existing collaborations on acceptable terms. Because these and other factors may be beyond our control, the development or commercialization of our products involved in collaborative partnerships may be delayed or otherwise adversely affected. If we or any of our collaborative partners terminate a collaborative arrangement, we may be required to devote additional resources to product development and commercialization or may need to cancel certain development programs, which could adversely affect our business and operational results.

***Declines in the market share or business of our five largest customers may adversely impact our revenues and profitability.***

Our five largest customers accounted for approximately 42% of our total net sales for the year ended December 31, 2025. Accordingly, our revenues may be adversely affected by decreases in any of their businesses or market share. For instance, the worldwide semiconductor shortage adversely impacted the automotive industry in recent years resulting in reduced vehicle production schedules and sales from historical levels, which adversely impacted our financial condition, operating results and cash flows for portions of the year ended December 31, 2023. In addition, certain United Automobile, Aerospace and Agricultural Implement Workers of America ("UAW") represented employees at GM, Ford Motor Company ("Ford") and Stellantis N.V. ("Stellantis") initiated labor strikes in September 2023, lasting more than six weeks in duration. As GM, Ford and Stellantis are among our largest customers, these labor strikes adversely impacted our financial condition, operating results and cash flows for the year ended December 31, 2023. Furthermore, because our customers typically have no obligation to purchase a specific quantity of parts, a decline in the production levels of any of our major customers, particularly with respect to models for which we are a significant supplier, could reduce our sales and thereby adversely affect our financial condition, operating results and cash flows.

***We may not realize sales represented by awarded business.***

We estimate awarded business using certain assumptions, including projected future sales volumes. Our customers generally do not guarantee volumes. In addition, awarded business may include business under arrangements that our customers have the right to terminate without penalty. Therefore, our actual sales volumes, and thus the ultimate amount of revenue that we derive from such sales, are not committed. If actual production orders from our customers are not consistent with the projections we use in calculating the amount of our awarded business, we could realize substantially less revenue over the life of these projects than the currently projected estimate.

***Continued pricing pressures, OEM cost reduction initiatives and the ability of OEMs to re-source or cancel vehicle programs may result in lower than anticipated margins, or losses, which may have a significant negative impact on our business.***

Cost-cutting initiatives adopted by our customers result in increased downward pressure on pricing. Our customer supply agreements generally require step-downs in component pricing over the period of production, typically one to three percent per year. In addition, our customers often reserve the right to terminate their supply contracts for convenience, which enhances their ability to obtain price reductions. OEMs have also possessed significant leverage over their suppliers, including us, because the automotive technology and component supply industry is highly competitive, serves a limited number of customers, has a high fixed cost base and historically has had excess capacity. Based on these factors, and the fact that our customers' product programs typically last a number of years and are anticipated to encompass large volumes, our customers are able to negotiate favorable pricing. Accordingly, as a Tier I supplier, we are subject to substantial continuing pressure from OEMs to reduce the price of our products. For example, our customer supply agreements generally provide for annual reductions in pricing of our products over the period of production. It is possible that pricing pressures beyond our expectations could intensify as OEMs pursue restructuring and cost-cutting initiatives. If we are unable to generate sufficient production cost savings in the future to offset price reductions, our gross margin and profitability would be adversely affected. See Item 1. Supply Relationships with Our Customers for a detailed discussion of our supply agreements with our customers.

***Our supply agreements with our OEM customers are generally requirements contracts, and a decline in the production requirements of any of our customers, and in particular our largest customers, could adversely impact our revenues and profitability.***

We receive OEM purchase orders for specific components supplied for particular vehicles. In most instances our OEM customers agree to purchase their requirements for specific products but are not required to purchase any minimum amount of products from us. The contracts we have entered into with most of our customers have terms ranging from one year to the life of the model (usually three to seven years, although customers often reserve the right to terminate for convenience). Therefore, a significant decrease in demand for certain key models or group of related models sold by any of our major customers or the ability of a manufacturer to re-source and discontinue purchasing from us, for a particular model or group of models, could have a material adverse effect on us. To the extent that we do not maintain our existing level of business with our largest customers because of a decline in their production requirements or because the contracts expire or are terminated for convenience, we will need to attract new customers or win new business with existing customers, or our results of operations and financial condition will be adversely affected. See Item 1. Supply Relationships with Our Customers for a detailed discussion of our supply agreements with our customers.

***Our inability to effectively manage the timing, quality and costs of new program launches could adversely affect our financial performance.***

In connection with the award of new business, we obligate ourselves to deliver new products and services that are subject to our customers' timing, performance and quality standards. The launch of production is a complex process, the success of which depends on a wide range of factors, including: the timing and frequency of design changes by our customers relative to the start of production; product maturity and complexity; production readiness of our own, as well as our customers' and suppliers' manufacturing facilities; robustness of manufacturing and validation processes; launch volumes; quality and production readiness of tooling and equipment; sufficiency of skilled employees; and initial product quality. Given the complexity of new program launches, we may experience difficulties managing product quality, timeliness and associated costs. Failure by us to successfully launch a new product could result in commercial or litigation claims against us which could have a material adverse effect on our profitability. Additionally, a significant product or program launch failure could adversely affect our reputation, future business prospects with one or more customers, and/or ability to execute our strategy. In addition, new program launches require a significant ramp up of costs; however, our sales related to these new programs generally are dependent upon the timing and success of our customers' introduction of new vehicles. Customer decisions on program launch timing may be impacted by industry conditions, government regulations and consumer preferences, and therefore, the timing of such launches may also be subject to change.

### *Adverse developments affecting one or more of our suppliers could harm our profitability.*

Any significant disruption in our supplier relationships, particularly relationships with sole-source suppliers, could harm our profitability. Some of our suppliers may not be able to handle commodity cost volatility and/or sharply changing volumes while still performing as we expect. To the extent our suppliers experience supply disruptions, there is a risk for delivery delays, production delays, production issues or delivery of non-conforming products by our suppliers. Even where these risks do not materialize, we may incur costs as we try to make contingency plans for such risks.

### *The discontinuation or loss of business, or lack of commercial success with respect to a particular product for which we are a significant supplier could reduce our sales and harm our profitability.*

Although we receive purchase orders from many of our customers, these purchase orders generally provide for the supply of a customer's annual requirements for a particular vehicle model and assembly plant, or in some cases, for the supply of a customer's requirements for the life of a particular vehicle model, rather than for the purchase of a specific quantity of products. In addition, customers may manufacture components internally that are currently produced by outside suppliers, such as us. If our OEM customers successfully in-source products currently manufactured by us, the discontinuation or loss of business for products which we are a significant supplier could reduce our sales and harm our profitability.

### *Increases in costs of the materials and other supplies that we use in our products may have a negative impact on our business.*

Significant changes in the markets where we purchase materials, components and supplies for the production of our products may adversely affect our profitability, particularly in the event of significant increases in demand where there is not a corresponding increase in supply, inflation or other pricing increases. In recent periods there have been significant fluctuations in the global prices of copper, petroleum-based resin products, semiconductors and fuel charges, which have had and may continue to have an unfavorable impact on our business, results of operations or financial condition. We will continue efforts to pass some supply and material cost increases onto our customers, although competitive and market pressures have limited our ability to do that, particularly with U.S. OEMs, and may prevent us from doing so in the future, because our customers are generally not obligated to accept price increases that we may desire to pass along to them. Even where we are able to pass price increases through to the customer, in some cases there is a lapse of time before we are able to do so. The inability to pass on price increases to our customers when raw material prices increase rapidly or to significantly higher than historic levels could adversely affect our operating margins and cash flow, possibly resulting in lower operating income and profitability. We expect to be continually challenged as demand for our principal raw materials and other supplies, including electronic components, is significantly impacted by demand in key growth markets, particularly in China. We cannot provide assurance that fluctuations in commodity prices will not otherwise have a material adverse effect on our financial condition or results of operations, or cause significant fluctuations in quarterly and annual results of operations.

### *Our hedging activities to address commodity price fluctuations may not be successful in offsetting future increases in those costs or may reduce or eliminate the benefits of any decreases in those costs.*

In order to mitigate short-term volatility in operating results due to the aforementioned commodity price fluctuations, we hedge a portion of near-term exposure to certain raw materials used in production. The results of our hedging practice could be positive, neutral or negative in any period depending on price changes in the hedged exposures. Our hedging activities are not designed to mitigate long-term commodity price fluctuations and, therefore, will not protect from long-term commodity price increases. Our future hedging positions may not correlate to actual raw material costs, which could cause acceleration in the recognition of unrealized gains and losses on hedging positions in operating results.

### *We may encounter manufacturing challenges.*

The volume and timing of sales to our customers may vary due to: variation in demand for our customers' products; our customers' attempts to manage their inventory; design changes; changes in our customers' manufacturing strategy; our customers' production schedules; acquisitions of or consolidations among customers; and disruptions in the supply of raw materials or other supplies used in our customers' products. Due in part to these factors, many of our customers do not commit to long-term production schedules. Our inability to forecast the level of customer orders with certainty makes it difficult to schedule production and maximize utilization of manufacturing capacity.

We rely on third-party suppliers for components used in our products, and we rely on third-party manufacturers to manufacture certain of our assemblies and finished products. Our results of operations, financial condition and cash flows could be adversely affected if our third-party suppliers lack sufficient quality control or if there are significant changes in their financial or business condition. If our third-party manufacturers fail to deliver products, parts and components of sufficient quality on time and at reasonable prices, we could have difficulties fulfilling our orders, sales and profits could decline, and our commercial reputation could be damaged.

From time to time, we have underutilized our manufacturing lines. This excess capacity means we incur increased fixed costs in our products relative to the net revenue we generate, which could have an adverse effect on our results of operations, particularly during economic downturns. If we are unable to improve utilization levels for these manufacturing lines and correctly manage capacity, the increased expense levels will have an adverse effect on our business, financial condition and results of operations. In addition, some of our manufacturing lines are located in China or other countries that are subject to a number of additional risks and uncertainties, including increasing labor costs, which may result from market demand or other factors, and political, social and economic instability.

***Changes in factors that impact the determination of our non-U.S. pension liabilities may adversely affect us.***

Certain of our non-U.S. subsidiaries sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. Our primary funded non-U.S. plans are located in Mexico and the United Kingdom and were underfunded by $128 million as of December 31, 2025. The funding requirements of these benefit plans, and the related expense reflected in our financial statements, are affected by several factors that are subject to an inherent degree of uncertainty and volatility, including governmental regulation. In addition to the defined benefit pension plans, we have retirement obligations driven by requirements in many of the countries in which we operate. These legally required plans require payments at the time benefits are due. Obligations, net of plan assets, related to these non-U.S. defined benefit pension plans and statutorily required retirement obligations totaled $423 million at December 31, 2025, of which $24 million is included in accrued liabilities, $428 million is included in long-term liabilities and $29 million is included in long-term assets in our consolidated balance sheets. Key assumptions used to value these benefit obligations and the cost of providing such benefits, funding requirements and expense recognition include the discount rate and the expected long-term rate of return on pension assets. If the actual trends in these factors are less favorable than our assumptions, this could have an adverse effect on our results of operations and financial condition.

***We may suffer future asset impairment and other restructuring charges, including write downs of long-lived assets, goodwill, or intangible assets.***

We have taken, are taking, and may take future restructuring actions to realign and resize our production capacity and cost structure to meet current and projected operational and market requirements. Charges related to these actions or any further restructuring actions may have a material adverse effect on our results of operations and financial condition. We cannot ensure that any current or future restructuring actions will be completed as planned or achieve the desired results.

Additionally, from time to time, we have recorded asset impairment losses relating to specific plants and operations. Generally, we record asset impairment losses when we determine that our estimates of the future undiscounted cash flows from an operation will not be sufficient to recover the carrying value of that facility's building, fixed assets and production tooling. For goodwill, we perform a qualitative assessment of whether it is more likely than not that a reporting unit's value is less than its carrying amount. If the qualitative assessment is not met, the Company then performs a quantitative assessment by comparing the estimated fair value of each reporting unit to its carrying value, including goodwill. If the fair value of the reporting unit is less than its carrying amount, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the amount of goodwill allocated to the reporting unit. For example, the Company assessed changes in circumstances that occurred during the third quarter of 2025 related to increased discount rates and a reduction in forecasted cash flows, which led the Company to conclude that, when considering the events and factors in totality, it was more likely than not that the estimated fair value of its Wind River reporting unit within the Advanced Safety and User Experience segment would be below its carrying value at September 30, 2025. The assessment indicated that the carrying value of this reporting unit exceeded its estimated fair value, and as a result, during the third quarter of 2025, the Company recorded a non-cash, pre-tax goodwill impairment charge of approximately $648 million related to the Wind River reporting unit. It is possible that we could incur additional charges in the future as changes in economic or operating conditions impacting the estimates and assumptions could result in additional impairment. See Item 7. Significant Accounting Policies and Critical Accounting Estimates for a detailed discussion of our annual goodwill and intangible assets impairment assessment.

***Employee strikes and labor-related disruptions involving us or one or more of our customers or suppliers may adversely affect our operations.***

Our business is labor-intensive and we have a number of unions, works councils and other represented employees. A strike or other form of significant work disruption by our employees would likely have an adverse effect on our ability to operate our business. A labor dispute involving us or one or more of our customers or suppliers or that could otherwise affect our operations could reduce our sales and harm our profitability. A labor dispute involving another supplier to our customers that results in a slowdown or a closure of our customers' assembly plants where our products are included in the assembled parts or vehicles could also adversely affect our business and harm our profitability. In addition, certain UAW-represented employees at GM, Ford and Stellantis initiated labor strikes in September 2023, lasting more than six weeks in duration. As

GM, Ford and Stellantis are among our largest customers, these labor strikes adversely impacted our financial condition, operating results and cash flows for the year ended December 31, 2023. In addition, our inability or the inability of any of our customers, our suppliers or our customers' suppliers to negotiate an extension of a collective bargaining agreement upon its expiration could reduce our sales and harm our profitability. Significant increases in labor costs as a result of the renegotiation of collective bargaining agreements could also adversely affect our business and harm our profitability.

***Public health crises and other global health pandemics, epidemics and disease outbreaks and the measures taken in response thereto could adversely impact our business, financial condition, results of operations and cash flows.***

A significant public health crisis, such as the COVID-19 pandemic, could adversely impact our business as well as those of our suppliers and customers. Any future significant public health crisis could adversely impact the global economy, our industry and the overall demand for our products. In addition, preventative or reactionary measures taken by governmental authorities may disrupt the ability of our employees, suppliers and other business partners to perform their respective functions and obligations relative to the conduct of our business. Our ability to predict and respond to future changes resulting from potential health crises is uncertain as are the ultimate potential impacts on our business. In 2023, 2024 and 2025, our manufacturing facilities were not impacted by prolonged shutdowns directly resulting from any public health crises.

***We are exposed to foreign currency fluctuations as a result of our substantial global operations, which may affect our financial results.***

We have currency exposures related to buying, selling and financing in currencies other than the local currencies of the countries in which we operate. Approximately 64% of our net revenue for the year ended December 31, 2025 came from sales outside the U.S., which were primarily invoiced in currencies other than the U.S. dollar, and we expect net revenue from non-U.S. markets to continue to represent a significant portion of our net revenue. Accordingly, significant changes in currency exchange rates, particularly the Euro, Chinese Yuan (Renminbi) and Mexican Peso, could cause fluctuations in the reported results of our businesses' operations that could negatively affect our results of operations. Price increases caused by currency exchange rate fluctuations may make our products less competitive or have an adverse effect on our margins. Currency exchange rate fluctuations may also disrupt the business of our suppliers by making their purchases of raw materials more expensive and more difficult to finance.

Historically, we have reduced our currency exposure by aligning our costs in the same currency as our revenues or, if that is impracticable, through financial instruments that provide offsets or limits to our exposures, which are opposite to the underlying transactions. However, any measures that we may implement to reduce the effect of volatile currencies and other risks of our global operations may not be effective.

***We face risks associated with doing business in various national and local jurisdictions.***

The majority of our manufacturing and distribution facilities are in Mexico, China and other countries in Asia Pacific, Eastern and Western Europe, South America and Northern Africa. We also purchase raw materials and other supplies from many different countries around the world. For the year ended December 31, 2025, approximately 64% of our net revenue came from sales outside the U.S. International operations are subject to certain risks inherent in doing business globally, including:

- exposure to local economic, political and labor conditions;
- unexpected changes in laws, regulations, economic and trade sanctions, trade or monetary or fiscal policy, including interest rates
- foreign currency exchange rates and changes in the rate of inflation in the U.S. and other countries;
- tariffs, quotas, customs and other import or export restrictions and other trade barriers;
- expropriation and nationalization;
- difficulty of enforcing agreements, collecting receivables and protecting assets through certain non-U.S. legal systems;
- reduced technology, data or intellectual property protections;
- limitations on repatriation of earnings;
- withholding and other taxes on remittances and other payments by subsidiaries;
- investment restrictions or requirements;
- violence and civil unrest in local countries, including the conflict between Ukraine and Russia and the conflicts in the Middle East; and
- compliance with the requirements of an increasing body of applicable anti-bribery laws, including the U.S. Foreign Corrupt Practices Act, the U.K. Bribery Act and similar laws of various other countries.

Additionally, our global operations may also be adversely affected by political events, terrorist events and hostilities, complications due to natural, nuclear or other disasters or the spread of an infectious disease, virus or other widespread illness.

For instance, the government of Mexico implemented country-wide statutory minimum wage increases of approximately 13% (5% in Northern Border Zone), 12% and 20%, effective January 1, 2026, 2025 and 2024, respectively. The government of Mexico has indicated it may implement other labor reforms, such as an initiative to shorten the work week from 48 to 40 hours, as early as January 1, 2027, through a gradual reduction of two hours per year. Labor costs have increased significantly in Mexico as a result of this and other labor reform initiatives, necessitating a strategic review of more cost-competitive jurisdictions and a greater acceleration in manufacturing automation. While management has implemented measures to mitigate the impact of these labor reforms on our cost structure, we cannot predict the ultimate future impact on our business.

Existing free trade laws and regulations, such as the United States-Mexico-Canada Agreement, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of trade, and in particular increased trade restrictions, tariffs, taxes or non-tariff barriers on imports from countries where we manufacture products, such as China and Mexico, could have a material adverse effect on our business and financial results. For example, beginning on April 2, 2025, the U.S. government announced tariffs of at least 10% across imported goods from all countries, with rates even higher for goods from countries with a high trade deficit with the U.S. Subsequent to this announcement, a number of other countries announced tariffs on U.S. goods and have negotiated or continue to negotiate trade agreements with the U.S.

While the impacts to the Company resulting from these incremental tariffs were not significant during 2025, the future impact of any announced tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available, and may be material to the Company. In addition, we are continuing to work with our customers and suppliers to mitigate the impact of these incremental tariffs on our results of operations. Despite recent trade negotiations and the potential for trade agreements between the U.S. and the Mexican, Canadian and Chinese governments, given the uncertainty regarding the scope and duration of any new tariffs and any associated retaliatory measures, as well as the potential for additional tariffs or trade barriers by the U.S., Mexico, Canada, China or other countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. Management continues to monitor the volatile geopolitical environment to identify, quantify and assess proposed or threatened duties, taxes or other business restrictions which could adversely affect our business and financial results.

The outbreak of armed conflicts in the Middle East beginning in October 2023 has also created numerous uncertainties, including the risk that the conflicts spread throughout the broader region, and their impact on the global economy and supply chains.

Furthermore, the conflict between Ukraine and Russia, which began in February 2022, has had, and is expected to continue to have, negative economic impacts to both countries and to the European and global economies. In response to the conflict, the European Union ("the E.U."), the U.S. and other governments implemented broad economic sanctions against Russia. These countries may impose further sanctions and take other actions as the situation continues. While the sanctions announced to date have not had a material adverse impact on us, any further sanctions imposed or actions taken by these countries, and any retaliatory measures by Russia in response, including restrictions on energy supplies from Russia to countries in the region and asset expropriations, could increase our costs, reduce our sales and earnings or otherwise have an adverse effect on our operations.

Ukraine and Russia are significant global producers of raw materials used in our supply chain, including copper, aluminum, palladium and neon gases. Disruptions in the supply and volatility in the price of these materials and other inputs produced by Ukraine or Russia, including increased logistics costs and longer transit times, could adversely impact our business and results of operations. The conflict has also increased the possibility of cyberattacks occurring, which could either directly or indirectly impact our operations. Furthermore, the conflict has caused our customers to analyze their and their suppliers' continued presence in the region and future customer production plans in the region remain uncertain.

We do not have a material physical presence in either Russia or Ukraine, with less than 1% of our workforce located in the countries as of December 31, 2025. For the year ended December 31, 2025, less than 1% of our net sales were generated from manufacturing facilities in Ukraine, and we did not generate any sales in Russia. However, the impacts of the conflict have adversely impacted, and may continue to adversely impact, global economies, and in particular, the European economy, a region which accounted for approximately 32% of our net sales for the year ended December 31, 2025. As a result of the conflict, the Company ceased using certain long-lived assets in Ukraine and consequently recorded non-cash impairment charges of $11 million during the year ended December 31, 2023. These charges were recorded within cost of sales in the consolidated statements of operations.

We continue to monitor the situation and will seek to minimize its impact to our business, while prioritizing the safety and well-being of our employees located in both countries and our compliance with applicable laws and regulations in the locations where we operate. Any of the impacts mentioned above, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

Increasing our manufacturing footprint in Asian markets, including China, and our business relationships with Asian automotive manufacturers are important elements of our long-term strategy. In addition, our strategy includes increasing revenue and expanding our manufacturing footprint in lower-cost regions. As a result, our exposure to the risks described above may be greater in the future. The likelihood of such occurrences and their potential impact on us vary from country to country and are unpredictable.

***If we fail to manage our growth effectively or to integrate successfully any new or future business ventures, acquisitions or strategic alliance into our business, our business could be materially adversely harmed. In addition, the failure to realize the expected benefits of any past or future acquisition could adversely affect our business.***

We have completed a number of acquisitions in recent years, including the acquisitions of Wind River and Intercable Automotive Solutions S.r.l. in 2022. We expect to continue to pursue business ventures, acquisitions, and strategic alliances that leverage our technology capabilities and enhance our customer base, geographic penetration and scale to complement our current businesses and we regularly evaluate potential opportunities, some of which could be material. While we believe that such transactions are an integral part of our long-term strategy, there are risks and uncertainties related to these activities. Assessing a potential growth opportunity involves extensive due diligence. However, the amount of information we can obtain about a potential growth opportunity may be limited, and we can give no assurance that new business ventures, acquisitions, and strategic alliances will positively affect our financial performance or will perform as planned.

Furthermore, we may not be successful in fully or partially integrating companies that we acquire, including their personnel, financial systems, distribution, operations and general operating procedures. We may also encounter challenges in achieving appropriate internal control over financial reporting in connection with the integration of an acquired company. If we fail to assimilate or integrate acquired companies successfully, our business, reputation and operating results could be materially impacted. Likewise, our failure to integrate and manage acquired companies profitably may lead to future impairment of any associated goodwill and intangible asset balances. Furthermore, if the expected benefits of an acquisition do not meet the expectations of investors or securities analysts, the market price of our ordinary shares prior to the closing of the acquisition may decline.

***We face risks related to cybersecurity for both our infrastructure and products and any cybersecurity breach or failure of one or more key information technology systems, or those of third-parties with which we do business could have a material adverse impact on our business or reputation.***

Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology capabilities, both internally and externally. Our capabilities, as well as those of our customers, suppliers, partners and service providers, are crucial to our operations and may contain confidential personal information, business-related information or intellectual property. These capabilities are also susceptible to interruptions (including those caused by systems failures, cyberattacks and other natural or man-made incidents or disasters), which may be prolonged or go undetected. Cyberattacks are continually increasing in their frequency, sophistication and intensity. Additionally, some actors are using artificial intelligence technology to launch more automated, targeted and coordinated attacks which further heightens these risks. Although we have and continue to employ capabilities, processes and other security and privacy measures designed to prevent, detect and mitigate the risk of such events, including but not limited to geographically diverse and resilient infrastructure, third-party risk management and the implementation of proactive security and privacy measures, a significant or large-scale interruption of our information technology capabilities could result in a confidentiality, integrity or availability data breach, and adversely affect our ability to manage and keep operations running efficiently and effectively, and could result in significant costs, regulatory investigations, fines or litigation. Incidents that result in a wider or sustained disruption to our business or products, or result in a personal data breach, could have a material adverse effect on our business, reputation, financial condition and results of operations. In addition, some of our employees work from home on a full-time or part-time basis, which may increase our vulnerability to cyber and other information technology risks.

Some of our products, including but not limited to safety-critical products, contain complex digital technologies designed to support today's increasingly connected vehicles. Although we continue to employ capabilities, processes and other security and privacy measures designed to reduce risks of cyberattacks against our products, such measures may not provide absolute security (and, in turn, privacy) and may not sufficiently mitigate all potential risks under all scenarios. Failure of such products to effectively protect against attacks targeted at our products can negatively affect our brand and harm our business, prospects, customers, financial condition and operating results.

Further, engineering and maintaining security for our systems and products may require significant costs. However, failing to properly respond to and invest in information technology and cybersecurity advancements may limit our ability to attract and retain customers, prevent us from offering similar products and services as those offered by our competitors or inhibit our ability to meet regulatory, industry or other compliance requirements.

To date, we have not experienced a system failure, cyberattack or security breach that has resulted in a material interruption in our operations or material adverse effect on our financial condition. Our Board of Directors regularly reviews relevant information technology and cybersecurity matters and receives periodic updates from information technology and cybersecurity subject matter experts as part of its risk assessment procedures, including analysis of existing and emerging risks, as well as plans and strategies to address those risks. While we continuously seek to expand and improve our information technology systems and maintain adequate disclosure controls and procedures, there can be no assurance that we can adequately anticipate all trends of the market, technology landscapes and threat landscapes, and there can be no assurance that such measures will prevent interruptions or security breaches that could adversely affect our business.

Refer to Item 1C. Cybersecurity of this Annual Report on Form 10-K for further information on the Company's risk management, strategy and governance over cybersecurity matters.

## Risks Related to Legal, Regulatory, Tax and Accounting Matters

### *We may incur material losses and costs as a result of warranty claims, product recalls, product liability and intellectual property infringement actions that may be brought against us.*

We face an inherent business risk of exposure to warranty claims and product liability in the event that our products fail to perform as expected and, in the case of product liability, such failure of our products results in bodily injury and/or property damage. The fabrication of the products we manufacture is a complex and precise process. Our customers specify quality, performance and reliability standards. If flaws in either the design or manufacture of our products were to occur, we could experience a rate of failure in our products that could result in significant delays in shipment and product re-work or replacement costs. Although we engage in extensive product quality programs and processes, these may not be sufficient to avoid product failures, which could cause us to:

- lose net revenue;
- incur increased costs such as warranty expense and costs associated with customer support;
- experience delays, cancellations or rescheduling of orders for our products;
- experience increased product returns or discounts; or
- damage our reputation,

all of which could negatively affect our financial condition and results of operations.

If any of our products are or are alleged to be defective, we may be required to participate in a recall involving such products. Each vehicle manufacturer has its own practices regarding product recalls and other product liability actions relating to its suppliers. However, as suppliers become more integrally involved in the vehicle design process and assume more of the vehicle assembly functions, OEMs continue to look to their suppliers for contribution when faced with recalls and product liability claims. The number of vehicles recalled globally by OEMs has increased above historical levels. These recalls can either be initiated by the OEMs or influenced or required by regulatory agencies. Although there are differing rules and regulations across countries governing recalls for safety issues, the overall transition towards global vehicle platforms may also contribute to increased recalls outside of the United States, as automotive components are increasingly standardized across regions. Given the sensitivity to safety issues in the automotive industry, including increased focus from regulators and consumers, we anticipate the number of automotive recalls may remain above historical levels in the near future. In addition, the National Highway Traffic Safety Administration and other non-U.S. regulators have the authority, under certain circumstances, to require recalls to remedy safety concerns.

A recall claim brought against us, or a product liability claim brought against us in excess of our available insurance, may have a material adverse effect on our business. OEMs also require their suppliers to guarantee or warrant their products and bear the costs of repair and replacement of such products under new vehicle warranties. Depending on the terms under which we supply products to a vehicle manufacturer, a vehicle manufacturer may attempt to hold us responsible for some or all of the repair or replacement costs of products under new vehicle warranties when the OEM asserts that the product supplied did not perform as warranted. Although we cannot ensure that the future costs of warranty claims by our customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. Our warranty reserves are based on our best estimates of amounts necessary to settle future and existing claims. We regularly evaluate the level of these reserves and adjust them when appropriate. However, the final amounts determined to be due related to these matters could differ materially from our recorded estimates.

In addition, as we adopt new technology, we face an inherent risk of exposure to the claims of others that we have allegedly violated their intellectual property rights. We cannot ensure that we will not experience any material warranty, product liability or intellectual property claim losses in the future or that we will not incur significant costs to defend such claims.

***We may be adversely affected by laws or regulations, including environmental, health and safety and climate change, regulation, litigation or other liabilities.***

We are subject to various U.S. federal, state and local, and non-U.S., laws and regulations, including those related to environmental, health and safety, financial and other matters.

We cannot predict the substance or impact of pending or future legislation or regulations, or the application thereof. The introduction of new laws or regulations or changes in existing laws or regulations, or the interpretations thereof, could increase the costs of doing business for us or our customers or suppliers or restrict our actions and adversely affect our financial condition, operating results and cash flows. For example, certain of our customers may be affected by the curtailment in the United States of government incentives for electric and hybrid vehicles.

We are subject to laws and regulations governing, among other things:

- the generation, storage, handling, use, transportation, disposal, cleanup, or presence of, or exposure to hazardous materials;
- the emission and discharge of hazardous materials into the ground, air or water;
- climate change;
- the incorporation of certain chemical substances into our products, including electronic equipment; and
- the health and safety of our employees.

We are also required to obtain permits from governmental authorities for certain operations. We cannot assure you that we have been or will be at all times in complete compliance with such laws, regulations and permits. If we violate or fail to comply with these laws, regulations or permits, we could be fined or otherwise sanctioned by regulators. We could also be held liable for any and all consequences arising out of human exposure to hazardous substances or other environmental damage.

Certain environmental laws impose liability, sometimes regardless of fault, for investigating or cleaning up contamination on or emanating from our currently or formerly owned, leased, operated or otherwise used property, as well as for damages to property or natural resources and for personal injury arising out of such contamination. Some of these environmental laws may also assess liability on persons who arrange for hazardous substances to be sent to third-party disposal or treatment facilities when such facilities are found to be contaminated. At this time, we are involved in various stages of investigation and cleanup related to environmental remediation matters at a number of present and former facilities. The ultimate cost to us of site cleanups is difficult to predict given the uncertainties regarding the extent of the required cleanup, the potential for ongoing environmental monitoring and maintenance that could be required for many years, the interpretation of applicable laws and regulations, alternative cleanup methods, and potential agreements that could be reached with governmental and third parties. While we have environmental reserves of approximately $4 million at December 31, 2025 for the cleanup of presently-known environmental contamination conditions, it cannot be guaranteed that actual costs will not significantly exceed these reserves. We also could be named as a potentially responsible party at additional sites in the future and the costs associated with such future sites may be material.

In addition, environmental laws and regulations are complex, change frequently and generally have tended to become more stringent over time. Specifically, increased public awareness and concern regarding global climate change may continue to result in more international, regional, federal, state and local requirements, or pressure from key stakeholders, to reduce or mitigate climate change, which could impose significant operational restrictions, costs and compliance burdens upon our business or our products. While we have budgeted for future capital and operating expenditures to maintain compliance with environmental laws and regulations, we cannot ensure that environmental laws and regulations will not change or become more stringent in the future. Therefore, we cannot ensure that our costs of complying with current and future environmental, health and safety laws and regulations, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not adversely affect our business, results of operations or financial condition. For example, adoption of greenhouse gas or climate change rules in jurisdictions in which we operate facilities could require installation of emission controls, acquisition of emission credits, emission reductions, or other measures that could be costly, and could also impact utility rates and increase the amount we spend annually for energy. Furthermore, if we fail to achieve our sustainability goals and reduce our impact on the environment, or if there becomes a public perception that we have failed to act responsibly regarding climate change and sustainability, we could be exposed to negative publicity, which could adversely affect our business, results of operations, cash flows, financial condition and reputation.

***We may identify the need for additional environmental remediation or demolition obligations relating to facility divestiture, closure and decommissioning activities.***

As we sell, close and/or demolish facilities around the world, environmental investigations and assessments will need to be performed. We may identify previously unknown environmental conditions or further delineate known conditions that may require us to undertake remediation or incur additional costs related to demolition or decommissioning activities. Such costs may exceed our current reserves.

***We are involved from time to time in legal proceedings and commercial or contractual disputes, which could have an adverse impact on our profitability and consolidated financial position.***

We are involved in legal proceedings and commercial or contractual disputes that, from time to time, are significant. These are typically claims that arise in the normal course of business including, without limitation, commercial or contractual disputes, including warranty claims and other disputes with customers and suppliers; intellectual property matters; personal injury claims; environmental, health and safety issues; tax matters; and employment matters.

While we believe our reserves are adequate, the final amounts required to resolve these matters could differ materially from our recorded estimates and our results of operations could be materially affected.

For further information regarding our legal matters, see Item 3. Legal Proceedings. No assurance can be given that such proceedings and claims will not have a material adverse effect on our profitability and consolidated financial position.

***Developments or assertions by us or against us relating to intellectual property rights could materially impact our business.***

We own significant intellectual property, including a large number of patents and trade names, and are involved in numerous licensing arrangements. Our intellectual property plays an important role in maintaining our competitive position in a number of the markets we serve. Developments or assertions by or against us relating to intellectual property rights could negatively impact our business. Significant technological developments by others also could materially and adversely affect our business and results of operations and financial condition.

***Taxing authorities could challenge our historical and future tax positions.***

Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory rates and changes in tax laws, or their interpretation, including the Organisation for Economic Co-operation and Development ("OECD") Pillar Two Framework, and changes related to tax holidays or tax incentives. Our taxes could increase if certain tax holidays or incentives are not renewed upon expiration, or if tax rates or regimes applicable to us in such jurisdictions are otherwise increased. Existing income tax laws, regulations and related international agreements provide guidance and direction on the allocations of income and applicable taxing rights among the countries in which we operate. Changes in these guidelines are being contemplated at the local, national, regional (particularly in the European Union), and global levels (through organizations like the G20 and the OECD). Any changes, especially if made inconsistently, could have a materially adverse impact on our financial results.

The amount of tax we pay is subject to our interpretation of applicable tax laws in the jurisdictions in which we file. We have taken and will continue to take tax positions based on our interpretation of such tax laws. Additionally, in determining the adequacy of our provision for income taxes, we regularly assess the likelihood of adverse outcomes resulting from tax examinations. While it is often difficult to predict the final outcome or the timing of the resolution of a tax examination, our reserves for uncertain tax benefits reflect the outcome of tax positions that are more likely than not to occur. While we believe that we have complied with all applicable tax laws, there can be no assurance that a taxing authority will not have a different interpretation of the law and assess us with additional taxes. Should additional taxes be assessed, this may result in a material adverse effect on our results of operations and financial condition.

***Changes in tax laws, tax rates and adverse positions taken by taxing authorities could impact operating results.***

Our tax position could be adversely impacted by changes in the tax laws, tax treaties or tax regulations or the interpretation or enforcement thereof by any tax authority. For example, legislative action may be taken by the U.S. Congress which, if ultimately enacted, could override tax treaties upon which we rely or could broaden the circumstances under which we would be considered a U.S. resident, which could materially and adversely affect our effective tax rate and cash tax position. We cannot predict the outcome of any specific legislative proposals. If proposals were enacted that had the effect of limiting our ability to take advantage of the tax treaties between Switzerland and other jurisdictions (including the United States), we could be subjected to increased taxation. In addition, any future amendments to the current income tax treaties between Switzerland and other jurisdictions (including the United States) could subject us to increased taxation.

### *Our tax burden could increase as a result of ongoing or future tax audits.*

We are subject to periodic tax audits by tax authorities. Tax authorities may not agree with our interpretation of applicable tax laws and regulations. As a result, such tax authorities may assess additional tax, interest and penalties. We regularly assess the likely outcomes of these audits and other tax disputes to determine the appropriateness of our tax provision and establish reserves for material, known tax exposures. However, the calculation of such tax exposures involves the application of complex tax laws and regulations in many jurisdictions. Therefore, there can be no assurance that we will accurately predict the outcomes of any tax audit or other tax dispute or that issues raised by tax authorities will be resolved at a financial cost that does not exceed our related reserves. As such, the actual outcomes of these disputes and other tax audits could have a material impact on our financial results.

### *Our ability to use deferred tax assets may be subject to limitation.*

We have deferred tax assets in certain countries, and our ability to use such assets will depend on our taxable income generation in the relevant countries. Further, subsequent changes to applicable tax laws in these jurisdictions could impact our ability to fully benefit from such deferred tax assets. Changes in our ability to use deferred tax assets could have a material impact on our financial results.

## Risks Related to the Change in Tax Residency

### *We may be subject to various Swiss taxes as a result of the reorganization transaction.*

In December 2024, Aptiv PLC completed a reorganization transaction, as defined in Item 1. Business of this Annual Report on Form 10-K for further information on the Company's reorganization transaction, in which Old Aptiv established a new publicly-listed Jersey parent company, Aptiv Holdings Limited ("New Aptiv"), which is resident for tax purposes in Switzerland. New Aptiv will be subject to annual capital taxes and corporate income taxes at the federal, cantonal and communal levels and annual capital taxes at cantonal and communal levels. The overall (federal, cantonal, communal) effective corporate income tax rate may vary, but amount to a maximum of approximately 15% in 2025 for companies resident in Schaffhausen, Switzerland, depending on the amount of taxable net profit and respective cantonal/communal multiplier. However, provided that certain requirements are met, we will be entitled to a "participation relief" that can effectively eliminate Swiss corporate income taxation on qualifying dividend income from subsidiaries and capital gains on the disposal of qualifying participations in subsidiaries.

Aptiv is subject to a 35% Swiss withholding tax on gross dividend payment amounts and share repurchases unless such dividend payment or share repurchase is made out of qualifying capital contribution reserves ("*Reserven aus Kapitaleinlagen*") or, in such case of share repurchases, such payment is made via a virtual second line of trading through a third -party bank. As part of the Separation, it is anticipated that existing qualifying capital contribution reserves (*Reserven aus Kapitaleinlagen*) will be transferred from Aptiv to its Electrical Distribution Systems business in connection with the Separation. Aptiv received a Swiss tax ruling confirming the creation of a material qualifying capital contribution reserve. Aptiv expects to pay distributions to shareholders out of such reserves, and as a result, any such distributions to shareholders would be exempt from the Swiss withholding tax. However, there can be no assurance that the Swiss withholding rules will not be changed in the future, the amount of qualifying capital contribution reserves (*Reserven aus Kapitaleinlagen*) may be depleted over time as Aptiv uses such reserves for distributions to shareholders or share repurchases. If Aptiv is unable to make a distribution out of qualifying capital contribution reserves (*Reserven aus Kapitaleinlagen*), it may consider making the distribution through a third-party bank via a second line of trading if available and if doing so would avoid the withholding tax. If it does not have qualifying capital contribution reserves (*Reserven aus Kapitaleinlagen*) and is not able to secure an efficient second virtual line of trading, then any dividends paid by Aptiv or share repurchases by Aptiv will generally be subject to a Swiss withholding tax at a rate of 35% which can be reduced depending on the tax residency of the dividend recipient.

Finally, Aptiv is also subject to a Swiss issuance stamp tax levied at a rate of 1% on the fair value of share issuances and increases of our equity, other than in connection with qualifying restructurings like the Transaction. In addition, Aptiv is subject to certain other Swiss indirect taxes (e.g., VAT and Swiss securities transfer stamp tax).

Refer to Item 1. Business of this Annual Report on Form 10-K for further information on the Company's reorganization transaction.

## Planned Spin-off of Electrical Distribution Systems Business

***We are pursuing a plan to separate our Electrical Distributions Systems business into an independent, publicly traded company. The proposed Separation is contingent upon the satisfaction of a number of conditions, may not be completed on the currently contemplated timeline, or at all, and may not achieve the intended benefits.***

On January 22, 2025, we announced our intention to pursue a separation of our Electrical Distribution Systems business into a new, independent publicly traded company ("Versigent"), through a transaction expected to be treated as a tax-free spin-off to its shareholders (the "Separation"). The Separation is subject to various conditions, is complex in nature, and may be affected by unanticipated developments, credit and equity markets, or changes in market conditions. As two independent, publicly traded companies, each company will be smaller and less diversified than Aptiv, with a narrower business focus and may be more vulnerable to changing market conditions. The planned Separation is intended to qualify as a tax-free transaction for both Swiss and U.S. federal income tax purposes. Completion of the Separation will be contingent upon customary closing conditions.

These or other unanticipated developments could delay or prevent the proposed Separation or cause the proposed Separation to occur on terms or conditions that are less favorable than anticipated. Further, our Board of Directors could decide, either because of a failure to satisfy closing conditions or because of market or other factors, to abandon the proposed Separation.

We may not be able to achieve the full strategic and financial benefits that we anticipate to result from the Separation, or such benefits may be delayed or not occur at all. The anticipated benefits of the Separation are based on a number of assumptions, some of which may prove incorrect. We have incurred, and expect to continue to incur, significant expenses in connection with the Separation, a significant portion of which has already been incurred or will be incurred even if the Separation is not completed, including costs of approximately $178 million during the year ended December 31, 2025. Executing the Separation will require significant resources, time and attention from our senior management and employees, which could divert attention and resources away from other projects and the day-to-day operation of our business. We may face additional challenges as a result of the proposed Separation, including retaining existing or attracting new business and operational relationships, including with customers, suppliers, employees and other counterparties; and establishing transition service agreements and standalone readiness for key functions. We may experience negative reactions from financial markets if we do not complete the Separation in a reasonable time period. Following the proposed Separation, the combined value of the ordinary shares of the two publicly-traded companies may not be equal to or greater than what the value of our ordinary shares would have been had the proposed Separation not occurred.

Moreover, completion of the Separation will result in independent public companies that are smaller, less diversified companies with more limited businesses concentrated in their respective industries than Aptiv was prior to the Separation. As a result, each company could be more vulnerable to global economic trends, geopolitical risks, demand or supply shocks, and changing industry or market conditions, which could have a material adverse effect on its business, financial condition, cash flows and results of operations. Each of the separate companies will also incur ongoing costs, including costs of operating as independent public companies, that the separated businesses will no longer be able to share.

Any of these factors could have a material adverse effect on our business, financial condition, results of operations, cash flows or the price of our ordinary shares.

***If our distribution of the shares of Versigent to our shareholders fails to qualify as tax-free for U.S. federal income tax purposes, certain of our subsidiaries and our U.S. shareholders could be subject to significant tax liabilities.***

It is a condition to the distribution of the shares of Versigent to our shareholders as part of the Separation that we receive one or more tax opinions from our tax advisors, satisfactory to our Board of Directors in its sole discretion, regarding the qualification of the Separation as a distribution under Section 355(a)(1) of the Internal Revenue Code of 1986, as amended (the "Code"). We do not intend to seek a ruling from the Internal Revenue Service (the "IRS") with respect to the U.S. federal income tax treatment of the Separation. The opinions of our tax advisors will assume that the Separation will be completed according to the terms of a separation and distribution agreement that we intend to enter into with Versigent prior to the Separation (the "Separation and Distribution Agreement") and relies on the facts as stated in the Separation and Distribution Agreement, the Tax Matters Agreement (as defined below) and a number of other documents.

In addition, the opinions of our tax advisors will rely on certain facts, assumptions, representations, and undertakings from Versigent and us regarding the past and future conduct of the companies' respective businesses and other matters and will be subject to certain caveats. If any of these facts, assumptions, representations, or undertakings are, or become, inaccurate or incomplete or are not otherwise satisfied, we and our shareholders may not be able to rely on the opinions of our tax advisors, and certain of our subsidiaries and our U.S. shareholders could be subject to significant tax liabilities. The opinions of our tax advisors will represent the judgment of each tax advisor, respectively, and will not be binding on the IRS or any courts, and there can be no assurance that the IRS will not take a contrary position or that a court will not uphold such position taken by the

IRS. Notwithstanding the opinions of our tax advisors, the IRS could determine on audit that the Separation and/or certain related transactions are taxable if it determines that any of these facts, assumptions, representations, or undertakings are not correct or have been violated or if it disagrees with the conclusions in the opinion, or for other reasons, including as a result of certain significant changes in the share ownership of Versigent or us after the Separation. If the conclusions expressed in the opinions of our tax advisors are challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences of the Separation (including the tax consequences to certain of our subsidiaries and our U.S. Holders) could be materially less favorable.

If the Separation and/or certain related transactions were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, each U.S. Holder who received ordinary shares of Versigent in the Separation would be treated as having received a distribution in an amount equal to the fair market value of such ordinary shares received, which would generally result in: (i) a taxable dividend to the U.S. Holder to the extent of that U.S. Holder's pro rata share of our current or accumulated earnings and profits; (ii) a reduction in the U.S. Holder's basis (but not below zero) in our ordinary shares; and (iii) taxable gain from the exchange of our ordinary shares to the extent the amount received exceeds the sum of the U.S. Holder's share of our earnings and profits and the U.S. Holder's basis in our ordinary shares.

In addition, certain of our subsidiaries could be subject to U.S. federal income tax if the Separation and/or certain related transactions were determined not to qualify for non-recognition under Section 355 and related provisions of the Code. These amounts could be material, and could adversely affect our business, financial conditions, cash flows and results of operations.

We intend to enter into a tax matters agreement with Versigent, under which Versigent will make certain representations and covenants intended to protect the tax-free treatment of the Separation and certain related transactions (the "Tax Matters Agreement"). If, as a result of any of those representations being untrue or those covenants being breached, the Separation and/or certain related transactions were determined not to qualify for non-recognition of gain or loss under Section 355 and related provisions of the Code, Versigent could be required by the Tax Matters Agreement to indemnify us for the resulting taxes and related expenses. However, if Versigent fails to satisfy its indemnification obligations to us in respect of such taxes and expenses, our business, financial condition, cash flows and results of operations could be adversely affected.

## General Risk Factors

### *Any changes in consumer credit availability or cost of borrowing could adversely affect our business.*

Declines in the availability of consumer credit and increases in consumer borrowing costs have negatively impacted global automotive sales and resulted in lower production volumes in the past. Substantial declines in automotive sales and production by our customers could have a material adverse effect on our business, results of operations and financial condition.

In addition, the recent and acute volatility among certain financial institutions in the U.S., have raised questions regarding the stability of the banking sector in the U.S. and, while such volatility has not adversely affected our operations, it has had an adverse impact on the equity and credit markets. Any reoccurrence of these conditions has the potential to adversely impact consumer credit availability or the cost of borrowing, which in turn could adversely impact our business.

### *We may lose or fail to attract and retain key salaried employees and management personnel.*

An important aspect of our competitiveness is our ability to attract and retain key salaried employees and management personnel. Our ability to do so is influenced by a variety of factors, including the compensation we award and the competitive market position of our overall compensation package. We may not be as successful as competitors at recruiting, assimilating and retaining highly skilled personnel. The loss of the services of any member of senior management or a key salaried employee could have an adverse effect on our business.

## ITEM 1B. UNRESOLVED STAFF COMMENTS

We have no unresolved SEC staff comments to report.

## ITEM 1C. CYBERSECURITY

Aptiv has a risk-based cybersecurity program, dedicated to protecting our data, products and information technology systems as well as data belonging to our customers, suppliers and employees. Our ability to keep our business operating effectively depends on the functional and efficient operation of information technology capabilities, both internally and externally. Our capabilities, as well as those of our customers, suppliers, partners and service providers, are crucial to our operations and may contain confidential personal information, sensitive business-related information or intellectual property. These capabilities are also susceptible to interruptions (including those caused by systems failures, cyberattacks and other natural or man-made incidents or disasters), which may be prolonged or go undetected.

**Risk Management and Strategy**

Our cross-functional cybersecurity teams are responsible for addressing both enterprise and product cybersecurity risks. These teams, which are comprised of experts both within the organization and externally, utilize a defensive cybersecurity strategy with multiple layers of cybersecurity controls to protect our data (and data of others in our possession), systems and products.

Enterprise and product cybersecurity are incorporated into the Company's overall risk management process. On a monthly basis, the Company's cross-functional Enterprise Risk Management Committee meets to discuss short-term and long-term enterprise-wide risks and necessary action plans to mitigate those risks. The Chief Information Security Officer (the "CISO") regularly presents to the Company's Enterprise Risk Management Committee on key cybersecurity risks, threats and developments, as well as the Company's strategies to mitigate those risks.

### Enterprise Cybersecurity

The Company's Enterprise Cybersecurity team, led by the CISO, is responsible for identifying, assessing the severity of, managing and remediating cybersecurity risks to the Company's information technology infrastructure. Risks are identified through vulnerability hunting, infrastructure penetration testing, threat intelligence activities and other processes defined by the infrastructure Governance, Risk and Compliance ("GRC") assessment program utilized by the Company. Furthermore, this team seeks to reduce cybersecurity risks through a number of activities, including annual cybersecurity training for the majority of the Company's employees, phishing tests, compliance assessments, vulnerability and noncompliance remediation and the implementation and maintenance of new cybersecurity technology.

Third-party service providers are also utilized by the Enterprise Cybersecurity team to play a supporting role in incident response, threat intelligence, firewall management, vulnerability management and endpoint management and detection.

Aptiv is also exposed to cybersecurity risks at third-parties, such as suppliers, customers, service providers and consultants. Third-party risk to the Company is identified through an internal third-party risk management process, which involves analyzing third parties for cybersecurity risk at onboarding and throughout the duration of their relationship with the Company. For third-parties with a high cyber risk, we also utilize external firms to monitor such third-parties for threats and to provide remediation support as needed.

### Product Cybersecurity

The Company's Product Cybersecurity team, led by the Product Cybersecurity Officer ("PCSO"), is responsible for assessing and managing the Company's cybersecurity risk as it relates to Aptiv's product portfolio. Risks are identified through threat intelligence, security testing, including penetration testing, audits and other processes defined by the Company's product cybersecurity GRC program. The processes by which the Product Cybersecurity team manages automotive product security risks have been audited, assessed and certified as compliant with various applicable international regulatory standards by independent third-party auditors.

**Governance**

### Enterprise Cybersecurity

The Company's Enterprise Cybersecurity Security Operation's Center ("SOC"), which is supervised by the CISO, is responsible for identifying, assessing and managing the Company's risks from cybersecurity threats, as well as for responding to cybersecurity incidents. The SOC management team carries a diverse array of applicable cybersecurity and information technology credentials and generally has over twenty years of experience in cybersecurity. When an infrastructure cybersecurity incident occurs, the SOC initiates communications to the appropriate groups within the Company, which may include various members of the Company's management, including the Chief Executive Officer, Chief Financial Officer, Chief Legal Officer and Chief Operating Officer.

Depending on the severity and the nature of the incident, an investigation and impact mitigation protocols may be triggered. External experts or agencies may also be engaged in accordance with the Company's policies and procedures. Upon conclusion of the active investigation of an incident, the SOC is required to identify the cause of the incident, formally report to Company leadership, and initiate changes to protect against a recurrence of the incident, among other procedures.

Table top exercises are also held annually and are designed to practice and validate existing incident response plans, as well as to identify the plans' respective strengths and weaknesses. These exercises test the response capabilities of both technical and executive level resources, including key vice presidents, senior company leaders and cross-functional capabilities, such as with the Product Cybersecurity team as well as with the Legal, Privacy and Sales teams.

### *Product Cybersecurity*

The Product Security Incident Response Team (the "PSIRT"), which is supervised by the PCSO, is responsible for responding to product related cybersecurity incidents, which at times involve collaborating with the Enterprise Cybersecurity SOC. The PSIRT team regularly analyzes vulnerabilities reported by threat intelligence and public vulnerability reporting databases and determines whether any of those vulnerabilities are present in the Company's products. Vulnerabilities identified are reviewed by the PCSO on a weekly basis with involvement from the Company's legal staff as necessary. For all vulnerabilities identified, the PSIRT reviews whether adequate mitigations are already in place. In situations where adequate mitigations are not present, the PSIRT works with the customer to address the concern which may involve adding additional mitigations to the product.

### *Board of Directors Oversight*

The Company's Board of Directors (the "Board") takes an active role in risk oversight related to cybersecurity matters, primarily through the Audit Committee (the "AC"), which covers enterprise cybersecurity risk, and the Innovation and Technology Committee (the "ITC"), which covers product cybersecurity risk. The Board, individually and through the AC and ITC, regularly reviews relevant information technology and cybersecurity matters and receives periodic updates from information technology and cybersecurity subject matter experts as part of its risk assessment procedures, including analysis of existing and emerging risks, as well as plans and strategies to address those risks. In connection with the Board's risk management oversight responsibility, the entire Board receives a full briefing from management annually on cybersecurity matters, as well as periodic briefings based on specific requests or current events. On a regular basis, the Board also reviews the Company's enterprise risk management program, within which the Company's cybersecurity processes have been integrated, as described above.

The Board and AC regularly review the identification and management of enterprise cybersecurity risks and review regular reports from management on system vulnerabilities and security measures in effect to deter or mitigate breaches or hacking activities. The AC also reviews our guidelines and policies with respect to risk assessment and management of our major financial and information technology risk exposures, including enterprise cybersecurity, along with the monitoring and mitigation of identified exposures.

The Board and ITC regularly review the identification and management of product cybersecurity risks and review regular reports from management on risks and mitigation strategies in effect to reduce product cybersecurity risk. The ITC also reviews our guidelines and policies with respect to risk assessment and management of product security risks, including both our approach toward a secure systems development lifecycle and product security incident response.

In 2025, we did not identify any cybersecurity threats that have materially affected or are reasonably likely to materially affect our business strategy, results of operations, or financial condition. However, despite our efforts, we cannot eliminate all risks from cybersecurity threats, or provide assurances that we have not experienced an undetected cybersecurity incident. For more information about these risks, please refer to Item 1A. Risk Factors of this Annual Report on Form 10-K — "We face risks related to cybersecurity for both our infrastructure and products and any cybersecurity breach or failure of one or more key information technology systems, or those of third-parties with which we do business could have a material adverse impact on our business or reputation."

## ITEM 2. PROPERTIES

As of December 31, 2025, we owned or leased 139 major manufacturing sites and 11 major technical centers. A manufacturing site may include multiple plants and may be wholly or partially owned or leased. We also have many smaller manufacturing sites, sales offices, warehouses, engineering centers, joint ventures and other investments strategically located throughout the world. We have a presence in 50 countries. The following table shows the regional distribution of our major manufacturing sites by the operating segment that uses such facilities:

| | North America | Europe, Middle East & Africa | Asia Pacific | South America | Total |
|---|---|---|---|---|---|
| Advanced Safety and User Experience | 2 | 4 | 3 | — | 9 |
| Engineered Components Group | 26 | 22 | 19 | 2 | 69 |
| Electrical Distribution Systems | 20 | 17 | 21 | 3 | 61 |
| Total | 48 | 43 | 43 | 5 | 139 |

In addition to these manufacturing sites, we had 11 major technical centers: four in North America; two in Europe, Middle East and Africa; and five in Asia Pacific.

Of our 139 major manufacturing sites and 11 major technical centers, which include facilities owned or leased by our consolidated subsidiaries, 66 are primarily owned and 84 are primarily leased.

We frequently review our real estate portfolio and develop footprint strategies to support our customers' global plans, while at the same time supporting our technical needs and controlling operating expenses. We believe our evolving portfolio will meet current and anticipated future needs.

## ITEM 3. LEGAL PROCEEDINGS

We are from time to time subject to various actions, claims, suits, government investigations, and other proceedings incidental to our business, including those arising out of alleged defects, alleged breaches of contracts, alleged competition and antitrust matters, product warranties, alleged intellectual property matters, alleged personal injury claims and employment-related and environmental matters. It is our opinion that the outcome of such matters will not have a material adverse impact on our consolidated financial position, results of operations, or cash flows. With respect to warranty matters, although we cannot ensure that the future costs of warranty claims by customers will not be material, we believe our established reserves are adequate to cover potential warranty settlements. However, the final amounts required to resolve these matters could differ materially from our recorded estimates.

## ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

# ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

The Company's ordinary shares are publicly listed on the New York Stock Exchange under the symbol "APTV."

As of January 30, 2026, there was 1 shareholder of record of our ordinary shares.

The following graph reflects the comparative changes in the value from December 31, 2020 through December 31, 2025, assuming an initial investment of $100 and the reinvestment of dividends, if any in (1) our ordinary shares, (2) the S&P 500 index and (3) the Automotive Peer Group. Historical performance may not be indicative of future shareholder returns.

**Stock Performance Graph**



COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN*

\* $100 invested on December 31, 2020 in our stock or in the relevant index, including reinvestment of dividends. Fiscal year ended December 31, 2025.

(1) Aptiv PLC

(2) S&P 500 – Standard & Poor's 500 Total Return Index

(3) Automotive Peer Group – Adient plc, American Axle & Manufacturing Holdings, Inc., Aptiv PLC, Atmus Filtration Technologies Inc., BorgWarner Inc., Cooper-Standard Holdings Inc., Dana Incorporated, Dorman Products, Inc., Driven Brands Holdings Inc., Faraday Future Intelligent Electric Inc., Ford Motor Company, Fox Factory Holding Corp., Garrett Motion Inc., General Motors Company, Gentex Corporation, Gentherm Incorporated, Genuine Parts Company, The Goodyear Tire & Rubber Company, Holley Inc., Lear Corporation, LKQ Corporation, Lucid Group, Inc., Monro, Inc., Motorcar Parts of America, Inc., PHINIA Inc., QuantumScape Corporation, Rivian Automotive, Inc., Standard Motor Products, Inc., Strattec Security Corporation, Tesla, Inc., Valvoline Inc., Visteon Corporation and XPEL, Inc.

| Company Index | December 31, 2020 | December 31, 2021 | December 31, 2022 | December 31, 2023 | December 31, 2024 | December 31, 2025 |
|---|---|---|---|---|---|---|
| Aptiv PLC (1) | $ 100.00 | $ 126.60 | $ 71.48 | $ 68.86 | $ 46.42 | $ 58.40 |
| S&P 500 (2) | $ 100.00 | $ 128.71 | $ 105.40 | $ 133.10 | $ 166.40 | $ 196.16 |
| Automotive Peer Group (3) | $ 100.00 | $ 148.83 | $ 63.17 | $ 101.94 | $ 149.07 | $ 170.48 |

## Equity Compensation Plan Information

The table below contains information about securities authorized for issuance under equity compensation plans. The features of these plans are discussed further in Note 21. Share-Based Compensation to our audited consolidated financial statements.

| Plan Category | Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a) | Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b) | Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding securities reflected in column (a)) (c) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 4,197,662 (1) | $ — (2) | 6,017,405 (3) |
| Equity compensation plans not approved by security holders | — | — | — |
| Total | 4,197,662 | $ — | 6,017,405 |

(1) Includes (a) 39,545 outstanding restricted stock units granted to our Board of Directors which were granted under the 2024 Aptiv PLC Long-Term Incentive Plan, as amended and restated effective April 24, 2024 (the "2024 LTIP") and (b) 4,158,117 outstanding time- and performance-based restricted stock units granted to our employees, of which 2,755,853 were granted under the 2024 LTIP.

(2) The restricted stock units have no exercise price.

(3) Remaining shares available under the 2024 LTIP.

## Repurchase of Equity Securities

A summary of our ordinary shares repurchased during the quarter ended December 31, 2025, is shown below:

| Period | Total Number of Shares Purchased (1) | Average Price Paid per Share (2) | Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs | Approximate Dollar Value of Shares that May Yet be Purchased Under the Program (in millions) (3) |
|---|---|---|---|---|
| October 1, 2025 to October 31, 2025 | 653,958 | $ 82.96 | 653,958 | $ 2,365 |
| November 1, 2025 to November 30, 2025 | 2,008,246 | $ 76.98 | 2,008,246 | $ 2,210 |
| December 1, 2025 to December 31, 2025 | 1,227,747 | $ 77.37 | 1,227,747 | $ 2,115 |
| Total | 3,889,951 | $ 78.11 | 3,889,951 | |

(1) The total number of shares purchased under the plans authorized by the Board of Directors are described below.

(2) Excluding commissions.

(3) In July 2024, the Board of Directors authorized a new share repurchase program of up to $5.0 billion. This program commenced following completion of the Company's January 2019 share repurchase program of up to $2.0 billion. The timing of repurchases is dependent on price, market conditions and applicable regulatory requirements.

## ITEM 6. [RESERVED]

Not applicable.

# ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following management's discussion and analysis of financial condition and results of operations ("MD&A") is intended to help you understand the business operations and financial condition of the Company for the year ended December 31, 2025. This discussion should be read in conjunction with Item 8. Financial Statements and Supplementary Data. Our MD&A is presented in seven sections:

- Executive Overview
- Consolidated Results of Operations
- Results of Operations by Segment
- Liquidity and Capital Resources
- Off-Balance Sheet Arrangements
- Significant Accounting Policies and Critical Accounting Estimates
- Recently Issued Accounting Pronouncements

## Executive Overview

### *Our Business*

Aptiv is a global industrial technology company focused on enabling a more automated, electrified and digitalized future. We deliver flexible and scalable solutions that support our customers' transition to an increasingly software-defined future. Our technologies reach from sensor to cloud, including the hardware and software necessary to support automotive and other industries on a global basis. Our Advanced Safety and User Experience segment provides advanced software and services, intelligent sensors and high-performance compute platforms; our Engineered Components Group segment provides connection systems, high-performance interconnects, and cable management and protection solutions; and our Electrical Distribution Systems segment provides low voltage and high voltage power, signal and data distribution.

We are one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers ("OEMs") in the world, as well as many of the leading aerospace and defense companies and global telecom operators.

In December 2024, Old Aptiv (as defined below) completed its previously announced reorganization transaction (the "Transaction," or the "reorganization transaction"), in which Old Aptiv established a new publicly-listed Jersey parent company, Aptiv Holdings Limited ("New Aptiv"), which is resident for tax purposes in Switzerland. As a result of the Transaction, all issued and outstanding ordinary shares of Old Aptiv were exchanged on a one-for-one basis for newly issued ordinary shares of New Aptiv. Following consummation of the Transaction, holders of Old Aptiv shares became ordinary shareholders of New Aptiv, Old Aptiv became a wholly-owned subsidiary of New Aptiv and New Aptiv was renamed "Aptiv PLC." The previous publicly-listed Jersey parent company, which was an Irish tax resident, is referred to as "Old Aptiv" throughout this Annual Report on Form 10-K. New Aptiv's ordinary shares are publicly traded on the New York Stock Exchange ("NYSE") under the symbol "APTV," the same symbol under which the Old Aptiv shares were previously listed. Aptiv PLC remains a public limited company incorporated under the laws of Jersey, and continues to be subject to U.S. Securities and Exchange Commission reporting requirements.

In December 2024, following the completion of the Transaction, Old Aptiv merged with and into Aptiv Swiss Holdings Limited ("Aptiv Swiss Holdings"), a newly formed Jersey incorporated private limited company, and a direct, wholly-owned subsidiary of New Aptiv, with Aptiv Swiss Holdings surviving as a direct, wholly owned subsidiary of New Aptiv, and Old Aptiv ceasing to exist. Except as otherwise noted, all property, rights, privileges, powers and franchises of Old Aptiv vested in Aptiv Swiss Holdings, and all debts, liabilities and duties of Old Aptiv became debts, liabilities and duties of Aptiv Swiss Holdings. As a result of the Transaction described above, there were no material changes in Aptiv PLC's operations or governance.

In connection with the Transaction, New Aptiv assumed Old Aptiv's long-term incentive plans and its existing obligations in connection with awards granted thereunder, and Aptiv Swiss Holdings (i) entered into a supplemental indenture to each indenture in which Aptiv Swiss Holdings assumed all of Old Aptiv's obligations under each series of Old Aptiv's outstanding Notes and (ii) entered into an assumption and/or supplement agreement relating to the Credit Agreement in which New Aptiv assumed all of Old Aptiv's obligations under the Credit Agreement as the "parent entity" thereunder. In addition, New Aptiv (i) entered into a supplemental indenture to each indenture in which New Aptiv guaranteed the outstanding Notes and (ii) entered into a guarantee joinder relating to the Credit Agreement in which New Aptiv guaranteed the obligations under the Credit Agreement. Following the reorganization transaction, Aptiv Swiss Holdings (i) replaced Old Aptiv as a guarantor of the borrowers' obligations under the Credit Agreement, and (ii) succeeded to Old Aptiv as an obligor under the senior notes and the junior notes, and New Aptiv became a guarantor under the Credit Agreement (and will act as the "parent entity" thereunder) and the indentures.

### Planned Spin-off of Electrical Distribution Systems Business

On January 22, 2025, we announced our intention to pursue a separation of our Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders (the "Separation"). The Company plans to complete the Separation by April 1, 2026, subject to customary closing conditions. The new publicly traded Electrical Distributions Systems spin-off company will be named Versigent, and will trade on the NYSE under the symbol "VGNT" following the distribution date.

During the year ended December 31, 2025, the Company incurred costs of approximately $178 million related to the Separation. These costs, which are included in selling, general and administrative expense within the consolidated statements of operations, are primarily related to third-party professional fees associated with planning the Separation. The Company expects to continue to incur additional expenses related to the Separation through the completion of the transaction.

In connection with the Separation, in the first quarter of 2025, Aptiv realigned its business into three reportable operating segments: Advanced Safety and User Experience, Engineered Components Group and Electrical Distribution Systems. Prior period amounts have been adjusted retrospectively to reflect the change in reportable operating segments, consistent with the current year presentation, throughout the audited consolidated financial statements contained herein.

Commencing with the first Quarterly Report on Form 10-Q of 2026, Aptiv will rename its Advanced Safety and User Experience segment to Intelligent Systems, and will rename its Engineered Components Group segment to Engineered Components. There is no impact to the composition of either segment.

### Business Strategy

We believe the Company is well-positioned to benefit from key secular trends, including automation, electrification and digitalization, that are driving transformation in the automotive industry and expanding in scope to impact a broader range of end markets, including aerospace and defense, telecom and datacom, and diversified industrials. In particular, we believe automotive industry growth will increasingly be driven by the accelerating transition to software-defined vehicles, the continued commercialization of active safety and adoption of autonomous driving technologies, and enhanced in-cabin experiences and connected services, all of which require advanced software, computing platforms and optimized hardware and architectures to support them. Through our robust operating model, we have successfully created a competitive cost structure, while investing in research and development to further innovate and grow our product offerings across multiple industries, and have re-aligned our manufacturing footprint into an efficient, low-cost regional service model, focused on increasing our profit margins.

Our 2025 performance reflects our solid execution and cost reduction initiatives, despite the global inflationary environment and evolving geopolitical issues, including global trade impacts from tariffs. Our recent financial and business achievements include the following:

- Generating new business awards of approximately $27 billion, based on expected volumes and prices, validating our industry-leading portfolio of advanced technologies tied to the secular growth drivers across industries;
  - Driving more than 75% of new business awards in China with local OEM customers;
- Delivering record revenue, with strong revenue growth over the prior year despite the dynamic vehicle production environment, helped by strong growth in other industrial end markets;
- Successfully mitigating substantially all significant tariff-related exposures during the year;
- Generating cash flow from operations of $2.2 billion and delivering $1.2 billion of operating income (record adjusted operating income of $2.5 billion), demonstrating strong operating execution in the face of continuing material and labor cost inflation;
  - Delivering operating income margin of 5.8% (adjusted operating income margin of 12.1%), driven by strong operating performance and cost reduction initiatives;
- Repurchasing 22.8 million shares with a value of $1.5 billion, including incremental share deliveries under the terms of the Company's accelerated share repurchase program;
- Leveraging our investment grade credit metrics to further enhance our capital structure and increase our financial flexibility;
  - Opportunistically deploying capital to repurchase $300 million aggregate principal amount of certain senior notes and repaying the outstanding principal balance of $250 million on the Term Loan A;
  - Extending the maturity of our existing Credit Agreement to March 2030;

- Commencing partnerships with leading technology companies to commercialize our intelligent edge portfolio, including ServiceNow, Capgemini, Robust.AI, Vecna Robotics, Nota AI, SiMa.ai, DEEPX and others;

- Continuing our relentless focus on cost structure and operational optimization;

  ◦ Maximizing our operational flexibility and profitability at all points in the normal automotive business cycle, by having approximately 97% of our hourly workforce based in best cost countries, and approximately 31% of our hourly workforce composed of contingent employees; and

- Fully preparing our Electrical Distribution Systems business for separation into an independent, publicly traded company, including post-separation strategies and growth opportunities for both Aptiv and Versigent, and remaining on-track to complete the Separation by April 1, 2026.

Our strategy is to build on these accomplishments and continue to develop and manufacture innovative, market-relevant products for a diverse base of customers around the globe, and leverage our lean and flexible cost structure to achieve strong and disciplined earnings growth and returns on invested capital. Through our culture of innovation and world class engineering capabilities, we intend to employ our rigorous, forward-looking product development process to deliver new technologies that provide solutions to our customers. We are committed to creating value for our shareholders, including through the continued return of capital through share repurchases. Our key strategic priorities include:

*Commercializing the evolution towards software-defined components and systems across multiple industries, including automotive*. We expect the trends of automation, electrification and digitalization to create growth opportunities, as they drive similar product requirements for mission-critical applications across multiple industries, namely increased demand for advanced software and optimized hardware. Intelligent, software-defined solutions, such as increasingly capable automated driving technologies, offer significant societal benefits and create long-term growth opportunities for our product offerings, including new customers such as mobility providers, telecommunications network operators and smart cities. Growth opportunities across the automotive and other industries will be driven by increased hardware and software content, greater computing power and software requirements, enhanced solutions for lifecycle management and connectivity, and continued electrification. We believe the complexity of these systems will also require ongoing software support services, as they will be continuously upgraded with new features and performance enhancements.

As part of our strategy to harness the full potential of connected intelligent systems across industries, strengthen our capabilities in software-defined mobility and enable advanced smart vehicle architecture changes, we acquired Wind River Systems, Inc. ("Wind River") in December 2022. Wind River is a global leader in delivering software for the intelligent edge for multiple industries, including automotive, by leveraging mixed-criticality software products and solutions enabling customers to develop in the cloud, deploy over-the-air and run and manage software at the vehicle edge. As described in Note 7. Intangible Assets and Goodwill to the audited consolidated financial statements contained herein, although the timeline has been extended for the broader transition to more fully software-defined vehicles, as evidenced by certain delays in our OEM customers' software-defined vehicle investment strategies, we continue to believe we are well-aligned with long-term key industry technology trends and continue to make investments to further develop and grow our product offerings in this space.

We are also continuing to develop market-leading automated driving solutions, such as automated driving software, sensing and perception technologies enhanced through artificial intelligence and machine learning, as well as the underlying architecture technologies capable of supporting safety-critical applications. We believe we are well-aligned with industry technology trends that will help to support sustainable future growth in this space and have partnered with leaders in their respective fields to advance the pace of development and commercialization of these emerging technologies.

In March 2020, we completed a transaction with Hyundai Motor Group ("Hyundai") to form Motional AD LLC ("Motional"), a joint venture focused on the design, development and commercialization of autonomous driving technologies. Although we believe our strategic partnerships have us well-aligned with industry technology trends in these evolving areas, the timeline necessary to produce commercially viable autonomous vehicles has been extended and is still subject to significant uncertainty, which resulted in additional funding requirements for Motional. In April 2024, Aptiv and Hyundai entered into an agreement to restructure Aptiv's ownership interest in Motional and for Hyundai to provide additional funding to Motional, which also eliminated any requirements for additional future funding from Aptiv. These transactions, which were completed in May 2024, resulted in the reduction of our common equity interest in Motional from 50% as of December 31, 2023 to approximately 15%. In May 2025, Hyundai provided additional funding to Motional, further reducing Aptiv's common equity interest in Motional from 15% as of March 31, 2025 to approximately 13% as of December 31, 2025. The total gains recorded as a result of these transactions were approximately $33 million ($0.15 per diluted share) and approximately $641 million ($2.50 per diluted share) during the years ended December 31, 2025 and 2024, respectively, within net gain on equity method transactions in the consolidated statements of operations. Refer to Note 5. Investments in Affiliates to the audited consolidated financial statements contained herein for further information on these transactions.

Evolving technology areas related to the trends of automation, electrification, and digitalization present numerous risks, including high development costs, uncertainty regarding the timing of customer and consumer adoption, increased competition from entrants outside our traditional industries, and evolving regulations, such as the guidance for automated driving systems published by the U.S. Department of Transportation. While we believe we are well-positioned across our markets, the high development cost of various technologies may result in a higher risk of exposure to the success of new or disruptive technologies different than those being developed by us or our partners, and ultimately there can be no assurance that we will be successful in our efforts to develop these technologies.

*Leveraging our engineering and technological capabilities*. We seek to leverage our strong product portfolio tied to the broader trends of automation, electrification and digitalization that are transforming multiple industries with our global footprint to increase our revenues, as well as committing to substantial annual investment in research and development to maintain and enhance our leadership in new solutions across each of our product lines.

*Targeting the right business with the right customers*. We intend to be strategic in our pursuit of new business and customers in order to achieve disciplined, above-market growth. We conduct in-depth analysis of market share and product trends by region in order to prioritize research, development and engineering spend for the customers that we believe will be successful. Collaboration with customers in our 11 major technical centers around the world helps us develop innovative product solutions designed to meet their needs. As more OEMs design vehicles for global platforms, where the same vehicle architecture is shared among different regions, we are well suited to provide global design and engineering support while manufacturing these products for a specific regional market.

*Capitalizing on our scale, global footprint and established position in key growth markets*. We intend to generate sustained growth by capitalizing on the breadth and scale of our operating capabilities. Our global footprint provides us important proximity to our customers' manufacturing facilities and allows us to serve them in every region in which they operate. We anticipate that we will continue to build upon our extensive geographic reach to capitalize on growing automotive markets, particularly in China. In addition, our presence in best cost countries positions us to realize incremental margin improvements as the global balance of automotive production shifts towards key growth markets.

*Leveraging our lean and flexible cost structure to deliver profitability and cash flow*. We recognize the importance of maintaining a lean and flexible cost structure in order to deliver stable earnings and cash flow in a cyclical industry. Our focus is on maximizing and optimizing manufacturing output to meet increasing production requirements with minimal additions to our fixed-cost base. Additionally, we are continuing to use a meaningful amount of temporary workers to ensure we have the appropriate operational flexibility to scale our operations so that we can maintain our profitability as industry production levels increase or contract.

*Advancing and maintaining an efficient capital structure*. We actively manage our capital structure in order to maintain an investment grade credit rating and healthy capital ratios to support our business and maximize shareholder value. We will continue to make adjustments to our capital structure in light of changes in economic conditions or as opportunities arise to provide us with additional financial flexibility to invest in our business and execute our strategic objectives going forward.

*Pursuing selected acquisitions and strategic investments*. In recent years, we continued to complete selected acquisitions and strategic investments in order to continue to leverage our technology capabilities and enhance and expand our commercialization of new solutions, product offerings, customer base, geographic penetration and scale to complement our current businesses, while continuing to enhance our product offerings and competitive position in growing market segments.

*Accelerating an electrified, sustainable future*. We are committed to becoming carbon-neutral in our global operations by 2030 and to achieving net carbon neutrality by 2040 as we transition away from carbon-intensive energy and processes in our global operations. We also continue to focus on minimizing the overall environmental impact of vehicles as a key part of our overall business strategy. We believe that this strong, foundational focus on sustainability makes Aptiv a partner of choice for our customers, a desirable place to work for our employees and a valued contributor to the communities in which we operate.

### Trends, Uncertainties and Opportunities

*Economic conditions*. Our business is directly related to automotive sales and automotive vehicle production by our customers. Automotive sales depend on a number of factors, including global and regional economic conditions. Global automotive vehicle production increased 4% from 2024 to 2025 (1% on an Aptiv weighted market basis, which represents global vehicle production weighted to the geographic regions in which the Company generates its revenue), reflecting increased vehicle production of 10% in China and 1% in South America, our smallest region, partially offset by declines of 2% in North America and 1% in Europe. Refer to Note 22. Segment Reporting of the notes to the audited consolidated financial statements, included in Item 8. Financial Statements and Supplementary Data of this Annual Report for financial information concerning principal geographic areas.

On September 15, 2023, several of our largest customers' collective bargaining agreements with the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW"), expired and the UAW subsequently went on strike against General Motors ("GM"), Ford Motor Company ("Ford") and Stellantis N.V. ("Stellantis") in the United States (the "U.S."), causing work stoppages at certain of these customers' vehicle production and parts distribution facilities, which lasted approximately six weeks. Aptiv's estimated total indirect and direct adverse impacts of these labor strikes to revenue during 2023 were approximately $180 million. Refer to Part I, Item 1A. Risk Factors for further discussion of the risks related to significant disruptions at our or our customers' manufacturing facilities.

Economic volatility or weakness in North America, Europe, China or, to a lesser extent, South America, could result in a significant reduction in automotive sales and production by our customers, which would have an adverse effect on our business, results of operations and financial condition. Global inflationary pressures have, at times, both reduced consumer demand for automotive vehicles and increased the price of inputs to our products, which has adversely impacted our sales and profitability, which may continue in 2026. There is also potential that geopolitical factors could adversely impact the U.S. and other economies, and specifically the automotive sector. In particular, changes to international trade agreements, such as the United States-Mexico-Canada Agreement (the "USMCA"), increases in trade tariffs, import quotas and other trade restrictions or actions, including retaliatory responses to such actions, or other political pressures have affected and could continue to affect our operations and the operations of our OEM customers, resulting in reduced automotive production in certain regions or shifts in the mix of production to higher cost regions. Increases in interest rates could also negatively impact automotive production as a result of increased consumer borrowing costs or reduced credit availability. Additionally, economic weakness may result in shifts in the mix of future automotive sales (from vehicles with more content such as luxury vehicles, trucks and sport utility vehicles toward smaller passenger cars). While our diversified customer and geographic revenue base, along with our flexible cost structure, have well positioned us to withstand the impact of industry downturns and benefit from industry upturns, shifts in the mix of global automotive production to higher cost regions or to vehicles with less content could adversely impact our profitability.

*Ukraine/Russia conflict.* The conflict between Ukraine and Russia, which began in February 2022, has had, and is expected to continue to have, negative economic impacts to both countries and to the European and global economies. In response to the conflict, the European Union (the "E.U."), the U.S. and other governments implemented broad economic sanctions against Russia. These countries may impose further sanctions and take other actions as the situation continues.

Given the sanctions put in place by the E.U., U.S. and other governments, which restrict our ability to conduct business in Russia, we initiated a plan in the second quarter of 2022 to exit our 51% owned subsidiary in Russia. On May 30, 2023, the Company completed the sale of its entire interest in the Russian subsidiary to JSC Samara Cables Company, the sole minority shareholder in the Russian subsidiary, for a nominal amount in exchange for all of the Company's shares in the subsidiary. The Company did not record any incremental gain or loss resulting from this disposition. Refer to Note 20. Acquisitions and Divestitures to the audited consolidated financial statements contained herein for further detail on this transaction.

Ukraine and Russia are significant global producers of raw materials used in our supply chain, including copper, aluminum, palladium and neon gases. Disruptions in the supply and volatility in the price of these materials and other inputs produced by Ukraine or Russia, including increased logistics costs and longer transit times, could adversely impact our business and results of operations. The conflict has also increased the possibility of cyberattacks occurring, which could either directly or indirectly impact our operations. Furthermore, the conflict has caused our customers to analyze their and their suppliers' continued presence in the region and future customer production plans in the region remain uncertain.

 We do not have a material physical presence in either Russia or Ukraine, with less than 1% of our workforce located in the countries as of December 31, 2025. For the year ended December 31, 2025, less than 1% of our net sales were generated from manufacturing facilities in Ukraine, and we did not generate any sales in Russia. However, the impacts of the conflict have adversely impacted, and may continue to adversely impact, global economies, and in particular, the European economy, a region which accounted for approximately 32% of our net sales for the year ended December 31, 2025. As a result of the conflict, the Company ceased using certain long-lived assets in Ukraine and consequently recorded non-cash impairment charges of $11 million during the year ended December 31, 2023. These charges were recorded within cost of sales in the consolidated statements of operations.

We continue to monitor the situation and will seek to minimize its impact to our business, while prioritizing the safety and well-being of our employees located in both countries and our compliance with applicable laws and regulations in the locations where we operate. Any of the impacts mentioned above, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

*Global supply chain disruptions.* Global supply chain disruptions have in the past and could in the future lead to interruptions in our production, which could impact our ability to fully meet the vehicle production demands of OEMs at times due to events which are outside our control. For example, as a result of the rapidly evolving trade policies and tariff actions, the uncertainty in the automotive industry has increased, which could adversely affect our business and financial results. We will continue to actively monitor our global supply chain and will seek to aggressively mitigate and minimize the impact of any future disruptions on our business.

In addition, we are carrying critical inventory items and key components, and we continue to procure productive, raw material and non-critical inventory components in order to satisfy our customers' vehicle production schedules. However, as a result of our customers' recent production volatility and cancellations, among other things, our balance of productive, raw and component material inventories has increased substantially from customary levels as of both December 31, 2025 and 2024. These changes to the production environment were primarily driven by the global supply chain disruptions that impacted the automotive industry at times during previous years. We continue to actively monitor and manage inventory levels across all inventory types in order to maximize both supply continuity and the efficient use of working capital. Normally we do not carry inventories of such raw materials in excess of those reasonably required to meet our production and shipping schedules.

*Key growth regions*. We believe our strong global presence has positioned us to generate strong growth rates over the long-term. We continue to expand our established presence in key growth regions, positioning us to benefit from the expected long-term growth opportunities in these regions. We are capitalizing on our long-standing relationships with the global OEMs and further enhancing our positions with OEMs in key growth regions to continue expanding our worldwide leadership. We believe that our presence in best cost countries positions us to realize incremental margin improvements as the global balance of automotive production shifts towards these key growth regions. In addition, we continue to build upon our extensive geographic reach, enabled by our leadership in the automotive market, to capitalize on opportunities in key growth markets, including aerospace and defense, telecom and datacom, and diversified industries.

We have a strong local presence in China, including a major manufacturing base and well-established customer relationships. Each of our business segments have operations and sales in China. There have been periods of increased market volatility and moderations in the level of economic growth in China, which resulted in periods of lower automotive production growth rates in China than those previously experienced. Automotive production in China experienced growth of 10% in 2025, which follows growth of 4% in 2024. Despite the market volatility and moderation in the level of economic growth in China, rising income levels in China and other key growth markets are expected to result in stronger growth rates in these markets over the long-term.

Our business in China remains sensitive to economic and market conditions that impact automotive sales volumes in China and may be affected if the pace of growth slows as the Chinese market matures or if there are reductions in vehicle demand in China. Our business in China may also be impacted by the expanding market share of domestic Chinese OEMs in the China market, which has led to declines in revenue and market share of non-Chinese OEMs, resulting in certain traditional OEMs taking steps to reduce or restructure their operations in China. However, we continue to believe this market will benefit from long-term demand for new vehicles and stringent governmental regulation driving increased vehicle content, including accelerated demand for electrified vehicles.

*Market driven products*. Our product offerings satisfy our customers' needs to meet increasingly stringent government regulations and meet consumer preferences for products that address the trends of automation, electrification and digitalization. With our offerings, we believe we are well-positioned to benefit from the growing demand for vehicle content and technology related to safety, electrification, high speed data, connectivity to the global information network and automated driving technologies. We are benefiting from the substantial increase in vehicle content, including advanced software and optimized hardware required to enable systems such as automated advanced driver assistance technologies, electrical vehicle monitoring, active safety systems, lane departure warning systems, integrated vehicle cockpit displays, navigation systems and technologies that enable connected infotainment in vehicles. While we have identified electrification programs as a key market for our products, certain of our OEM customers have recently announced delays in or changes to their software-defined vehicle investment strategies amidst reduced expectations for future consumer demand for these products.

*Global capabilities and risks*. Many OEMs are continuing to develop vehicle platforms intended to increase standardization, reduce per-unit cost and increase capital efficiency and profitability. In addition, geopolitical tensions are also causing them to regionalize their supply chains. As a result, OEMs prefer suppliers that have the capability to manufacture products on a global basis with manufacturing and design flexibility to adapt to regional variations. Suppliers with global scale and strong design, engineering and manufacturing capabilities are best positioned to benefit from this trend. Our global manufacturing footprint enables us to efficiently manufacture in and supply from best cost countries at scale. Our regional teams allow us to stay connected to local market requirements and more closely partner with our customers during all phases of the development process, from design through production, while maintaining focus on increasing efficiency and lowering costs. Increasing manufacturing automation, footprint rotation to best cost countries, and other operational initiatives have supported our commitment to continuous improvement, leveraging scale and enhancing efficiency to improve our margins.

Our operations are subject to certain risks inherent in doing business globally, including military conflicts in regions in which we operate, changes in laws or regulations governing labor, trade, or other monetary or tax fiscal policy changes, including the Organisation for Economic Co-operation and Development (the "OECD") Pillar Two Framework (the "Framework"), tariffs, quotas, customs and other import or export restrictions or trade barriers.

Existing free trade laws and regulations, such as the USMCA, provide certain beneficial duties and tariffs for qualifying imports and exports, subject to compliance with the applicable classification and other requirements. Changes in laws or policies governing the terms of trade, and in particular increased trade restrictions, tariffs, taxes or non-tariff barriers on imports from countries where we manufacture products, such as China and Mexico, could have a material adverse effect on our business and financial results. For example, beginning on April 2, 2025, the U.S. government announced tariffs of at least 10% across imported goods from all countries, with rates even higher for goods from certain countries with a high trade deficit with the U.S. Subsequent to this announcement, a number of other countries announced tariffs on U.S. goods and have negotiated or continue to negotiate trade agreements with the U.S.

While the impacts to the Company resulting from these incremental tariffs were not significant during 2025, the future impact of any announced tariffs is subject to a number of factors, including the effective date and duration of such tariffs, changes in the amount, scope and nature of the tariffs in the future, any retaliatory responses to such actions that the target countries may take and any mitigating actions that may become available, and may be material to the Company. In addition, we are continuing to work with our customers and suppliers to mitigate the impact of these incremental tariffs on our results of operations. Despite recent trade negotiations and the potential for trade agreements between the U.S. and the Mexican, Canadian and Chinese governments, given the uncertainty regarding the scope and duration of any new tariffs and any associated retaliatory measures, as well as the potential for additional tariffs or trade barriers by the U.S., Mexico, Canada, China or other countries, we can provide no assurance that any strategies we implement to mitigate the impact of such tariffs or other trade actions will be successful. Management continues to monitor the volatile geopolitical environment to identify, quantify and assess proposed or threatened duties, taxes or other business restrictions which could adversely affect our business and financial results.

In addition, the government of Mexico implemented country-wide statutory minimum wage increases of approximately 13% (5% in Northern Border Zone), 12% and 20%, effective January 1, 2026, 2025 and 2024, respectively. The government of Mexico has indicated it may implement other labor reforms, such as an initiative to shorten the work week from 48 to 40 hours, as early as January 1, 2027, through a gradual reduction of two hours per year. Labor costs have increased significantly in Mexico as a result of this and other labor reform initiatives, necessitating a strategic review of more cost-competitive jurisdictions and a greater acceleration in manufacturing automation. While management has implemented measures to mitigate the impact of these labor reforms on our cost structure, we cannot predict the ultimate future impact on our business.

The outbreak of armed conflicts in the Middle East beginning in October 2023 has also created numerous uncertainties, including the risk that the conflicts spread throughout the broader region, and their impact on the global economy and supply chains. In addition, as described above, the conflict between Ukraine and Russia has also created numerous economic uncertainties, including the potential for further sanctions against Russia, the impact on the global supply chain for raw materials produced in each country, as well as increased logistics costs and transit times, and the actions of automotive OEMs and suppliers as they relate to production plans in each country and within the region. We are also subject to risks associated with actions taken by governmental authorities to impose changes in laws or regulations that restrict certain business operations, trade or travel in response to a pandemic or widespread outbreak of an illness. The impacts of any of these factors mentioned above, among others, could adversely affect our business, business opportunities, results of operations, financial condition and cash flows.

*Product development*. The automotive technology and components industry is highly competitive and is characterized by rapidly changing technology, evolving industry standards and changes in customer needs. Our ability to anticipate changes in technology and regulatory standards and to successfully develop and introduce new and enhanced products on a timely and cost competitive basis will be a significant factor in our ability to remain competitive and to maintain or increase our revenues. To compete effectively in the automotive technology and components industry, we must be able to develop and launch new products to meet our customers' demands in a timely manner. With our innovative technologies and robust global engineering and development capabilities, we are well positioned to meet the increasingly stringent vehicle manufacturer demands and consumer preferences for high-technology content in automobiles.

OEMs are increasingly looking to their suppliers to simplify vehicle design and assembly processes to reduce costs. As a result, OEMs prefer suppliers that have the capability to manufacture products on a global basis with manufacturing and design flexibility to adapt to regional variations. Suppliers that can provide fully engineered solutions, systems and pre-assembled combinations of component parts are positioned to leverage the trend toward system sourcing from global suppliers.

*Engineering, design and development*. Our history and culture of innovation have enabled us to develop significant intellectual property and design and development expertise to provide advanced technology solutions that meet the demands of our customers. We have a team of approximately 20,700 scientists, engineers and technicians focused on developing leading product solutions for our key markets, located at 11 major technical centers in China, Germany, India, Mexico, Poland, Singapore and the United States. Our total investment in research and development, including engineering, was approximately $1.7 billion, $1.6 billion and $1.8 billion for the years ended December 31, 2025, 2024 and 2023, respectively, which includes approximately $573 million, $535 million and $492 million of co-investment by customers and government agencies. Each year we share some engineering expenses with OEMs and government agencies which generally ranges from 25% to 35% of engineering expenses. This level of co-investment supports product development, accelerates the pace of innovation and reduces the risk associated with successful commercialization of technological breakthroughs. We also encourage "open innovation" and collaborate extensively with peers in the industry, government agencies and academic institutions.

In the past, suppliers often incurred the initial cost of engineering, designing and developing automotive component parts, and recovered their investments over time by including a cost recovery component in the price of each part based on expected volumes. Recently, we and many other suppliers have negotiated for cost recovery payments independent of volumes. This trend reduces our economic risk.

We utilize a Technology Advisory Council, a panel of prominent global technology thought leaders, which helps us anticipate cutting-edge technology trends and guides our product strategies and investments in technology with a focus on developing advanced technologies to drive growth and foster innovation. This independent perspective assists Aptiv in pursuing investments in the right technologies that create the most value for all of its stakeholders. We believe that our engineering and technical expertise, together with our emphasis on continuing research and development, allow us to use the latest technologies, materials and processes to solve problems for our customers and to bring new, innovative products to market. We believe that continued engineering activities are critical to maintaining our pipeline of technologically advanced products. Given our strong financial discipline, we seek to effectively manage fixed costs and efficiently rationalize capital spending by critically evaluating the profit potential of new and existing customer programs, including investment in innovation and technology. We maintain our engineering activities around our focused product portfolio and allocate our capital and resources to those products with distinctive technologies. We expect expenditures for research and development activities, including engineering, net of co-investment, to be approximately $1.2 billion for the year ended December 31, 2026.

We maintain a large portfolio of approximately 11,000 patents and protective rights in the operation of our business as of December 31, 2025. While no individual patent or group of patents, taken alone, is considered material to our business, taken in the aggregate, these patents provide meaningful protection for our products and technical innovations. Similarly, while our trademarks are important to identify our position in the industry, we do not believe that any of these are individually material to our business. We are actively pursuing marketing opportunities to commercialize and license our technology to both automotive and non-automotive industries and we have selectively taken licenses from others to support our business interests. These activities foster optimization of intellectual property rights.

*Pricing*. Cost-cutting initiatives adopted by our customers result in increased downward pressure on pricing. Our customer supply agreements generally require step-downs in component pricing over the periods of production and OEMs have historically possessed significant leverage over their outside suppliers because the automotive component supply industry is fragmented and serves a limited number of automotive OEMs. Our profitability depends in part on our ability to generate sufficient production cost savings in the future to offset price reductions. In addition, during recent years, global economies and our industry were subjected to significant inflationary cost pressures, and these pressures may continue in 2026. We also continue to face additional potential impacts from the rapidly evolving trade policies and tariff actions. We continue to work with our customers, both through price recoveries and adjustments as well as future pricing adjustments as contracts renew, to mitigate the impact of these inflationary pressures on our results of operations.

We are focused on maintaining a low fixed cost structure that provides us flexibility to remain profitable at all points of the traditional vehicle industry production cycle. As a result, approximately 97% of our hourly workforce is located in best cost countries. Furthermore, we have substantial operational flexibility by leveraging a large workforce of contingent workers, which represented approximately 31% of the hourly workforce as of December 31, 2025. However, we will continue to adjust our cost structure and optimize our manufacturing footprint in response to changes in the global and regional automotive markets and in order to increase investment in advanced technologies and engineering, as evidenced by our ongoing restructuring programs focused on reducing our global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning our manufacturing capacity with the current levels of automotive production in each region. As we continue to operate in a cyclical industry that is impacted by movements in the global and regional economies, we continually evaluate opportunities to further refine our cost structure. Assuming constant product mix and pricing, based on our 2025 results, we estimate that our EBITDA breakeven level would be reached if we experienced a 45% downturn to current product volumes.

We have a strong balance sheet with gross debt of approximately $7.7 billion and substantial available liquidity of approximately $4.4 billion consisting of cash and cash equivalents and available financing under our Revolving Credit Facility and committed European accounts receivable factoring facility (as defined below in Liquidity and Capital Resources) as of December 31, 2025, and no significant U.S. defined benefit or workforce postretirement health care benefits and employer-paid postretirement basic life insurance benefits liabilities. We intend to maintain strong financial discipline by targeting industry-leading earnings growth, cash flow generation and return on invested capital and to maintain sufficient liquidity to sustain our financial flexibility throughout the industry cycle.

*OEM product recalls*. The number of vehicles recalled globally by OEMs has increased above historical levels. These recalls can either be initiated by the OEMs or influenced or required by regulatory agencies. Although there are differing rules and regulations across countries governing recalls for safety issues, as automotive components are increasingly standardized across regions, the level of recalls outside of the U.S. may also increase. Given the sensitivity to safety issues in the automotive industry, including increased focus from regulators and consumers, we anticipate the number of automotive recalls may remain above historical levels in the near future. Although we engage in extensive product quality programs and processes, it is possible that we may be adversely affected in the future if the pace of these recalls continues.

*Efficient use of capital.* The global vehicle components industry is generally capital intensive and a portion of a supplier's capital equipment is frequently utilized for specific customer programs. Lead times for procurement of capital equipment are long and typically exceed start of production by one to two years. Substantial advantages exist for suppliers that can leverage their prior investments in capital equipment or amortize the investment over higher volume global customer programs.

*Industry consolidation and disruptive new entrants.* Consolidation among worldwide OEMs and suppliers is expected to continue as these companies seek to achieve operating synergies and value stream efficiencies, acquire complementary technologies and build stronger customer relationships. Additionally, the rise of advanced software and technologies in vehicles has attracted new and disruptive entrants from outside the traditional automotive supply industry. These entrants may seek to gain access to certain vehicle technology and component markets. Any of these new competitors may develop and introduce technologies that gain greater customer or consumer acceptance, which could adversely affect the future growth of the Company. We believe companies with strong balance sheets and financial discipline are in the best position to take advantage of these trends.

## Consolidated Results of Operations

Our total net sales during the year ended December 31, 2025 were $20.4 billion, an increase of approximately 3% compared to 2024. Our overall volumes increased 3%, with increased global automotive production of 4% (1% on an AWM basis) for the year ended December 31, 2025, compared to 2024 production rates. Despite the global inflationary environment, our overall lean cost structure has enabled us to achieve strong levels of operating income, while continuing to strategically invest in the future.

Aptiv typically experiences fluctuations in revenue due to changes in OEM production schedules, vehicle sales mix and the net of new and lost business (which we refer to collectively as volume), increased prices attributable to escalation clauses in our supply contracts for recovery of increased commodity costs (which we refer to as commodity pass-through), fluctuations in foreign currency exchange rates (which we refer to as "FX"), contractual reductions of the sales price to the OEM (which we refer to as contractual price reductions) and engineering changes. Changes in sales mix can have either favorable or unfavorable impacts on revenue. Such changes can be the result of shifts in regional growth, shifts in OEM sales demand, as well as shifts in consumer demand related to vehicle segment purchases and content penetration. For instance, a shift in sales demand favoring a particular OEM's vehicle model for which we do not have a supply contract may negatively impact our revenue. A shift in regional sales demand toward certain markets could favorably impact the sales of those of our customers that have a large market share in those regions, which in turn would be expected to have a favorable impact on our revenue.

We typically experience (as described below) fluctuations in operating income due to:

- Volume, net of contractual price reductions—changes in volume offset by contractual price reductions (which typically range from 1% to 3% of net sales) and changes in mix;
- Operational performance—changes to costs for materials and commodities or manufacturing and engineering variances; and
- Other—including restructuring costs and any remaining variances not included in Volume, net of contractual price reductions or Operational performance.

The automotive technology and component supply industry is traditionally subject to inflationary pressures with respect to raw materials and labor which may place operational and profitability burdens on the entire supply chain. For instance, the industry has recently been subjected to increased pricing pressures, specifically in relation to copper and petroleum-based resin products, which have experienced significant volatility in price. We have also been impacted globally by increased overall inflation as a result of a variety of global trends. For example, the rapidly evolving trade policies and tariff actions could result in increased pricing pressures on our global supply chain, which could adversely affect our business and financial results. In addition, we expect semiconductor supply cost and commodity cost volatility to have a continual impact on future earnings and/or operating cash flows. Management continues to seek to mitigate both inflationary pressures and our material-related cost exposures using a number of approaches, including combining purchase requirements with customers and/or other suppliers, using alternate suppliers or product designs, negotiating cost reductions and/or commodity cost contract escalation clauses into our vehicle manufacturer supply contracts and hedging. We have also negotiated, and will continue to negotiate, price increases with our customers in response to the aforementioned increased overall inflation and global supply chain disruptions.

This section discusses our consolidated results of operations and results of operations by segment for the years ended December 31, 2025 versus 2024. A detailed discussion of our consolidated results of operations and results of operations by segment for the years ended December 31, 2024 versus 2023 can be found under Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations in our Annual Report on Form 10-K for the year ended December 31, 2024, which was filed with the SEC on February 7, 2025.

### 2025 versus 2024

The results of operations for the years ended December 31, 2025 and 2024 were as follows:

| | Year Ended December 31, | | | | Favorable/ (unfavorable) |
|---|---|---|---|---|---|
| | 2025 | | 2024 | | |
| | (dollars in millions) | | | | |
| Net sales | $ | 20,398 | $ | 19,713 | $ 685 |
| Cost of sales | | 16,500 | | 16,002 | (498) |
| Gross margin | | 3,898 | 19.1% | 3,711 | 18.8% | 187 |
| Selling, general and administrative | | 1,673 | | 1,465 | (208) |
| Amortization | | 208 | | 211 | 3 |
| Restructuring | | 185 | | 193 | 8 |
| Goodwill impairment | | 648 | | — | (648) |
| Operating income | | 1,184 | | 1,842 | (658) |
| Interest expense | | (361) | | (337) | (24) |
| Other income, net | | 50 | | 41 | 9 |
| Net gain on equity method transactions | | 46 | | 605 | (559) |
| Income before income taxes and equity loss | | 919 | | 2,151 | (1,232) |
| Income tax expense | | (700) | | (223) | (477) |
| Income before equity loss | | 219 | | 1,928 | (1,709) |
| Equity loss, net of tax | | (38) | | (118) | 80 |
| Net income | | 181 | | 1,810 | (1,629) |
| Net income attributable to noncontrolling interest | | 19 | | 24 | (5) |
| Net loss attributable to redeemable noncontrolling interest | | (3) | | (1) | (2) |
| Net income attributable to Aptiv | $ | 165 | $ | 1,787 | $ (1,622) |

### Total Net Sales

Below is a summary of our total net sales for the years ended December 31, 2025 versus 2024.

| | Year Ended December 31, | | | | Variance Due To: | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | | Volume, net of contractual price reductions | FX | Commodity pass-through | Other | Total |
| | (in millions) | | | | (in millions) | | | | |
| Total net sales | $ 20,398 | $ 19,713 | $ 685 | | $ 466 | $ 129 | $ 90 | $ — | $ 685 |

Total net sales for the year ended December 31, 2025 increased 3% compared to the year ended December 31, 2024. Our volumes increased 3% for the period, which primarily reflects volume growth in North America and Asia Pacific, partially offset by volume declines in Europe, compared to increased global automotive production of 4% (1% on an AWM basis). Our net sales also reflect the impact of contractual price reductions, net of price recoveries, of $47 million, and favorable foreign currency impacts, primarily related to the Euro.

*Cost of Sales*

Cost of sales is primarily comprised of material, labor, manufacturing overhead, freight, fluctuations in foreign currency exchange rates, product engineering, design and development expenses, depreciation, warranty costs and other operating expenses. Gross margin is revenue less cost of sales and gross margin percentage is gross margin as a percentage of net sales.

Cost of sales increased $498 million for the year ended December 31, 2025 compared to the year ended December 31, 2024, as summarized below. The Company's material cost of sales was approximately 50% of net sales for both the years ended December 31, 2025 and 2024.

| | Year Ended December 31, | | | Variance Due To: | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | Volume (a) | FX | Operational performance | Other | Total |
| | (dollars in millions) | | | (in millions) | | | | |
| Cost of sales | $16,500 | $16,002 | $ (498) | $ (307) | $ (257) | $ 204 | $ (138) | $ (498) |
| Gross margin | $ 3,898 | $ 3,711 | $ 187 | $ 159 | $ (128) | $ 204 | $ (48) | $ 187 |
| Percentage of net sales | 19.1 % | 18.8 % | | | | | | |

(a) Presented net of contractual price reductions for gross margin variance.

The increase in cost of sales reflects the impacts of improved operational performance, offset by increased volumes and currency exchange. Cost of sales was also impacted by the following items in Other above:

- $90 million of increased commodity pass-through costs;
- Approximately $15 million of increased depreciation; and
- Approximately $20 million of increased warranty costs.

*Selling, General and Administrative Expense*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) |
| | (dollars in millions) | | |
| Selling, general and administrative expense | $ 1,673 | $ 1,465 | $ (208) |
| Percentage of net sales | 8.2 % | 7.4 % | |

Selling, general and administrative expense ("SG&A") primarily includes administrative expenses, information technology costs, incentive compensation related costs, Separation, acquisition and project portfolio costs and selling and marketing expenses. SG&A increased as a percentage of net sales for the year ended December 31, 2025 compared to 2024, primarily due to $178 million of Separation costs, long-lived asset impairment charges of approximately $7 million and increased incentive compensation costs recorded during the year ended December 31, 2025.

*Amortization*

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) |
| | (in millions) | | |
| Amortization | $ 208 | $ 211 | $ 3 |

Amortization expense reflects the non-cash charge related to definite-lived intangible assets. Amortization during the years ended December 31, 2025 and 2024 reflects the continued amortization of our definite-lived intangible assets, which resulted primarily from our acquisitions, over their estimated useful lives. Refer to Note 20. Acquisitions and Divestitures to the audited consolidated financial statements included herein for further detail of our business acquisitions, including details of the intangible assets recorded in each transaction.

In 2026, we expect to incur non-cash amortization charges of approximately $215 million.

*Restructuring*

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | |
| | (dollars in millions) | | | |
| Restructuring | $ 185 | $ 193 | $ | 8 |
| Percentage of net sales | 0.9 % | 1.0 % | | |

The Company recorded employee-related and other restructuring charges totaling approximately $185 million during the year ended December 31, 2025, which included the recognition of approximately $37 million within the Electrical Distribution Systems segment for programs to downsize and close European manufacturing sites, approximately $25 million related to workforce optimization within the Advanced Safety and User Experience segment and approximately $15 million for a program initiated in the fourth quarter of 2024 focused on global salaried workforce optimization, primarily in the European region. We expect to make cash payments of approximately $110 million in 2026 pursuant to currently implemented restructuring programs.

The Company recorded employee-related and other restructuring charges totaling approximately $193 million during the year ended December 31, 2024, which reflected programs to align manufacturing capacity with the current levels of automotive production in each region, and included the recognition of approximately $25 million and $57 million for programs initiated in the fourth quarter of 2024 and 2023, respectively, focused on global salaried workforce optimization, primarily in the North American and European regions.

We expect to continue to incur additional restructuring expense in 2026 and beyond, primarily related to programs focused on reducing global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning manufacturing capacity with the levels of automotive production, which includes approximately $75 million (of which approximately $40 million relates to the Electrical Distribution Systems segment, approximately $25 million relates to the Advanced Safety and User Experience segment and approximately $10 million relates to the Engineered Components Group segment) for approved programs within the next twelve months. Additionally, as we continue to operate in a cyclical industry that is impacted by movements in the global and regional economies, we continually evaluate opportunities to further adjust our cost structure and optimize our manufacturing footprint. The Company plans to implement additional restructuring activities in the future, if necessary, in order to align manufacturing capacity and other costs with prevailing regional automotive production levels and locations, to improve the efficiency and utilization of other locations and in order to increase investment in advanced technologies and engineering. Such future restructuring actions are dependent on market conditions, customer actions and other factors.

Refer to Note 10. Restructuring to the audited consolidated financial statements included herein for additional information.

*Goodwill Impairment*

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | |
| | (in millions) | | | |
| Goodwill impairment | $ 648 | $ — | $ | (648) |

Goodwill impairment for the year ended December 31, 2025 reflects a non-cash, pre-tax goodwill impairment charge of approximately $648 million related to the Wind River reporting unit. Refer to Note 7. Intangible Assets and Goodwill to the audited consolidated financial statements included herein for additional information.

*Interest Expense*

| | Year Ended December 31, | | | |
|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | |
| | (in millions) | | | |
| Interest expense | $ 361 | $ 337 | $ | (24) |

The increase in interest expense during the year ended December 31, 2025 compared to 2024 primarily reflects the issuance of $1,650 million in aggregate principal amount of 2024 Senior Notes and $500 million in aggregate principal amount of 2024 Junior Notes in September 2024, partially offset by the redemption of the $700 million in aggregate principal amount of 2.396% senior unsecured notes (the "2.396% Senior Notes") due 2025 in September 2024, the redemption of the 2015 Euro-denominated Senior Notes in December 2024, the full repayment of the $600 million Term Loan A in the fourth quarter of 2024 and first quarter of 2025 and the full repayment of our €450 million European accounts receivable factoring facility in the first half of 2025.

Refer to Note 11. Debt to the audited consolidated financial statements included herein for additional information.

### Other Income, Net

| | Year Ended December 31, | | |
| | 2025 | 2024 | Favorable/ (unfavorable) |
| --- | --- | --- | --- |
| | (in millions) | | |
| Other income, net | $ 50 | $ 41 | $ 9 |

Other income, net for the year ended December 31, 2025 includes interest income of $60 million. The Company also recorded $26 million during the year ended December 31, 2025 related to the components of net periodic pension and postretirement benefit cost other than service costs, as further described in Note 12. Pension Benefits to the audited consolidated financial statements included herein.

Other income, net for the year ended December 31, 2024 includes interest income of $87 million. During the year ended December 31, 2024, the Company also recorded a loss on extinguishment of debt of $15 million in conjunction with the repayment and termination of the Bridge Credit Agreement, the redemption of the 2.396% Senior Notes and the partial repayment on the Term Loan A, as further discussed in Note 11. Debt to the audited consolidated financial statements included herein. The Company also recorded $26 million during the year ended December 31, 2024 related to the components of net periodic pension and postretirement benefit cost other than service costs, as further described in Note 12. Pension Benefits to the audited consolidated financial statements included herein.

Refer to Note 19. Other Income, Net to the audited consolidated financial statements included herein for additional information.

### Net Gain on Equity Method Transactions

| | Year Ended December 31, | | |
| | 2025 | 2024 | Favorable/ (unfavorable) |
| --- | --- | --- | --- |
| | (in millions) | | |
| Net gain on equity method transactions | $ 46 | $ 605 | $ (559) |

Net gain on equity method transactions for the year ended December 31, 2025 includes a gain of approximately $33 million recorded as a result of the Motional funding transaction completed in May 2025 and a gain of approximately $13 million from the closing of the sale of TTTech Auto AG ("TTTech Auto") in June 2025.

Net gain on equity method transactions for the year ended December 31, 2024 includes a gain of approximately $641 million recorded as a result of the Motional funding and ownership restructuring transactions completed in May 2024, partially offset by a non-cash, pre-tax impairment charge of approximately $36 million related to its equity method investment in TTTech Auto.

Refer to Note 5. Investments in Affiliates to the audited consolidated financial statements included herein for additional information.

_Income Taxes_

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **Favorable/ (unfavorable)** |
| | | (in millions) | |
| Income tax expense | $ 700 | $ 223 | $ (477) |

The Company's tax rate is affected by the fact that its parent entity is a Swiss resident taxpayer, and was an Irish resident taxpayer prior to the December 2024 reorganization transaction, the tax rates in Switzerland, Ireland and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. The Company's effective tax rate is also impacted by the receipt of certain tax incentives and holidays that reduce the effective tax rate for certain subsidiaries below the statutory rate.

The Company's effective tax rate was 76% and 10% for the years ended December 31, 2025 and 2024, respectively. The effective tax rate for the year ended December 31, 2025 includes net discrete tax expense of approximately $380 million primarily related to a change in valuation allowance on the Swiss tax incentive, as described below, tax accruals associated with the Separation of the Electrical Distribution Systems business and the tax impact of intercompany reorganizations, partially offset by changes in other valuation allowances. Also included as a discrete item in the effective tax rate for the year ended December 31, 2025 is the unfavorable impact of approximately 32 points resulting from the Wind River non-cash goodwill impairment charge, as described further in Note 7. Intangible Assets and Goodwill to the audited consolidated financial statements included herein, which is non-deductible for tax purposes.

The effective tax rate for the year ended December 31, 2024 includes discrete tax benefits primarily associated with intercompany reorganizations. Also included as a discrete item in the effective tax rate for the year ended December 31, 2024 is the beneficial impact of approximately 4 points resulting from the Motional funding and ownership restructuring transactions, as described further in Note 5. Investments in Affiliates to the audited consolidated financial statements included herein. There was no tax expense associated with these gains as Aptiv's interest in Motional is exempt from capital gains tax in the jurisdiction in which it is owned.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law. The OBBBA includes changes to U.S. tax law that were applicable to Aptiv beginning in 2025, with additional provisions applying in subsequent years. Included in these changes are favorable adjustments to deductions for interest, qualified property, and research and development expenditures, as well as reforms to the international tax framework. The OBBBA will not have a material impact on the Company's consolidated financial statements.

On January 15, 2025, the OECD released Administrative Guidance (the "Guidance) on Article 9.1 of the Global Anti-Base Erosion Model Rules (the "Model Rules") which amends the Pillar Two Framework (the "Framework") previously adopted by the European Union (the "E.U.") Member States on December 15, 2022. Jurisdictions that have adopted the Framework, which generally provides for a minimum effective tax rate of 15%, as established by the OECD, may implement and administer their domestic laws consistent with the Model Rules and Guidance. The Guidance eliminates the tax basis in certain deferred tax assets including tax credit carryforwards for purposes of the global minimum tax established under the Framework. As a result, the Company no longer expects to obtain significant benefits from the tax incentive granted to its Swiss subsidiary in 2023, as described below. Accordingly, the Company recognized an increase to valuation allowances of $294 million to reduce the related deferred tax asset during the year ended December 31, 2025. No other deferred tax assets are impacted by the Guidance.

On December 18, 2025, the Swiss Council of States passed a motion preventing the retroactive application of the OECD's 2025 Guidance on the Model Rules. While this development has no immediate impact on Aptiv's tax position, we will continue to monitor potential implications for the recoverability of our Swiss deferred tax assets associated with our Swiss tax incentive.

In response to the Framework, during the second half of 2023, the Company initiated changes to its corporate entity structure, including intercompany transfers of certain intellectual property to one of its subsidiaries in Switzerland. Furthermore, during the third quarter of 2023, the Company's Swiss subsidiary was granted a ten-year tax incentive, beginning in 2024. The measurement of certain deferred tax assets and associated income tax benefits resulting from these transactions was impacted by tax legislation in Switzerland enacted in the fourth quarter of 2023, which increased the statutory income tax rate, resulting in additional deferred tax benefit impacts, net of valuation allowances. During the year ended December 31, 2023, the total income tax benefit recorded as a result of the intercompany transfers of intellectual property and tax incentive, all as described above, combined with other related additional current year tax expense as a result of the transactions, was approximately $2,080 million.

The Company has proactively responded to these tax policy changes, as described above, and will continue to closely monitor developments. Our effective tax rate for the year ended December 31, 2025 includes an unfavorable impact from the enacted Framework.

Refer to Note 14. Income Taxes to the audited consolidated financial statements included herein for additional information.

*Equity Loss*

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | **2025** | **2024** | **Favorable/ (unfavorable)** |
| | (in millions) | | |
| Equity loss, net of tax | $ 38 | $ 118 | $ 80 |

Equity loss, net of tax reflects the Company's interest in the results of ongoing operations of entities accounted for as equity method investments. The decrease in equity losses recognized by Aptiv during the year ended December 31, 2025 compared to 2024 is primarily attributable to the decrease in Aptiv's common equity interest in Motional from 50% to approximately 13% as a result of the Motional funding and ownership restructuring transactions that were completed in May 2024 and May 2025. Refer to Note 5. Investments in Affiliates to the audited consolidated financial statements included herein for additional information.

## Results of Operations by Segment

In connection with the Separation, as further described in Note 26. Separation of Electrical Distribution Systems to the audited consolidated financial statements included herein, in the first quarter of 2025, Aptiv realigned its business into three reportable operating segments:

- Advanced Safety and User Experience, which includes platforms and modular offerings, such as intelligent sensors, high-performance compute, and advance software tools and services.
- Engineered Components Group, which includes connection systems, high-performance interconnects, and cable management and protection solutions that optimize the distribution of power, signal and data for next-generation applications across multiple end markets.
- Electrical Distribution Systems, which includes a full range of low voltage and high voltage power, signal and data distribution solutions needed to deliver fully integrated, cost-optimized architectures. As described in Note 26. Separation of Electrical Distribution Systems, the Company is pursuing a separation of the Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders.
- Eliminations and Other, which includes i) the elimination of inter-segment transactions, and ii) certain other expenses and income of a non-operating or strategic nature.

Prior period amounts were adjusted retrospectively to reflect the change in reportable operating segments, consistent with the current year presentation, throughout the audited consolidated financial statements contained herein.

Generally, Aptiv evaluates segment performance based on stand-alone segment net income before interest expense, other income (expense), net, income tax (expense) benefit, equity income (loss), net of tax, amortization, restructuring, Separation costs related to the planned spin-off of the Electrical Distribution Systems business, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), goodwill and other asset impairments, compensation expense related to acquisitions and gains (losses) on business divestitures and other transactions ("Adjusted Operating Income").

Our management utilizes Adjusted Operating Income as the key performance measure of segment income or loss to evaluate segment performance, and for planning and forecasting purposes to allocate resources to the segments, as management believes this measure is most reflective of the operational profitability or loss of our operating segments. Segment Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Aptiv, which is the most directly comparable financial measure to Adjusted Operating Income that is prepared in accordance with U.S. GAAP. Segment Adjusted Operating Income, as determined and measured by Aptiv, should also not be compared to similarly titled measures reported by other companies.

Refer to Note 22. Segment Reporting to the audited consolidated financial statements included herein for additional information.

Net sales, gross margin as a percentage of net sales and Adjusted Operating Income by segment for the years ended December 31, 2025 and 2024 are as follows:

*Net Sales by Segment*

| | Year Ended December 31, | | | Variance Due To: | | | | |
|---|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | Volume, net of contractual price reductions | FX | Commodity Pass-through | Other | Total |
| | (in millions) | | | (in millions) | | | | |
| Advanced Safety and User Experience | $ 5,792 | $ 5,791 | $ 1 | $ (21) | $ 22 | $ — | $ — | $ 1 |
| Engineered Components Group | 6,662 | 6,384 | 278 | 213 | 61 | 4 | — | 278 |
| Electrical Distribution Systems | 8,818 | 8,309 | 509 | 373 | 52 | 84 | — | 509 |
| Eliminations and Other | (874) | (771) | (103) | (99) | (6) | 2 | — | (103) |
| Total | $ 20,398 | $ 19,713 | $ 685 | $ 466 | $ 129 | $ 90 | $ — | $ 685 |

*Gross Margin Percentage by Segment*

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| Advanced Safety and User Experience | 18.7 % | 19.0 % |
| Engineered Components Group | 26.0 % | 25.6 % |
| Electrical Distribution Systems | 12.2 % | 11.7 % |
| Total | 19.1 % | 18.8 % |

*Adjusted Operating Income by Segment*

| | Year Ended December 31, | | | Variance Due To: | | | |
|---|---|---|---|---|---|---|---|
| | 2025 | 2024 | Favorable/ (unfavorable) | Volume, net of contractual price reductions | Operational performance | Other | Total |
| | (in millions) | | | (in millions) | | | |
| Advanced Safety and User Experience | $ 658 | $ 714 | $ (56) | $ 28 | $ 41 | $ (125) | $ (56) |
| Engineered Components Group | $ 1,129 | $ 1,073 | $ 56 | $ 55 | $ 82 | $ (81) | $ 56 |
| Electrical Distribution Systems | $ 674 | $ 579 | $ 95 | $ 76 | $ 81 | $ (62) | $ 95 |

As noted in the table above, Adjusted Operating Income for the year ended December 31, 2025 as compared to the year ended December 31, 2024 was impacted by operational performance, volume, including product mix, as well as the impacts of contractual price reductions, net of price recoveries, of $47 million. Adjusted Operating Income was also impacted by the following items included within Other in the table above:

- $143 million of unfavorable foreign currency impacts, primarily related to the Mexican Peso;
- Approximately $75 million of increased SG&A expense, including increased incentive compensation costs, excluding the impact of Separation costs and other acquisition and portfolio project costs;
- Approximately $30 million of increased depreciation, primarily as a result of a higher fixed asset base; and
- $20 million of increased warranty costs.

## Liquidity and Capital Resources

### Overview of Capital Structure

Our liquidity requirements are primarily to fund our business operations, including capital expenditures and working capital requirements, as well as to fund debt service requirements, operational restructuring and Separation activities. Our primary sources of liquidity are cash flows from operations, our existing cash balance, and as necessary and available, borrowings under credit facilities and issuance of long-term debt and equity. To the extent we generate discretionary cash flow we may consider using this additional cash flow for optional prepayments of existing indebtedness, strategic acquisitions or investments, additional share repurchases and/or general corporate purposes. We also continually explore ways to enhance our capital structure.

As of December 31, 2025, we had cash and cash equivalents of $1.9 billion and net debt (defined as outstanding debt less cash and cash equivalents) of $5.7 billion. We also have access to additional liquidity pursuant to the terms of the $2.0 billion Revolving Credit Facility and the committed European accounts receivable factoring facility, as described below. The following table summarizes our available liquidity, which includes cash, cash equivalents and funds available under our significant committed credit facilities, as of December 31, 2025.

|  | December 31, 2025 |
| --- | --- |
|  | (in millions) |
| Cash and cash equivalents | $ 1,851 |
| Revolving Credit Facility, unutilized portion (1) | 1,998 |
| Committed European accounts receivable factoring facility, unutilized portion (2) | 529 |
| Total available liquidity | $ 4,378 |

(1)  Availability reduced by $2 million in letters of credit issued under the Credit Agreement as of December 31, 2025.

(2)  Based on December 31, 2025 foreign currency rates, subject to the availability of eligible accounts receivable.

We expect existing cash, available liquidity and cash flows from operations to continue to be sufficient to fund our global operating activities, including restructuring payments, capital expenditures, debt obligations and Separation activities. In addition, we expect to continue to repurchase outstanding ordinary shares pursuant to our authorized ordinary share repurchase program, as further described below.

We also continue to expect to be able to move funds between different countries to manage our global liquidity needs without material adverse tax implications, subject to current monetary policies. We utilize a combination of strategies, including dividends, cash pooling arrangements, intercompany loan repayments and other distributions and advances to provide the funds necessary to meet our global liquidity needs. There are no significant restrictions on the ability of our subsidiaries to pay dividends or make other distributions to Aptiv. As of December 31, 2025, the Company's cash and cash equivalents held by our non-U.S. subsidiaries totaled approximately $1.8 billion. If additional non-U.S. cash was needed for our U.S. operations, we may be required to accrue and pay withholding if we were to distribute such funds from non-U.S. subsidiaries to the U.S.; however, based on our current liquidity needs and strategies, we do not anticipate a need to accrue and pay such additional amounts.

Based on these factors, we believe we possess sufficient liquidity to fund our global operations and capital investments in 2026 and beyond.

### Share Repurchase Programs

In July 2024, the Board of Directors authorized a share repurchase program of up to $5.0 billion of ordinary shares, which commenced in August 2024 following completion of the Company's $2.0 billion January 2019 share repurchase program. This share repurchase program provides for share purchases in the open market or in privately negotiated transactions (which may include derivative transactions, including an accelerated share repurchase program ("ASR")), depending on share price, market conditions and other factors, as determined by the Company.

As part of the Company's share repurchase program, on August 1, 2024, the Company entered into ASR agreements with each of Goldman Sachs International and JPMorgan Chase Bank, N.A. to repurchase an aggregate of $3.0 billion of Aptiv's ordinary shares (the "ASR Agreements").

Under the terms of the ASR Agreements, on August 2, 2024, the Company made an aggregate payment of $3.0 billion (the "Repurchase Price") and received initial deliveries of approximately 30.8 million ordinary shares with a value of $2.25 billion, which were retired immediately and recorded as a reduction to shareholders' equity. Aptiv incurred approximately $4 million of direct costs in connection with the ASR Agreements. Given the Company's ability to settle in shares, the remaining $750 million prepaid forward contract was classified as a reduction to additional paid-in capital as of December 31, 2024.

The Company initially funded the accelerated share repurchase program with cash on hand and borrowings under the Bridge Credit Agreement. The Bridge Credit Agreement was subsequently repaid and terminated during the third quarter of 2024 using proceeds from the Term Loan A and issuance of the 2024 Senior Notes and 2024 Junior Notes, as further described in Note 11. Debt to the audited consolidated financial statements included herein.

During the year ended December 31, 2025, upon final settlements under the ASR Agreements, Aptiv received incremental deliveries of approximately 17.7 million ordinary shares. All shares delivered to Aptiv under the ASR Agreements were retired immediately. Under the ASR Agreements, the Company received total deliveries of approximately 48.5 million ordinary shares at an average price of $61.84 per share, based on the daily volume-weighted average price of our ordinary shares on specified dates during the terms of the ASR Agreements, less a discount and subject to adjustments pursuant to the terms and conditions of the ASR Agreements. During the year ended December 31, 2025, the Company also repurchased approximately 5.1 million of our outstanding ordinary shares for $400 million in the open market.

During the year ended December 31, 2024, in addition to the initial shares received under the ASR program, we repurchased approximately 13.6 million of our outstanding ordinary shares for $1,100 million in the open market.

During the year ended December 31, 2023, we repurchased approximately 4.7 million of our outstanding ordinary shares for $398 million in the open market.

As of December 31, 2025, approximately $2,115 million of share repurchases remained available under the July 2024 share repurchase program. All previously repurchased shares were retired and are reflected as a reduction of ordinary share capital for the par value of the shares, with the excess applied as reductions to additional paid-in-capital and retained earnings.

### *Dividends from Equity Investments*

During the years ended December 31, 2025, 2024 and 2023, Aptiv received dividends of $20 million, $12 million and $5 million, respectively, from its equity method investments. The dividends were recognized as a reduction to the investment and represented a return on investment included in cash flows from operating activities.

### *Acquisitions, Divestitures and Other Transactions*

In April 2025, one of Aptiv's wholly-owned subsidiaries completed the sale of certain assets (net of certain liabilities) that were previously reported within the Advanced Safety and User Experience segment for net cash proceeds of approximately $4 million. As a result of the sale, the Company recognized a pre-tax gain of approximately $5 million during the year ended December 31, 2025, within cost of sales in the consolidated statements of operations.

The Company had no other business acquisitions or divestitures during the years ended December 31, 2025 and 2024.

*Höhle Ltd.*—On April 3, 2023, Aptiv acquired 100% of the equity interests of Höhle Ltd. ("Höhle"), a manufacturer of microducts, for total consideration of $42 million. The results of operations of Höhle are reported within the Engineered Components Group segment from the date of acquisition. The Company acquired Höhle utilizing cash on hand.

*Sale of Interest in Majority Owned Russian Subsidiary*—Given the sanctions put in place by the E.U., U.S. and other governments, which restrict our ability to conduct business in Russia, we initiated a plan in the second quarter of 2022 to exit our 51% owned subsidiary in Russia. As a result, the Company determined that this subsidiary, which was reported within the Electrical Distribution Systems segment, initially met the held for sale criteria as of June 30, 2022. Consequently, during the year ended December 31, 2022, the Company recorded a pre-tax charge of $51 million to impair the carrying value of the Russian subsidiary's net assets to fair value.

On May 30, 2023, the Company completed the sale of its entire interest in the Russian subsidiary to JSC Samara Cables Company, the sole minority shareholder in the Russian subsidiary, for a nominal amount in exchange for all of the Company's shares in the subsidiary. As a result of this transaction, the net assets held for sale of the Russian subsidiary were deconsolidated from the Company's consolidated financial statements and the Company did not record any incremental gain or loss resulting from this disposition. Furthermore, losses relating to the Russian subsidiary during the held for sale period were de minimis. The former Russian subsidiary is not considered to be a related party of the Company after deconsolidation.

*Investment in StradVision, Inc.*—On October 20, 2025, Aptiv entered into an agreement with StradVision, Inc. ("StradVision"), a provider of deep learning-based camera perception software for automotive applications, to convert the Company's existing preferred shares in StradVision into common shares (the "Conversion"), resulting in a common equity interest of approximately 41% in StradVision. Aptiv previously made KRW-denominated investments in StradVision totaling approximately $40 million in the first half of 2025 and approximately $108 million in prior years (using foreign currency rates on the date of the respective investments).

Prior to the Conversion, due to the Company's redemption rights, the Company's investment in StradVision was classified as an available-for-sale debt security within other long-term assets in the consolidated balance sheets, with changes in fair value recorded in other comprehensive income. The fair value of the available-for-sale debt security on the Conversion date was approximately $149 million. Following the Conversion, Aptiv began accounting for its investment in StradVision under the equity method. The investment was reclassified to investments in affiliates in the consolidated balance sheets and is included in the Advanced Safety and User Experience segment.

*Motional Joint Venture Funding and Ownership Restructuring Transactions*—On April 19, 2024, Aptiv and Hyundai Motor Group ("Hyundai") entered into an agreement to restructure Aptiv's ownership interest in Motional and for Hyundai to provide additional funding to Motional, each as described below. Prior to these transactions, Motional was 50% owned by each of Aptiv and Hyundai.

As part of the agreement, on May 2, 2024, Hyundai invested $475 million in Motional in exchange for additional common equity interests. Aptiv did not participate in this funding round. This transaction resulted in the dilution of Aptiv's common equity interest in Motional from 50% to approximately 44%, prior to the completion of any further transactions as described below. As these units were issued at a valuation greater than the carrying value of our investment in Motional, the Company recognized a gain of approximately $91 million during the year ended December 31, 2024, within net gain on equity method transactions in the consolidated statements of operations.

Also as part of the agreement, on May 16, 2024, Aptiv sold 11% of its common equity interest in Motional to Hyundai for approximately $448 million of cash consideration. Aptiv also exchanged approximately 21% of its common equity in Motional for a like number of Motional preferred shares. These transactions resulted in the reduction of Aptiv's common equity interest in Motional from approximately 44% to approximately 15%. As a result of these transactions, the Company recognized a gain of approximately $550 million during the year ended December 31, 2024, within net gain on equity method transactions in the consolidated statements of operations.

The total gain recorded as a result of the Motional funding and ownership restructuring transactions completed in May 2024, all as described above, was approximately $641 million (approximately $2.50 per diluted share) for the year ended December 31, 2024.

On May 30, 2025, Hyundai invested approximately $440 million in Motional in exchange for additional common equity interests. Aptiv did not participate in this funding round. This transaction resulted in the dilution of Aptiv's common equity interest in Motional from approximately 15% as of March 31, 2025 to approximately 13% as of December 31, 2025. As a result of this transaction, the Company recognized a gain of approximately $33 million (approximately $0.15 per diluted share) during the year ended December 31, 2025, within net gain on equity method transactions in the consolidated statements of operations.

*Investment in TTTech Auto AG*—On March 15, 2022, Aptiv acquired approximately 20% of the equity interests of TTTech Auto, a leading provider of safety-critical middleware solutions for advanced driver-assistance systems and autonomous driving applications, for €200 million (approximately $220 million, using foreign currency rates on the investment date).

In 2024, the shareholders of TTTech Auto entered into an agreement for the sale of 100% of TTTech Auto to an unrelated third party, and as a result, the Company determined there was an other-than-temporary impairment to its equity method investment in TTTech Auto in the fourth quarter of 2024 based on the anticipated acquisition value of TTTech Auto. During the year ended December 31, 2024, the Company's equity investment in TTTech Auto was written down to its estimated fair value of $147 million, resulting in a non-cash, pre-tax impairment charge of approximately $36 million within net gain on equity method transactions in the consolidated statements of operations.

The impairment was based on the fair value of the investment at the balance sheet date. The fair value was determined based on the contractual sales price of TTTech Auto pursuant to the executed purchase and sale agreement. Contractual sales prices are considered observable inputs other than quoted prices, and are therefore classified as a Level 2 measurement.

The sale of TTTech Auto closed in June 2025, resulting in net cash proceeds to Aptiv of $164 million. As a result of the sale, the Company recognized a gain of approximately $13 million during the year ended December 31, 2025, within net gain on equity method transactions in the consolidated statements of operations, which includes accumulated currency translation adjustment impacts of $6 million. Following completion of the sale, Aptiv no longer holds an equity interest in TTTech Auto and accordingly reduced the carrying value of the investment to zero in the consolidated balance sheet.

*Technology Investments*—During the year ended December 31, 2025, the Company sold its Valens Semiconductor Ltd. ordinary shares for net proceeds of approximately $6 million and its Smart Eye AB ordinary shares for net proceeds of approximately $6 million.

In September 2024, the Company's Advanced Safety and User Experience segment made an investment totaling approximately 399 million Chinese Yuan Renminbi ("RMB") (approximately $57 million, using foreign currency rates on the investment date) in preferred equity of MAXIEYE Automotive Technology (Ningbo) Co., Ltd. ("Maxieye"), a provider of advanced driver-assistance systems and autonomous driving applications. Due to the Company's redemption rights, the Company's investment in Maxieye is classified as an available-for-sale debt security within other long-term assets in the consolidated balance sheets, with changes in fair value recorded in other comprehensive income. The Company also agreed to invest an additional 171 million RMB (approximately $24 million, using December 31, 2025 foreign currency rates) in preferred equity of Maxieye, contingent on the achievement of certain technical milestones, which have not yet been met as of December 31, 2025, and the satisfaction of customary closing conditions.

Refer to Note 5. Investments in Affiliates to the audited consolidated financial statements included herein for further detail of the Company's investments.

### *Credit Agreement*

Aptiv PLC and its wholly-owned subsidiaries Aptiv LLC (formerly known as Aptiv Corporation) and Aptiv Global Financing Designated Activity Company ("AGF DAC") entered into a credit agreement (the "Credit Agreement") with, among others, JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), under which it maintains a senior unsecured credit facility currently consisting of a revolving credit facility of $2 billion (the "Revolving Credit Facility"). AGF DAC and Aptiv LLC are each borrowers under the Credit Agreement, under which such borrowings would be guaranteed by each of the other borrowers, Aptiv PLC and Aptiv Swiss Holdings.

The Credit Agreement was entered into in March 2011 and has been subsequently amended and restated on several occasions, most recently on March 31, 2025 (the "March 2025 amendment"). The March 2025 amendment, among other things, (1) refinanced and replaced the revolver with a new five-year revolving credit facility with aggregate commitments of $2 billion, and (2) removed provisions from the June 2021 amendment for sustainability-linked rate adjustments. The Revolving Credit Facility matures on March 31, 2030. The Credit Agreement also contains an uncommitted accordion feature that permits Aptiv to increase, from time to time, on customary terms and conditions, the aggregate borrowing capacity under the Credit Agreement by up to an additional $1 billion upon Aptiv's request, the agreement of the lenders participating in the increase, and the approval of the Administrative Agent. Borrowings under the Credit Agreement are revolving in nature and may be made and prepaid from time to time at Aptiv's option without premium or penalty, in accordance with the terms and conditions of the Credit Agreement. The March 2025 amendment also required that Aptiv pay amendment fees of $5 million during the year ended December 31, 2025, which are reflected as a financing activity in the consolidated statements of cash flows.

As of December 31, 2025, Aptiv had no amounts outstanding under the Revolving Credit Facility and approximately $2 million in letters of credit were issued under the Credit Agreement. Letters of credit issued under the Credit Agreement reduce availability under the Revolving Credit Facility.

Loans under the Credit Agreement bear interest, at Aptiv's option, at either (a) the Administrative Agent's Alternate Base Rate ("ABR" as defined in the Credit Agreement) or (b) SOFR plus in either case a percentage per annum as set forth in the table below (the "Applicable Rate"). The rates under the Credit Agreement on the specified dates are set forth below:

|  | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
|  | SOFR plus | ABR plus | SOFR plus | ABR plus |
| Revolving Credit Facility | 1.125 % | 0.125 % | 1.06 % | 0.06 % |

The Applicable Rate under the Credit Agreement, as well as the facility fee, may increase or decrease from time to time based on changes in the Company's credit ratings. Accordingly, the interest rate is subject to fluctuation during the term of the Credit Agreement based on changes in the ABR, SOFR and changes in the Company's corporate credit ratings. The Credit Agreement also requires that Aptiv pay certain facility fees on the Revolving Credit Facility, which are also subject to adjustment based on certain letter of credit issuance and fronting fees.

The Credit Agreement contains certain covenants that limit, among other things, the Company's (and the Company's subsidiaries') ability to incur certain additional indebtedness or liens or to dispose of substantially all of its assets. In addition, the Credit Agreement requires that the Company maintain a consolidated leverage ratio (the ratio of Consolidated Total Indebtedness to Consolidated EBITDA, each as defined in the Credit Agreement) of not more than 3.5 to 1.0 (or 4.0 to 1.0 for four full fiscal quarters following completion of material acquisitions, as defined in the Credit Agreement).

The Credit Agreement also contains events of default customary for financings of this type. The Company was in compliance with the Credit Agreement covenants as of December 31, 2025.

### *Term Loan A Credit Agreement*

On August 19, 2024, Aptiv PLC and its wholly-owned subsidiaries AGF DAC and Aptiv LLC entered into a senior unsecured term loan A credit agreement (the "Term Loan A Credit Agreement") with, among others, JPMorgan Chase Bank,

N.A., as Administrative Agent, under which it maintained a senior unsecured credit facility consisting of a term loan (the "Term Loan A") in aggregate principal amount of $600 million. Aptiv incurred approximately $2 million of issuance costs in connection with the Term Loan A.

As described above, proceeds from the Term Loan A were used to repay a portion of the loans incurred under the Bridge Credit Agreement during the three months ended September 30, 2024. This transaction was accounted for as a modification of debt in accordance with ASC Topic 470-50, *Debt Modifications and Extinguishments*. Accordingly, a pro-rata portion of the unamortized fees from the Bridge Credit Agreement in the amount of $4 million was transferred to the Term Loan A and, together with the $2 million of direct issuance costs referenced above, were amortized to interest expense over the term of the Term Loan A.

During the fourth quarter of 2024, the Company repaid $350 million of the outstanding principal balance on the Term Loan A, utilizing cash on hand. During the first quarter of 2025, the Company fully repaid the remaining outstanding principal balance of $250 million on the Term Loan A utilizing cash on hand, and recognized a loss on debt extinguishment of approximately $2 million during the year ended December 31, 2025 within other income, net in the consolidated statements of operations.

The Term Loan A had a maturity date of August 19, 2027. Prior to its repayment, borrowings under the Term Loan A Credit Agreement were prepayable at Aptiv's option without premium or penalty. No principal payment was required until the maturity date.

Loans under the Term Loan A Credit Agreement bore interest, at Aptiv's option, at either (a) ABR or (b) SOFR plus in either case a percentage per annum as set forth in the table below (the "Term Loan Applicable Rate"). The rates under the Term Loan A Credit Agreement on the specified dates are set forth below:

| | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | SOFR plus | ABR plus | SOFR plus | ABR plus |
| Term Loan A | N/A | N/A | 1.250 % | 0.250 % |

### Spin-off Financing

Versigent Limited ("Versigent"), a wholly owned subsidiary of Aptiv, was formed in connection with the Separation as a holding company to directly or indirectly own substantially all of the operating subsidiaries of the Electrical Distribution Systems business and to issue debt. Cyprium Corporation ("Cyprium U.S."), a wholly owned U.S. subsidiary of the Company, and Cyprium Holdings Luxembourg S.a.r.l. ("Cyprium Luxembourg"), a wholly owned Luxembourg subsidiary of the Company, both of which will become wholly owned subsidiaries of Versigent upon completion of the Separation, were also formed for the same purposes.

*Spin-off Credit Agreement*—In November 2025, Versigent, Cyprium U.S. and Cyprium Luxembourg entered into a credit agreement (the "Spin-Off Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent, with respect to $1.35 billion in senior secured credit facilities. The Credit Agreement consists of a senior secured five-year $500 million term loan facility (the "Spin-Off Term Loan A Facility") and an $850 million five-year senior secured revolving credit facility (the "Spin-Off Revolving Credit Facility") (collectively, the "Spin-Off Credit Facilities") with the lenders party thereto and JPMorgan Chase Bank, N.A.

The Spin-Off Credit Facilities are expected to become available to Versigent no later than the date of the Separation, subject to the satisfaction of certain conditions customary for financings of this type. Accordingly, no amounts were drawn or available to be drawn under the Spin-Off Credit Facilities as of December 31, 2025.

Cyprium U.S. and Cyprium Luxembourg are each borrowers under the Spin-Off Credit Agreement, under which such borrowings would be guaranteed by Versigent and certain of its subsidiaries. Additional subsidiaries of Versigent may be added as co-borrowers or guarantors under the Spin-Off Credit Agreement from time to time on the terms and conditions set forth in the Spin-Off Credit Agreement. The obligations of each borrower under the Spin-Off Credit Agreement will be jointly and severally guaranteed by each other borrower and by certain of Versigent's existing and future direct and indirect subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the capital stock in Cyprium U.S. and Cyprium Luxembourg.

### Senior and Junior Unsecured Notes

As of December 31, 2025, the Company had the following senior and junior unsecured notes issued and outstanding:

| Aggregate Principal Amount (in millions) | Stated Coupon Rate | Issuance Date | Maturity Date | Interest Payment Date |
|---|---|---|---|---|
| $ 587 | 1.60% | September 2016 | September 2028 | September 15 |
| $ 266 | 4.35% | March 2019 | March 2029 | March 15 and September 15 |
| $ 401 | 4.65% | September 2024 | September 2029 | March 13 and September 13 |
| $ 717 | 3.25% | February 2022 | March 2032 | March 1 and September 1 |
| $ 516 | 5.15% | September 2024 | September 2034 | March 13 and September 13 |
| $ 880 | 4.25% | June 2024 | June 2036 | June 11 |
| $ 300 | 4.40% | September 2016 | October 2046 | April 1 and October 1 |
| $ 350 | 5.40% | March 2019 | March 2049 | March 15 and September 15 |
| $ 1,500 | 3.10% | November 2021 | December 2051 | June 1 and December 1 |
| $ 1,000 | 4.15% | February 2022 | May 2052 | May 1 and November 1 |
| $ 550 | 5.75% | September 2024 | September 2054 | March 13 and September 13 |
| $ 500 | 6.875% (1) | September 2024 | December 2054 | June 15 and December 15 |

(1)  Represents fixed-to-fixed reset rate junior subordinated unsecured notes.

In 2025, Aptiv redeemed $300 million aggregate principal amount of certain senior notes for cash consideration of $298 million, and recognized a net gain on debt extinguishment of approximately $1 million during the year ended December 31, 2025 within other income, net in the consolidated statements of operations.

Although the specific terms of each indenture governing each series of senior and junior notes vary, the senior indentures contain certain restrictive covenants, including with respect to Aptiv's (and Aptiv's subsidiaries') ability to incur liens, enter into sale and leaseback transactions and merge with or into other entities. As of December 31, 2025, the Company was in compliance with the provisions of all series of the outstanding senior and junior notes. Refer to Note 11. Debt to the audited consolidated financial statements included herein for additional information.

### Guarantor Summarized Financial Information

As further described in Note 11. Debt to the audited consolidated financial statements included herein, Aptiv LLC and AGF DAC are each borrowers under the Credit Agreement, under which such borrowings would be guaranteed by each of the other borrowers, Aptiv PLC and Aptiv Swiss Holdings. Old Aptiv issued the 2016 Euro-denominated Senior Notes, 2016 Senior Notes, 2019 Senior Notes and 2021 Senior Notes. In February 2022, Aptiv LLC and AGF DAC were added as guarantors on each series of outstanding senior notes previously issued by Old Aptiv. AGF DAC was added as a joint and several co-issuer of the 2021 Senior Notes in December 2021, effective as of the date of issuance. Old Aptiv and Aptiv LLC jointly issued the 2022 Senior Notes, which are guaranteed by AGF DAC. In 2024, Old Aptiv and AGF DAC co-issued the 2024 Euro-denominated Senior Notes, the 2024 Senior Notes, and the 2024 Junior Notes, which are all guaranteed by Aptiv LLC. In December 2024, in connection with the merger of Old Aptiv with and into Aptiv Swiss Holdings, with respect to each series of outstanding senior and junior notes previously issued by Old Aptiv, Aptiv Swiss Holdings succeeded to Old Aptiv as obligor, and Aptiv PLC was added as a guarantor. Together, Aptiv PLC, Aptiv LLC, AGF DAC and Aptiv Swiss Holdings comprise the "Obligor Group." All other consolidated direct and indirect subsidiaries of Aptiv PLC are not subject to any guarantee under any series of notes outstanding (the "Non-Guarantors"). The guarantees rank equally in right of payment with all of the guarantors' existing and future senior indebtedness, are effectively subordinated to any of their existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and are structurally subordinated to the indebtedness of each of their existing and future subsidiaries that is not a guarantor.

The below summarized financial information is presented on a combined basis after the elimination of intercompany balances and transactions among the Obligor Group and equity in earnings from and investments in the Non-Guarantors. The below summarized financial information should be read in conjunction with the Company's audited consolidated financial statements included herein, as the financial information may not necessarily be indicative of results of operations or financial position had the subsidiaries operated as independent entities.

|  | | Obligor Group |
| --- | --- | --- |
| **Year Ended December 31, 2025** | | (in millions) |
| Net sales | $ | — |
| Gross margin | $ | — |
| Operating loss | $ | (399) |
| Net loss | $ | (595) |
| Net loss attributable to Aptiv | $ | (595) |
| | | |
| **As of December 31, 2025** | | |
| Current assets (1) | $ | 5,827 |
| Long-term assets (1) | $ | 840 |
| Current liabilities (2) | $ | 5,673 |
| Long-term liabilities (2) | $ | 7,687 |
| Noncontrolling interest | $ | — |
| | | |
| **As of December 31, 2024** | | |
| Current assets (1) | $ | 6,969 |
| Long-term assets (1) | $ | 692 |
| Current liabilities (2) | $ | 5,683 |
| Long-term liabilities (2) | $ | 8,126 |
| Noncontrolling interest | $ | — |

(1) Includes current assets of $4,858 million and $6,212 million, and long-term assets of $770 million and $687 million, due from Non-Guarantors as of December 31, 2025 and December 31, 2024, respectively.

(2) Includes current liabilities of $5,577 million and $5,481 million, and long-term liabilities of $226 million and $226 million, due to Non-Guarantors as of December 31, 2025 and December 31, 2024, respectively.

### *Other Financing*

*Receivable factoring*—Aptiv maintains a €450 million European accounts receivable factoring facility that is available on a committed basis and allows for factoring of receivables denominated in both Euros and U.S. dollars ("USD"). This facility is accounted for as short-term debt and borrowings are subject to the availability of eligible accounts receivable. Collateral is not required related to these trade accounts receivable. This facility became effective on January 1, 2021 and had an initial term of three years, and was renewed for an additional three-year term, effective November 2023, subject to Aptiv's right to terminate at any time with three months' notice. After expiration of the new three-year term, either party can terminate with three months' notice. Borrowings denominated in Euros under the facility bear interest at the three-month Euro Interbank Offered Rate ("EURIBOR") plus 0.50% and USD borrowings bear interest at two-month SOFR plus 0.68%, with borrowings under either denomination carrying a minimum interest rate of 0.20%. As of December 31, 2025, Aptiv had no amounts outstanding under the European accounts receivable factoring facility. As of December 31, 2024, Aptiv had approximately $450 million outstanding under the European accounts receivable factoring facility. The maximum amount drawn under the European accounts receivable factoring facility during the year ended December 31, 2025 was $450 million, primarily to manage intra-month working capital requirements.

*Finance leases and other*—As of December 31, 2025 and 2024, approximately $86 million and $64 million, respectively, of other debt primarily issued by certain non-U.S. subsidiaries and finance lease obligations were outstanding.

*Letter of credit facilities*—In addition to the letters of credit issued under the Credit Agreement, Aptiv had approximately $3 million and $4 million outstanding through other letter of credit facilities as of December 31, 2025 and 2024, respectively, primarily to support arrangements and other obligations at certain of its subsidiaries.

*Contractual Commitments*

The following table summarizes our expected cash outflows resulting from financial contracts and commitments as of December 31, 2025, with amounts denominated in foreign currencies translated using foreign currency rates as of December 31, 2025. We have not included information on our recurring purchases of materials for use in our manufacturing operations. These amounts are generally consistent from year to year, closely reflect our levels of production, and are not long-term in nature. The amounts below exclude the gross liability for uncertain tax positions of $246 million as of December 31, 2025. We do not expect a significant payment related to these obligations to be made within the next twelve months. We are not able to provide a reasonably reliable estimate of the timing of future payments relating to the non-current portion of obligations associated with uncertain tax positions. For more information, refer to Note 14. Income Taxes to the audited consolidated financial statements included herein.

| | Payments due by Period | | | | |
| | Total | 2026 | 2027 & 2028 | 2029 & 2030 | Thereafter |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| Debt and finance lease obligations (excluding interest) | $ 7,653 | $ 81 | $ 590 | $ 668 | $ 6,314 |
| Estimated interest costs related to debt and finance lease obligations | 5,822 | 316 | 628 | 566 | 4,312 |
| Operating lease obligations | 602 | 160 | 231 | 108 | 103 |
| Contractual commitments for capital expenditures | 183 | 182 | 1 | — | — |
| Other contractual purchase commitments, including information technology | 662 | 242 | 249 | 108 | 63 |
| Total | $ 14,922 | $ 981 | $ 1,699 | $ 1,450 | $ 10,792 |

In addition to the obligations discussed above, certain of our non-U.S. subsidiaries sponsor defined benefit pension plans, some of which are funded. We have minimum funding requirements with respect to certain of our pension obligations and may periodically elect to make discretionary contributions to the plans in support of risk management initiatives. We will also have payments due with respect to our other postretirement benefit obligations. We do not fund our other postretirement benefit obligations and payments are made as costs are incurred by covered retirees. Refer to Note 12. Pension Benefits to the audited consolidated financial statements included herein for additional detail regarding our expected contributions to our pension plans and expected distributions to participants in future periods.

*Capital Expenditures*

Supplier selection in the automotive industry is generally finalized several years prior to the start of production of the vehicle. Therefore, current capital expenditures are based on customer commitments entered into previously, generally several years ago when the customer contract was awarded. As of December 31, 2025, we had approximately $183 million in outstanding cancellable and non-cancellable capital commitments. Capital expenditures by operating segment and geographic region for the periods presented were:

| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
|---|---|---|---|
| | (in millions) | | |
| Advanced Safety and User Experience | $ 157 | $ 201 | $ 207 |
| Engineered Components Group | 314 | 368 | 423 |
| Electrical Distribution Systems | 160 | 212 | 216 |
| Other (1) | 25 | 49 | 60 |
| Total capital expenditures | $ 656 | $ 830 | $ 906 |
| North America | $ 209 | $ 299 | $ 355 |
| Europe, Middle East & Africa | 235 | 295 | 288 |
| Asia Pacific | 200 | 226 | 252 |
| South America | 12 | 10 | 11 |
| Total capital expenditures | $ 656 | $ 830 | $ 906 |

(1) Other includes capital expenditures attributable to corporate administrative and support functions, including corporate headquarters and certain technical centers.

*Cash Flows*

Intra-month cash flow cycles vary by region, but in general we are users of cash through the first half of a typical month and we generate cash during the latter half of a typical month. Due to this cycle of cash flows, we may utilize short-term financing, including our Revolving Credit Facility and European accounts receivable factoring facility, to manage our intra-month working capital needs. Our cash balance typically peaks at month end.

We utilize a combination of strategies, including dividends, cash pooling arrangements, intercompany loan structures and other distributions and advances to provide the funds necessary to meet our global liquidity needs. We utilize a global cash pooling arrangement to consolidate and manage our global cash balances, which enables us to efficiently move cash into and out of a number of the countries in which we operate.

*Operating activities*—Net cash provided by operating activities totaled $2,185 million and $2,446 million for the years ended December 31, 2025 and 2024, respectively. Cash flows provided by operating activities for the year ended December 31, 2025 consisted primarily of net earnings of $181 million, increased by $1,037 million for non-cash charges for depreciation, amortization, pension costs and extinguishment of debt, $648 million for non-cash goodwill impairment charges and $394 million for non-cash changes in deferred income taxes, partially offset by $233 million related to changes in operating assets and liabilities, net of restructuring and pension contributions and $46 million for non-cash net gains on equity method transactions. Cash flows provided by operating activities for the year ended December 31, 2024 consisted primarily of net earnings of $1,810 million, increased by $1,023 million for non-cash charges for depreciation, amortization, pension costs and extinguishment of debt, partially offset by $605 million for non-cash net gains on equity method transactions and $16 million related to changes in operating assets and liabilities, net of restructuring and pension contributions.

*Investing activities*—Net cash used in investing activities totaled $498 million and $507 million for the years ended December 31, 2025 and 2024, respectively. Cash flows used in investing activities for the year ended December 31, 2025 primarily consisted of capital expenditures of $656 million and technology investments of $42 million, partially offset by proceeds from the sale of equity method investments of $164 million. Cash flows used in investing activities for the year ended December 31, 2024 primarily consisted of capital expenditures of $830 million and technology investments of $121 million, partially offset by proceeds from the sale of equity method investments of $448 million.

*Financing activities*—Net cash used in financing activities totaled $1,442 million and $1,965 million for the years ended December 31, 2025 and 2024. Cash flows used in financing activities for the year ended December 31, 2025 primarily included $462 million in repayments under short-term debt agreements, $397 million paid to repurchase ordinary shares, $296 million for the repayment of senior notes and $250 million for the repayment of the Term Loan A. Cash flows used in financing activities for the year ended December 31, 2024 primarily included $4,104 million paid to repurchase ordinary shares, $1,440 million for the repayment of senior notes and $350 million for the partial repayment of the Term Loan A, partially offset by net proceeds of $2,920 million received from the issuance of senior and junior notes, net proceeds of $598 million received from the issuance of the Term Loan A and $454 million for borrowings under other short-term debt agreements.

## Off-Balance Sheet Arrangements

We do not engage in any off-balance sheet financial arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

## Significant Accounting Policies and Critical Accounting Estimates

Our significant accounting policies are described in Note 2. Significant Accounting Policies to the audited consolidated financial statements included herein. Certain of our accounting policies require the application of significant judgment by management in selecting the appropriate assumptions for calculating financial estimates. By their nature, these judgments are subject to an inherent degree of uncertainty. These judgments are based on our historical experience, terms of existing contracts, our evaluation of trends in the industry, information provided by our customers and information available from other outside sources, as appropriate.

We consider an accounting estimate to be critical if:

- It requires us to make assumptions about matters that were uncertain at the time we were making the estimate, and
- Changes in the estimate or different estimates that we could have selected would have had a material impact on our financial condition or results of operations.

*Acquisitions and Other Transactions*

In accordance with the accounting guidance in Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 805, *Business Combinations*, we allocate the purchase price of an acquired business to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. The process to estimate fair value described herein is generally applicable to other transactions, including the fair value estimates used in establishing the identifiable assets, liabilities and goodwill recorded upon formation of Motional AD LLC ("Motional"), Aptiv's autonomous driving joint venture, and the resulting equity method investment recorded on Aptiv's balance sheet.

An acquisition may include a contingent consideration component. The fair value of the contingent consideration is estimated as of the date of the acquisition and is recorded as part of the purchase price. This estimate is updated in future periods and any changes in the estimate, which are not considered an adjustment to the purchase price, are recorded in our consolidated statements of operations.

An acquisition may also include a redeemable noncontrolling interest component. The fair value of the noncontrolling interest is recorded to temporary equity in the consolidated balance sheet and is estimated as of the date of acquisition using a Monte Carlo simulation approach, which includes several assumptions including estimated future profitability, expected volatility rate and risk-free rate. The redeemable noncontrolling interest is then adjusted each reporting period for the income (loss) attributable to the noncontrolling interest, and for any measurement period adjustments necessary to record the redeemable noncontrolling interest at the higher of its redemption value, assuming it was redeemable at the reporting date, or its carrying value. Any measurement period adjustments are recorded to retained earnings, with a corresponding increase or reduction to net income attributable to Aptiv.

We use all available information to estimate fair values. We typically engage outside appraisal firms to assist in the fair value determination of identifiable intangible assets and any other significant assets or liabilities. We adjust the preliminary purchase price allocation, as necessary, up to one year after the acquisition closing date as we obtain more information regarding asset valuations and liabilities assumed.

Our purchase price allocation methodology contains uncertainties because it requires management to make assumptions and to apply judgment to estimate the fair value of acquired assets and liabilities. Management estimates the fair value of assets and liabilities based upon quoted market prices, the carrying value of the acquired assets and widely accepted valuation techniques, including discounted cash flows and market multiple analyses. Unanticipated events or circumstances may occur which could affect the accuracy of our fair value estimates, including assumptions regarding industry economic factors and business strategies.

Other estimates used in determining fair value include, but are not limited to, future cash flows or income related to intangibles, market rate assumptions, actuarial assumptions for benefit plans and appropriate discount rates. Our estimates of fair value are based upon assumptions believed to be reasonable, but that are inherently uncertain, and therefore, may not be realized. Accordingly, there can be no assurance that the estimates, assumptions, and values reflected in the valuations will be realized, and actual results could vary materially.

### *Warranty Obligations and Product Recall Costs*

Estimating warranty obligations requires us to forecast the resolution of existing claims and expected future claims on products sold. We base our estimate on historical trends of units sold and payment amounts, combined with our current understanding of the status of existing claims and discussions with our customers. The key factors which impact our estimates are (1) the stated or implied warranty period; (2) OEM source; (3) OEM policy decisions regarding warranty claims; and (4) OEMs seeking to hold suppliers responsible for product warranties. These estimates are re-evaluated on an ongoing basis. Actual warranty obligations could differ from the amounts estimated requiring adjustments to existing reserves in future periods. Due to the uncertainty and potential volatility of the factors contributing to developing these estimates, changes in our assumptions could materially affect our results of operations.

In addition to our ordinary warranty provisions with customers, we are also at risk for product recall costs, which are costs incurred when a customer or the Company recalls a product through a formal campaign soliciting return of that product. In addition, the National Highway Traffic Safety Administration ("NHTSA") has the authority, under certain circumstances, to require recalls to remedy safety concerns. Product recall costs typically include the cost of the product being replaced as well as the customer's cost of the recall, including labor to remove and replace the recalled part. The Company accrues for costs related to product recalls as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. Actual costs incurred could differ from the amounts estimated, requiring adjustments to these reserves in future periods. It is possible that changes in our assumptions or future product recall issues could materially affect our financial position, results of operations or cash flows.

### Legal and Other Contingencies

We are involved from time to time in various legal proceedings and claims, including commercial or contractual disputes, product liability claims, government investigations, product warranties and environmental and other matters, that arise in the normal course of business. We routinely assess the likelihood of any adverse judgments or outcomes related to these matters, as well as ranges of probable losses, by consulting with internal personnel involved with such matters as well as with outside legal counsel handling such matters. We have accrued for estimated losses for those matters where we believe that the likelihood of a loss has occurred, is probable and the amount of the loss is reasonably estimable. The determination of the amount of such reserves is based on knowledge and experience with regard to past and current matters and consultation with internal personnel involved with such matters and with outside legal counsel handling such matters. The amount of such reserves may change in the future due to new developments or changes in circumstances. The inherent uncertainty related to the outcome of these matters can result in amounts materially different from any provisions made with respect to their resolution. Refer to Note 13. Commitments and Contingencies to the audited consolidated financial statements included herein for additional information.

### Restructuring

Accruals have been recorded in conjunction with our restructuring actions. These accruals include estimates primarily related to employee termination costs, contract termination costs and other related exit costs in conjunction with workforce reduction and programs related to the rationalization of manufacturing and engineering processes. Actual costs may vary from these estimates. These accruals are reviewed on a quarterly basis and changes to restructuring actions are appropriately recognized when identified.

### Pensions

We use actuarial estimates and related actuarial methods to calculate our obligation and expense. We are required to select certain actuarial assumptions, which are determined based on current market conditions, historical information and consultation with and input from our actuaries and asset managers. Refer to Note 12. Pension Benefits to the audited consolidated financial statements included herein for additional details. The key factors which impact our estimates are (1) discount rates; (2) asset return assumptions; and (3) actuarial assumptions such as retirement age and mortality which are determined as of the current year measurement date. We review our actuarial assumptions on an annual basis and make modifications to the assumptions based on current rates and trends when appropriate. Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are recognized in other comprehensive income. Cumulative actuarial gains and losses in excess of 10% of the projected benefit obligation ("PBO") for a particular plan are amortized over the average future service period of the employees in that plan.

The principal assumptions used to determine the pension expense and the actuarial value of the projected benefit obligation for the U.S. and non-U.S. pension plans were:

**Assumptions used to determine benefit obligations at December 31:**

| | Pension Benefits | | | |
|---|---|---|---|---|
| | U.S. Plans | | Non-U.S. Plans | |
| | 2025 | 2024 | 2025 | 2024 |
| Weighted-average discount rate | 4.30 % | 4.90 % | 6.44 % | 6.23 % |
| Weighted-average rate of increase in compensation levels | N/A | N/A | 2.84 % | 2.66 % |

**Assumptions used to determine net expense for years ended December 31:**

| | Pension Benefits | | | | | |
|---|---|---|---|---|---|---|
| | U.S. Plans | | | Non-U.S. Plans | | |
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
| Weighted-average discount rate | 4.90 % | 5.50 % | 5.20 % | 6.23 % | 5.91 % | 5.95 % |
| Weighted-average rate of increase in compensation levels | N/A | N/A | N/A | 2.66 % | 2.93 % | 2.82 % |
| Weighted-average expected long-term rate of return on plan assets | N/A | N/A | N/A | 5.32 % | 5.18 % | 4.98 % |

We select discount rates by analyzing the results of matching each plan's projected benefit obligations with a portfolio of high-quality fixed income investments rated AA or higher by Standard and Poor's or Moody's.

Aptiv does not have any U.S. pension assets; therefore no U.S. asset rate of return calculation was necessary. The primary funded non-U.S. plans are in the U.K. and Mexico. For the determination of 2025 expense, we assumed a long-term expected asset rate of return of approximately 4.50% and 8.50% for the U.K. and Mexico, respectively. We evaluated input from local actuaries and asset managers, including consideration of recent fund performance and historical returns, in developing the long-term rate of return assumptions. The assumptions for the U.K. and Mexico are primarily conservative long-term, prospective rates. To determine the expected return on plan assets, the market-related value of our plan assets is actual fair value.

Our pension expense for 2026 is determined at the December 31, 2025 measurement date. For purposes of analysis, the following table highlights the sensitivity of our pension obligations and expense attributable to changes in key assumptions:

| Change in Assumption | Impact on Pension Expense | Impact on PBO |
|---|---|---|
| 25 basis point ("bp") decrease in discount rate | Less than + $1 million | + $16 million |
| 25 bp increase in discount rate | - $1 million | - $16 million |
| 25 bp decrease in long-term expected return on assets | + $1 million | — |
| 25 bp increase in long-term expected return on assets | - $1 million | — |

The above sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. The above sensitivities also assume no changes to the design of the pension plans and no major restructuring programs.

Based on information provided by our actuaries and asset managers, we believe that the assumptions used are reasonable; however, changes in these assumptions could impact our financial position, results of operations or cash flows. Refer to Note 12. Pension Benefits to the audited consolidated financial statements included herein for additional information.

### *Valuation of Long-Lived Assets, Intangible Assets and Investments in Affiliates and Expected Useful Lives*

We monitor our long-lived and definite-lived assets, including our investments in affiliates, the most significant of which is our investment in Motional, for impairment indicators on an ongoing basis based on projections of anticipated future cash flows, including future profitability assessments of various manufacturing sites when events and circumstances warrant such a review. If impairment indicators exist, we perform the required impairment analysis by comparing the undiscounted cash flows expected to be generated from the long-lived assets to the related net book values. If the net book value exceeds the undiscounted cash flows, an impairment loss is measured and recognized. An impairment loss is measured as the difference between the net book value and the estimated fair value of the long-lived assets. Even if an impairment charge is not required, a reassessment of the useful lives over which depreciation or amortization is being recognized may be appropriate based on our assessment of the recoverability of these assets. We estimate cash flows and fair value through review of appraisals and using internal budgets based on recent sales data, independent automotive production volume estimates and customer commitments. The key factors which impact our estimates are (1) future production estimates; (2) customer preferences and decisions; (3) product pricing; (4) manufacturing and material cost estimates; and (5) product life / business retention. Any differences in actual results from the estimates could result in fair values different from the estimated fair values, which could materially impact our future results of operations and financial condition. We believe that the projections of anticipated future cash flows and fair value assumptions are reasonable; however, changes in assumptions underlying these estimates could affect our valuations.

### *Goodwill and Intangible Assets*

We review goodwill for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that goodwill might be impaired. The Company performs the goodwill impairment review at the reporting unit level. We perform a qualitative assessment (step 0) of whether it is more likely than not that a reporting unit's fair value is less than its carrying amount. If not, no further goodwill impairment testing is performed. If so, we perform the step 1 test discussed hereafter. Our qualitative assessment involves significant estimates, assumptions, and judgments, including, but not limited to, macroeconomic conditions, industry and market conditions, financial performance of the Company, reporting unit specific events and changes in the Company's share price.

If the fair value of the reporting unit is greater than its carrying amount (step 1), goodwill is not considered to be impaired. We estimate the fair value of our reporting units using a combination of a future discounted cash flow valuation model and, if possible, a comparable market transaction model. Estimating fair value requires the Company to make judgments about appropriate discount rates, growth rates, relevant comparable company earnings multiples and the amount and timing of expected future cash flows. If the fair value of the reporting unit is less than its carrying amount, the Company must record an impairment charge based on the amount by which a reporting unit's carrying value exceeds its estimated fair value, limited to the amount of goodwill allocated to that reporting unit.

As described in Note 1. General, in the first quarter of 2025 Aptiv realigned its business into three reportable operating segments: Advanced Safety and User Experience, Engineered Components Group and Electrical Distribution Systems. Concurrent with the change in reportable operating segments, the Company reassigned goodwill to the updated reporting units using a relative fair value approach. Aptiv tested goodwill related to the impacted reporting units immediately before and after the reassignment and concluded no goodwill impairments existed.

As described in Note 7. Intangible Assets and Goodwill to the audited consolidated financial statements included herein, during the third quarter of 2025, increased discount rates and a reduction in forecasted cash flows led the Company to conclude that, when considering the events and factors in totality, it was more likely than not that the estimated fair value of its Wind River reporting unit within the Advanced Safety and User Experience segment would be below its carrying value at September 30, 2025. Accordingly, we performed an interim quantitative assessment for goodwill impairment. As previously disclosed in our Annual Report on Form 10-K for the year ended December 31, 2024, the fair value of this reporting unit was previously determined to be in excess of its carrying value by less than 1% as of the impairment assessment date in the fourth quarter of 2024. The modifications to forecasted reporting unit cash flows were attributable to the impacts resulting from market and industry delays in the broader adoption of software-defined vehicles. For example, certain of our OEM customers have recently announced delays in their software-defined vehicle investment strategies amidst reduced expectations for consumer demand for these products. Additionally, the Company is making incremental investments to further develop and grow the aerospace & defense and telecommunications businesses and product offerings for the reporting unit.

The estimated fair value of this reporting unit was primarily determined using discounted cash flow projections. Significant assumptions included management's forecasted cash flows, including estimated future revenue growth, EBITDA margins and the discount rate. Forecasts of future cash flows are based on management's best estimates. The discount rate was determined using a weighted average cost of capital adjusted for risk factors specific to the reporting unit. The estimated fair value of the reporting unit was developed based on current and future market conditions and the best information available at the impairment assessment date.

The assessment indicated that the carrying value of this reporting unit exceeded its estimated fair value, and as a result, during the third quarter of 2025, the Company recorded a non-cash, pre-tax goodwill impairment charge of approximately $648 million related to the Wind River reporting unit. Following the impairment, goodwill related to this reporting unit was approximately $1,631 million.

Although we believe our estimate of fair value is reasonable based on current and future market conditions and the best information available at the impairment assessment date, the reporting unit's future financial performance is dependent on our ability to execute our business plan. The estimated fair value of the reporting unit is sensitive to differences between estimated and actual cash flows, including changes in the projected revenue and the discount rate used to evaluate the fair value of the reporting unit. Future changes in the judgments, assumptions and estimates used in our impairment testing for goodwill, including discount rates and cash flow projections, could result in significantly different estimates of the fair value. A reduction in the estimated fair value could result in additional non-cash impairment charges in a future period. For example, an increase in the discount rate assumption by 50 basis points would result in the fair value of the reporting unit being approximately 6%, or $160 million, below its carrying value. A decrease in the estimated annual EBITDA margins used in the analysis by 100 basis points would result in the fair value of the reporting unit being approximately 4%, or $100 million, below its carrying value. A 5% decrease in the estimated annual revenues used in the analysis would result in the fair value of the reporting unit being approximately 5%, or $140 million, below its carrying value. These sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear.

Management performed its annual goodwill impairment test in the fourth quarter of 2025. The Company completed a qualitative goodwill impairment assessment (step 0) and, after evaluating the results, events and circumstances of the Company, we concluded that sufficient evidence existed to assert qualitatively that it was more likely than not that the estimated fair value of all our other reporting units remained substantially in excess of their carrying values.

We review indefinite-lived intangible assets for impairment annually or more frequently if events or changes in circumstances indicate the assets might be impaired. Similar to the goodwill assessment described above, the Company first performs a qualitative assessment of whether it is more likely than not that an indefinite-lived intangible asset is impaired. If necessary, the Company then performs a quantitative impairment test by comparing the estimated fair value of the asset, based upon its forecasted cash flows, to its carrying value. Other intangible assets with definite lives are amortized over their useful lives and are subject to impairment testing only if events or circumstances indicate that the asset might be impaired, as described above.

### Income Taxes

Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. A valuation allowance is recorded to reduce our deferred tax assets to the amount that is more likely than not to be realized. Changes in tax laws or accounting standards and methods may affect recorded deferred taxes in future periods.

When establishing a valuation allowance, we consider future sources of taxable income such as "future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards" and "tax planning strategies." A tax planning strategy is defined as "an action that: is prudent and feasible; an enterprise ordinarily might not take, but would take to prevent an operating loss or tax credit carryforward from expiring unused; and would result in realization of deferred tax assets." In the event we determine it is more likely than not that the deferred tax assets will not be realized in the future, the valuation adjustment to the deferred tax assets will be charged to earnings in the period in which we make such a determination. The valuation of deferred tax assets requires judgment and accounting for the deferred tax effect of events that have been recorded in the financial statements or in tax returns and our future projected profitability. Changes in our estimates, due to unforeseen events or otherwise, could have a material impact on our financial condition and results of operations.

We calculate our current and deferred tax provision based on estimates and assumptions that could differ from the actual results reflected in income tax returns filed in subsequent years. Adjustments based on filed returns are recorded when identified. The amount of income taxes we pay is subject to ongoing audits by federal, state and foreign tax authorities. Our estimate of the potential outcome of any uncertain tax issue is subject to management's assessment of relevant risks, facts, and circumstances existing at that time. We use a more-likely-than-not threshold for financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. We record a liability for the difference between the benefit recognized and measured and tax position taken or expected to be taken on our tax return. To the extent that our assessment of such tax positions changes, the change in estimate is recorded in the period in which the determination is made. We report tax-related interest and penalties as a component of income tax expense. We do not believe there is a reasonable likelihood that there will be a material change in the tax related balances. However, due to the complexity of some of these uncertainties, the ultimate resolution may be materially different from the current estimate. Refer to Note 14. Income Taxes to the audited consolidated financial statements included herein for additional information.

**Recently Issued Accounting Pronouncements**

Refer to Note 2. Significant Accounting Policies to the audited consolidated financial statements included herein for a complete description of recent accounting standards which we have not yet been required to implement which may be applicable to our operations. Additionally, the significant accounting standards that have been adopted during the year ended December 31, 2025 are described.

**ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK**

We are exposed to market risks from changes in currency exchange rates and certain commodity prices. In order to manage these risks, we operate a centralized risk management program that consists of entering into a variety of derivative contracts with the intent of mitigating our risk to fluctuations in currency exchange rates and commodity prices. We do not enter into derivative transactions for speculative or trading purposes.

A discussion of our accounting policies for derivative instruments is included in Note 2. Significant Accounting Policies to the audited consolidated financial statements included herein and further disclosure is provided in Note 17. Derivatives and Hedging Activities to the audited consolidated financial statements included herein. We maintain risk management control systems to monitor exchange and commodity risks and related hedge positions. Positions are monitored using a variety of analytical techniques including market value and sensitivity analysis. The following analyses are based on sensitivity tests, which assume instantaneous, parallel shifts in currency exchange rates and commodity prices. For options and instruments with non-linear returns, appropriate models are utilized to determine the impact of shifts in rates and prices.

We have currency exposures related to buying, selling and financing in currencies other than the local currencies in which we operate. Historically, we have reduced our exposure through financial instruments (hedges) that provide offsets or limits to our exposures, which are opposite to the underlying transactions. We also face an inherent business risk of exposure to commodity prices risks, and have historically offset our exposure, particularly to changes in the price of various non-ferrous metals used in our manufacturing operations, through fixed price purchase agreements, commodity swaps and option contracts. We continue to manage our exposures to changes in currency rates and commodity prices using these derivative instruments.

*Currency Exchange Rate Risk*

Currency exposures may impact future earnings and/or operating cash flows. We have currency exposures related to buying, selling and financing in currencies other than the local functional currencies in which we operate ("transactional exposure"). We also have currency exposures related to the translation of the financial statements of our foreign subsidiaries that use the local currency as their functional currency into U.S. dollars, the Company's reporting currency ("translational exposure"). The impact of translational exposure is recorded within currency translation adjustment in the consolidated statements of comprehensive income. During the year ended December 31, 2025, the foreign currency translation adjustment gains of $310 million was primarily due to the impact of a weakening U.S. dollar, which decreased approximately 13% in relation to the Euro and approximately 2% in relation to the Chinese Yuan Renminbi from December 31, 2024.

As described in Note 17. Derivatives and Hedging Activities to the audited consolidated financial statements included herein, in order to manage certain translational exposure, we have designated the 2024 Euro-denominated Senior Notes and the 2016 Euro-denominated Senior Notes as net investment hedges of the foreign currency exposure of our investments in certain Euro-denominated subsidiaries, and had designated the 2015 Euro-denominated Senior Notes prior to being redeemed in December 2024. We have also entered into forward contracts designated as net investment hedges of the foreign currency exposure of our investments in certain Chinese Yuan Renminbi-denominated subsidiaries. The effective portion of the gains or losses on instruments designated as net investment hedges are recognized within the cumulative translation adjustment component in the consolidated statements of comprehensive income to offset changes in the value of the net investment in these foreign currency-denominated operations.

In some instances, we choose to reduce our transactional exposures through financial instruments (hedges) that provide offsets or limits to our exposures. Currently, our most significant hedged currency exposures relate to the Mexican Peso, Chinese Yuan Renminbi, Polish Zloty, British Pound and Hungarian Forint. As of December 31, 2025 and 2024 the net fair value liability of all financial instruments, including hedges and underlying transactions, with exposure to currency risk was approximately $476 million and $925 million, respectively. The potential change in fair value for such financial instruments from a hypothetical 10% adverse change in quoted currency exchange rates would be a gain of approximately $77 million and a loss of approximately $21 million as of December 31, 2025 and 2024, respectively. The potential change in fair value from a hypothetical 10% favorable change in quoted currency exchange rates would be a loss of approximately $27 million and $21 million as of December 31, 2025 and 2024, respectively. The impact of a 10% change in rates on fair value differs from a 10% change in the net fair value liability due to the existence of hedges. The model assumes a parallel shift in currency exchange rates; however, currency exchange rates rarely move in the same direction. The assumption that currency exchange rates change in a parallel fashion may overstate the impact of changing currency exchange rates on assets and liabilities denominated in currencies other than the U.S. dollar.

### Commodity Price Risk

Commodity swaps/average rate forward contracts are executed to offset a portion of our exposure to the potential change in prices mainly for various non-ferrous metals used in the manufacturing of automotive components, primarily copper. The net fair value of our contracts was an asset of $85 million and a liability of $6 million as of December 31, 2025 and 2024, respectively. If the price of the commodities that are being hedged by our commodity swaps/average rate forward contracts changed adversely or favorably by 10%, the fair value of our commodity swaps/average rate forward contracts would decrease or increase by $44 million and $41 million as of December 31, 2025 and 2024, respectively. A 10% change in the net fair value asset differs from a 10% change in rates on fair value due to the relative differences between the underlying commodity prices and the prices in place in our commodity swaps/average rate forward contracts. These amounts exclude the offsetting impact of the price risk inherent in the physical purchase of the underlying commodities.

### Interest Rate Risk

Our exposure to market risk associated with changes in interest rates relates primarily to our debt obligations. We do not use interest rate swap or other derivative contracts to manage our exposure to fluctuations in interest rates. As of December 31, 2025, we had no floating rate debt outstanding. The Credit Agreement carries an interest rate, at our option, on Revolving Credit Facility borrowings of either (a) the ABR plus 0.125% per annum, or (b) SOFR plus 1.125% per annum.

The interest rate period with respect to the SOFR interest rate option can be set at one-, three-, or six-months as selected by us in accordance with the terms of the Credit Agreement (or other period as may be agreed by the applicable lenders), but payable no less than quarterly. We may elect to change the selected interest rate option over the term of the Revolving Credit Facility in accordance with the provisions of the Credit Agreement. The applicable interest rates listed above for the Revolving Credit Facility may increase or decrease from time to time in increments of 0.125% to 0.20%, up to a maximum of 0.325% based on changes to our corporate credit ratings, as further discussed in Note 11. Debt to the audited consolidated financial statements included herein. Accordingly, the interest rate will fluctuate during the term of the Credit Agreement based on changes in the Alternate Base Rate, SOFR, future changes in our corporate credit ratings.

## ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

### Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of APTIV PLC

**Opinion on the Financial Statements**

We have audited the accompanying consolidated balance sheets of APTIV PLC (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, redeemable noncontrolling interest and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with U.S. generally accepted accounting principles.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated February 6, 2026 expressed an unqualified opinion thereon.

**Basis for Opinion**

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

**Critical Audit Matters**

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

#### Uncertain Tax Positions

*Description of the Matter*

As described in Notes 2 and 14, the Company establishes reserves for uncertain tax positions for positions that are taken on their income tax returns that might not be sustained upon examination by the taxing authorities. At December 31, 2025, the Company has recorded approximately $246 million relating to uncertain tax positions.

In determining whether an uncertain tax position exists, the Company determines, based solely on its technical merits, whether the tax position is more likely than not to be sustained upon examination, and if so, a tax benefit is measured on a cumulative probability basis that is more likely than not to be realized upon the ultimate settlement. The Company identifies its certain and uncertain tax positions and then evaluates the recognition and measurement steps to determine the amount that should be recognized. The Company then evaluates uncertain tax positions in subsequent periods for recognition, de-recognition or re-measurement if changes have occurred, or when effective settlement or expiration of the statute of limitations occurs.

Auditing the uncertain tax positions is complex because of the judgmental nature of the tax accruals and various other tax return positions that might not be sustained upon review by taxing authorities. The Company files tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world due to its complex global footprint. Taxing jurisdictions significant to Aptiv include China, Germany, Ireland, Mexico, South Korea, Switzerland, the U.K. and the U.S.

| | |
|---|---|
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design, and tested the operating effectiveness of controls related to the recognition, measurement and the evaluation of changes in uncertain tax positions. This included testing controls over management's review of the tax positions, their evaluation of whether they met the measurement threshold and then recalculating the amounts recognized based upon a cumulative probability assessment performed by management. |

Our audit procedures to test the Company's uncertain tax positions included, among others, involvement of our tax professionals, including transfer pricing professionals. This included evaluating tax opinions and third-party transfer pricing studies obtained by the Company and assessing the Company's correspondence with the relevant tax authorities. We analyzed the Company's assumptions and data used to determine the amount of tax benefit to recognize and tested the accuracy of the calculations. Our testing also included the evaluation of the ongoing positions and consideration of changes and the ultimate settlement and payment of certain tax matters.

**Revenue Recognition**

| | |
|---|---|
| *Description of the Matter* | As described in Notes 2 and 24, Aptiv occasionally enters into pricing agreements with its customers that provide for price reductions, some of which are conditional upon achieving certain joint cost saving targets. In addition, from time to time, Aptiv makes payments to customers in conjunction with ongoing business. Revenue is recognized based on the agreed-upon price at the time of shipment, and sales incentives, allowances and certain customer payments are recognized as a reduction to revenue at the time of the commitment to provide such incentives or make these payments. Certain other customer payments or upfront fees are considered to be a cost to obtain a contract as they are directly attributable to a contract, are incremental and management expects the payments to be recoverable. In these cases, the customer payment is capitalized and amortized to revenue based on the transfer of goods and services to the customer for which the upfront payment relates. As of December 31, 2025, Aptiv has recorded $54 million related to these capitalized upfront payments. |

Auditing the accounting for and completeness of arrangements containing elements such as sales incentives, allowances and customer payments, including the appropriate timing and presentation of adjustments to revenue as well as costs to obtain a contract is judgmental due to the unique facts and circumstances involved in each revenue arrangement, as well as on-going commercial negotiations with customers.

| | |
|---|---|
| *How We Addressed the Matter in Our Audit* | We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the review of customer contracts. This included testing controls over the Company's process to identify and evaluate customer contracts that contain sales incentives, allowances and customer payments that impact revenue recognition. |

Our audit procedures to test the completeness of the Company's identification of such contracts included, among others, interviewing sales representatives who are responsible for negotiations with customers and testing cash payments to customers. To test management's assessment of customer contracts containing sales incentives, allowances and customer payments, our procedures included, among others, selecting a sample of customer agreements, obtaining and reviewing source documentation, including master agreements, and other documents that were part of the agreement, and evaluating the contract terms to determine the appropriateness of the accounting treatment.

**Goodwill impairment — Wind River Reporting Unit**

*Description of the Matter*

As described in Notes 2 and 7, the Company tests goodwill for impairment at the reporting unit level at least annually during the fourth quarter, or more frequently if events or changes in circumstances indicate that goodwill might be impaired. As of December 31, 2025, the Company's goodwill related to the Wind River reporting unit was $1,631 million.

Auditing management's quantitative goodwill impairment assessment for the Wind River reporting unit was complex and highly judgmental due to the significant estimation required to determine the fair value of the reporting unit. In particular, the fair value estimate was sensitive to significant assumptions, such as changes in the revenue growth rates, EBITDA margin and discount rate, which are affected by expectations about future market or economic conditions.

*How We Addressed the Matter in Our Audit*

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Company's quantitative goodwill assessment and forecasting process, whereby the Company develops significant assumptions that are used in its analyses. This included controls over management's review of the valuation model and the significant assumptions used in the fair value measurement discussed above.

To test the estimated fair value of the Company's Wind River reporting unit, we performed audit procedures that included, among others, assessing methodologies, testing the significant assumptions discussed above used to develop the prospective financial information and testing the underlying data used by the Company in its analysis. We compared the prospective financial information developed by management to current industry and economic trends, historical performance, and guideline public companies in the same industry and evaluated the expected impacts of the Company's operating strategies and initiatives on the significant assumptions. We performed sensitivity analyses of significant assumptions to evaluate the changes in the fair value of the reporting unit that would result from changes in the assumptions. We utilized internal valuation specialists to assist in our evaluation of the assumptions and other relevant information that are most significant to the fair value estimate of the reporting unit, such as assessing the fair value methodologies applied and evaluating the reasonableness of the discount rate selected by management as well as the calculation of the Wind River reporting unit's fair value. Furthermore, we assessed the appropriateness of the disclosures in the consolidated financial statements.

/s/ Ernst & Young LLP
We have served as the Company's auditor since 2006.
Detroit, Michigan
February 6, 2026

# Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of APTIV PLC

## Opinion on Internal Control Over Financial Reporting

We have audited APTIV PLC's internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, APTIV PLC (the Company) maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations, comprehensive income, redeemable noncontrolling interest and shareholders' equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes and financial statement schedule listed in the Index at Item 15(a)(2) and our report dated February 6, 2026 expressed an unqualified opinion thereon.

## Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects.

Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

## Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.


/s/ Ernst & Young LLP
Detroit, Michigan
February 6, 2026

# APTIV PLC
## CONSOLIDATED STATEMENTS OF OPERATIONS

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | (in millions, except per share amounts) | | |
| Net sales | $ 20,398 | $ 19,713 | $ 20,051 |
| Operating expenses: | | | |
| Cost of sales | 16,500 | 16,002 | 16,612 |
| Selling, general and administrative | 1,673 | 1,465 | 1,436 |
| Amortization | 208 | 211 | 233 |
| Restructuring (Note 10) | 185 | 193 | 211 |
| Goodwill impairment (Note 7) | 648 | — | — |
| Total operating expenses | 19,214 | 17,871 | 18,492 |
| Operating income | 1,184 | 1,842 | 1,559 |
| Interest expense | (361) | (337) | (285) |
| Other income, net (Note 19) | 50 | 41 | 63 |
| Net gain on equity method transactions (Note 5) | 46 | 605 | — |
| Income before income taxes and equity loss | 919 | 2,151 | 1,337 |
| Income tax (expense) benefit | (700) | (223) | 1,928 |
| Income before equity loss | 219 | 1,928 | 3,265 |
| Equity loss, net of tax | (38) | (118) | (299) |
| Net income | 181 | 1,810 | 2,966 |
| Net income attributable to noncontrolling interest | 19 | 24 | 28 |
| Net loss attributable to redeemable noncontrolling interest | (3) | (1) | — |
| Net income attributable to Aptiv | 165 | 1,787 | 2,938 |
| Mandatory convertible preferred share dividends (Note 15) | — | — | (29) |
| Net income attributable to ordinary shareholders | $ 165 | $ 1,787 | $ 2,909 |
| | | | |
| Basic net income per share: | | | |
| Basic net income per share attributable to ordinary shareholders | $ 0.75 | $ 6.97 | $ 10.50 |
| Weighted average number of basic shares outstanding | 220.00 | 256.38 | 276.92 |
| | | | |
| Diluted net income per share (Note 15): | | | |
| Diluted net income per share attributable to ordinary shareholders | $ 0.75 | $ 6.96 | $ 10.39 |
| Weighted average number of diluted shares outstanding | 220.75 | 256.66 | 282.88 |

See notes to consolidated financial statements.

## APTIV PLC
## CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | | (in millions) | |
| Net income | $ 181 | $ 1,810 | $ 2,966 |
| Other comprehensive income (loss): | | | |
| Currency translation adjustments | 310 | (282) | 30 |
| Net change in unrecognized gain (loss) on derivative instruments, net of tax (Note 17) | 236 | (261) | 133 |
| Employee benefit plans adjustment, net of tax (Note 12) | (2) | 11 | (16) |
| Net change in unrealized gain (loss) on available-for-sale debt securities, net of tax (Note 18) | 4 | (4) | — |
| Other comprehensive income (loss) | 548 | (536) | 147 |
| Comprehensive income | 729 | 1,274 | 3,113 |
| Comprehensive income attributable to noncontrolling interest | 21 | 23 | 26 |
| Comprehensive income (loss) attributable to redeemable noncontrolling interest | 10 | (7) | 3 |
| Comprehensive income attributable to Aptiv | $ 698 | $ 1,258 | $ 3,084 |

See notes to consolidated financial statements.

**APTIV PLC**
**CONSOLIDATED BALANCE SHEETS**

| | December 31, | |
|---|---|---|
| | **2025** | **2024** |
| | **(in millions)** | |
| **ASSETS** | | |
| Current assets: | | |
| Cash and cash equivalents | $ 1,851 | $ 1,573 |
| Restricted cash | 3 | 1 |
| Accounts receivable, net of allowance for doubtful accounts of $45 million and $37 million, respectively (Note 2) | 3,477 | 3,261 |
| Inventories (Note 3) | 2,561 | 2,320 |
| Other current assets (Note 4) | 853 | 671 |
| Total current assets | 8,745 | 7,826 |
| Long-term assets: | | |
| Property, net (Note 6) | 3,774 | 3,698 |
| Operating lease right-of-use assets (Note 25) | 501 | 495 |
| Investments in affiliates (Note 5) | 1,431 | 1,433 |
| Intangible assets, net (Note 7) | 2,004 | 2,140 |
| Goodwill (Note 7) | 4,596 | 5,024 |
| Other long-term assets (Note 4) | 2,362 | 2,842 |
| Total long-term assets | 14,668 | 15,632 |
| Total assets | $ 23,413 | $ 23,458 |
| **LIABILITIES, REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY** | | |
| Current liabilities: | | |
| Short-term debt (Note 11) | $ 81 | $ 509 |
| Accounts payable | 3,157 | 2,870 |
| Accrued liabilities (Note 8) | 1,799 | 1,752 |
| Total current liabilities | 5,037 | 5,131 |
| Long-term liabilities: | | |
| Long-term debt (Note 11) | 7,470 | 7,843 |
| Pension benefit obligations (Note 12) | 430 | 374 |
| Long-term operating lease liabilities (Note 25) | 401 | 412 |
| Other long-term liabilities (Note 8) | 576 | 613 |
| Total long-term liabilities | 8,877 | 9,242 |
| Total liabilities | 13,914 | 14,373 |
| Commitments and contingencies (Note 13) | | |
| Redeemable noncontrolling interest (Note 2) | 102 | 92 |
| Shareholders' equity: | | |
| Preferred shares, $0.01 par value per share, 50,000,000 shares authorized; none issued and outstanding as of December 31, 2025 and 2024 | — | — |
| Ordinary shares, $0.01 par value per share, 1,200,000,000 shares authorized, 212,746,899 and 235,035,739 issued and outstanding as of December 31, 2025 and 2024, respectively | 2 | 2 |
| Additional paid-in-capital | 3,619 | 2,966 |
| Retained earnings | 6,227 | 7,002 |
| Accumulated other comprehensive loss (Note 16) | (641) | (1,174) |
| Total Aptiv shareholders' equity | 9,207 | 8,796 |
| Noncontrolling interest | 190 | 197 |
| Total shareholders' equity | 9,397 | 8,993 |
| Total liabilities, redeemable noncontrolling interest and shareholders' equity | $ 23,413 | $ 23,458 |

See notes to consolidated financial statements.

# APTIV PLC
## CONSOLIDATED STATEMENTS OF CASH FLOWS

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| Cash flows from operating activities: | | | |
| Net income | $ 181 | $ 1,810 | $ 2,966 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation | 783 | 753 | 679 |
| Amortization | 208 | 211 | 233 |
| Amortization of deferred debt issuance costs | 9 | 12 | 9 |
| Restructuring expense, net of cash paid | (10) | (45) | 83 |
| Deferred income taxes | 394 | (34) | (2,164) |
| Pension and other postretirement benefit expenses | 44 | 44 | 44 |
| Loss from equity method investments, net of dividends received | 58 | 130 | 304 |
| Loss on extinguishment of debt | 2 | 15 | 1 |
| (Gain) loss on sale of assets | (2) | 6 | 2 |
| Goodwill impairment | 648 | — | — |
| Share-based compensation | 139 | 120 | 115 |
| Net gain on equity method transactions | (46) | (605) | — |
| Changes in operating assets and liabilities: | | | |
| Accounts receivable, net | (216) | 285 | (112) |
| Inventories | (241) | 45 | (20) |
| Other assets | (122) | (15) | (187) |
| Accounts payable | 251 | (210) | 4 |
| Accrued and other long-term liabilities | 125 | 60 | — |
| Other, net | 10 | (104) | (28) |
| Pension contributions | (30) | (32) | (33) |
| Net cash provided by operating activities | 2,185 | 2,446 | 1,896 |
| Cash flows from investing activities: | | | |
| Capital expenditures | (656) | (830) | (906) |
| Proceeds from sale of property | 16 | 6 | 4 |
| Proceeds from asset sale | 4 | — | — |
| Proceeds from business divestitures, net of cash sold | — | — | (17) |
| Cost of business acquisitions and other transactions, net of cash acquired | — | — | (83) |
| Proceeds from sale of technology investments | 12 | — | — |
| Cost of technology investments | (42) | (121) | (6) |
| Proceeds from the sale of equity method investments | 164 | 448 | — |
| Purchase of short-term investments | — | (748) | — |
| Redemption of short-term investments | — | 740 | — |
| Settlement of derivatives | 4 | (2) | 6 |
| Net cash used in investing activities | (498) | (507) | (1,002) |

See notes to consolidated financial statements.

# APTIV PLC
# CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | | (in millions) | |
| Cash flows from financing activities: | | | |
| Net (repayments) proceeds under other short-term debt agreements | (462) | 454 | (23) |
| Proceeds from term loans (net of $0, $2 and $0 issuance costs, respectively) | — | 598 | — |
| Repayment of term loans | (250) | (350) | (309) |
| Repayment of senior notes | (296) | (1,440) | — |
| Proceeds from the issuance of senior and junior notes (net of $0, $30 and $0 issuance costs and $0, $7 and $0 discount, respectively) | — | 2,920 | — |
| Fees related to modification of debt agreements | (5) | — | — |
| Proceeds from bridge loan (net of $0, $17 and $0 issuance costs, respectively) | — | 2,483 | — |
| Repayment of bridge loan | — | (2,500) | — |
| Equity related transaction costs | — | (3) | — |
| Contingent consideration payments | — | — | (10) |
| Dividend payments of consolidated affiliates to minority shareholders | (6) | — | (2) |
| Repurchase of ordinary shares | (397) | (4,104) | (398) |
| Distribution of mandatory convertible preferred share cash dividends | — | — | (32) |
| Taxes withheld and paid on employees' restricted share awards | (26) | (23) | (33) |
| Net cash used in financing activities | (1,442) | (1,965) | (807) |
| Effect of exchange rate fluctuations on cash, cash equivalents and restricted cash | 35 | (40) | (2) |
| Increase (decrease) in cash, cash equivalents and restricted cash | 280 | (66) | 85 |
| Cash, cash equivalents and restricted cash at beginning of the year | 1,574 | 1,640 | 1,555 |
| Cash, cash equivalents and restricted cash at end of the year | $ 1,854 | $ 1,574 | $ 1,640 |

| | December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | | (in millions) | |
| **Supplemental non-cash investing activities:** | | | |
| Capital expenditures included in accounts payable | $ 256 | $ 222 | $ 293 |

See notes to consolidated financial statements.

## APTIV PLC
## CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY

| | Year Ended December 31, | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | Ordinary Shares | | | | | | | |
| | Redeemable Noncontrolling Interest | Number of Shares | Amount of Shares | Additional Paid in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Aptiv Shareholders' Equity | Noncontrolling Interest | Total Shareholders' Equity |
| **2025** | | | | | | (in millions) | | | |
| **Balance at January 1, 2025** | $ 92 | 235 | $ 2 | $ 2,966 | $ 7,002 | $ (1,174) | $ 8,796 | $ 197 | $ 8,993 |
| Net income | — | — | — | — | 165 | — | 165 | — | 165 |
| Other comprehensive income | 13 | — | — | — | — | 533 | 533 | 2 | 535 |
| Net (loss) income attributable to noncontrolling interest | (3) | — | — | — | — | — | — | 19 | 19 |
| Dividend payments of consolidated affiliates to minority shareholders | — | — | — | — | — | — | — | (28) | (28) |
| Taxes withheld on employees' restricted share award vestings | — | — | — | (26) | — | — | (26) | — | (26) |
| Repurchase of ordinary shares | — | (23) | — | (210) | (940) | — | (1,150) | — | (1,150) |
| Forward contracts for share repurchases | — | — | — | 750 | — | — | 750 | — | 750 |
| Share-based compensation | — | 1 | — | 139 | — | — | 139 | — | 139 |
| **Balance at December 31, 2025** | $ 102 | 213 | $ 2 | $ 3,619 | $ 6,227 | $ (641) | $ 9,207 | $ 190 | $ 9,397 |
| **2024** | | | | | | | | | |
| **Balance at January 1, 2024** | $ 99 | 279 | $ 3 | $ 4,028 | $ 8,162 | $ (645) | $ 11,548 | $ 197 | $ 11,745 |
| Net income | — | — | — | — | 1,787 | — | 1,787 | — | 1,787 |
| Other comprehensive loss | (6) | — | — | — | — | (529) | (529) | (1) | (530) |
| Net (loss) income attributable to noncontrolling interest | (1) | — | — | — | — | — | — | 24 | 24 |
| Dividend payments of consolidated affiliates to minority shareholders | — | — | — | — | — | — | — | (23) | (23) |
| Taxes withheld on employees' restricted share award vestings | — | — | — | (23) | — | — | (23) | — | (23) |
| Repurchase of ordinary shares | — | (45) | (1) | (406) | (2,947) | — | (3,354) | — | (3,354) |
| Forward contracts for share repurchases | — | — | — | (750) | — | — | (750) | — | (750) |
| Equity related transaction costs | — | — | — | (3) | — | — | (3) | — | (3) |
| Share-based compensation | — | 1 | — | 120 | — | — | 120 | — | 120 |
| **Balance at December 31, 2024** | $ 92 | 235 | $ 2 | $ 2,966 | $ 7,002 | $ (1,174) | $ 8,796 | $ 197 | $ 8,993 |

See notes to consolidated financial statements.

**APTIV PLC**

**CONSOLIDATED STATEMENTS OF REDEEMABLE NONCONTROLLING INTEREST AND SHAREHOLDERS' EQUITY (Continued)**

|  | Redeemable Noncontrolling Interest | Ordinary Shares | | Preferred Shares | | Additional Paid in Capital | Retained Earnings | Accumulated Other Comprehensive Loss | Total Aptiv Shareholders' Equity | Noncontrolling Interest | Total Shareholders' Equity |
|---|---|---|---|---|---|---|---|---|---|---|---|
|  |  | Number of Shares | Amount of Shares | Number of Shares | Amount of Shares |  |  |  |  |  |  |
| **2023** |  |  |  |  | (in millions) |  |  |  |  |  |  |
| **Balance at January 1, 2023** | $ 96 | 271 | $ 3 | 12 | $ — | $ 3,989 | $ 5,608 | $ (791) | $ 8,809 | $ 189 | $ 8,998 |
| Net income | — | — | — | — | — | — | 2,938 | — | 2,938 | — | 2,938 |
| Other comprehensive income (loss) | 3 | — | — | — | — | — | — | 146 | 146 | (2) | 144 |
| Net income attributable to noncontrolling interest | — | — | — | — | — | — | — | — | — | 28 | 28 |
| Dividend payments of consolidated affiliates to minority shareholders | — | — | — | — | — | — | — | — | — | (18) | (18) |
| Mandatory convertible preferred share cumulative dividends | — | — | — | — | — | — | (29) | — | (29) | — | (29) |
| Conversion of MCPS to ordinary shares | — | 12 | — | (12) | — | — | — | — | — | — | — |
| Taxes withheld on employees' restricted share award vestings | — | — | — | — | — | (33) | — | — | (33) | — | (33) |
| Repurchase of ordinary shares | — | (5) | — | — | — | (43) | (355) | — | (398) | — | (398) |
| Share-based compensation | — | 1 | — | — | — | 115 | — | — | 115 | — | 115 |
| **Balance at December 31, 2023** | $ 99 | 279 | $ 3 | — | $ — | $ 4,028 | $ 8,162 | $ (645) | $ 11,548 | $ 197 | $ 11,745 |

See notes to consolidated financial statements.

# APTIV PLC
# NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

## 1. GENERAL

**General and basis of presentation**—In December 2024, Old Aptiv (as defined below), a public limited company formed under the laws of Jersey on May 19, 2011, completed its previously announced reorganization transaction (the “Transaction,” or the “reorganization transaction”), in which Old Aptiv established a new publicly-listed Jersey parent company, Aptiv Holdings Limited (“New Aptiv”), which is resident for tax purposes in Switzerland. As a result of the Transaction, all issued and outstanding ordinary shares of Old Aptiv were exchanged on a one-for-one basis for newly issued ordinary shares of New Aptiv. Following consummation of the Transaction, holders of Old Aptiv shares became ordinary shareholders of New Aptiv, Old Aptiv became a wholly-owned subsidiary of New Aptiv and New Aptiv was renamed “Aptiv PLC.” The previous publicly-listed Jersey parent company, which was an Irish tax resident, is referred to as “Old Aptiv” throughout this Annual Report on Form 10-K. New Aptiv’s ordinary shares are publicly traded on the New York Stock Exchange (“NYSE”) under the symbol “APTV,” the same symbol under which the Old Aptiv shares were previously listed. Aptiv PLC remains a public limited company incorporated under the laws of Jersey, and continues to be subject to U.S. Securities and Exchange Commission reporting requirements.

In December 2024, following the completion of the Transaction, Old Aptiv merged with and into Aptiv Swiss Holdings Limited (“Aptiv Swiss Holdings”), a newly formed Jersey incorporated private limited company, and a direct, wholly-owned subsidiary of New Aptiv, with Aptiv Swiss Holdings surviving as a direct, wholly owned subsidiary of New Aptiv, and Old Aptiv ceasing to exist. Except as otherwise noted, all property, rights, privileges, powers and franchises of Old Aptiv vested in Aptiv Swiss Holdings, and all debts, liabilities and duties of Old Aptiv became debts, liabilities and duties of Aptiv Swiss Holdings.

In connection with the Transaction, New Aptiv assumed Old Aptiv’s long-term incentive plans and its existing obligations in connection with awards granted thereunder, and Aptiv Swiss Holdings (i) entered into a supplemental indenture to each indenture in which Aptiv Swiss Holdings assumed all of Old Aptiv’s obligations under each series of Old Aptiv’s outstanding Notes and (ii) entered into an assumption and/or supplement agreement relating to the Credit Agreement in which New Aptiv assumed all of Old Aptiv’s obligations under the Credit Agreement as the “parent entity” thereunder. In addition, New Aptiv (i) entered into a supplemental indenture to each indenture in which New Aptiv guaranteed the outstanding Notes and (ii) entered into a guarantee joinder relating to the Credit Agreement in which New Aptiv guaranteed the obligations under the Credit Agreement. Following the reorganization transaction, Aptiv Swiss Holdings (i) replaced Old Aptiv as a guarantor of the borrowers’ obligations under the Credit Agreement, and (ii) succeeded to Old Aptiv as an obligor under the senior notes and the junior notes, and New Aptiv became a guarantor under the Credit Agreement (and will act as the “parent entity” thereunder) and the indentures.

The Transaction described above was accounted for as a reorganization between entities under common control. As a result of the Transaction, there were no material changes in Aptiv PLC’s operations or governance. The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

References in this Annual Report on Form 10-K, including the exhibits being filed as part of this report, to “Aptiv PLC,” “Aptiv,” the “Company,” “we,” “us” and “our” refers to Old Aptiv (Aptiv PLC before the Transaction in December 2024) and to New Aptiv (Aptiv PLC after the Transaction in December 2024).

**Nature of operations**—Aptiv is a global industrial technology company focused on enabling a more automated, electrified and digitalized future. We deliver flexible and scalable solutions that support our customers’ transition to an increasingly software-defined future. Our technologies reach from sensor to cloud, including the hardware and software necessary to support automotive and other industries on a global basis.

Aptiv is one of the largest vehicle technology suppliers and our customers include the 25 largest automotive original equipment manufacturers (“OEMs”) in the world, as well as many of the leading aerospace and defense companies and global telecom operators. Aptiv operates 139 major manufacturing facilities and 11 major technical centers utilizing a regional service model that enables the Company to efficiently and effectively serve its global customers from best cost countries. Aptiv has a presence in 50 countries and has approximately 20,700 scientists, engineers and technicians focused on developing market relevant product solutions for its customers.

On January 22, 2025, we announced our intention to pursue a separation of its Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders (the “Separation”). The Company plans to complete the Separation by April 1, 2026, subject to customary closing conditions. The new publicly traded Electrical Distributions Systems spin-off company will be named Versigent, and will trade on the NYSE under the symbol “VGNT” following the distribution date. Refer to Note 26. Separation of Electrical Distribution Systems for additional detail.

In connection with the Separation, in the first quarter of 2025, Aptiv realigned its business into three reportable operating segments: Advanced Safety and User Experience, Engineered Components Group and Electrical Distribution Systems. Prior period amounts have been adjusted retrospectively to reflect the change in reportable operating segments, consistent with the current year presentation, throughout the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Commencing with the first Quarterly Report on Form 10-Q of 2026, Aptiv will rename its Advanced Safety and User Experience segment to Intelligent Systems, and will rename its Engineered Components Group segment to Engineered Components. There is no impact to the composition of either segment.

## 2. SIGNIFICANT ACCOUNTING POLICIES

**Consolidation**—The consolidated financial statements include the accounts of Aptiv and the subsidiaries in which Aptiv holds a controlling financial or management interest and variable interest entities of which Aptiv has determined that it is the primary beneficiary. Aptiv's share of the earnings or losses of non-controlled affiliates, over which Aptiv exercises significant influence (generally a 20% to 50% ownership interest), is included in the consolidated operating results using the equity method of accounting. When Aptiv does not have the ability to exercise significant influence (generally when ownership interest is less than 20%), investments in non-consolidated affiliates without readily determinable fair value are measured at cost, less impairments, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer, while investments in publicly traded equity securities are measured at fair value based on quoted prices for identical assets on active market exchanges as of each reporting date. The Company monitors its investments in affiliates for indicators of other-than-temporary declines in value on an ongoing basis. If the Company determines that such a decline has occurred, an impairment loss is recorded, which is measured as the difference between carrying value and estimated fair value. Estimated fair value is generally determined using an income approach based on discounted cash flows or negotiated transaction values.

Intercompany transactions and balances between consolidated Aptiv businesses have been eliminated.

During the years ended December 31, 2025, 2024 and 2023, Aptiv received dividends of $20 million, $12 million and $5 million, respectively, from its equity method investments. The dividends were recognized as a reduction to the investment and represented a return on investment included in cash flows from operating activities.

Aptiv held no investments in publicly traded equity securities as of December 31, 2025. Aptiv's investments in publicly traded equity securities totaled $11 million as of December 31, 2024 and are classified within other long-term assets in the consolidated balance sheets. Aptiv's non-publicly traded investments totaled $65 million and $167 million as of December 31, 2025 and 2024, respectively, and are classified within other long-term assets in the consolidated balance sheets. Refer to Note 5. Investments in Affiliates for further information regarding Aptiv's investments.

In 2022, the Company acquired 85% of the equity interests of Intercable Automotive Solutions S.r.l. ("Intercable Automotive"). Concurrent with the acquisition, the Company entered into an agreement with the noncontrolling interest holders that provides the Company with the right to purchase, and the noncontrolling interest holders with the right to sell, the remaining 15% of Intercable Automotive for cash at a contractually defined value beginning in 2026. As a result of this redemption feature, the Company recorded the redeemable noncontrolling interest at its acquisition-date fair value to temporary equity in the consolidated balance sheet. The redeemable noncontrolling interest is adjusted each reporting period for the income (loss) attributable to the noncontrolling interest, and for any measurement period adjustments necessary to record the redeemable noncontrolling interest at the higher of its redemption value, assuming it was redeemable at the reporting date, or its carrying value. Any measurement period adjustments are recorded to retained earnings, with a corresponding increase or reduction to net income attributable to Aptiv. Redeemable noncontrolling interest was $102 million and $92 million as of December 31, 2025 and 2024, respectively.

**Use of estimates**—Preparation of consolidated financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect amounts reported therein. Generally, matters subject to estimation and judgment include amounts related to accounts receivable realization, inventory obsolescence, asset impairments, useful lives of intangible and fixed assets, deferred tax asset valuation allowances, income taxes, pension benefit plan assumptions, accruals related to litigation, warranty costs, environmental remediation costs, contingent consideration arrangements, redeemable noncontrolling interest, worker's compensation accruals and healthcare accruals. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

**Revenue recognition**—Revenue is measured based on consideration specified in a contract with a customer. Customer contracts for production parts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. Substantially all of the Company's revenue is generated from the sale of manufactured production parts, wherein there is a single performance obligation. Transfer of control and revenue recognition for the Company's sales of production parts generally occurs upon shipment or delivery of the product, which is when title, ownership, and risk of loss pass to the customer and is based on the applicable customer shipping terms. Revenue is measured based on the transaction price and the quantity of parts specified in a contract with a customer. Refer to Note 24. Revenue for further detail of the Company's accounting for its revenue from sales of production parts.

Customer contracts for software licenses are generally represented by a sales contract or purchase order with contract durations typically ranging from one to three years. The Company recognizes revenue when it satisfies a performance obligation by transferring control over a product or service to a customer. Revenue from software licenses and professional software services is generally recognized at a point in time upon delivery or when the services are provided. Revenue from post delivery support and maintenance for software contracts is generally recognized over time on a ratable basis over the contract term. Certain software license contracts contain multiple performance obligations, for which the Company allocates the contract's transaction price to each performance obligation based on the estimated relative standalone selling price of each distinct performance obligation in the contract. The standalone selling prices are generally determined based on observable inputs, such as the prices of standalone sales and historical contract pricing. Under certain of these arrangements, timing may differ between revenue recognition and billing. Refer to Note 24. Revenue for further detail of the Company's accounting for its revenue from contracts with customers, including contract balances associated with software sales.

From time to time, Aptiv enters into pricing agreements with its customers that provide for price reductions on production parts, some of which are conditional upon achieving certain joint cost saving targets, which are accounted for as variable consideration. In these instances, revenue is recognized based on the agreed-upon price at the time of shipment if available, or in the event the Company concludes that a portion of the revenue for a given part may vary from the purchase order and requires estimation, the Company records consideration at the most likely amount that the Company expects to be entitled to based on historical experience and input from customer negotiations.

Sales incentives and allowances are recognized as a reduction to revenue at the time of the related sale. In addition, from time to time, Aptiv makes payments to customers in conjunction with ongoing business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments. However, certain other payments to customers, or upfront fees, meet the criteria to be considered a cost to obtain a contract as they are directly attributable to a contract, are incremental and management expects the fees to be recoverable.

Aptiv collects and remits taxes assessed by different governmental authorities that are both imposed on and concurrent with a revenue-producing transaction between the Company and the Company's customers. These taxes may include, but are not limited to, sales, use, value-added, and some excise taxes. Aptiv reports the collection of these taxes on a net basis (excluded from revenues). Shipping and handling fees billed to customers are included in net sales, while costs of shipping and handling are included in cost of sales. Refer to Note 24. Revenue for further information.

**Net income per share**—Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share reflects the weighted average dilutive impact of all potentially dilutive securities from the date of issuance and is computed using the treasury stock and if-converted methods. Prior to the conversion of the 5.50% Mandatory Convertible Preferred Shares, Series A, $0.01 par value per share (the "MCPS") into ordinary shares in June 2023, the if-converted method was used to determine if the impact of the conversion of the MCPS into ordinary shares was more dilutive than the MCPS dividends to net income per share. If so, the MCPS were assumed to have been converted at the later of the beginning of the period or the time of issuance, and the resulting ordinary shares were included in the denominator and the MCPS dividends were added back to the numerator. Unless otherwise noted, share and per share amounts included in these notes are on a diluted basis. Refer to Note 15. Shareholders' Equity and Net Income Per Share for additional information including the calculation of basic and diluted net income per share.

**Research and development**—Costs are incurred in connection with research and development programs that are expected to contribute to future earnings. Such costs are charged against income as incurred. Total research and development expenses, including engineering, net of customer reimbursements, were approximately $1,129 million, $1,097 million and $1,289 million for the years ended December 31, 2025, 2024 and 2023, respectively.

**Cash and cash equivalents**—Cash and cash equivalents are defined as short-term, highly liquid investments with original maturities of three months or less, for which the book value approximates fair value.

**Restricted cash**—Restricted cash primarily includes balances on deposit at financial institutions that have issued letters of credit in favor of Aptiv and cash deposited into escrow accounts.

**Accounts receivable**—Aptiv enters into agreements to sell certain of its accounts receivable, primarily in Europe. Sales of receivables are accounted for in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 860, *Transfers and Servicing* ("ASC 860"). Agreements which result in true sales of the transferred receivables, as defined in ASC 860, which occur when receivables are transferred without recourse to the Company, are excluded from amounts reported in the consolidated balance sheets. Cash proceeds received from such sales are included in operating cash flows. Agreements that allow Aptiv to maintain effective control over the transferred receivables and which do not qualify as a sale, as defined in ASC 860, are accounted for as secured borrowings and recorded in the consolidated balance sheets within accounts receivable, net and short-term debt. The expenses associated with receivables factoring are recorded in the consolidated statements of operations within interest expense.

The Company exchanges certain amounts of accounts receivable, primarily in the Asia Pacific region, for bank notes with original maturities greater than three months. The collection of such bank notes are included in operating cash flows based on the substance of the underlying transactions, which are operating in nature. Bank notes held by the Company with original maturities of three months or less are classified as cash and cash equivalents within the consolidated balance sheets, and those with original maturities of greater than three months are classified as notes receivable within other current assets. The Company may hold such bank notes until maturity, exchange them with suppliers to settle liabilities, or sell them to third-party financial institutions in exchange for cash.

**Credit losses**—Aptiv is exposed to credit losses primarily through the sale of vehicle components, software licenses and services. Aptiv assesses the creditworthiness of a counterparty by conducting ongoing credit reviews, which considers the Company's expected billing exposure and timing for payment, as well as the counterparty's established credit rating. When a credit rating is not available, the Company's assessment is based on an analysis of the counterparty's financial statements. Aptiv also considers contract terms and conditions, country and political risk, and business strategy in its evaluation. Based on the outcome of this review, the Company establishes a credit limit for each counterparty. The Company continues to monitor its ongoing credit exposure through active review of counterparty balances against contract terms and due dates, which includes timely account reconciliation, payment confirmation and dispute resolution. The Company may also employ collection agencies and legal counsel to pursue recovery of defaulted receivables, if necessary.

Aptiv primarily utilizes historical loss and recovery data, combined with information on current economic conditions and reasonable and supportable forecasts to develop the estimate of the allowance for doubtful accounts in accordance with ASC Topic 326, *Financial Instruments – Credit Losses* ("ASC 326"). As of December 31, 2025 and 2024, the Company reported $3,477 million and $3,261 million, respectively, of accounts receivable, net of the allowances, which includes the allowance for doubtful accounts of $45 million and $37 million, respectively. The provision for doubtful accounts was $13 million, $11 million, and $12 million for the years ended December 31, 2025, 2024 and 2023, respectively. Other changes in the allowance were not material for the year ended December 31, 2025.

**Inventories**—As of December 31, 2025 and 2024, inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value, including direct material costs and direct and indirect manufacturing costs. Refer to Note 3. Inventories for additional information. Obsolete inventory is identified based on analysis of inventory for known obsolescence issues, and, generally, the net realizable value of inventory on hand in excess of one year's supply is fully-reserved.

From time to time, payments may be received from suppliers. These payments from suppliers are recognized as a reduction of the cost of the material acquired during the period to which the payments relate. In some instances, supplier rebates are received in conjunction with or concurrent with the negotiation of future purchase agreements and these amounts are amortized over the prospective agreement period as purchases are made.

**Property**—Major improvements that materially extend the useful life of property are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation is determined based on a straight-line method over the estimated useful lives of groups of property. Leasehold improvements under finance leases are depreciated over the period of the lease or the life of the property, whichever is shorter. Refer to Note 6. Property, Net and Note 25. Leases for additional information.

**Pre-production costs related to long-term supply agreements**—The Company incurs pre-production engineering, development and tooling costs related to products produced for its customers under long-term supply agreements. Engineering, testing and other costs incurred in the design and development of production parts are expensed as incurred, unless the costs are reimbursable, as specified in a customer contract. As of December 31, 2025 and 2024, $318 million and $305 million of such contractually reimbursable costs were capitalized, respectively. These amounts are recorded within other current and other long-term assets in the consolidated balance sheets, as further detailed in Note 4. Assets.

Special tools represent Aptiv-owned tools, dies, jigs and other items used in the manufacture of customer components that will be sold under long-term supply arrangements, the costs of which are capitalized within property, plant and equipment if the Company has title to the assets. Special tools also include capitalized unreimbursed pre-production tooling costs related to customer-owned tools for which the customer has provided Aptiv a non-cancellable right to use the tool. Aptiv-owned special tool balances are depreciated over the expected life of the special tool or the life of the related vehicle program, whichever is shorter. The unreimbursed costs incurred related to customer-owned special tools that are not subject to reimbursement are capitalized and depreciated over the expected life of the special tool or the life of the related vehicle program, whichever is shorter. At December 31, 2025 and 2024, the special tools balance, net of accumulated depreciation, was $492 million and $489 million, respectively, included within property, net in the consolidated balance sheets. As of December 31, 2025 and 2024, the Aptiv-owned special tools balance was $352 million and $361 million, respectively, and the customer-owned special tools balance was $140 million and $128 million, respectively.

**Valuation of long-lived assets**—The carrying value of long-lived assets held for use, including definite-lived intangible assets, is periodically evaluated when events or circumstances warrant such a review. The carrying value of a long-lived asset held for use is considered impaired when the anticipated separately identifiable undiscounted cash flows from the asset are less than the carrying value of the asset. In that event, a loss is recognized based on the amount by which the carrying value exceeds the estimated fair value of the long-lived asset. Impairment losses on long-lived assets held for sale are recognized if the carrying value of the asset is in excess of the asset's estimated fair value, reduced for the cost to dispose of the asset. Fair value of long-lived assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved (an income approach), and in certain situations Aptiv's review of appraisals (a market approach). Refer to Note 6. Property, Net and Note 7. Intangible Assets and Goodwill for additional information.

**Leases**—The Company accounts for leases in accordance with FASB ASC Topic 842, *Leases*. The Company determines whether an arrangement is a lease at inception. For leases where the Company is the lessee, a lease liability and a right-of-use asset is recognized for all leases, with the exception of short-term leases with terms of twelve months or less. The lease liability represents the lessee's obligation to make lease payments arising from a lease, and is measured as the present value of the lease payments. As the rate implicit in the lease is usually not known at lease commencement, the Company uses its incremental borrowing rate to discount the lease obligation. The right-of-use asset represents the lessee's right to use a specified asset for the lease term, and is measured at the lease liability amount, adjusted for lease prepayment, lease incentives received and the Company's initial direct costs.

The Company applies the short-term lease exception, which results in a single lease cost being allocated over the lease term, generally on a straight-line basis, for leases with a term of twelve months or less. These leases are not presented in the consolidated balance sheets. Additionally, the Company applies the practical expedient to not separate lease components from non-lease components and instead accounts for both as a single lease component for all asset classes. Refer to Note 25. Leases for additional information.

**Intangible assets**—The Company amortizes definite-lived intangible assets over their estimated useful lives. The Company has definite-lived intangible assets related to patents and developed technology, customer relationships and trade names. Indefinite-lived in-process research and development intangible assets are not amortized, but are tested for impairment annually, or more frequently when indicators of potential impairment exist, until the completion or abandonment of the associated research and development efforts. Upon completion of the projects, the assets will be amortized over the expected economic life of the asset, which will be determined on that date. Should the project be determined to be abandoned, and if the asset developed has no alternative use, the full value of the asset will be charged to expense. The Company also has intangible assets related to acquired trade names that are classified as indefinite-lived when there are no foreseeable limits on the periods of time over which they are expected to contribute cash flows. These indefinite-lived trade name assets are tested for impairment annually, or more frequently when indicators of potential impairment exist. Costs to renew or extend the term of acquired intangible assets are recognized as expense as incurred. No intangible asset impairment charges were recorded during the years ended December 31, 2025, 2024 and 2023. Refer to Note 7. Intangible Assets and Goodwill for additional information.

**Goodwill**—Goodwill is the excess of the purchase price over the estimated fair value of identifiable net assets acquired in business combinations. The Company tests goodwill for impairment annually in the fourth quarter, or more frequently when indications of potential impairment exist. The Company monitors the existence of potential impairment indicators throughout the fiscal year. The Company tests for goodwill impairment at the reporting unit level. Our reporting units are the components of operating segments which constitute businesses for which discrete financial information is available and is regularly reviewed by segment management.

The impairment test involves first qualitatively assessing goodwill for impairment. If the qualitative assessment is not met, the Company then performs a quantitative assessment by comparing the estimated fair value of each reporting unit to its carrying value, including goodwill. Fair value reflects the price a market participant would be willing to pay in a potential sale of the reporting unit. If the estimated fair value exceeds carrying value, then we conclude that no goodwill impairment has occurred. If the carrying value of the reporting unit exceeds its estimated fair value, the Company recognizes an impairment loss in an amount equal to the excess, not to exceed the amount of goodwill allocated to the reporting unit.

When a quantitative assessment is required, the estimated fair value of the Company's reporting units is primarily determined using discounted cash flow projections. Forecasts of future cash flows are based on management's best estimates. The discount rate is determined using a weighted average cost of capital adjusted for risk factors specific to the reporting unit.

Refer to Note 20. Acquisitions and Divestitures, for further information on the goodwill attributable to the Company's acquisitions.

**Goodwill impairment**—We review goodwill for impairment annually in the fourth quarter or more frequently if events or changes in circumstances indicate that goodwill might be impaired. As described in Note 1. General, in the first quarter of 2025 Aptiv realigned its business into three reportable operating segments: Advanced Safety and User Experience, Engineered Components Group and Electrical Distribution Systems. Concurrent with the change in reportable operating segments, the Company reassigned goodwill to the updated reporting units using a relative fair value approach. Aptiv tested goodwill related to the impacted reporting units immediately before and after the reassignment and concluded no goodwill impairments existed.

The Company assessed changes in circumstances that occurred during the third quarter of 2025 related to increased discount rates and a reduction in forecasted cash flows, which led the Company to conclude that, when considering the events and factors in totality, it was more likely than not that the estimated fair value of its Wind River reporting unit within the Advanced Safety and User Experience segment would be below its carrying value at September 30, 2025. Accordingly, we performed an interim quantitative assessment for goodwill impairment. The modifications to forecasted reporting unit cash flows were attributable to the impacts resulting from market and industry delays in the broader adoption of software-defined vehicles. For example, certain of our OEM customers have recently announced delays in their software-defined vehicle investment strategies amidst reduced expectations for consumer demand for these products. Additionally, the Company is making incremental investments to further develop and grow the aerospace & defense and telecommunications businesses and product offerings for the reporting unit.

The estimated fair value of this reporting unit was primarily determined using discounted cash flow projections. Significant assumptions included management's forecasted cash flows, including estimated future revenue growth, EBITDA margins and the discount rate. Forecasts of future cash flows are based on management's best estimates. The discount rate was determined using a weighted average cost of capital adjusted for risk factors specific to the reporting unit. The estimated fair value of the reporting unit was developed based on current and future market conditions and the best information available at the impairment assessment date.

The assessment indicated that the carrying value of this reporting unit exceeded its estimated fair value, and as a result, during the third quarter of 2025, the Company recorded a non-cash, pre-tax goodwill impairment charge of approximately $648 million related to the Wind River reporting unit. Following the impairment, goodwill related to this reporting unit was approximately $1,631 million.

In the fourth quarter of 2025, the Company completed a qualitative goodwill impairment assessment and, after evaluating the results, events and circumstances of the Company, we concluded that sufficient evidence existed to assert qualitatively that it was more likely than not that the estimated fair value for our other reporting units remained in excess of their carrying values. No goodwill impairments were recorded in 2024 or 2023. Refer to Note 7. Intangible Assets and Goodwill for additional information.

Although we believe our estimate of fair value is reasonable based on current and future market conditions and the best information available at the impairment assessment date, the reporting unit's future financial performance is dependent on our ability to execute our business plan. Future changes in the judgments, assumptions and estimates used in our impairment testing for goodwill, including discount rates and cash flow projections, could result in significantly different estimates of the fair value. A reduction in the estimated fair value could result in non-cash impairment charges in a future period.

**Warranty and product recalls**—Expected warranty costs for products sold are recognized at the time of sale of the product based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. Costs of product recalls, which may include the cost of the product being replaced as well as the customer's cost of the recall, including labor to remove and replace the recalled part, are accrued as part of our warranty accrual at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Refer to Note 9. Warranty Obligations for additional information.

**Income taxes**—Deferred tax assets and liabilities reflect temporary differences between the amount of assets and liabilities for financial and tax reporting purposes. Such amounts are adjusted, as appropriate, to reflect changes in tax rates expected to be in effect when the temporary differences reverse. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in earnings in the period that includes the enactment date. A valuation allowance is recorded to reduce deferred tax assets to the amount that is more likely than not to be realized. In the event the Company determines it is more likely than not that the deferred tax assets will not be realized in the future, the valuation allowance adjustment to the deferred tax assets will be charged to earnings in the period in which the Company makes such a determination. In determining whether an uncertain tax position exists, the Company determines, based solely on its technical merits, whether the tax position is more likely than not to be sustained upon examination, and if so, a tax benefit is measured on a cumulative probability basis that is more likely than not to be realized upon the ultimate settlement. In determining the provision for income taxes for financial statement purposes, the Company makes certain estimates and judgments which affect its evaluation of the carrying value of its deferred tax assets, as well as its calculation of certain tax liabilities. As it relates to changes in accumulated other comprehensive income (loss), the Company's policy is to release tax effects from accumulated other comprehensive income (loss) when the underlying components affect earnings. Refer to Note 14. Income Taxes for additional information.

**Foreign currency translation**—Assets and liabilities of non-U.S. subsidiaries that use a currency other than U.S. dollars as their functional currency are translated to U.S. dollars at end-of-period currency exchange rates. The consolidated statements of operations of non-U.S. subsidiaries are translated to U.S. dollars at average-period currency exchange rates. The effect of translation for non-U.S. subsidiaries is generally reported in other comprehensive income ("OCI"). The accumulated foreign currency translation adjustment related to an investment in a foreign subsidiary is reclassified to net income upon sale or upon complete or substantially complete liquidation of the respective entity. The effect of remeasurement of assets and liabilities of non-U.S. subsidiaries that use the U.S. dollar as their functional currency is primarily included in cost of sales. Also included in cost of sales are gains and losses arising from transactions denominated in a currency other than the functional currency of a particular entity. Net foreign currency transaction losses of $48 million, $1 million and $23 million were included in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023, respectively.

**Restructuring**—Aptiv continually evaluates alternatives to align the business with the changing needs of its customers and to lower operating costs. This includes the realignment of its existing manufacturing capacity, facility closures, or similar actions, either in the normal course of business or pursuant to significant restructuring programs. These actions may result in employees receiving voluntary or involuntary employee termination benefits, which are mainly pursuant to union or other contractual agreements or statutory requirements. Voluntary termination benefits are accrued when an employee accepts the related offer. Involuntary termination benefits are accrued upon the commitment to a termination plan and when the benefit arrangement is communicated to affected employees, or when liabilities are determined to be probable and estimable, depending on the existence of a substantive plan for severance or termination. Contract termination costs are recorded when contracts are terminated. All other exit costs are expensed as incurred. Refer to Note 10. Restructuring for additional information.

**Customer concentrations**—We sell our products and services to the major global OEMs in every region of the world. Our ten largest customers accounted for approximately 56%, 55% and 54% of our total net sales for the years ended December 31, 2025, 2024 and 2023, respectively, which included approximately 10% to an individual Global OEM during the year ended December 31, 2025, and none of which individually exceeded 10% for the years ended December 31, 2024 and 2023. During the year ended December 31, 2025, our Electrical Distribution Systems segment recognized net sales to each of our ten largest customers, and our Engineered Components Group segment and Advanced Safety and User Experience segment recognized net sales to nine of our ten largest customers. During the year ended December 31, 2024, our Electrical Distribution Systems segment and Advanced Safety and User Experience segment recognized net sales to each of our ten largest customers, and our Engineered Components Group segment recognized net sales to nine of our ten largest customers. During the year ended December 31, 2023, our Electrical Distribution Systems segment recognized net sales to each of our ten largest customers, our Engineered Components Group segment recognized net sales to nine of our ten largest customers and our Advanced Safety and User Experience segment recognized net sales to eight of our ten largest customers.

**Derivative financial instruments**—All derivative instruments are required to be reported on the balance sheet at fair value unless the transactions qualify and are designated as normal purchases or sales. Changes in fair value are reported currently through earnings unless they meet hedge accounting criteria.

Exposure to fluctuations in currency exchange rates and certain commodity prices are managed by entering into a variety of forward and option contracts and swaps with various counterparties. Such financial exposures are managed in accordance with the policies and procedures of Aptiv. Aptiv does not enter into derivative transactions for speculative or trading purposes. As part of the hedging program approval process, Aptiv identifies the specific financial risk which the derivative transaction will minimize, the appropriate hedging instrument to be used to reduce the risk and the correlation between the financial risk and the hedging instrument. Purchase orders, sales contracts, letters of intent, capital planning forecasts and historical data are used as the basis for determining the anticipated values of the transactions to be hedged. Aptiv does not enter into derivative transactions that do not have a high correlation with the underlying financial risk. Hedge positions, as well as the correlation between the transaction risks and the hedging instruments, are reviewed on an ongoing basis.

Foreign exchange forward contracts are accounted for as hedges of firm or forecasted foreign currency commitments or foreign currency exposure of the net investment in certain foreign operations to the extent they are designated and assessed as highly effective. All foreign exchange contracts are marked to market on a current basis. Commodity swaps are accounted for as hedges of firm or anticipated commodity purchase contracts to the extent they are designated and assessed as effective. All other commodity derivative contracts that are not designated as hedges are either marked to market on a current basis or are exempted from mark to market accounting as normal purchases. At December 31, 2025 and 2024, the Company's exposure to movements in interest rates was not hedged with derivative instruments. Refer to Note 17. Derivatives and Hedging Activities and Note 18. Fair Value of Financial Instruments for additional information.

**Extended disability benefits**—Costs associated with extended disability benefits provided to inactive employees are accrued throughout the duration of their active employment. Workforce demographic data and historical experience are utilized to develop projections of time frames and related expense for post-employment benefits.

**Workers' compensation benefits**—Workers' compensation benefit accruals are actuarially determined and are subject to the existing workers' compensation laws that vary by location. Accruals for workers' compensation benefits represent the discounted future cash expenditures expected during the period between the incidents necessitating the employees to be idled and the time when such employees return to work, are eligible for retirement or otherwise terminate their employment.

**Share-based compensation**—The Company's share-based compensation arrangements primarily consist of the Aptiv PLC Long Term Incentive Plan, as amended and restated effective April 23, 2015 (the "PLC LTIP"), under which grants of restricted stock units ("RSUs") have been made in each year prior to April 2024, and the 2024 Long-Term Incentive Plan (the "2024 LTIP"), under which grants of RSUs were made beginning in April 2024. The RSU awards include a time-based vesting portion and a performance-based vesting portion. The performance-based vesting portion includes performance and market conditions in addition to service conditions. The grant date fair value of the RSUs is determined based on the closing price of the Company's ordinary shares on the date of the grant of the award, including an estimate for forfeitures, or a contemporaneous valuation performed by a third-party valuation specialist with respect to awards with market conditions. Compensation expense is recognized based upon the grant date fair value of the awards applied to the Company's best estimate of ultimate performance against the respective targets on a straight-line basis over the requisite vesting period of the awards. The performance conditions require management to make assumptions regarding the likelihood of achieving certain performance goals. Changes in these performance assumptions, as well as differences in actual results from management's estimates, could result in estimated or actual values different from previously estimated fair values. Refer to Note 21. Share-Based Compensation for additional information.

**Business combinations**—The Company accounts for its business combinations in accordance with the accounting guidance in FASB ASC 805, *Business Combinations*. The purchase price of an acquired business is allocated to its identifiable assets and liabilities based on estimated fair values. The excess of the purchase price over the amount allocated to the assets and liabilities, if any, is recorded as goodwill. Determining the fair values of assets acquired and liabilities assumed requires management's judgment, the utilization of independent appraisal firms and often involves the use of significant estimates and assumptions with respect to the timing and amount of future cash flows, market rate assumptions, actuarial assumptions, and appropriate discount rates, among other items. Refer to Note 20. Acquisitions and Divestitures for additional information.

**Government incentives**—From time to time, Aptiv receives government incentives in the form of cash grants and other incentives in return for past or future compliance with certain conditions. The Company accounts for funds received from government grants that are not in the form of an income tax credit, revenue from a contract with a customer or a loan, by analogy to International Accounting Standards 20, *Accounting for Government Grants and Disclosure of Government Assistance*. Accordingly, we recognize funds we receive from government grants in the consolidated statements of operations when there is reasonable assurance that Aptiv will comply with the conditions associated with the grant and the grants will be received. Recognition occurs on a systematic basis over the periods in which Aptiv recognizes, as expenses, the related costs for which the grants are intended to defray.

Aptiv is eligible to receive certain government grants because we engage in qualifying capital investments and other activities as defined by the relevant governmental entities awarding the grants. Typically, grant agreements require that Aptiv complies with certain conditions, including committing to minimum levels of capital investment and maintenance of a minimum level of headcount at the impacted manufacturing site. Aptiv generally recognizes government grants of an operating nature as a reduction to operating expenses (primarily cost of sales) in the consolidated statements of operations. During the year ended December 31, 2025, government grants were recognized as reductions to operating expenses of approximately $55 million. Government incentives that have been received, but not yet recognized as reductions to operating expenses totaled approximately $20 million (of which $15 million was recorded within other current liabilities and $5 million was recorded in other long-term liabilities) as of December 31, 2025.

Aptiv records capital-related grants as a reduction to property, plant and equipment, net in the consolidated balance sheets, which ultimately results in a reduction to depreciation expense over the useful life of the corresponding asset. Capital-related grants reduced gross property, plant and equipment by less than $1 million during the year ended December 31, 2025. Amounts recorded as due from and due to governmental entities in the consolidated balance sheets were not significant for any period presented.

Our agreements with governmental entities have an average duration of seven years and certain of these agreements include provisions for the recapture of funding if the Company fails to comply with various aspects of the agreement.

**Recently adopted accounting pronouncements**—Aptiv adopted ASU 2023-05, *Business Combinations - Joint Venture Formations (Subtopic 805-60): Recognition and Initial Measurement* in the first quarter of 2025. The amendments in this update require a joint venture to initially recognize all contributions received at fair value upon formation. The new guidance is applicable to joint venture entities with a formation date on or after January 1, 2025 and is to be applied prospectively. As the Company did not have any applicable joint venture formations during 2025, there was no impact to the Company's financial statements upon adoption. The adoption of this guidance will be applied to any applicable joint venture formations that occur in future periods.

Aptiv adopted ASU 2023-09, *Income Taxes (Topic 740): Improvements to Income Tax Disclosures* in the first quarter of 2025. The amendments in this update require public entities to disclose specific categories in the effective tax rate reconciliation, as well as additional information for reconciling items that exceed a quantitative threshold. The amendments also require all entities to disclose income taxes paid disaggregated by federal, state and foreign taxes, and further disaggregated for specific jurisdictions that exceed 5% of total income taxes paid, among other expanded disclosures. The adoption of this guidance resulted in incremental disclosures in the Company's financial statements.

**Recently issued accounting pronouncements not yet adopted**—In December 2025, the FASB issued ASU 2025-12, *Codification Improvements.* The amendments in this update address changes to the Codification that clarify, correct errors and make minor improvements, making the Codification easier to understand and apply. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on Aptiv's consolidated financial statements.

In December 2025, the FASB issued ASU 2025-11, *Interim Reporting (Topic 270): Narrow-Scope Improvements*. The amendments in this update provide clarifications intended to improve the consistency and usability of interim disclosure requirements and the applicability to Topic 270. The amendments also provide additional guidance for reporting material events occurring after the most recent annual period. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with the option to apply retrospectively Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on Aptiv's consolidated financial statements.

In December 2025, the FASB issued ASU 2025-10, *Government Grants (Topic 832): Accounting for Government Grants Received by Business Entities*. The amendments in this update establish the accounting for government grants, including guidance for grants related to an asset and grants related to income. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2028, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In November 2025, the FASB issued ASU 2025-09, *Derivatives and Hedging (Topic 815): Hedge Accounting Improvements*. The amendments in this update provide targeted improvements intended to enhance alignment between risk management activities and financial reporting, including expanded eligibility of forecasted transactions, additional flexibility in measuring hedge effectiveness and clarifications related to hedging non-financial items. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The Company is currently evaluating the impact that the adoption of this guidance will have on its consolidated financial statements.

In September 2025, the FASB issued ASU 2025-07, *Derivatives and Hedging (Topic 815) and Revenue from Contracts with Customers (Topic 606): Derivatives Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract.* The amendments in this update exclude from derivative accounting non-exchange-traded contracts with underlyings that are based on operations or activities specific to one of the parties to the contract. The amendments also provide clarification for share-based payments from a customer in a revenue contract. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on Aptiv's consolidated financial statements.

In September 2025, the FASB issued ASU 2025-06, *Intangibles—Goodwill and Other—Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal-Use Software*. The amendments in this update clarify and modernize the accounting for costs related to internal-use software. The amendments also remove references to prescriptive and sequential software development stages, as well as clarify disclosure requirements for capitalized software costs. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2027, and interim periods within those annual reporting periods, with the option to apply retrospectively. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on Aptiv's consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, *Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets*. The amendments in this update provide a practical expedient for estimating credit losses for current accounts receivable and current contract assets that arise from transactions accounted for in accordance with ASC Topic 606, *Revenue from Contracts with Customers*. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2025, and interim periods within those annual reporting periods. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on Aptiv's consolidated financial statements.

In May 2025, the FASB issued ASU 2025-03, *Business Combinations (Topic 805) and Consolidation (Topic 810): Determining the Accounting Acquirer in the Acquisition of a Variable Interest Entity*. The amendments in this update clarify guidance for identifying the accounting acquirer in business combination effected primarily by exchanging equity interests when the legal acquiree is a variable interest entity that meets the definition of a business. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026 and interim periods within those annual reporting periods. Early adoption is permitted. The adoption of this guidance is not expected to have a significant impact on Aptiv's consolidated financial statements.

In November 2024, the FASB issued ASU 2024-03, *Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses*. The amendments in this update require public entities to disclose, on an annual and interim basis, disaggregated information about certain income statement expenses, including purchases of inventory, employee compensation, depreciation, intangible asset amortization and depletion, that are included in each relevant income statement expense line item. The amendments also require qualitative descriptions of the amounts remaining in relevant expense line items not separately disaggregated quantitatively. Certain amounts already disclosed under existing U.S. GAAP are required to be included in the same disclosure as the other disaggregated income statement expense line items. In addition, the amendments require disclosure of the total amount of selling expenses and, in annual reporting periods, an entity's definition of those expenses. The new guidance will be applied prospectively and is effective for fiscal years beginning after December 15, 2026 and interim periods within fiscal years beginning after December 15, 2027. Early adoption is permitted. The adoption of this guidance is expected to result in incremental disclosures in the Company's financial statements.

## 3. INVENTORIES

Inventories are stated at the lower of cost, determined on a first-in, first-out basis, or net realizable value, including direct material costs and direct and indirect manufacturing costs. A summary of inventories is shown below:

|  | December 31, 2025 | December 31, 2024 |
|---|---|---|
|  | (in millions) | |
| Productive material | $ 1,584 | $ 1,463 |
| Work-in-process | 244 | 199 |
| Finished goods | 733 | 658 |
| Total | $ 2,561 | $ 2,320 |

# 4. ASSETS

Other current assets consisted of the following:

| | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| | | (in millions) | | |
| Value added tax receivable | $ | 175 | $ | 184 |
| Prepaid insurance and other expenses | | 137 | | 97 |
| Reimbursable engineering costs | | 204 | | 181 |
| Notes receivable | | 5 | | 6 |
| Income and other taxes receivable | | 107 | | 106 |
| Deposits to vendors | | 6 | | 4 |
| Derivative financial instruments (Note 17) | | 133 | | 18 |
| Capitalized upfront fees (Note 24) | | 14 | | 10 |
| Contract assets (Note 24) | | 68 | | 65 |
| Other | | 4 | | — |
| Total | $ | 853 | $ | 671 |

Other long-term assets consisted of the following:

| | December 31, 2025 | | December 31, 2024 | |
|---|---|---|---|---|
| | | (in millions) | | |
| Deferred income taxes, net (Note 14) | $ | 1,828 | $ | 2,281 |
| Unamortized Revolving Credit Facility debt issuance costs | | 6 | | 4 |
| Income and other taxes receivable | | 74 | | 47 |
| Reimbursable engineering costs | | 114 | | 124 |
| Value added tax receivable | | 2 | | 2 |
| Technology investments (Note 5) | | 65 | | 178 |
| Derivative financial instruments (Note 17) | | 34 | | 1 |
| Capitalized upfront fees (Note 24) | | 40 | | 43 |
| Contract assets (Note 24) | | 92 | | 65 |
| Other | | 107 | | 97 |
| Total | $ | 2,362 | $ | 2,842 |

# 5. INVESTMENTS IN AFFILIATES

## Equity Method Investments

As part of Aptiv's operations, it has investments in five non-consolidated affiliates accounted for under the equity method of accounting. These affiliates are not publicly traded companies and are located primarily in North America, Europe and Asia Pacific. Aptiv's ownership percentages vary generally from approximately 13% to 50%, with the most significant investments being in Motional AD LLC ("Motional") (of which Aptiv owns 13%), StradVision, Inc. ("StradVision") (of which Aptiv owns approximately 41%) and in Promotora de Partes Electricas Automotrices, S.A. de C.V. (of which Aptiv owns approximately 40%). The Company's aggregate investments in affiliates was $1,431 million and $1,433 million at December 31, 2025 and 2024, respectively. Dividends of $20 million, $12 million and $5 million for the years ended December 31, 2025, 2024 and 2023, respectively, have been received from these non-consolidated affiliates. There were no impairment charges recorded for the year ended December 31, 2025 related to these investments. During the year ended December 31, 2024, Aptiv recorded a non-cash, pre-tax impairment charge of approximately $36 million for its non-consolidated affiliate TTTech Auto AG ("TTTech Auto"), as described below, within net gain on equity method transactions in the consolidated statements of operations. There were no impairment charges recorded for the year ended December 31, 2023 related to these investments.

The following is a summary of the combined financial information of significant affiliates accounted for under the equity method as of December 31, 2025 and 2024 and for the years ended December 31, 2025, 2024 and 2023:

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2024** | |
| | (in millions) | | | |
| Current assets | $ | 749 | $ | 727 |
| Non-current assets | | 2,414 | | 2,432 |
| Total assets | $ | 3,163 | $ | 3,159 |
| Current liabilities | $ | 199 | $ | 235 |
| Non-current liabilities | | 80 | | 73 |
| Shareholders' equity | | 2,884 | | 2,851 |
| Total liabilities and shareholders' equity | $ | 3,163 | $ | 3,159 |

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2025** | | **2024** | | **2023** | |
| | (in millions) | | | | | |
| Net sales | $ | 858 | $ | 974 | $ | 813 |
| Gross loss | $ | (132) | $ | (136) | $ | (327) |
| Net loss | $ | (307) | $ | (397) | $ | (624) |

A summary of transactions with affiliates is shown below:

| | Year Ended December 31, | | | | | |
| --- | --- | --- | --- | --- | --- | --- |
| | **2025** | | **2024** | | **2023** | |
| | (in millions) | | | | | |
| Sales to affiliates | $ | 7 | $ | 15 | $ | 15 |
| Purchases from affiliates | $ | 12 | $ | 8 | $ | 15 |

A summary of amounts recorded in the Company's consolidated balance sheets related to its affiliates is shown below:

| | December 31, | | | |
| --- | --- | --- | --- | --- |
| | **2025** | | **2024** | |
| | (in millions) | | | |
| Receivables due from affiliates | $ | 1 | $ | — |
| Payables due to affiliates | $ | 2 | $ | 13 |

*Investment in StradVision, Inc.*

On October 20, 2025, Aptiv entered into an agreement with StradVision, a provider of deep learning-based camera perception software for automotive applications, to convert the Company's existing preferred shares in StradVision into common shares (the "Conversion"), resulting in a common equity interest of approximately 41% in StradVision. Aptiv previously made KRW-denominated investments in StradVision totaling approximately $40 million in the first half of 2025 and approximately $108 million in prior years (using foreign currency rates on the date of the respective investments).

Prior to the Conversion, due to the Company's redemption rights, the Company's investment in StradVision was classified as an available-for-sale debt security within other long-term assets in the consolidated balance sheets, with changes in fair value recorded in other comprehensive income. The fair value of the available-for-sale debt security on the Conversion date was approximately $149 million. Following the Conversion, Aptiv began accounting for its investment in StradVision under the equity method.

The investment was reclassified to investments in affiliates in the consolidated balance sheets and is included in the Advanced Safety and User Experience segment. As of December 31, 2025, the carrying value of the Company's investment in StradVision was approximately $143 million. As of December 31, 2025, the difference between the amount at which the Company's investment is carried and the amount of the Company's share of the underlying equity in net assets of StradVision was approximately $137 million. The basis difference is primarily attributable to equity method goodwill associated with the investment, which is not amortized, and amortizing intangible assets associated with the investment.

*Motional Joint Venture Funding and Ownership Restructuring Transactions*

On April 19, 2024, Aptiv and Hyundai Motor Group ("Hyundai") entered into an agreement to restructure Aptiv's ownership interest in Motional and for Hyundai to provide additional funding to Motional, each as described below. Prior to these transactions, Motional was 50% owned by each of Aptiv and Hyundai.

As part of the agreement, on May 2, 2024, Hyundai invested $475 million in Motional in exchange for additional common equity interests. Aptiv did not participate in this funding round. This transaction resulted in the dilution of Aptiv's common equity interest in Motional from 50% to approximately 44%, prior to the completion of any further transactions as described below. As these units were issued at a valuation greater than the carrying value of our investment in Motional, the Company recognized a gain of approximately $91 million during the year ended December 31, 2024, within net gain on equity method transactions in the consolidated statements of operations.

Also as part of the agreement, on May 16, 2024, Aptiv sold 11% of its common equity interest in Motional to Hyundai for approximately $448 million of cash consideration. Aptiv also exchanged approximately 21% of its common equity in Motional for a like number of Motional preferred shares. These transactions resulted in the reduction of Aptiv's common equity interest in Motional from approximately 44% to approximately 15%. As a result of these transactions, the Company recognized a gain of approximately $550 million during the year ended December 31, 2024, within net gain on equity method transactions in the consolidated statements of operations.

The total gain recorded as a result of the Motional funding and ownership restructuring transactions completed in May 2024, all as described above, was approximately $641 million (approximately $2.50 per diluted share) for the year ended December 31, 2024.

On May 30, 2025, Hyundai invested approximately $440 million in Motional in exchange for additional common equity interests. Aptiv did not participate in this funding round. This transaction resulted in the dilution of Aptiv's common equity interest in Motional from approximately 15% as of March 31, 2025 to approximately 13% as of December 31, 2025. As a result of this transaction, the Company recognized a gain of approximately $33 million (approximately $0.15 per diluted share) during the year ended December 31, 2025, within net gain on equity method transactions in the consolidated statements of operations.

As of December 31, 2025, the carrying values of the Company's common equity and preferred equity investments in Motional were $246 million and $899 million, respectively. As of December 31, 2024, the carrying values of the Company's common equity and preferred equity investments in Motional were $256 million and $899 million, respectively. These investments are recorded within investment in affiliates in the consolidated balance sheets and included in the Advanced Safety and User Experience segment. The Company's preferred equity investment in Motional was initially measured at fair value, and subsequently accounted for under the measurement alternative in accordance with ASC Topic 321, *Investments – Equity Securities*, as it does not have a readily determinable fair value.

*Investment in TTTech Auto AG*

On March 15, 2022, Aptiv acquired approximately 20% of the equity interests of TTTech Auto AG ("TTTech Auto"), a leading provider of safety-critical middleware solutions for advanced driver-assistance systems and autonomous driving applications, for €200 million (approximately $220 million, using foreign currency rates on the investment date).

In 2024, the shareholders of TTTech Auto entered into an agreement for the sale of 100% of TTTech Auto to an unrelated third party, and as a result, the Company determined there was an other-than-temporary impairment to its equity method investment in TTTech Auto in the fourth quarter of 2024 based on the anticipated acquisition value of TTTech Auto. During the year ended December 31, 2024, the Company's equity investment in TTTech Auto was written down to its estimated fair value of $147 million, resulting in a non-cash, pre-tax impairment charge of approximately $36 million within net gain on equity method transactions in the consolidated statements of operations.

The impairment was based on the fair value of the investment at the balance sheet date. The fair value was determined based on the contractual sales price of TTTech Auto pursuant to the executed purchase and sale agreement. Contractual sales prices are considered observable inputs other than quoted prices, and are therefore classified as a Level 2 measurement.

The sale of TTTech Auto closed in June 2025, resulting in net cash proceeds to Aptiv of $164 million. As a result of the sale, the Company recognized a gain of approximately $13 million during the year ended December 31, 2025, within net gain on equity method transactions in the consolidated statements of operations, which includes accumulated currency translation adjustment impacts of $6 million. Following completion of the sale, Aptiv no longer holds an equity interest in TTTech Auto and accordingly reduced the carrying value of the investment to zero in the consolidated balance sheet. As of December 31, 2024, the carrying value of the Company's investment in TTTech Auto was $147 million, which was included in the Advanced Safety and User Experience segment. As of December 31, 2024, the difference between the amount at which the Company's investment was carried and the amount of the Company's share of the underlying equity in net assets of TTTech Auto was approximately $111 million. The basis difference was primarily attributable to equity method goodwill associated with the investment, which was not amortized.

**Technology Investments**

The Company has made technology investments in certain non-consolidated affiliates for which Aptiv does not have the ability to exercise significant influence (generally when ownership interest is less than 20%) as described in Note 2. Significant Accounting Policies. Equity investments in non-consolidated affiliates without readily determinable fair values are measured at cost, less impairments, adjusted for observable price changes in orderly transactions for identical or similar investments of the same issuer. Investments in available-for-sale debt securities are measured at fair value based on significant inputs that are not observable in the market. Equity investments in publicly traded equity securities are measured at fair value based on quoted prices for identical assets on active market exchanges.

The following is a summary of technology investments, which are classified within other long-term assets in the consolidated balance sheets, as of December 31, 2025 and 2024:

| | | December 31, | |
| --- | --- | --- | --- |
| Investment Name | Segment | 2025 | 2024 |
| | | (in millions) | |
| **Publicly traded equity securities:** | | | |
| Smart Eye AB | Advanced Safety and User Experience | $ — | $ 5 |
| Valens Semiconductor Ltd. | Engineered Components Group | — | 6 |
| Total publicly traded equity securities | | — | 11 |
| | | | |
| **Non-publicly traded investments:** | | | |
| StradVision, Inc. | Advanced Safety and User Experience | — | 106 |
| MAXIEYE Automotive Technology (Ningbo) Co., Ltd. | Advanced Safety and User Experience | 57 | 55 |
| Other investments | Various | 8 | 6 |
| Total non-publicly traded investments | | 65 | 167 |
| | | | |
| **Total technology investments** | | $ 65 | $ 178 |

During the year ended December 31, 2025, the Company sold its Valens Semiconductor Ltd. ordinary shares for net proceeds of approximately $6 million and its Smart Eye AB ordinary shares for net proceeds of approximately $6 million.

In September 2024, the Company's Advanced Safety and User Experience segment made an investment totaling approximately 399 million Chinese Yuan Renminbi ("RMB") (approximately $57 million, using foreign currency rates on the investment date) in preferred equity of MAXIEYE Automotive Technology (Ningbo) Co., Ltd. ("Maxieye"), a provider of advanced driver-assistance systems and autonomous driving applications. Due to the Company's redemption rights, the Company's investment in Maxieye is classified as an available-for-sale debt security within other long-term assets in the consolidated balance sheets, with changes in fair value recorded in other comprehensive income. The Company also agreed to invest an additional 171 million RMB (approximately $24 million, using December 31, 2025 foreign currency rates) in preferred equity of Maxieye, contingent on the achievement of certain technical milestones, which have not yet been met as of December 31, 2025, and the satisfaction of customary closing conditions. As of December 31, 2025, the Company's investment in Maxieye was recorded at $57 million. Refer to Note 18. Fair Value of Financial Instruments for additional information.

The Company evaluated the measurement guidance for equity securities without a readily determinable fair value and performed a qualitative assessment of various impairment indicators and concluded that one of its equity investments was impaired. As a result, the Company recognized an impairment loss of $18 million during the year ended December 31, 2023, within other income, net in the consolidated statements of operations. The impairment recorded was equal to the difference between the fair value of Aptiv's ownership interest in the investment and its carrying amount.

There were no other material transactions, events or changes in circumstances requiring an impairment or an observable price change adjustment to our investments without readily determinable fair value. The Company continues to monitor these investments to identify potential transactions which may indicate an impairment or an observable price change requiring an adjustment to its carrying value.

## 6. PROPERTY, NET

Property, net consisted of:

| | Estimated Useful Lives (Years) | December 31, 2025 | December 31, 2024 |
|---|---|---|---|
| | | (in millions) | |
| Land | — | $ 79 | $ 74 |
| Land and leasehold improvements | 3-20 | 250 | 234 |
| Buildings | 40 | 841 | 768 |
| Machinery, equipment and tooling | 3-20 | 6,739 | 6,137 |
| Furniture and office equipment | 3-10 | 1,151 | 1,052 |
| Construction in progress | — | 396 | 343 |
| Total | | 9,456 | 8,608 |
| Less: accumulated depreciation | | (5,682) | (4,910) |
| Total property, net | | $ 3,774 | $ 3,698 |

For the years ended December 31, 2025, 2024 and 2023, Aptiv recorded non-cash asset impairment charges of $16 million (of which $9 million was recorded in cost of sales and $7 million was recorded in selling, general and administrative expense), $8 million in cost of sales and $8 million in cost of sales, respectively, related to the abandonment of certain fixed assets and declines in the fair values of certain fixed assets.

As of December 31, 2025, 2024 and 2023, capital expenditures recorded in accounts payable totaled $256 million, $222 million and $293 million, respectively.

# 7. INTANGIBLE ASSETS AND GOODWILL

The changes in the carrying amount of intangible assets and goodwill were as follows as of December 31, 2025 and 2024. See Note 20. Acquisitions and Divestitures for a further description of the goodwill and intangible assets resulting from Aptiv's acquisitions.

| | Estimated Useful Lives | As of December 31, 2025 | | | As of December 31, 2024 | | |
| --- | --- | --- | --- | --- | --- | --- | --- |
| | | Gross Carrying Amount | Accumulated Amortization and Impairments (1) | Net Carrying Amount | Gross Carrying Amount | Accumulated Amortization and Impairments | Net Carrying Amount |
| | (Years) | (in millions) | | | (in millions) | | |
| Amortized intangible assets: | | | | | | | |
| Patents and developed technology | 3-16 | $ 1,580 | $ 816 | $ 764 | $ 1,531 | $ 724 | $ 807 |
| Customer relationships | 7-22 | 2,009 | 1,060 | 949 | 1,931 | 888 | 1,043 |
| Trade names | 15-20 | 210 | 85 | 125 | 204 | 72 | 132 |
| Total | | 3,799 | 1,961 | 1,838 | 3,666 | 1,684 | 1,982 |
| Unamortized intangible assets: | | | | | | | |
| In-process research and development | — | 4 | — | 4 | 4 | — | 4 |
| Trade names | — | 162 | — | 162 | 154 | — | 154 |
| Goodwill | — | 5,244 | 648 | 4,596 | 5,024 | — | 5,024 |
| Total | | $ 9,209 | $ 2,609 | $ 6,600 | $ 8,848 | $ 1,684 | $ 7,164 |

(1) Includes accumulated goodwill impairments attributable to the Company's Wind River reporting unit.

Estimated amortization expense for the years ending December 31, 2026 through 2030 is presented below:

| | Year Ending December 31, | | | | |
| --- | --- | --- | --- | --- | --- |
| | 2026 | 2027 | 2028 | 2029 | 2030 |
| | (in millions) | | | | |
| Estimated amortization expense | $ 215 | $ 205 | $ 170 | $ 115 | $ 110 |

A roll-forward of the gross carrying amounts of intangible assets for the years ended December 31, 2025 and 2024 is presented below:

| | 2025 | 2024 |
| --- | --- | --- |
| | (in millions) | |
| Balance at January 1 | $ 8,848 | $ 9,036 |
| Foreign currency translation and other | 361 | (188) |
| Balance at December 31 | $ 9,209 | $ 8,848 |

A roll-forward of the accumulated amortization and impairments for the years ended December 31, 2025 and 2024 is presented below:

| | 2025 | 2024 |
| --- | --- | --- |
| | (in millions) | |
| Balance at January 1 | $ 1,684 | $ 1,486 |
| Amortization | 208 | 211 |
| Impairment (1) | 648 | — |
| Foreign currency translation and other | 69 | (13) |
| Balance at December 31 | $ 2,609 | $ 1,684 |

(1) Represents goodwill impairment charge attributable to the Company's Wind River reporting unit. See disclosures below for a description of the impairment charge.

The Company assessed changes in circumstances that occurred during the third quarter of 2025 related to increased discount rates and a reduction in forecasted cash flows, which led the Company to conclude that, when considering the events and factors in totality, it was more likely than not that the estimated fair value of its Wind River reporting unit within the Advanced Safety and User Experience segment would be below its carrying value at September 30, 2025. Accordingly, we performed an interim quantitative assessment for goodwill impairment. The modifications to forecasted reporting unit cash flows were attributable to the impacts resulting from market and industry delays in the broader adoption of software-defined vehicles. For example, certain of our OEM customers have recently announced delays in their software-defined vehicle investment strategies amidst reduced expectations for consumer demand for these products. Additionally, the Company is making incremental investments to further develop and grow the aerospace & defense and telecommunications businesses and product offerings for the reporting unit.

The estimated fair value of this reporting unit was primarily determined using discounted cash flow projections. Significant assumptions included management's forecasted cash flows, including estimated future revenue growth, EBITDA margins and the discount rate. Forecasts of future cash flows are based on management's best estimates. The discount rate was determined using a weighted average cost of capital adjusted for risk factors specific to the reporting unit. The estimated fair value of the reporting unit was developed based on current and future market conditions and the best information available at the impairment assessment date.

The assessment indicated that the carrying value of this reporting unit exceeded its estimated fair value, and as a result, during the third quarter of 2025, the Company recorded a non-cash, pre-tax goodwill impairment charge of approximately $648 million related to the Wind River reporting unit. Following the impairment, goodwill related to this reporting unit was approximately $1,631 million. The Company concluded there were no other goodwill impairments for the year ended December 31, 2025. No goodwill impairments were recorded in 2024 or 2023.

A roll-forward of the carrying amount of goodwill, by operating segment, for the years ended December 31, 2025 and 2024 is presented below:

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Total |
|---|---|---|---|---|
| | (in millions) | | | |
| Balance at January 1, 2024 | $ 2,326 | $ 2,237 | $ 588 | $ 5,151 |
| Foreign currency translation and other | — | (127) | — | (127) |
| Balance at December 31, 2024 | $ 2,326 | $ 2,110 | $ 588 | $ 5,024 |
| Foreign currency translation and other | 1 | 219 | — | 220 |
| Impairment (1) | (648) | — | — | (648) |
| Balance at December 31, 2025 | $ 1,679 | $ 2,329 | $ 588 | $ 4,596 |

(1) Represents goodwill impairment charge attributable to the Company's Wind River reporting unit.

## 8. LIABILITIES

Accrued liabilities consisted of the following:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| | (in millions) | |
| Payroll-related obligations | $ 393 | $ 344 |
| Employee benefits, including current pension obligations | 154 | 143 |
| Income and other taxes payable | 240 | 187 |
| Warranty obligations (Note 9) | 103 | 62 |
| Restructuring (Note 10) | 108 | 102 |
| Customer deposits | 90 | 132 |
| Derivative financial instruments (Note 17) | 1 | 76 |
| Accrued interest | 80 | 90 |
| Contract liabilities (Note 24) | 84 | 111 |
| Operating lease liabilities (Note 25) | 142 | 124 |
| Other | 404 | 381 |
| Total | $ 1,799 | $ 1,752 |

Other long-term liabilities consisted of the following:

| | December 31, 2025 | December 31, 2024 |
|---|---|---|
| | (in millions) | |
| Environmental (Note 13) | $ 2 | $ 3 |
| Extended disability benefits | 3 | 3 |
| Warranty obligations (Note 9) | 19 | 12 |
| Restructuring (Note 10) | 14 | 16 |
| Payroll-related obligations | 12 | 9 |
| Accrued income taxes | 203 | 165 |
| Deferred income taxes, net (Note 14) | 260 | 290 |
| Contract liabilities (Note 24) | 6 | 13 |
| Derivative financial instruments (Note 17) | — | 39 |
| Other | 57 | 63 |
| Total | $ 576 | $ 613 |

## 9. WARRANTY OBLIGATIONS

Expected warranty costs for products sold are recognized principally at the time of sale of the product based on an estimate of the amount that eventually will be required to settle such obligations. These accruals are based on factors such as past experience, production changes, industry developments and various other considerations. The estimated costs related to product recalls based on a formal campaign soliciting return of that product are accrued at the time an obligation becomes probable and can be reasonably estimated. These estimates are adjusted from time to time based on facts and circumstances that impact the status of existing claims. Aptiv has recognized a reasonable estimate for its total aggregate warranty reserves, including product recall costs, across all of its operating segments as of December 31, 2025. The Company estimates the reasonably possible amount to ultimately resolve all matters in excess of the recorded reserves as of December 31, 2025 to be zero to $35 million.

The table below summarizes the activity in the product warranty liability for the years ended December 31, 2025 and 2024:

| | Year Ended December 31, | | | |
| | 2025 | | 2024 | |
| | (in millions) | | | |
| Accrual balance at beginning of year | $ | 74 | $ | 61 |
| Provision for estimated warranties incurred during the year | | 44 | | 33 |
| Changes in estimate for pre-existing warranties (1) | | 64 | | 38 |
| Settlements | | (62) | | (57) |
| Foreign currency translation and other | | 2 | | (1) |
| Accrual balance at end of year | $ | 122 | $ | 74 |

(1) In addition to amounts recorded to the product warranty liability, during the year ended December 31, 2025, Aptiv recognized a $15 million recovery from a supplier related to a warranty matter. The current portion of supplier recoveries is recorded in accounts receivable, net and the non-current portion is recorded in other long-term assets in the consolidated balance sheets. Warranty expense, net of supplier recoveries was $93 million for the year ended December 31, 2025.

## 10. RESTRUCTURING

Aptiv's restructuring activities are undertaken as necessary to implement management's strategy, streamline operations, take advantage of available capacity and resources, and ultimately achieve net cost reductions. These activities generally relate to the realignment of existing manufacturing capacity and closure of facilities and other exit or disposal activities, as it relates to executing Aptiv's strategy, either in the normal course of business or pursuant to significant restructuring programs.

As part of the Company's continued efforts to optimize its cost structure, it has undertaken several restructuring programs which include workforce reductions as well as plant closures. These programs are primarily focused on reducing global overhead costs, the continued rotation of our manufacturing footprint to best cost locations in Europe and aligning our manufacturing capacity with the current levels of automotive production in each region. During the year ended December 31, 2025, the Company recorded employee-related and other restructuring charges related to these programs totaling approximately $185 million, which included the recognition of approximately $37 million within the Electrical Distribution Systems segment for programs to downsize and close European manufacturing sites, approximately $25 million related to workforce optimization within the Advanced Safety and User Experience segment and approximately $15 million for a program initiated in the fourth quarter of 2024 focused on global salaried workforce optimization, primarily in the European region.

There have been no changes in previously initiated programs that have resulted (or are expected to result) in a material change to our restructuring costs. The Company expects to incur additional restructuring costs of approximately $75 million (of which approximately $40 million relates to the Electrical Distribution Systems segment, approximately $25 million relates to the Advanced Safety and User Experience segment and approximately $10 million relates to the Engineered Components Group segment) for approved programs within the next twelve months.

During the year ended December 31, 2024, Aptiv recorded employee-related and other restructuring charges totaling approximately $193 million, which reflected programs to align manufacturing capacity with the current levels of automotive production in each region, and included the recognition of approximately $25 million and $57 million for programs initiated in the fourth quarter of 2024 and 2023, respectively, focused on global salaried workforce optimization, primarily in the North American and European regions.

During the year ended December 31, 2023, Aptiv recorded employee-related and other restructuring charges totaling approximately $211 million, which included the recognition of approximately $68 million for a program initiated in the fourth quarter of 2023 focused on global salaried workforce optimization, primarily in the North American and European regions, and approximately $27 million of employee-related and other costs in connection with the initiation of the closure of a Western European manufacturing site within the Advanced Safety and User Experience segment pursuant to the Company's ongoing European footprint rotation strategy.

Restructuring charges for employee separation and termination benefits are paid either over the severance period or in a lump sum in accordance with either statutory requirements or individual agreements. Aptiv incurred cash expenditures related to its restructuring programs of approximately $195 million, $238 million and $128 million in the years ended December 31, 2025, 2024 and 2023, respectively.

The following table summarizes the restructuring charges recorded for the years ended December 31, 2025, 2024 and 2023 by operating segment:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| Advanced Safety and User Experience | $ 58 | $ 53 | $ 129 |
| Engineered Components Group | 41 | 39 | 34 |
| Electrical Distribution Systems | 86 | 101 | 48 |
| Total | $ 185 | $ 193 | $ 211 |

The table below summarizes the activity in the restructuring liability for the years ended December 31, 2025 and 2024:

| | Employee Termination Benefits Liability | Other Exit Costs Liability | Total |
| --- | --- | --- | --- |
| | (in millions) | | |
| Accrual balance at January 1, 2024 | $ 167 | $ — | $ 167 |
| Provision for estimated expenses incurred during the year | 193 | — | 193 |
| Payments made during the year | (238) | — | (238) |
| Foreign currency and other | (4) | — | (4) |
| Accrual balance at December 31, 2024 | $ 118 | $ — | $ 118 |
| Provision for estimated expenses incurred during the year | $ 185 | $ — | $ 185 |
| Payments made during the year | (195) | — | (195) |
| Foreign currency and other | 14 | — | 14 |
| Accrual balance at December 31, 2025 | $ 122 | $ — | $ 122 |

## 11. DEBT

The following is a summary of debt outstanding, net of unamortized issuance costs and discounts, as of December 31, 2025 and 2024:

| | December 31, | |
|---|---|---|
| | **2025** | **2024** |
| | (in millions) | |
| Accounts receivable factoring | $ — | $ 450 |
| 1.60%, Euro-denominated senior notes, due 2028 (net of $1 and $1 unamortized issuance costs, respectively) | 586 | 519 |
| 4.35%, senior notes, due 2029 (net of $1 and $1 unamortized issuance costs, respectively) | 265 | 299 |
| 4.65%, senior notes, due 2029 (net of $3 and $5 unamortized issuance costs, respectively) | 398 | 545 |
| 3.25%, senior notes, due 2032 (net of $4 and $5 unamortized issuance costs and $2 and $2 discount, respectively) | 711 | 793 |
| 5.15%, senior notes, due 2034 (net of $4 and $5 unamortized issuance costs and $1 and $1 discount, respectively) | 511 | 544 |
| 4.25%, Euro-denominated senior notes, due 2036 (net of $6 and $7 unamortized issuance costs and $2 and $2 discount, respectively) | 872 | 772 |
| 4.40%, senior notes, due 2046 (net of $3 and $3 unamortized issuance costs and $1 and $1 discount, respectively) | 296 | 296 |
| 5.40%, senior notes, due 2049 (net of $3 and $4 unamortized issuance costs and $1 and $1 discount, respectively) | 346 | 345 |
| 3.10%, senior notes, due 2051 (net of $15 and $15 unamortized issuance costs and $28 and $30 discount, respectively) | 1,457 | 1,455 |
| 4.15%, senior notes, due 2052 (net of $10 and $10 unamortized issuance costs and $2 and $2 discount, respectively) | 988 | 988 |
| 5.75%, senior notes, due 2054 (net of $6 and $6 unamortized issuance costs and $3 and $3 discount, respectively) | 541 | 541 |
| 6.875%, fixed-to-fixed reset rate junior subordinated notes, due 2054 (net of $6 and $7 unamortized issuance costs, respectively) | 494 | 493 |
| Term Loan A, due 2027 (net of $0 and $2 unamortized issuance costs, respectively) | — | 248 |
| Finance leases and other | 86 | 64 |
| Total debt | 7,551 | 8,352 |
| Less: current portion | (81) | (509) |
| Long-term debt | $ 7,470 | $ 7,843 |

The principal maturities of debt, at nominal value, are as follows:

| | Debt and Finance Lease Obligations |
|---|---|
| | (in millions) |
| 2026 | $ 81 |
| 2027 | 2 |
| 2028 | 588 |
| 2029 | 668 |
| 2030 | — |
| Thereafter | 6,314 |
| Total | $ 7,653 |

### Change of Tax Residency

In connection with the reorganization transaction as further described in Note 1. General, in December 2024, Old Aptiv established a new publicly-listed Jersey parent company, New Aptiv, which is resident for tax purposes in Switzerland. Following consummation of the Transaction, Old Aptiv became a wholly-owned subsidiary of New Aptiv and New Aptiv was renamed "Aptiv PLC." Old Aptiv merged with and into Aptiv Swiss Holdings, a newly formed Jersey incorporated private limited company, and a direct, wholly-owned subsidiary of New Aptiv, with Aptiv Swiss Holdings surviving as a direct, wholly owned subsidiary of New Aptiv, and Old Aptiv ceasing to exist. Except as otherwise noted, all property, rights, privileges, powers and franchises of Old Aptiv vested in Aptiv Swiss Holdings, and all debts, liabilities and duties of Old Aptiv became debts, liabilities and duties of Aptiv Swiss Holdings.

In connection with the Transaction, Aptiv Swiss Holdings (i) entered into a supplemental indenture to each indenture in which Aptiv Swiss Holdings assumed all of Old Aptiv's obligations under each series of Old Aptiv's outstanding Notes and (ii) entered into an assumption and/or supplement agreement relating to the Credit Agreement in which New Aptiv assumed all of Old Aptiv's obligations under the Credit Agreement as the "parent entity" thereunder. In addition, New Aptiv (i) entered into a supplemental indenture to each indenture in which New Aptiv guaranteed the outstanding Notes and (ii) entered into a guarantee joinder relating to the Credit Agreement in which New Aptiv guaranteed the obligations under the Credit Agreement. Following the reorganization transaction, Aptiv Swiss Holdings (i) replaced Old Aptiv as a guarantor of the borrowers' obligations under the Credit Agreement, and (ii) succeeded to Old Aptiv as an obligor under the senior notes and the junior notes, and New Aptiv became a guarantor under the Credit Agreement (and will act as the "parent entity" thereunder) and the indentures.

### Credit Agreement

Aptiv PLC and its wholly-owned subsidiaries Aptiv LLC (formerly known as Aptiv Corporation) and Aptiv Global Financing Designated Activity Company ("AGF DAC") entered into a credit agreement (the "Credit Agreement") with, among others, JPMorgan Chase Bank, N.A., as administrative agent (the "Administrative Agent"), under which it maintains a senior unsecured credit facility currently consisting of a revolving credit facility of $2 billion (the "Revolving Credit Facility"). AGF DAC and Aptiv LLC are each borrowers under the Credit Agreement, under which such borrowings would be guaranteed by each of the other borrowers, Aptiv PLC and Aptiv Swiss Holdings.

The Credit Agreement was entered into in March 2011 and has been subsequently amended and restated on several occasions, most recently on March 31, 2025 (the "March 2025 amendment"). The March 2025 amendment, among other things, (1) refinanced and replaced the revolver with a new five-year revolving credit facility with aggregate commitments of $2 billion, and (2) removed provisions from the June 2021 amendment for sustainability-linked rate adjustments. The Revolving Credit Facility matures on March 31, 2030. The Credit Agreement also contains an uncommitted accordion feature that permits Aptiv to increase, from time to time, on customary terms and conditions, the aggregate borrowing capacity under the Credit Agreement by up to an additional $1 billion upon Aptiv's request, the agreement of the lenders participating in the increase, and the approval of the Administrative Agent. Borrowings under the Credit Agreement are revolving in nature and may be made and prepaid from time to time at Aptiv's option without premium or penalty, in accordance with the terms and conditions of the Credit Agreement. The March 2025 amendment also required that Aptiv pay amendment fees of $5 million during the year ended December 31, 2025, which are reflected as a financing activity in the consolidated statements of cash flows.

As of December 31, 2025, Aptiv had no amounts outstanding under the Revolving Credit Facility and approximately $2 million in letters of credit were issued under the Credit Agreement. Letters of credit issued under the Credit Agreement reduce availability under the Revolving Credit Facility.

Loans under the Credit Agreement bear interest, at Aptiv's option, at either (a) the Administrative Agent's Alternate Base Rate ("ABR" as defined in the Credit Agreement) or (b) SOFR plus in either case a percentage per annum as set forth in the table below (the "Applicable Rate"). The rates under the Credit Agreement on the specified dates are set forth below:

|  | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
|  | SOFR plus | ABR plus | SOFR plus | ABR plus |
| Revolving Credit Facility | 1.125 % | 0.125 % | 1.06 % | 0.06 % |

The Applicable Rate under the Credit Agreement, as well as the facility fee, may increase or decrease from time to time based on changes in the Company's credit ratings. Accordingly, the interest rate is subject to fluctuation during the term of the Credit Agreement based on changes in the ABR, SOFR and changes in the Company's corporate credit ratings. The Credit Agreement also requires that Aptiv pay certain facility fees on the Revolving Credit Facility, which are also subject to adjustment based on certain letter of credit issuance and fronting fees.

The Credit Agreement contains certain covenants that limit, among other things, the Company's (and the Company's subsidiaries') ability to incur certain additional indebtedness or liens or to dispose of substantially all of its assets. In addition, the Credit Agreement requires that the Company maintain a consolidated leverage ratio (the ratio of Consolidated Total Indebtedness to Consolidated EBITDA, each as defined in the Credit Agreement) of not more than 3.5 to 1.0 (or 4.0 to 1.0 for four full fiscal quarters following completion of material acquisitions, as defined in the Credit Agreement).

The Credit Agreement also contains events of default customary for financings of this type. The Company was in compliance with the Credit Agreement covenants as of December 31, 2025.

### Bridge Credit Agreement

On August 1, 2024, Aptiv PLC and certain of its subsidiaries entered into a $2.5 billion senior unsecured bridge facility under a Bridge Credit Agreement (the "Bridge Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent, JPMorgan Chase Bank, N.A. and Goldman Sachs Lending Partners LLC, as joint lead arrangers and joint bookrunners, and Goldman Sachs Lending Partners LLC, as syndication agent. The proceeds of the loans under the Bridge Credit Agreement were utilized to provide initial funding for a portion of the share repurchases under the accelerated share repurchase program, as further described in Note 15. Shareholders' Equity and Net Income Per Share. Aptiv incurred approximately $17 million of issuance costs in connection with the Bridge Credit Agreement. The loans available under the Bridge Credit Agreement were fully drawn on August 1. The Bridge Credit Agreement was fully repaid and terminated during the third quarter of 2024 using proceeds from the Term Loan A and proceeds from the issuance of the 2024 Senior Notes and 2024 Junior Notes, as described below. As a result of the repayment of the Bridge Credit Agreement, Aptiv recognized a loss on debt extinguishment of approximately $11 million during the year ended December 31, 2024, within other income, net in the consolidated statements of operations.

### Term Loan A Credit Agreement

On August 19, 2024, Aptiv PLC and its wholly-owned subsidiaries AGF DAC and Aptiv LLC entered into a senior unsecured term loan A credit agreement (the "Term Loan A Credit Agreement") with, among others, JPMorgan Chase Bank, N.A., as Administrative Agent, under which it maintained a senior unsecured credit facility consisting of a term loan (the "Term Loan A") in aggregate principal amount of $600 million. Aptiv incurred approximately $2 million of issuance costs in connection with the Term Loan A.

As described above, proceeds from the Term Loan A were used to repay a portion of the loans incurred under the Bridge Credit Agreement during the three months ended September 30, 2024. This transaction was accounted for as a modification of debt in accordance with ASC Topic 470-50, *Debt Modifications and Extinguishments*. Accordingly, a pro-rata portion of the unamortized fees from the Bridge Credit Agreement in the amount of $4 million was transferred to the Term Loan A and, together with the $2 million of direct issuance costs referenced above, were amortized to interest expense over the term of the Term Loan A.

During the fourth quarter of 2024, the Company repaid $350 million of the outstanding principal balance on the Term Loan A, utilizing cash on hand. During the first quarter of 2025, the Company fully repaid the remaining outstanding principal balance of $250 million on the Term Loan A utilizing cash on hand, and recognized a loss on debt extinguishment of approximately $2 million during the year ended December 31, 2025 within other income, net in the consolidated statements of operations.

The Term Loan A had a maturity date of August 19, 2027. Prior to its repayment, borrowings under the Term Loan A Credit Agreement were prepayable at Aptiv's option without premium or penalty. No principal payment was required until the maturity date.

Loans under the Term Loan A Credit Agreement bore interest, at Aptiv's option, at either (a) ABR or (b) SOFR plus in either case a percentage per annum as set forth in the table below (the "Term Loan Applicable Rate"). The rates under the Term Loan A Credit Agreement on the specified dates are set forth below:

| | December 31, 2025 | | December 31, 2024 | |
| --- | --- | --- | --- | --- |
| | SOFR plus | ABR plus | SOFR plus | ABR plus |
| Term Loan A | N/A | N/A | 1.250 % | 0.250 % |

### Senior Unsecured Notes

On September 15, 2016, Aptiv PLC issued €500 million in aggregate principal amount of 1.60% Euro-denominated senior unsecured notes due 2028 (the "2016 Euro-denominated Senior Notes") in a transaction registered under the Securities Act. The 2016 Euro-denominated Senior Notes were priced at 99.881% of par, resulting in a yield to maturity of 1.611%. The proceeds, together with proceeds from the 2016 Senior Notes described below, were utilized to redeem $800 million of 5.00% senior unsecured notes due 2023. Aptiv incurred approximately $4 million of issuance costs in connection with the 2016 Euro-denominated Senior Notes. Interest is payable annually on September 15. The Company has designated the 2016 Euro-denominated Senior Notes as a net investment hedge of the foreign currency exposure of its investments in certain Euro-denominated wholly-owned subsidiaries. Refer to Note 17. Derivatives and Hedging Activities for further information.

On September 20, 2016, Aptiv PLC issued $300 million in aggregate principal amount of 4.40% senior unsecured notes due 2046 (the "2016 Senior Notes") in a transaction registered under the Securities Act. The 2016 Senior Notes were priced at 99.454% of par, resulting in a yield to maturity of 4.433%. The proceeds, together with proceeds from the 2016 Euro-denominated Senior Notes, were utilized to redeem $800 million of 5.00% senior unsecured notes due 2023. Aptiv incurred approximately $3 million of issuance costs in connection with the 2016 Senior Notes. Interest is payable semi-annually on April 1 and October 1 of each year to holders of record at the close of business on March 15 or September 15 immediately preceding the interest payment date.

On March 14, 2019, Aptiv PLC issued $650 million in aggregate principal amount of senior unsecured notes in a transaction registered under the Securities Act, comprised of $300 million of 4.35% senior unsecured notes due 2029 (the "4.35% Senior Notes") and $350 million of 5.40% senior unsecured notes due 2049 (the "5.40% Senior Notes") (collectively, the "2019 Senior Notes"). The 4.35% Senior Notes were priced at 99.879% of par, resulting in a yield to maturity of 4.365%, and the 5.40% Senior Notes were priced at 99.558% of par, resulting in a yield to maturity of 5.430%. The proceeds were utilized to redeem $650 million of 3.15% senior unsecured notes due 2020. Aptiv incurred approximately $7 million of issuance costs in connection with the 2019 Senior Notes. Interest on the 2019 Senior Notes is payable semi-annually on March 15 and September 15 of each year to holders of record at the close of business on March 1 or September 1 immediately preceding the interest payment date.

On November 23, 2021, Aptiv PLC issued $1.5 billion in aggregate principal amount of 3.10% senior unsecured notes due 2051 (the "2021 Senior Notes") in a transaction registered under the Securities Act. The 2021 Senior Notes were priced at 97.814% of par, resulting in a yield to maturity of 3.214%. Aptiv incurred approximately $17 million of issuance costs in connection with the 2021 Senior Notes. Interest on the 2021 Senior Notes is payable semi-annually on June 1 and December 1 of each year (commencing on June 1, 2022) to holders of record at the close of business on May 15 or November 15 immediately preceding the interest payment date. On December 27, 2021, Aptiv PLC entered into a supplemental indenture to add AGF DAC as a joint and several co-issuer of the 2021 Senior Notes effective as of the date of issuance. The proceeds from the 2021 Senior Notes were primarily utilized to redeem $700 million of 4.15% senior unsecured notes due 2024 and $650 million of 4.25% senior unsecured notes due 2026.

On February 18, 2022, Aptiv PLC and Aptiv LLC together issued $2.5 billion in aggregate principal amount of senior unsecured notes in a transaction registered under the Securities Act, comprised of $700 million of 2.396% senior unsecured notes due 2025 (the "2.396% Senior Notes"), $800 million of 3.25% senior unsecured notes due 2032 (the "3.25% Senior Notes") and $1.0 billion of 4.15% senior unsecured notes due 2052 (the "4.15% Senior Notes") (collectively, the "2022 Senior Notes"). The 2022 Senior Notes are guaranteed by AGF DAC. The 2.396% Senior Notes were priced at 100% of par, resulting in a yield to maturity of 2.396%; the 3.25% Senior Notes were priced at 99.600% of par, resulting in a yield to maturity of 3.297%; and the 4.15% Senior Notes were priced at 99.783% of par, resulting in a yield to maturity of 4.163%. On or after February 18, 2023, the 2.396% Senior Notes may be optionally redeemed at a price equal to their principal amount plus accrued and unpaid interest thereon. The proceeds from the 2022 Senior Notes were utilized to fund a portion of the cash consideration payable in connection with the acquisition of Wind River. In September 2024, Aptiv redeemed for cash the entire $700 million aggregate principal amount outstanding of the 2.396% Senior Notes, financed by the proceeds received from the issuance of the 2024 Senior Notes and 2024 Junior Notes, as defined below. As a result of the redemption of the 2.396% Senior Notes, Aptiv recognized a loss on debt extinguishment of approximately $1 million during the year ended December 31, 2024, within other income, net in the consolidated statements of operations.

Aptiv incurred approximately $22 million of issuance costs in connection with the 2022 Senior Notes. Interest on the 2.396% Senior Notes, 3.25% Senior Notes and 4.15% Senior Notes is payable semi-annually on February 18 and August 18 (commencing August 18, 2022), March 1 and September 1 (commencing September 1, 2022) and May 1 and November 1 (commencing May 1, 2022), respectively, of each year to holders of record at the close of business on February 3 or August 3, February 15 or August 15, April 15 or October 15, respectively, immediately preceding the interest payment date.

On June 11, 2024, Aptiv PLC and AGF DAC together issued €750 million in aggregate principal amount of 4.25% Euro-denominated senior unsecured notes due 2036 (the "2024 Euro-denominated Senior Notes") in a transaction registered under the Securities Act. The 2024 Euro-denominated Senior Notes were priced at 99.723% of par, resulting in a yield to maturity of 4.28%. The 2024 Euro-denominated Senior Notes are guaranteed by Aptiv LLC. The proceeds were initially invested in short-term investments and subsequently utilized to redeem €700 million in aggregate principal amount of 1.50% Euro-denominated senior unsecured notes due 2025 (the "2015 Euro-denominated Senior Notes"). Aptiv incurred approximately $7 million of issuance costs in connection with the 2024 Euro-denominated Senior Notes. Interest is payable annually on June 11. The Company has designated the 2024 Euro-denominated Senior Notes as a net investment hedge of the foreign currency exposure of its investments in certain Euro-denominated wholly-owned subsidiaries beginning in December 2024 upon redeeming the 2015 Euro-denominated Senior Notes. Refer to Note 17. Derivatives and Hedging Activities for further information.

On September 13, 2024, Aptiv PLC and AGF DAC together issued $1.65 billion in aggregate principal amount of senior unsecured notes in a transaction registered under the Securities Act, comprised of $550 million of 4.650% senior unsecured notes due 2029 (the "4.650% Senior Notes"), $550 million of 5.150% senior unsecured notes due 2034 (the "5.150% Senior Notes") and $550 million of 5.750% senior unsecured notes due 2054 (the "5.750% Senior Notes") (collectively, the "2024 Senior Notes"). The 2024 Senior Notes are guaranteed by Aptiv LLC. The 4.650% Senior Notes were priced at 99.912% of par, resulting in a yield to maturity of 4.670%; the 5.150% Senior Notes were priced at 99.768% of par, resulting in a yield to maturity of 5.180%; and the 5.750% Senior Notes were priced at 99.476% of par, resulting in a yield to maturity of 5.787%. The proceeds from the 2024 Senior Notes, together with the proceeds from the 2024 Junior Notes, as described below, were utilized to repay a portion of the Bridge Credit Agreement and to redeem the 2.396% Senior Notes, as described above.

Aptiv incurred approximately $16 million of issuance costs in connection with the 2024 Senior Notes. Interest on the 2024 Senior Notes is payable semi-annually on March 13 and September 13 (commencing March 13, 2025) of each year to holders of record at the close of business on February 26 or August 29, immediately preceding the interest payment date.

In the second half of 2025, Aptiv partially redeemed for cash certain senior notes and recognized a net gain on debt extinguishment of approximately $1 million during the year ended December 31, 2025 within other income, net in the consolidated statements of operations. The below table summarizes the partial redemptions for the year ended December 31, 2025:

| | Year Ended December 31, 2025 | |
| | Aggregate Principal Amount | Total Repurchase Amount (1) |
|---|---|---|
| | (dollars in millions) | |
| 4.35%, senior notes, due 2029 | $ 34 | $ 34 |
| 4.650%, senior notes, due 2029 | 149 | 153 |
| 3.25%, senior notes, due 2032 | 83 | 76 |
| 5.150%, senior notes, due 2034 | 34 | 35 |
| Total redemptions | $ 300 | $ 298 |

(1) Includes accrued interest of approximately $2 million for the year ended December 31, 2025.

Although the specific terms of each indenture governing each series of senior notes vary, the indentures contain certain restrictive covenants, including with respect to Aptiv's (and Aptiv's subsidiaries') ability to incur liens, enter into sale and leaseback transactions and merge with or into other entities. In February 2022, Aptiv LLC and AGF DAC were added as guarantors on each series of outstanding senior notes previously issued by Aptiv PLC. The guarantees rank equally in right of payment with all of the guarantors' existing and future senior indebtedness, are effectively subordinated to any of their existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and are structurally subordinated to the indebtedness of each of their existing and future subsidiaries that is not a guarantor. As of December 31, 2025, the Company was in compliance with the provisions of all series of the outstanding senior notes.

**Junior Subordinated Unsecured Notes**

On September 13, 2024, Aptiv PLC and AGF DAC together issued $500 million in aggregate principal amount of 6.875% fixed-to-fixed reset rate junior subordinated unsecured notes due 2054 (the "2024 Junior Notes") in a transaction registered under the Securities Act. The 2024 Junior Notes are guaranteed by Aptiv LLC, and are subordinate in rank to all of Aptiv's senior indebtedness. Aptiv incurred approximately $7 million of issuance costs in connection with the 2024 Junior Notes.

The 2024 Junior Notes bear interest from and including September 13, 2024 to, but excluding, December 15, 2029, at an annual rate of 6.875%, and from and including, December 15, 2029, during each interest reset period at an annual interest rate equal to the Five-Year Treasury rate, as contractually defined in the applicable indenture, as of the most recent reset interest determination date, plus 3.385%. Interest on the 2024 Junior Notes is payable semi-annually on June 15 and December 15 (commencing June 15, 2025).

Interest payments on the 2024 Junior Notes may be deferred on one or more occasions, from time to time, for up to 20 consecutive semi-annual interest payment periods. During any optional deferral period, interest on the 2024 Junior Notes will continue to accrue at the then-applicable interest rate on the 2024 Junior Notes. In addition, during any optional deferral period, interest on the deferred interest will accrue at the then-applicable interest rate on the 2024 Junior Notes, compounded semi-annually, to the extent permitted by applicable law.

During any period in which interest payments on the 2024 Junior Notes are deferred, Aptiv may not (i) declare or pay any dividends or distributions, or redeem, purchase, acquire, or make a liquidation payment on, any shares of its capital stock; (ii) make any principal, interest or premium payments on, or repay, purchase or redeem any of its debt securities that are equal in right of payment with, or subordinated to, the 2024 Junior Notes; or (iii) make payments on any guarantees equal in right of payment with, or subordinated to, the 2024 Junior Notes, in each case subject to certain limited exceptions.

Aptiv may redeem the 2024 Junior Notes in whole or in part, at a redemption price equal to 100% of the principal amount of the 2024 Junior Notes being redeemed, plus any accrued and unpaid interest to, but excluding, the redemption date on any day in the period commencing on the date falling 90 days prior to the first reset date and ending on and including the first reset date and, after the first reset date, on any interest payment date. Aptiv also has the option to redeem the 2024 Junior Notes in whole, but not in part, at 102% of their principal amount, plus any accrued and unpaid interest thereon, if a rating agency makes certain changes in the equity credit criteria for securities such as the 2024 Junior Notes.

The indenture for the 2024 Junior Notes does not contain any restrictive covenants on the payments of dividends (except during the aforementioned deferral period), the making of investments, the incurrence of indebtedness or the purchase or prepayment, except, with respect to securities that rank equally with or junior to the 2024 Junior Notes in right of payment during the aforementioned deferral period, of securities by Aptiv or its subsidiaries. The guarantees on the indenture governing the 2024 Junior Notes ranks junior and subordinate in right of payment with all of the guarantors' existing and future senior indebtedness, any of their existing and future secured indebtedness to the extent of the value of the collateral securing such indebtedness and are structurally subordinated to the indebtedness of each of their existing and future subsidiaries that is not a guarantor. As of December 31, 2025, the Company was in compliance with the provisions of all of the outstanding 2024 Junior Notes.

## Spin-off Financing

Versigent Limited ("Versigent"), a wholly owned subsidiary of Aptiv, was formed in connection with the Separation as a holding company to directly or indirectly own substantially all of the operating subsidiaries of the Electrical Distribution Systems business and to issue debt. Cyprium Corporation ("Cyprium U.S."), a wholly owned U.S. subsidiary of the Company, and Cyprium Holdings Luxembourg S.a.r.l. ("Cyprium Luxembourg"), a wholly owned Luxembourg subsidiary of the Company, both of which will become wholly owned subsidiaries of Versigent upon completion of the Separation, were also formed for the same purposes.

### Spin-off Credit Agreement

In November 2025, Versigent, Cyprium U.S. and Cyprium Luxembourg entered into a credit agreement (the "Spin-Off Credit Agreement") with JPMorgan Chase Bank, N.A., as administrative agent, with respect to $1.35 billion in senior secured credit facilities. The Credit Agreement consists of a senior secured five-year $500 million term loan facility (the "Spin-Off Term Loan A Facility") and an $850 million five-year senior secured revolving credit facility (the " Spin-Off Revolving Credit Facility") (collectively, the "Spin-Off Credit Facilities") with the lenders party thereto and JPMorgan Chase Bank, N.A.

The Spin-Off Credit Facilities are expected to become available to Versigent no later than the date of the Separation, subject to the satisfaction of certain conditions customary for financings of this type. Accordingly, no amounts were drawn or available to be drawn under the Spin-Off Credit Facilities as of December 31, 2025.

Cyprium U.S. and Cyprium Luxembourg are each borrowers under the Spin-Off Credit Agreement, under which such borrowings would be guaranteed by Versigent and certain of its subsidiaries. Additional subsidiaries of Versigent may be added as co-borrowers or guarantors under the Spin-Off Credit Agreement from time to time on the terms and conditions set forth in the Spin-Off Credit Agreement. The obligations of each borrower under the Spin-Off Credit Agreement will be jointly and severally guaranteed by each other borrower and by certain of Versigent's existing and future direct and indirect subsidiaries, subject to certain exceptions customary for financings of this type. All obligations of the borrowers and the guarantors will be secured by certain assets of such borrowers and guarantors, including a perfected first-priority pledge of all of the capital stock in Cyprium U.S. and Cyprium Luxembourg.

## Other Financing

*Receivable factoring*—Aptiv maintains a €450 million European accounts receivable factoring facility that is available on a committed basis and allows for factoring of receivables denominated in both Euros and U.S. dollars ("USD"). This facility is accounted for as short-term debt and borrowings are subject to the availability of eligible accounts receivable. Collateral is not required related to these trade accounts receivable. This facility became effective on January 1, 2021 and had an initial term of three years, and was renewed for an additional three-year term, effective November 2023, subject to Aptiv's right to terminate at any time with three months' notice. After expiration of the new three-year term, either party can terminate with three months' notice. Borrowings denominated in Euros under the facility bear interest at the three-month Euro Interbank Offered Rate ("EURIBOR") plus 0.50% and USD borrowings bear interest at two-month SOFR plus 0.68%, with borrowings under either denomination carrying a minimum interest rate of 0.20%. As of December 31, 2025, Aptiv had no amounts outstanding under the European accounts receivable factoring facility. As of December 31, 2024, Aptiv had approximately $450 million outstanding under the European accounts receivable factoring facility.

*Finance leases and other*—As of December 31, 2025 and 2024, approximately $86 million and $64 million, respectively, of other debt primarily issued by certain non-U.S. subsidiaries and finance lease obligations were outstanding.

*Interest*—Cash paid for interest related to debt outstanding totaled $363 million, $286 million and $275 million for the years ended December 31, 2025, 2024 and 2023, respectively.

*Letter of credit facilities*—In addition to the letters of credit issued under the Credit Agreement, Aptiv had approximately $3 million and $4 million outstanding through other letter of credit facilities as of December 31, 2025 and 2024, respectively, primarily to support arrangements and other obligations at certain of its subsidiaries.

## 12. PENSION BENEFITS

Certain of Aptiv's non-U.S. subsidiaries sponsor defined benefit pension plans, which generally provide benefits based on negotiated amounts for each year of service. Aptiv's primary non-U.S. plans are located in France, Germany, Mexico, Portugal and the United Kingdom ("U.K."). The U.K. and certain Mexican plans are funded. In addition, Aptiv has defined benefit plans in South Korea and Turkey for which amounts are payable to employees immediately upon separation. The obligations for these plans are recorded over the requisite service period.

Aptiv sponsors a Supplemental Executive Retirement Program ("SERP") for those employees who were U.S. executives of the former Delphi Corporation prior to September 30, 2008 and were still U.S. executives of the Company on October 7, 2009, the effective date of the program. This program is unfunded. Executives receive benefits over five years after an involuntary or voluntary separation from Aptiv. The SERP is closed to new members.

### Funded Status

The amounts shown below reflect the change in the U.S. defined benefit pension obligations during 2025 and 2024.

| | Year Ended December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | (in millions) | |
| Benefit obligation at beginning of year | $ 1 | $ 2 |
| Benefits paid | — | (1) |
| Benefit obligation at end of year | $ 1 | $ 1 |
| Change in plan assets: | | |
| Fair value of plan assets at beginning of year | $ — | $ — |
| Aptiv contributions | — | 1 |
| Benefits paid | — | (1) |
| Fair value of plan assets at end of year | $ — | $ — |
| Underfunded status | $ (1) | $ (1) |
| Amounts recognized in the consolidated balance sheets consist of: | | |
| Long-term liabilities | $ (1) | $ (1) |
| Total | $ (1) | $ (1) |
| Amounts recognized in accumulated other comprehensive loss consist of (pre-tax): | | |
| Actuarial loss | $ 2 | $ 2 |
| Total | $ 2 | $ 2 |

The amounts shown below reflect the change in the non-U.S. defined benefit pension obligations during 2025 and 2024.

| | Year Ended December 31, | | | |
| --- | --- | --- | --- | --- |
| | 2025 | | 2024 | |
| | (in millions) | | | |
| Benefit obligation at beginning of year | $ | 661 | $ | 746 |
| Service cost | | 18 | | 18 |
| Interest cost | | 40 | | 39 |
| Actuarial loss (gain) | | 7 | | (25) |
| Benefits paid | | (44) | | (50) |
| Exchange rate movements and other | | 66 | | (67) |
| Benefit obligation at end of year | $ | 748 | $ | 661 |
| Change in plan assets: | | | | |
| Fair value of plan assets at beginning of year | $ | 299 | $ | 341 |
| Actual return on plan assets | | 21 | | 6 |
| Aptiv contributions | | 30 | | 31 |
| Benefits paid | | (44) | | (50) |
| Exchange rate movements and other | | 19 | | (29) |
| Fair value of plan assets at end of year | $ | 325 | $ | 299 |
| Underfunded status | $ | (423) | $ | (362) |
| Amounts recognized in the consolidated balance sheets consist of: | | | | |
| Long-term assets | $ | 29 | $ | 29 |
| Current liabilities | | (24) | | (19) |
| Long-term liabilities | | (428) | | (372) |
| Total | $ | (423) | $ | (362) |
| Amounts recognized in accumulated other comprehensive loss consist of (pre-tax): | | | | |
| Actuarial loss | $ | 30 | $ | 25 |
| Total | $ | 30 | $ | 25 |

The benefit obligations were impacted by actuarial losses of $7 million and gains of $25 million during the years ended December 31, 2025 and 2024, respectively, primarily due to changes in the discount rates used to measure the benefit obligation.

The projected benefit obligation ("PBO"), accumulated benefit obligation ("ABO"), and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets and with plan assets in excess of accumulated benefit obligations are as follows:

| | U.S. Plans | | Non-U.S. Plans | |
|---|---|---|---|---|
| | 2025 | 2024 | 2025 | 2024 |
| | (in millions) Plans with ABO in Excess of Plan Assets | | | |
| PBO | $ 1 | $ 1 | $ 496 | $ 465 |
| ABO | $ 1 | $ 1 | $ 428 | $ 417 |
| Fair value of plan assets at end of year | $ — | $ — | $ 52 | $ 77 |
| | Plans with Plan Assets in Excess of ABO | | | |
| PBO | $ — | $ — | $ 252 | $ 196 |
| ABO | $ — | $ — | $ 237 | $ 186 |
| Fair value of plan assets at end of year | $ — | $ — | $ 273 | $ 222 |
| | Total | | | |
| PBO | $ 1 | $ 1 | $ 748 | $ 661 |
| ABO | $ 1 | $ 1 | $ 665 | $ 603 |
| Fair value of plan assets at end of year | $ — | $ — | $ 325 | $ 299 |

Benefit costs presented below were determined based on actuarial methods and included the following:

| | U.S. Plans | | |
|---|---|---|---|
| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| Amortization of actuarial losses | $ 1 | $ 1 | $ 1 |
| Net periodic benefit cost | $ 1 | $ 1 | $ 1 |

| | Non-U.S. Plans | | |
|---|---|---|---|
| | Year Ended December 31, | | |
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| Service cost | $ 18 | $ 18 | $ 16 |
| Interest cost | 40 | 39 | 39 |
| Expected return on plan assets | (16) | (17) | (15) |
| Settlement loss | — | 2 | 2 |
| Curtailment gain | (1) | — | — |
| Amortization of actuarial losses | 2 | 1 | 1 |
| Net periodic benefit cost | $ 43 | $ 43 | $ 43 |

Other postretirement benefit obligations were approximately $1 million at December 31, 2025 and 2024.

Experience gains and losses, as well as the effects of changes in actuarial assumptions and plan provisions are recognized in other comprehensive income. Cumulative actuarial gains and losses in excess of 10% of the PBO for a particular plan are amortized over the average future service period of the employees in that plan.

The principal assumptions used to determine the pension expense and the actuarial value of the projected benefit obligation for the U.S. and non-U.S. pension plans were:

**Assumptions used to determine benefit obligations at December 31:**

| | Pension Benefits | | | |
| | U.S. Plans | | Non-U.S. Plans | |
| | 2025 | 2024 | 2025 | 2024 |
|---|---|---|---|---|
| Weighted-average discount rate | 4.30 % | 4.90 % | 6.44 % | 6.23 % |
| Weighted-average rate of increase in compensation levels | N/A | N/A | 2.84 % | 2.66 % |

**Assumptions used to determine net expense for years ended December 31:**

| | Pension Benefits | | | | | |
| | U.S. Plans | | | Non-U.S. Plans | | |
| | 2025 | 2024 | 2023 | 2025 | 2024 | 2023 |
|---|---|---|---|---|---|---|
| Weighted-average discount rate | 4.90 % | 5.50 % | 5.20 % | 6.23 % | 5.91 % | 5.95 % |
| Weighted-average rate of increase in compensation levels | N/A | N/A | N/A | 2.66 % | 2.93 % | 2.82 % |
| Weighted-average expected long-term rate of return on plan assets | N/A | N/A | N/A | 5.32 % | 5.18 % | 4.98 % |

Aptiv selects discount rates by analyzing the results of matching each plan's projected benefit obligations with a portfolio of high-quality fixed income investments rated AA or higher by Standard and Poor's or Moody's.

Aptiv does not have any U.S. pension assets; therefore no U.S. asset rate of return calculation was necessary. The primary funded non-U.S. plans are in the U.K. and Mexico. For the determination of 2025 expense, Aptiv assumed a long-term expected asset rate of return of approximately 4.50% and 8.50% for the U.K. and Mexico, respectively. Aptiv evaluated input from local actuaries and asset managers, including consideration of recent fund performance and historical returns, in developing the long-term rate of return assumptions. The assumptions for the U.K. and Mexico are primarily conservative long-term, prospective rates. To determine the expected return on plan assets, the market-related value of our plan assets is actual fair value.

Aptiv's pension expense for 2026 is determined at the 2025 year end measurement date. For purposes of analysis, the following table highlights the sensitivity of the Company' pension obligations and expense attributable to changes in key assumptions:

| Change in Assumption | Impact on Pension Expense | Impact on PBO |
|---|---|---|
| 25 basis point ("bp") decrease in discount rate | Less than + $1 million | + $16 million |
| 25 bp increase in discount rate | - $1 million | - $16 million |
| 25 bp decrease in long-term expected return on assets | + $1 million | — |
| 25 bp increase in long-term expected return on assets | - $1 million | — |

The above sensitivities reflect the effect of changing one assumption at a time. It should be noted that economic factors and conditions often affect multiple assumptions simultaneously and the effects of changes in key assumptions are not necessarily linear. The above sensitivities also assume no changes to the design of the pension plans and no major restructuring programs.

**Pension Funding**

The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

| | Projected Pension Benefit Payments | | |
|---|---|---|---|
| | U.S. Plans | | Non-U.S. Plans |
| | (in millions) | | |
| 2026 | $ | — | $ | 61 |
| 2027 | $ | 1 | $ | 55 |
| 2028 | $ | — | $ | 58 |
| 2029 | $ | — | $ | 60 |
| 2030 | $ | — | $ | 67 |
| 2031 – 2035 | $ | — | $ | 315 |

Aptiv anticipates making pension contributions and benefit payments of approximately $25 million in 2026.

Aptiv sponsors defined contribution plans for certain hourly and salaried employees. Expense related to the contributions for these plans was $38 million, $38 million, and $42 million for the years ended December 31, 2025, 2024 and 2023, respectively.

**Plan Assets**

Certain pension plans sponsored by Aptiv invest in a diversified portfolio consisting of an array of asset classes that attempts to maximize returns while minimizing volatility. These asset classes include developed market equities, emerging market equities, private equity, global high quality and high yield fixed income, real estate and absolute return strategies.

The fair values of Aptiv's pension plan assets weighted-average asset allocations at December 31, 2025 and 2024, by asset category, are as follows:

| | Fair Value Measurements at December 31, 2025 | | | |
|---|---|---|---|---|
| Asset Category | Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
| | (in millions) | | | |
| Cash, cash equivalents and repurchase agreements (1) | $ (34) | $ 8 | $ (42) | $ — |
| Time deposits | 33 | — | 33 | — |
| Bond mutual funds | 194 | 135 | 59 | — |
| Real estate trust funds | 14 | — | — | 14 |
| Private debt funds | 17 | — | — | 17 |
| Insurance contracts | 1 | — | — | 1 |
| Debt securities | 58 | 58 | — | — |
| Equity securities | 42 | 42 | — | — |
| Total | $ 325 | $ 243 | $ 50 | $ 32 |

(1) Level 2 includes repurchase agreements of $47 million within non-U.S. plans.

| Asset Category | Fair Value Measurements at December 31, 2024 Total | Quoted Prices in Active Markets for Identical Assets (Level 1) | Significant Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) |
|---|---|---|---|---|
| | (in millions) | | | |
| Cash, cash equivalents and repurchase agreements (1) | $ (55) | $ 4 | $ (59) | $ — |
| Time deposits | 31 | — | 31 | — |
| Equity mutual funds | 20 | — | 20 | — |
| Bond mutual funds | 180 | 124 | 56 | — |
| Real estate trust funds | 19 | — | — | 19 |
| Private debt funds | 19 | — | — | 19 |
| Insurance contracts | 1 | — | — | 1 |
| Debt securities | 49 | 49 | — | — |
| Equity securities | 35 | 35 | — | — |
| Total | $ 299 | $ 212 | $ 48 | $ 39 |

(1) Level 2 includes repurchase agreements of $64 million within non-U.S. plans.

Following is a description of the valuation methodologies used for pension assets measured at fair value.

*Repurchase agreements*—Due to the short-term nature of repurchase agreements, fair value is estimated as the outstanding balance of the obligation.

*Time deposits*—The fair value of fixed-maturity certificates of deposit was estimated using the rates offered for deposits of similar remaining maturities.

*Equity mutual funds*—The fair value of the equity mutual funds is determined by the indirect quoted market prices on regulated financial exchanges of the underlying investments included in the fund.

*Bond mutual funds*—The fair value of the bond mutual funds is determined by the indirect quoted market prices on regulated financial exchanges of the underlying investments included in the fund.

*Real estate*—The fair value of real estate properties is estimated using an annual appraisal provided by the administrator of the property investment. Management believes this is an appropriate methodology to obtain the fair value of these assets.

*Private debt funds*—The fair value of the private debt funds is determined by the fund administrator based on available market quotes on the subject securities or an income approach valuation in order to estimate fair value. Management believes this is an appropriate methodology to obtain the fair value of these assets.

*Insurance contracts*—The insurance contracts are invested in a fund with guaranteed minimum returns. The fair values of these contracts are based on the net asset value underlying the contracts.

*Debt securities*—The fair value of debt securities is determined by direct quoted market prices on regulated financial exchanges.

*Equity securities*—The fair value of equity securities is determined by direct quoted market prices on regulated financial exchanges.

| | Fair Value Measurements Using Significant Unobservable Inputs (Level 3) | | |
|---|---|---|---|
| | Real Estate Trust Fund | Insurance Contracts | Private Lending Funds |
| | (in millions) | | |
| Beginning balance at January 1, 2024 | $ 28 | $ 3 | $ 24 |
| Actual return on plan assets: | | | |
| Relating to assets still held at the reporting date | (1) | — | (5) |
| Purchases, sales and settlements | (7) | — | — |
| Foreign currency translation and other | (1) | (2) | — |
| Ending balance at December 31, 2024 | $ 19 | $ 1 | $ 19 |
| Actual return on plan assets: | | | |
| Relating to assets still held at the reporting date | $ 4 | $ — | $ — |
| Purchases, sales and settlements | (11) | — | (3) |
| Foreign currency translation and other | 2 | — | 1 |
| Ending balance at December 31, 2025 | $ 14 | $ 1 | $ 17 |

## 13. COMMITMENTS AND CONTINGENCIES

### Ordinary Business Litigation

Aptiv is from time to time subject to various legal actions and claims incidental to its business, including those arising out of alleged defects, alleged breaches of contracts, product warranties, intellectual property matters, and employment-related matters. It is the opinion of Aptiv that the outcome of such matters will not have a material adverse impact on the consolidated financial position, results of operations, or cash flows of Aptiv. With respect to warranty matters, although Aptiv cannot ensure that the future costs of warranty claims by customers will not be material, Aptiv believes its established reserves are adequate to cover potential warranty settlements.

### Environmental Matters

Aptiv is subject to the requirements of U.S. federal, state, local and non-U.S. environmental, health and safety laws and regulations. As of December 31, 2025 and 2024, the undiscounted reserve for environmental investigation and remediation recorded in other liabilities was approximately $4 million. Aptiv cannot ensure that environmental requirements will not change or become more stringent over time or that its eventual environmental remediation costs and liabilities will not exceed the amount of its current reserves. In the event that such liabilities were to significantly exceed the amounts recorded, Aptiv's results of operations could be materially affected. At December 31, 2025, the difference between the recorded liabilities and the reasonably possible range of potential loss was not material.

## 14. INCOME TAXES

In connection with the change of tax residency described in Note 1. General, in December 2024, Aptiv established a new publicly-listed Jersey parent company, New Aptiv, which is resident for tax purposes in Switzerland. Following consummation of the Transaction, Aptiv PLC became a wholly-owned subsidiary of New Aptiv and New Aptiv was renamed "Aptiv PLC."

Income before income taxes and equity income for U.S. and non-U.S. operations are as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| U.S. (loss) income | $ (635) | $ (78) | $ (162) |
| Non-U.S. income | 1,554 | 2,229 | 1,499 |
| Income before income taxes and equity loss | $ 919 | $ 2,151 | $ 1,337 |

The provision (benefit) for income taxes is comprised of:

| | | Year Ended December 31, | | |
|---|---|---|---|---|
| | 2025 | | 2024 | 2023 |
| | | (in millions) | | |
| Current income tax expense (benefit): | | | | |
| U.S. federal | $ 10 | $ (25) | $ | 25 |
| Non-U.S. | 290 | 277 | | 208 |
| U.S. state and local | 6 | 5 | | 3 |
| Total current | 306 | 257 | | 236 |
| Deferred income tax expense (benefit), net: | | | | |
| U.S. federal | (37) | (67) | | (62) |
| Non-U.S. | 435 | 35 | | (2,091) |
| U.S. state and local | (4) | (2) | | (11) |
| Total deferred | 394 | (34) | | (2,164) |
| Total income tax provision (benefit) | $ 700 | $ 223 | $ | (1,928) |

Cash paid or withheld for income taxes by jurisdiction pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025 was:

| | Year Ended December 31, |
|---|---|
| | 2025 |
| | (in millions) |
| Swiss federal | $ — |
| Swiss cantonal | 2 |
| Foreign: | |
| China | 74 |
| Mexico | 51 |
| India | 21 |
| Ireland | 19 |
| South Korea | 17 |
| Other (1) | 71 |
| Cash paid or withheld | $ 255 |

(1) Includes jurisdictions below the threshold for the period presented.

Cash paid or withheld for income taxes for the years ended December 31, 2024 and 2023 was $249 million and $307 million, respectively.

The Company is a Swiss resident taxpayer as of December 31, 2024. Prior to December 2024, the Company was an Irish resident taxpayer. As further described in Note 2. Significant Accounting Policies, the Company has elected to prospectively adopt the guidance in ASU 2023-09. The following table is a reconciliation of the Swiss federal statutory tax rate to the Company's effective rate pursuant to the disclosure requirements of ASU 2023-09 for the year ended December 31, 2025:

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | |
| | (in millions) | |
| | Amount | Percent |
| **Swiss federal statutory tax rate** | $ 72 | 8 % |
| **State and local income taxes (1)** | 396 | 43 % |
| **Foreign tax effects** | | |
| Brazil | | |
| Statutory rate difference | 10 | 1 % |
| Other | 1 | — % |

|  | Year Ended December 31, | |
|  | 2025 | |
|  | (in millions) | |
|  | Amount | Percent |
|---|---|---|
| China | | |
| Withholding taxes | 58 | 6 % |
| Statutory rate difference | 26 | 3 % |
| R&D super-deduction | (18) | (2)% |
| Valuation allowance adjustments | (9) | (1)% |
| Other | 1 | — % |
| France | | |
| Valuation allowance adjustments | (19) | (2)% |
| Other | 14 | 2 % |
| Germany | | |
| Valuation allowance adjustments | (25) | (3)% |
| State and local taxes | (21) | (2)% |
| Separation taxes | 11 | 1 % |
| India | | |
| Statutory rate difference | 11 | 1 % |
| Other | 3 | — % |
| Ireland | | |
| Statutory rate difference | (15) | (2)% |
| Other | (8) | (1)% |
| Korea | 9 | 1 % |
| Luxembourg | | |
| Intercompany reorganizations | (408) | (45)% |
| Valuation allowance adjustments | 398 | 43 % |
| Separation taxes | 25 | 3 % |
| Other | (4) | — % |
| Mexico | | |
| Statutory rate difference | 34 | 4 % |
| Separation taxes | 15 | 2 % |
| Foreign exchange impacts | (11) | (1)% |
| Withholding taxes | 9 | 1 % |
| Other | (7) | (1)% |
| Poland | | |
| R&D super-deduction | (43) | (5)% |
| Valuation allowance adjustments | 35 | 4 % |
| Loss utilization | 10 | 1 % |
| Other | 1 | — % |
| United States | | |
| Non-deductible impairment | 136 | 15 % |
| Statutory rate difference | (84) | (9)% |
| Tax credits | (9) | (1)% |
| Others | (2) | — % |
| All other foreign jurisdictions | 49 | 6 % |
| **Effect of changes in tax laws** | — | — % |
| **Effect of cross-border taxes** | 1 | — % |
| **Tax credits** | — | — % |
| **Changes in valuation allowances** | 362 | 39 % |

|  | Year Ended December 31, | |
|  | 2025 | |
|  | (in millions) | |
|  | Amount | Percent |
|---|---|---|
| Non-taxable or non-deductible items | — | — % |
| Changes in unrecognized tax benefits | 9 | 1 % |
| Other adjustments | | |
| Intercompany reorganizations | (321) | (35)% |
| Other | 8 | 1 % |
| Effective tax rate | $ 700 | 76 % |

(1) Comprised of income taxes in the canton of Schaffhausen, primarily related to valuation allowances.

The following table is a reconciliation of the notional U.S. federal income tax rate to the Company's effective rate for the years ended December 31, 2024 and 2023 in accordance with the guidance prior to the adoption of ASU 2023-09:

|  | Year Ended December 31, | |
|  | 2024 | 2023 |
|  | (in millions) | |
|---|---|---|
| Notional U.S. federal income taxes at statutory rate | $ 452 | $ 281 |
| Income taxed at other rates | (236) | (131) |
| Change in valuation allowance | (12) | 1 |
| Other change in tax reserves | 16 | (7) |
| Intercompany reorganizations | (27) | (2,082) |
| Withholding taxes | 62 | 57 |
| Tax credits | (32) | (19) |
| Change in tax law | — | (17) |
| Other adjustments | — | (11) |
| Total income tax expense (benefit) | $ 223 | $ (1,928) |
| Effective tax rate | 10 % | (144)% |

The Company's tax rate is affected by the fact that its parent entity is a Swiss resident taxpayer, and was an Irish resident taxpayer prior to the December 2024 reorganization transaction, the tax rates in Switzerland, Ireland and other jurisdictions in which the Company operates, the relative amount of income earned by jurisdiction and the relative amount of losses or income for which no tax benefit or expense was recognized due to a valuation allowance. Included in the non-U.S. income taxed at other rates are tax incentives obtained in various non-U.S. countries, primarily various incentives in Morocco and the High and New Technology Enterprise ("HNTE") status in China, which totaled $33 million in 2025, $27 million in 2024 and $23 million in 2023, as well as tax benefit for income earned, and no tax benefit for losses incurred, in jurisdictions where a valuation allowance has been recorded. The Company currently benefits from tax holidays in various non-U.S. jurisdictions with expiration dates from 2026 through 2044. The income tax benefits attributable to these tax holidays are approximately $4 million ($0.02 per share) in 2025, $5 million ($0.02 per share) in 2024 and $7 million ($0.03 per share) in 2023.

The effective tax rate for the year ended December 31, 2025 includes net discrete tax expense of approximately $380 million primarily related to a change in valuation allowance on the Swiss tax incentive, as described below, tax accruals associated with the Separation of the Electrical Distribution Systems business and the tax impact of intercompany reorganizations, partially offset by changes in other valuation allowances. Also included as a discrete item in the effective tax rate for the year ended December 31, 2025 is the unfavorable impact of approximately 32 points resulting from the Wind River non-cash goodwill impairment charge, as described further in Note 7. Intangible Assets and Goodwill, which is non-deductible for tax purposes.

The effective tax rate for the year ended December 31, 2024 includes discrete tax benefits primarily associated with intercompany reorganizations. Also included as a discrete item in the effective tax rate for the year ended December 31, 2024 is the beneficial impact of approximately 4 points resulting from the Motional funding and ownership restructuring transactions, as described further in Note 5. Investments in Affiliates. There was no tax expense associated with these gains as Aptiv's interest in Motional is exempt from capital gains tax in the jurisdiction in which it is owned.

The effective tax rate for the year ended December 31, 2023 was primarily impacted by the Company's transfers of intellectual property, as described below.

On July 4, 2025, the One Big Beautiful Bill Act (the "OBBBA") was enacted into law. The OBBBA includes changes to U.S. tax law that were applicable to Aptiv beginning in 2025, with additional provisions applying in subsequent years. Included in these changes are favorable adjustments to deductions for interest, qualified property, and research and development expenditures, as well as reforms to the international tax framework. The OBBBA will not have a material impact on the Company's consolidated financial statements.

On January 15, 2025, the Organisation for Economic Co-operation and Development (the "OECD") released Administrative Guidance (the "Guidance) on Article 9.1 of the Global Anti-Base Erosion Model Rules (the "Model Rules") which amends the Pillar Two Framework (the "Framework") previously adopted by the European Union (the "E.U.") Member States on December 15, 2022. Jurisdictions that have adopted the Framework, which generally provides for a minimum effective tax rate of 15%, as established by the OECD, may implement and administer their domestic laws consistent with the Model Rules and Guidance. The Guidance eliminates the tax basis in certain deferred tax assets including tax credit carryforwards for purposes of the global minimum tax established under the Framework. As a result, the Company no longer expects to obtain significant benefits from the tax incentive granted to its Swiss subsidiary in 2023, as described below. Accordingly, the Company recognized an increase to valuation allowances of $294 million to reduce the related deferred tax asset during the year ended December 31, 2025. No other deferred tax assets are impacted by the Guidance. The Company has proactively responded to these tax policy changes and will continue to closely monitor developments. Our effective tax rate for the year ended December 31, 2025 includes an unfavorable impact from the enacted Framework.

On December 18, 2025, the Swiss Council of States passed a motion preventing the retroactive application of the OECD's 2025 Guidance on the Model Rules. While this development has no immediate impact on Aptiv's tax position, we will continue to monitor potential implications for the recoverability of our Swiss deferred tax assets associated with our Swiss tax incentive.

The Tax Cuts and Jobs Act, which was enacted in the U.S. in 2017, created a provision known as Global Intangible Low-Taxed Income ("GILTI") that imposes a tax on certain earnings of foreign subsidiaries. U.S. GAAP allows companies to make an accounting policy election to either recognize deferred taxes for temporary basis differences expected to reverse as GILTI in future years or to provide for the tax expense related to GILTI in the year the tax is incurred. We have elected to account for GILTI in the year the tax is incurred.

As described above, certain of the Company's Chinese subsidiaries benefit from a reduced corporate income tax rate as a result of their HNTE status. Aptiv regularly submits applications to reapply for HNTE status as they expire. The Company believes each of the applicable entities will continue to renew HNTE status going forward and has reflected this in calculating total income tax expense.

**Intellectual Property Transfer**

In response to the Framework, the Company initiated changes to its corporate entity structure, including intercompany transfers of certain intellectual property to one of its subsidiaries in Switzerland, during the second half of 2023.

The Company transferred certain intellectual property during the year ended December 31, 2023 between wholly-owned legal entities in different tax jurisdictions. These transfers were intercompany transactions. Consequently, the resulting gains on these transfers were eliminated for purposes of the consolidated financial statements. However, certain of these transfers resulted in a gain that is subject to income tax in the local jurisdiction, which was offset with the utilization of existing net operating loss carryforwards. A portion of the net operating loss carryforwards were previously reduced by deferred tax liabilities from recapturable deductions, which were eliminated as part of the intercompany transactions, while the remaining net operating loss carryforwards were largely offset by a valuation allowance. Consequently, during the year ended December 31, 2023, the Company recognized a net deferred tax expense of approximately $55 million, which is comprised of deferred tax benefits of approximately $2,075 million related to the release of valuation allowances as a result of the transfers and deferred tax expense of approximately $2,130 million to reflect utilization of the loss carryforwards.

As a result of the intellectual property transfers during the year ended December 31, 2023, the Company's Swiss subsidiary, which received the intellectual property, recognized a step-up in tax basis on the fair value of the transferred intellectual property. This resulted in the creation of a temporary difference between the book basis and tax basis of the specified intellectual property. Consequently, the Company recorded a deferred tax benefit of approximately $1,820 million during the year ended December 31, 2023, which was increased from the amounts disclosed as of September 30, 2023, primarily as a result of additional intellectual property transfers in the fourth quarter of 2023.

Furthermore, the Company's Swiss subsidiary was granted a ten-year tax incentive, beginning in 2024. A deferred tax benefit of approximately $330 million, net of a valuation allowance, was recorded during the year ended December 31, 2023 to reflect the estimated future reductions in tax associated with the incentive. This amount was increased from the amount disclosed as of September 30, 2023, primarily as a result of changes in the estimated utilization of the tax incentive from the additional transfers of intellectual property in the fourth quarter of 2023.

The total income tax benefit recorded as a result of the intercompany transfers of intellectual property and negotiated tax incentive, all as described above, combined with related additional current year tax expense as a result of the transactions, was approximately $2,080 million during the year ended December 31, 2023.

The measurement of certain deferred tax assets, as described above, and associated income tax benefits resulting from these transactions was impacted by tax legislation in Switzerland enacted in the fourth quarter of 2023, which increased the statutory income tax rate, resulting in additional deferred tax benefit impacts of approximately $365 million, net of valuation allowances (which are reflected in the amounts above), during the three months ended December 31, 2023, from the amounts disclosed as of September 30, 2023.

**Deferred Income Taxes**

The Company accounts for income taxes and the related accounts under the liability method. Deferred income tax assets and liabilities reflect the impact of temporary differences between amounts of assets and liabilities for financial reporting purposes and the bases of such assets and liabilities as measured by tax laws. Significant components of the deferred tax assets and liabilities are as follows:

| | December 31, | |
| --- | --- | --- |
| | 2025 | 2024 |
| | (in millions) | |
| **Deferred tax assets:** | | |
| Pension | $ 80 | $ 61 |
| Employee benefits | 56 | 57 |
| Net operating loss carryforwards | 1,654 | 578 |
| Warranty and other liabilities | 72 | 72 |
| Operating lease liabilities | 120 | 109 |
| Capitalized R&D | 129 | 110 |
| Tax credit carryforwards | 1,607 | 1,605 |
| Intangibles | 1,481 | 1,634 |
| Other | 152 | 175 |
| Total gross deferred tax assets | 5,351 | 4,401 |
| Less: valuation allowances | (3,065) | (1,704) |
| Total deferred tax assets (1) | $ 2,286 | $ 2,697 |
| **Deferred tax liabilities:** | | |
| Fixed assets | $ 9 | $ 27 |
| Tax on unremitted profits of certain foreign subsidiaries | 130 | 82 |
| Intangibles | 470 | 496 |
| Operating lease right-of-use assets | 109 | 101 |
| Total gross deferred tax liabilities | 718 | 706 |
| Net deferred tax assets | $ 1,568 | $ 1,991 |

(1) Reflects gross amount before jurisdictional netting of deferred tax assets and liabilities.

Deferred tax assets and liabilities are classified as long-term in the consolidated balance sheets. Net deferred tax assets and liabilities are included in the consolidated balance sheets as follows:

| | December 31, | | | |
|---|---|---|---|---|
| | 2025 | | 2024 | |
| | (in millions) | | | |
| Long-term assets | $ | 1,828 | $ | 2,281 |
| Long-term liabilities | | (260) | | (290) |
| Total deferred tax asset | $ | 1,568 | $ | 1,991 |

The net deferred tax asset of $1,568 million as of December 31, 2025 is primarily comprised of deferred tax asset amounts in Switzerland, Mexico, Germany, Brazil, China and Ireland, partially offset by deferred tax liabilities primarily in Italy, the U.S. and Singapore.

### Net Operating Loss and Tax Credit Carryforwards

As of December 31, 2025, the Company has gross deferred tax assets of approximately $1,644 million for non-U.S. net operating loss ("NOL") carryforwards with recorded valuation allowances of $1,469 million. These NOLs are available to offset future taxable income and realization is dependent on generating sufficient taxable income prior to expiration of the loss carryforwards. The NOLs primarily relate to Switzerland, Luxembourg and Poland. The NOL carryforwards have expiration dates ranging from one year to an indefinite period.

Deferred tax assets include $1,607 million and $1,605 million of tax credit carryforwards with recorded valuation allowances of $1,558 million and $1,267 million at December 31, 2025 and 2024, respectively. The tax credits are primarily related to Switzerland and the U.S. These tax credit carryforwards expire at various times from 2026 through 2045.

### Cumulative Undistributed Foreign Earnings

No income taxes have been provided on indefinitely reinvested earnings of certain foreign subsidiaries at December 31, 2025.

Taxes of $130 million have been accrued on undistributed earnings that are not indefinitely reinvested and are primarily related to China, Honduras, Mexico and Morocco. There are no other material liabilities for income taxes on the undistributed earnings of foreign subsidiaries, as the Company has concluded that either such earnings should not give rise to additional income tax liabilities as a result of the distribution of such earnings or are indefinitely reinvested. If in the future these indefinitely reinvested earnings were to be repatriated to Switzerland, additional tax provisions would be required. It is not practicable to determine the unrecognized deferred tax liability on these temporary differences.

### Uncertain Tax Positions

The Company recognizes tax benefits only for tax positions that are more likely than not to be sustained upon examination by tax authorities. The amount recognized is measured as the largest amount of benefit that is greater than 50 percent likely of being realized upon ultimate settlement. Unrecognized tax benefits are tax benefits claimed in the Company's tax returns that do not meet these recognition and measurement standards.

A reconciliation of the gross change in the unrecognized tax benefits balance, excluding interest and penalties is as follows:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2025 | | 2024 | | 2023 | |
| | (in millions) | | | | | |
| Balance at beginning of year | $ | 227 | $ | 222 | $ | 224 |
| Additions related to current year | | 11 | | 3 | | 4 |
| Additions related to prior years | | 64 | | 14 | | 11 |
| Reductions related to prior years | | (39) | | (9) | | (12) |
| Reductions due to expirations of statute of limitations | | (9) | | (1) | | (2) |
| Settlements | | (8) | | (2) | | (3) |
| Balance at end of year | $ | 246 | $ | 227 | $ | 222 |

A portion of the Company's unrecognized tax benefits would, if recognized, reduce its effective tax rate. The remaining unrecognized tax benefits relate to tax positions that, if recognized, would result in an offsetting change in valuation allowance and for which only the timing of the benefit is uncertain. Recognition of these tax benefits would reduce the Company's effective tax rate only through a reduction of accrued interest and penalties. As of December 31, 2025 and 2024, the amounts of unrecognized tax benefit that would reduce the Company's effective tax rate were $220 million and $196 million, respectively. For 2025 and 2024, respectively, $100 million and $92 million of reserves for uncertain tax positions would be offset by the write-off of a related deferred tax asset or income tax receivable, if recognized.

The Company recognizes interest and penalties relating to unrecognized tax benefits as part of income tax expense. Total accrued liabilities for interest and penalties were $54 million and $31 million at December 31, 2025 and 2024, respectively. Total interest and penalties recognized as part of income tax expense were expenses of $21 million, $6 million and $1 million for the years ended December 31, 2025, 2024 and 2023, respectively.

The Company files tax returns in multiple jurisdictions and is subject to examination by taxing authorities throughout the world. Taxing jurisdictions significant to Aptiv include China, Germany, Ireland, Mexico, South Korea, Switzerland, the U.K. and the U.S. Open tax years related to these taxing jurisdictions remain subject to examination and could result in additional tax liabilities. In general, the Company's affiliates are no longer subject to income tax examinations by foreign tax authorities for years before 2002. It is reasonably possible that audit settlements, the conclusion of current examinations or the expiration of the statute of limitations in several jurisdictions could impact the Company's unrecognized tax benefits.

### Pledged Assets

As of December 31, 2025, we had no assets pledged as collateral against income taxes payable. As of December 31, 2024, we had pledged the assets of certain of our entities in Korea as collateral against approximately $18 million of income taxes payable.

## 15. SHAREHOLDERS' EQUITY AND NET INCOME PER SHARE

### Change of Tax Residency

In connection with the reorganization transaction as further described in Note 1. General, in December 2024, Old Aptiv established a new publicly-listed Jersey parent company, New Aptiv, which is resident for tax purposes in Switzerland. As a result of the Transaction, all issued and outstanding ordinary shares of Old Aptiv were exchanged on a one-for-one basis for newly issued ordinary shares of New Aptiv. Following consummation of the Transaction, holders of Old Aptiv shares became ordinary shareholders of New Aptiv, Old Aptiv became a wholly-owned subsidiary of New Aptiv and New Aptiv was renamed "Aptiv PLC." Old Aptiv merged with and into Aptiv Swiss Holdings, a newly formed Jersey incorporated private limited company, and a direct, wholly-owned subsidiary of New Aptiv, with Aptiv Swiss Holdings surviving as a direct, wholly owned subsidiary of New Aptiv, and Old Aptiv ceasing to exist.

### Conversion of the MCPS

On June 15, 2023, (the "Mandatory Conversion Date"), each outstanding share of the Company's 5.50% Mandatory Convertible Preferred Shares, Series A, $0.01 par value per share (the "MCPS") converted into 1.0754 ordinary shares of the Company. In aggregate, the MCPS converted into approximately 12.37 million ordinary shares of the company, pursuant to the Statement of Rights governing the MCPS. The number of the Company's ordinary shares issued upon conversion was determined based on the volume-weighted average price per share of the Company's ordinary shares over the 20 consecutive trading day period beginning on, and including, the 21st scheduled trading day immediately before the Mandatory Conversion Date.

Prior to their conversion, holders of the MCPS were entitled to receive, when and if declared by the Company's Board of Directors, cumulative dividends at the annual rate of 5.50% of the liquidation preference of $100 per share (equivalent to $5.50 annually per share), payable in cash or, subject to certain limitations, by delivery of the Company's ordinary shares or any combination of cash and the Company's ordinary shares, at the Company's election. Dividends on the MCPS were payable quarterly on March 15, June 15, September 15 and December 15 of each year (commencing on September 15, 2020 to, and including June 15, 2023), to the holders of record of the MCPS as they appear on the Company's share register at the close of business on the immediately preceding March 1, June 1, September 1 and December 1, respectively.

### Net Income Per Share

Basic net income per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the period. Diluted net income per share reflects the weighted average dilutive impact of all potentially dilutive securities from the date of issuance and is computed using the treasury stock and if-converted methods. Prior to the conversion of the MCPS into ordinary shares in June 2023, the if-converted method was used to determine if the impact of the conversion of the MCPS into ordinary shares was more dilutive than the MCPS dividends to net income per share. If so, the MCPS were assumed to have been converted at the later of the beginning of the period or the time of issuance, and the resulting ordinary shares were included in the denominator and the MCPS dividends were added back to the numerator. Unless otherwise noted, share and per share amounts included in these notes are on a diluted basis. For the year ended December 31, 2023, the calculation of net income per share includes the dilutive impacts of the MCPS under the if-converted method. For all periods presented, the calculation of net income per share also contemplates the dilutive impacts, if any, of the Company's share-based compensation plans. Refer to Note 21. Share-Based Compensation for additional information.

*Weighted Average Shares*

The following table illustrates net income per share attributable to ordinary shareholders and the weighted average shares outstanding used in calculating basic and diluted income per share:

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | (in millions, except per share data) | | |
| Numerator, basic: | | | |
| Net income attributable to ordinary shareholders | $ 165 | $ 1,787 | $ 2,909 |
| Numerator, diluted: | | | |
| Net income attributable to Aptiv | $ 165 | $ 1,787 | $ 2,938 |
| Denominator: | | | |
| Weighted average ordinary shares outstanding, basic | 220.00 | 256.38 | 276.92 |
| Dilutive shares related to RSUs | 0.75 | 0.28 | 0.17 |
| Weighted average MCPS converted shares (1) | — | — | 5.79 |
| Weighted average ordinary shares outstanding, including dilutive shares | 220.75 | 256.66 | 282.88 |
| | | | |
| Net income per share attributable to ordinary shareholders: | | | |
| Basic | $ 0.75 | $ 6.97 | $ 10.50 |
| Diluted | $ 0.75 | $ 6.96 | $ 10.39 |

(1) For purposes of calculating net income per share under the if-converted method, the Company has excluded the impact of the MCPS dividends for the year ended December 31, 2023, as the assumed conversion of the MCPS into ordinary shares on a weighted average basis was more dilutive to net income per share than the impact of the MCPS dividends.

**Share Repurchase Programs**

In July 2024, the Board of Directors authorized a share repurchase program of up to $5.0 billion of ordinary shares, which commenced in August 2024 following completion of the Company's $2.0 billion January 2019 share repurchase program. This share repurchase program provides for share purchases in the open market or in privately negotiated transactions (which may include derivative transactions, including an accelerated share repurchase program ("ASR")), depending on share price, market conditions and other factors, as determined by the Company.

As part of the Company's share repurchase program, on August 1, 2024, the Company entered into ASR agreements with each of Goldman Sachs International and JPMorgan Chase Bank, N.A. to repurchase an aggregate of $3.0 billion of Aptiv's ordinary shares (the "ASR Agreements").

Under the terms of the ASR Agreements, on August 2, 2024, the Company made an aggregate payment of $3.0 billion (the "Repurchase Price") and received initial deliveries of approximately 30.8 million ordinary shares with a value of $2.25 billion, which were retired immediately and recorded as a reduction to shareholders' equity. Aptiv incurred approximately $4 million of direct costs in connection with the ASR Agreements. Given the Company's ability to settle in shares, the remaining $750 million prepaid forward contract was classified as a reduction to additional paid-in capital as of December 31, 2024. The Company initially funded the accelerated share repurchase program with cash on hand and borrowings under the Bridge Credit Agreement. The Bridge Credit Agreement was subsequently repaid and terminated during the third quarter of 2024 using proceeds from the Term Loan A and issuance of the 2024 Senior Notes and 2024 Junior Notes, as further described in Note 11. Debt.

During the year ended December 31, 2025, upon final settlements under the ASR Agreements, Aptiv received incremental deliveries of approximately 17.7 million ordinary shares. All shares delivered to Aptiv under the ASR Agreements were retired immediately. Under the ASR Agreements, the Company received total deliveries of approximately 48.5 million ordinary shares at an average price of $61.84 per share, based on the daily volume-weighted average price of our ordinary shares on specified dates during the terms of the ASR Agreements, less a discount and subject to adjustments pursuant to the terms and conditions of the ASR Agreements. During the year ended December 31, 2025, the Company also repurchased approximately 5.1 million of our outstanding ordinary shares for $400 million in the open market.

During the year ended December 31, 2024, in addition to the initial shares received under the ASR program, we repurchased approximately 13.6 million of our outstanding ordinary shares for $1,100 million in the open market. During the year ended December 31, 2023, we repurchased approximately 4.7 million of our outstanding ordinary shares for $398 million in the open market.

As of December 31, 2025, approximately $2,115 million of share repurchases remained available under the July 2024 share repurchase program. All previously repurchased shares were retired and are reflected as a reduction of ordinary share capital for the par value of the shares, with the excess applied as reductions to additional paid-in-capital and retained earnings.

### Preferred Dividends

During the year ended December 31, 2023, the Board of Directors declared and paid quarterly cash dividends of approximately $1.375 per MCPS for a total of $32 million during the year.

## 16. CHANGES IN ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

The changes in accumulated other comprehensive income (loss) attributable to Aptiv (net of tax) are shown below.

| | Year Ended December 31, | | |
| --- | --- | --- | --- |
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| **Foreign currency translation adjustments:** | | | |
| Balance at beginning of year | $ (1,036) | $ (761) | $ (790) |
| Aggregate adjustment for the year (1) | 295 | (275) | 29 |
| Balance at end of year | (741) | (1,036) | (761) |
| **Gains (losses) on derivatives:** | | | |
| Balance at beginning of year | $ (121) | $ 140 | $ 7 |
| Other comprehensive income (loss) before reclassifications (net tax effect of $(51), $19 and $(1) ) | 253 | (124) | 253 |
| Reclassification to income (net tax effect of $3, $1 and $(7)) | (17) | (137) | (120) |
| Balance at end of year | 115 | (121) | 140 |
| **Pension and postretirement plans:** | | | |
| Balance at beginning of year | $ (13) | $ (24) | $ (8) |
| Other comprehensive (loss) income before reclassifications (net tax effect of $2, $(5) and $10) | (4) | 8 | (19) |
| Reclassification to income (net tax effect of $0, $(1) and $(1)) | 2 | 3 | 3 |
| Balance at end of year | (15) | (13) | (24) |
| **Unrealized gains (losses) on available-for-sale debt securities:** | | | |
| Balance at beginning of period | $ (4) | $ — | $ — |
| Other comprehensive income (loss) before reclassifications (net tax effect of $1, $0 and $0) (2) | 4 | (4) | — |
| Balance at end of period | — | (4) | — |
| **Accumulated other comprehensive loss, end of year** | $ (641) | $ (1,174) | $ (645) |

(1) Includes $168 million of losses, $77 million of gains and $39 million of losses for the years ended December 31, 2025, 2024 and 2023, respectively, related to non-derivative net investment hedges. Refer to Note 17. Derivatives and Hedging Activities for further description of these hedges. Includes $6 million of accumulated currency translation adjustment gains reclassified to net income as a result of the sale of the Company's investment in TTTech Auto during the year ended December 31, 2025. Refer to Note 5. Investments in Affiliates for further description of this transaction.

(2) Represents change in fair value for the Company's investments in StradVision, prior to the Conversion in October 2025, and Maxieye, both of which are foreign currency-denominated investments. Refer to Note 5. Investments in Affiliates and Note 18. Fair Value of Financial Instruments for additional information.

Reclassifications from accumulated other comprehensive income (loss) to income were as follows:

**Reclassification Out of Accumulated Other Comprehensive Income (Loss)**

| Details About Accumulated Other Comprehensive Income Components | Year Ended December 31, | | | Affected Line Item in the Statement of Operations |
|---|---|---|---|---|
| | **2025** | **2024** | **2023** | |
| | (in millions) | | | |
| **Foreign currency translation adjustments:** | | | | |
| Liquidation of foreign subsidiary (1) | $ 6 | $ — | $ — | Net gain on equity method transactions |
| | 6 | — | — | Income before income taxes |
| | — | — | — | Income tax (expense) benefit |
| | 6 | — | — | Net income |
| | — | — | — | Net income attributable to noncontrolling interest |
| | $ 6 | $ — | $ — | Net income attributable to Aptiv |
| **Gains (losses) on derivatives:** | | | | |
| Commodity derivatives | $ 32 | $ 16 | $ (28) | Cost of sales |
| Foreign currency derivatives | (12) | 122 | 141 | Cost of sales |
| | 20 | 138 | 113 | Income before income taxes |
| | (3) | (1) | 7 | Income tax (expense) benefit |
| | 17 | 137 | 120 | Net income |
| | — | — | — | Net income attributable to noncontrolling interest |
| | $ 17 | $ 137 | $ 120 | Net income attributable to Aptiv |
| **Pension and postretirement plans:** | | | | |
| Actuarial loss | $ (3) | $ (2) | $ (2) | Other income, net (2) |
| Settlement loss | — | (2) | (2) | Other income, net (2) |
| Curtailment gain | 1 | — | — | Other income, net (2) |
| | (2) | (4) | (4) | Income before income taxes |
| | — | 1 | 1 | Income tax (expense) benefit |
| | (2) | (3) | (3) | Net income |
| | — | — | — | Net income attributable to noncontrolling interest |
| | $ (2) | $ (3) | $ (3) | Net income attributable to Aptiv |
| **Total reclassifications for the year** | $ 21 | $ 134 | $ 117 | |

(1) Represents accumulated currency translation adjustment gains reclassified to net income as a result of the sale of the Company's investment in TTTech Auto during the year ended December 31, 2025.

(2) These accumulated other comprehensive loss components are included in the computation of net periodic pension cost (see Note 12. Pension Benefits for additional details).

## 17. DERIVATIVES AND HEDGING ACTIVITIES

### Cash Flow Hedges

Aptiv is exposed to market risk, such as fluctuations in foreign currency exchange rates, commodity prices and changes in interest rates, which may result in cash flow risks. To manage the volatility relating to these exposures, Aptiv aggregates the exposures on a consolidated basis to take advantage of natural offsets. For exposures that are not offset within its operations, Aptiv enters into various derivative transactions pursuant to its risk management policies, which prohibit holding or issuing derivative financial instruments for speculative purposes, and designation of derivative instruments is performed on a transaction basis to support hedge accounting. The changes in fair value of these hedging instruments are offset in part or in whole by corresponding changes in the fair value or cash flows of the underlying exposures being hedged. Aptiv assesses the initial and ongoing effectiveness of its hedging relationships in accordance with its documented policy.

As of December 31, 2025, the Company had the following outstanding notional amounts related to commodity and foreign currency forward and option contracts designated as cash flow hedges that were entered into to hedge forecasted exposures:

| Commodity | Quantity Hedged | Unit of Measure | Notional Amount (Approximate USD Equivalent) | |
|---|---|---|---|---|
| | (in thousands) | | (in millions) | |
| Copper | 77,871 | pounds | $ | 415 |

| Foreign Currency | Quantity Hedged | Unit of Measure | Notional Amount (Approximate USD Equivalent) | |
|---|---|---|---|---|
| | | | (in millions) | |
| Mexican Peso | 30,257 | MXN | $ | 1,680 |
| Chinese Yuan Renminbi | 2,510 | RMB | $ | 360 |
| Polish Zloty | 924 | PLN | $ | 255 |
| Hungarian Forint | 26,032 | HUF | $ | 80 |
| British Pound | 70 | GBP | $ | 95 |

As of December 31, 2025, Aptiv has entered into derivative instruments to hedge cash flows extending out to December 2027.

Gains and losses on derivatives qualifying as cash flow hedges are recorded in accumulated OCI, to the extent that hedges are effective, until the underlying transactions are recognized in earnings. Unrealized amounts in accumulated OCI will fluctuate based on changes in the fair value of hedge derivative contracts at each reporting period. Net gains on cash flow hedges included in accumulated OCI as of December 31, 2025 were $164 million (approximately $139 million, net of tax). Of this total, approximately $125 million of gains are expected to be included in cost of sales within the next 12 months and approximately $39 million of gains are expected to be included in cost of sales in subsequent periods. Cash flow hedges are discontinued when Aptiv determines it is no longer probable that the originally forecasted transactions will occur. Cash flows from derivatives used to manage commodity and foreign exchange risks designated as cash flow hedges are classified as operating activities within the consolidated statements of cash flows.

### Net Investment Hedges

The Company is also exposed to the risk that adverse changes in foreign currency exchange rates could impact its net investment in non-U.S. subsidiaries. To manage this risk, the Company designates certain qualifying derivative and non-derivative instruments, including foreign currency forward contracts and foreign currency-denominated debt, as net investment hedges of certain non-U.S. subsidiaries. The gains or losses on instruments designated as net investment hedges are recognized within OCI to offset changes in the value of the net investment in these foreign currency-denominated operations. Gains and losses reported in accumulated OCI are reclassified to earnings only when the related currency translation adjustments are required to be reclassified, usually upon sale or liquidation of the investment. Cash flows from derivatives designated as net investment hedges are classified as investing activities within the consolidated statements of cash flows.

The Company has entered into a series of forward contracts, each of which have been designated as net investment hedges of the foreign currency exposure of the Company's investments in certain RMB-denominated subsidiaries. During the years ended December 31, 2025, 2024 and 2023, the Company received $4 million, paid $2 million and received $6 million, respectively, at settlement related to these series of forward contracts which matured throughout each respective year. In September 2025, the Company entered into forward contracts with a total notional amount of 700 million RMB (approximately $100 million, using foreign currency rates on the trade date), which mature in March 2026. Refer to the tables below for details of the fair value recorded in the consolidated balance sheets and the effects recorded in the consolidated statements of operations and consolidated statements of comprehensive income related to these derivative instruments.

The Company has designated the €750 million 2024 Euro-denominated Senior Notes and the €500 million 2016 Euro-denominated Senior Notes as net investment hedges of the foreign currency exposure of its investments in certain Euro-denominated subsidiaries, and had designated the €700 million 2015 Euro-denominated Senior Notes prior to being redeemed in the fourth quarter of 2024, as more fully described in Note 11. Debt. Due to changes in the value of the Euro-denominated debt instruments designated as net investment hedges, during the years ended December 31, 2025 and 2024, $168 million of losses and $77 million of gains, respectively, were recognized within the cumulative translation adjustment component of OCI. Included in accumulated OCI related to these net investment hedges were cumulative losses of $93 million as of December 31, 2025 and gains of $75 million as of December 31, 2024.

## Derivatives Not Designated as Hedges

In certain occasions the Company enters into certain foreign currency and commodity contracts that are not designated as hedges. When hedge accounting is not applied to derivative contracts, gains and losses are recorded to other income, net and cost of sales in the consolidated statements of operations.

## Fair Value of Derivative Instruments in the Balance Sheet

The fair value of derivative financial instruments recorded in the consolidated balance sheets as of December 31, 2025 and 2024 are as follows:

| | Asset Derivatives | | Liability Derivatives | | Net Amounts of Assets and (Liabilities) Presented in the Balance Sheet |
| --- | --- | --- | --- | --- | --- |
| | Balance Sheet Location | December 31, 2025 | Balance Sheet Location | December 31, 2025 | December 31, 2025 |
| | | (in millions) | | | |
| **Derivatives designated as cash flow hedges:** | | | | | |
| Commodity derivatives | Other current assets | $ 63 | Accrued liabilities | $ — | |
| Foreign currency derivatives* | Other current assets | 75 | Other current assets | 7 | $ 68 |
| Commodity derivatives | Other long-term assets | 22 | Other long-term liabilities | — | |
| Foreign currency derivatives* | Other long-term assets | 14 | Other long-term assets | 2 | 12 |
| **Derivatives designated as net investment hedges:** | | | | | |
| Foreign currency derivatives | Other current assets | — | Accrued liabilities | 1 | |
| Total derivatives designated as hedges | | $ 174 | | $ 10 | |
| | | | | | |
| **Derivatives not designated:** | | | | | |
| Foreign currency derivatives* | Other current assets | $ 2 | Other current assets | $ — | 2 |
| Total derivatives not designated as hedges | | $ 2 | | $ — | |

| | Asset Derivatives | | Liability Derivatives | | Net Amounts of Assets and (Liabilities) Presented in the Balance Sheet |
|---|---|---|---|---|---|
| | Balance Sheet Location | December 31, 2024 | Balance Sheet Location | December 31, 2024 | December 31, 2024 |
| | | | (in millions) | | |
| **Derivatives designated as cash flow hedges:** | | | | | |
| Commodity derivatives | Other current assets | $ 5 | Accrued liabilities | $ 5 | |
| Foreign currency derivatives* | Other current assets | 10 | Other current assets | 3 | $ 7 |
| Foreign currency derivatives* | Accrued liabilities | 10 | Accrued liabilities | 80 | (70) |
| Commodity derivatives | Other long-term assets | 1 | Other long-term liabilities | 7 | |
| Foreign currency derivatives* | Other long-term liabilities | 3 | Other long-term liabilities | 35 | (32) |
| **Derivatives designated as net investment hedges:** | | | | | |
| Foreign currency derivatives | Other current assets | 5 | Accrued liabilities | — | |
| Total derivatives designated as hedges | | $ 34 | | $ 130 | |
| | | | | | |
| **Derivatives not designated:** | | | | | |
| Foreign currency derivatives* | Other current assets | $ 1 | Other current assets | $ — | 1 |
| Foreign currency derivatives* | Accrued liabilities | — | Accrued liabilities | 1 | (1) |
| Total derivatives not designated as hedges | | $ 1 | | $ 1 | |

\* Derivative instruments within this category are subject to master netting arrangements and are presented on a net basis in the consolidated balance sheets in accordance with accounting guidance related to the offsetting of amounts related to certain contracts.

The fair value of Aptiv's derivative financial instruments were in a net asset position as of December 31, 2025 and a net liability position as of December 31, 2024.

**Effect of Derivatives on the Statements of Operations and Statements of Comprehensive Income**

The pre-tax effects of derivative financial instruments in the consolidated statements of operations and consolidated statements of comprehensive income for the years ended December 31, 2025, 2024 and 2023 are as follows:

| Year Ended December 31, 2025 | Gain (Loss) Recognized in OCI | Gain (Loss) Reclassified from OCI into Income |
|---|---|---|
| | (in millions) | |
| **Derivatives designated as cash flow hedges:** | | |
| Commodity derivatives | $ 124 | $ 32 |
| Foreign currency derivatives | 183 | (12) |
| **Derivatives designated as net investment hedges:** | | |
| Foreign currency derivatives | (3) | — |
| Total | $ 304 | $ 20 |

| | Loss Recognized in Income |
|---|---|
| | (in millions) |
| **Derivatives not designated:** | |
| Foreign currency derivatives | $ (3) |
| Total | $ (3) |

| Year Ended December 31, 2024 | Gain (Loss) Recognized in OCI | | Gain Reclassified from OCI into Income | |
|---|---|---|---|---|
| | (in millions) | | | |
| **Derivatives designated as cash flow hedges:** | | | | |
| Commodity derivatives | $ | 11 | $ | 16 |
| Foreign currency derivatives | | (160) | | 122 |
| **Derivatives designated as net investment hedges:** | | | | |
| Foreign currency derivatives | | 6 | | — |
| Total | $ | (143) | $ | 138 |

| | Loss Recognized in Income | |
|---|---|---|
| | (in millions) | |
| **Derivatives not designated:** | | |
| Foreign currency derivatives | $ | (5) |
| Total | $ | (5) |

| Year Ended December 31, 2023 | Gain Recognized in OCI | | (Loss) Gain Reclassified from OCI into Income | |
|---|---|---|---|---|
| | (in millions) | | | |
| **Derivatives designated as cash flow hedges:** | | | | |
| Commodity derivatives | $ | 5 | $ | (28) |
| Foreign currency derivatives | | 244 | | 141 |
| **Derivatives designated as net investment hedges:** | | | | |
| Foreign currency derivatives | | 5 | | — |
| Total | $ | 254 | $ | 113 |

| | Loss Recognized in Income | |
|---|---|---|
| | (in millions) | |
| **Derivatives not designated:** | | |
| Foreign currency derivatives | $ | (3) |
| Total | $ | (3) |

The gain or loss recognized in income for designated and non-designated derivative instruments was recorded to cost of sales and other income, net in the consolidated statements of operations for the years ended December 31, 2025, 2024 and 2023.

## 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is defined as the exchange price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Fair value measurements are based on one or more of the following three valuation techniques:

*Market*—This approach uses prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities.

*Income*—This approach uses valuation techniques to convert future amounts to a single present value amount based on current market expectations.

*Cost*—This approach is based on the amount that would be required to replace the service capacity of an asset (replacement cost).

Aptiv uses the following fair value hierarchy prescribed by U.S. GAAP, which prioritizes the inputs used to measure fair value as follows:

*Level 1*—Unadjusted quoted prices in active markets for identical assets or liabilities.

*Level 2*—Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

*Level 3*—Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

Typically, assets and liabilities are considered to be fair valued on a recurring basis if fair value is measured regularly. However, if the fair value measurement of an instrument does not necessarily result in a change in the amount recorded on the consolidated balance sheets, assets and liabilities are considered to be fair valued on a nonrecurring basis. This generally occurs when accounting guidance requires assets and liabilities to be recorded at the lower of cost or fair value, or assessed for impairment.

**Fair Value Measurements on a Recurring Basis**

*Derivative instruments*—All derivative instruments are required to be reported on the balance sheet at fair value unless the transactions qualify and are designated as normal purchases or sales. Changes in fair value are reported currently through earnings unless they meet hedge accounting criteria. Aptiv's derivative exposures are with counterparties with long-term investment grade credit ratings. Aptiv estimates the fair value of its derivative contracts using an income approach based on valuation techniques to convert future amounts to a single, discounted amount. Estimates of the fair value of foreign currency and commodity derivative instruments are determined using exchange traded prices and rates. Aptiv also considers the risk of non-performance in the estimation of fair value, and includes an adjustment for non-performance risk in the measure of fair value of derivative instruments. The non-performance risk adjustment reflects the credit default spread ("CDS") applied to the net commodity by counterparty and foreign currency exposures by counterparty. When Aptiv is in a net derivative asset position, the counterparty CDS rates are applied to the net derivative asset position. When Aptiv is in a net derivative liability position, estimates of peer companies' CDS rates are applied to the net derivative liability position.

In certain instances where market data is not available, Aptiv uses management judgment to develop assumptions that are used to determine fair value. This could include situations of market illiquidity for a particular currency or commodity or where observable market data may be limited. In those situations, Aptiv generally surveys investment banks and/or brokers and utilizes the surveyed prices and rates in estimating fair value.

As of December 31, 2025 and 2024, Aptiv was in a net derivative asset position of $166 million and a net derivative liability position of $96 million, respectively, and no significant adjustments were recorded for nonperformance risk based on the application of peer companies' CDS rates, evaluation of our own nonperformance risk and because Aptiv's exposures were to counterparties with investment grade credit ratings. Refer to Note 17. Derivatives and Hedging Activities for further information regarding derivatives.

*Publicly traded equity securities*—All publicly traded equity securities are reported at fair value as of each reporting date. The measurement of the asset is based on quoted prices for identical assets on active market exchanges. Gains and losses from changes in the fair value of these securities are recorded within other income, net on the consolidated statements of operations.

*Available-for-sale debt securities*—Investments in available-for-sale debt securities are reported at fair value with changes in the fair value recorded in other comprehensive income. Changes in the fair value of available-for-sale debt securities impact earnings only when such securities are sold, or an allowance for expected credit losses or impairment is recognized.

As further described in Note 5. Investments in Affiliates, the Company owns an investment in Maxieye, which is classified as an available-for-sale debt security due to the Company's redemption rights. As of December 31, 2025, the carrying value of this investment was $57 million, and is included within other long-term assets in the consolidated balance sheet. The fair value measurements of this investment is based on significant inputs that are not observable in the market, and is therefore classified as a Level 3 measurement. As further described in Note 5. Investments in Affiliates, in October 2025, the Company converted its existing preferred shares in StradVision into common shares (the "Conversion"). Prior to the Conversion, the Company classified its investment in StradVision as an available-for-sale debt security due to the Company's redemption rights. The fair value measurement of this investment prior to the Conversion was based on significant inputs that were not observable in the market, and was therefore classified as a Level 3 measurement.

Refer to Note 5. Investments in Affiliates for further information regarding these investments.

The below table summarizes the cost, cumulative unrealized gains and losses, which includes the accumulated currency translation adjustments for StradVision prior to the Conversion, as described above, and the estimated fair value of Aptiv's debt securities held as of December 31, 2025 and 2024:

| | Cost basis | Gross unrealized gains | Gross unrealized losses | Estimated fair value |
|---|---|---|---|---|
| | | (in millions) | | |
| **As of December 31, 2025** | | | | |
| Available-for-sale debt securities | $ 57 | $ 20 | $ (19) | $ 58 |
| Total debt securities | $ 57 | $ 20 | $ (19) | $ 58 |
| | | | | |
| **As of December 31, 2024** | | | | |
| Available-for-sale debt securities | $ 165 | $ 8 | $ (12) | $ 161 |
| Total debt securities | $ 165 | $ 8 | $ (12) | $ 161 |

The change in fair value of available-for-sale debt securities classified as a Level 3 measurement for the years ended December 31, 2025 and 2024 are as follows:

| | Year Ended December 31, | |
|---|---|---|
| | 2025 | 2024 |
| | (in millions) | |
| Fair value at beginning of period | $ 161 | $ — |
| Additions | 40 | 165 |
| Measurement adjustments | 5 | (4) |
| Conversion to equity method investment (1) | (148) | — |
| Fair value at end of period | $ 58 | $ 161 |

(1) In October 2025, the Company converted its existing preferred shares in StradVision into common shares (the "Conversion"). The cost basis and fair value of the Company's investment in StradVision on the Conversion date were approximately $148 million and $149 million, respectively. Following the Conversion, Aptiv began accounting for its investment in StradVision under the equity method. Refer to Note 5. Investment in Affiliates for additional information.

There were no impairment charges related to these investments during the years ended December 31, 2025 and 2024.

As of December 31, 2025 and 2024, Aptiv had the following assets measured at fair value on a recurring basis:

| | Total | Quoted Prices in Active Markets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 |
|---|---|---|---|---|
| | | (in millions) | | |
| **As of December 31, 2025** | | | | |
| Commodity derivatives | $ 85 | $ — | $ 85 | $ — |
| Foreign currency derivatives | 82 | — | 82 | — |
| Available-for-sale debt securities | 58 | — | — | 58 |
| Total | $ 225 | $ — | $ 167 | $ 58 |
| **As of December 31, 2024** | | | | |
| Commodity derivatives | $ 6 | $ — | $ 6 | $ — |
| Foreign currency derivatives | 13 | — | 13 | — |
| Publicly traded equity securities | 11 | 11 | — | — |
| Available-for-sale debt securities | 161 | — | — | 161 |
| Total | $ 191 | $ 11 | $ 19 | $ 161 |

As of December 31, 2025 and 2024, Aptiv had the following liabilities measured at fair value on a recurring basis:

| | Total | Quoted Prices in Active Markets Level 1 | Significant Other Observable Inputs Level 2 | Significant Unobservable Inputs Level 3 |
|---|---|---|---|---|
| | | (in millions) | | |
| **As of December 31, 2025** | | | | |
| Foreign currency derivatives | $ 1 | $ — | $ 1 | $ — |
| Total | $ 1 | $ — | $ 1 | $ — |
| **As of December 31, 2024** | | | | |
| Commodity derivatives | $ 12 | $ — | $ 12 | $ — |
| Foreign currency derivatives | 103 | — | 103 | — |
| Total | $ 115 | $ — | $ 115 | $ — |

*Non-derivative financial instruments*—Aptiv's non-derivative financial instruments include cash and cash equivalents, accounts and notes receivable, accounts payable, as well as debt, which consists of its accounts receivable factoring arrangement, finance leases and other debt issued by Aptiv's non-U.S. subsidiaries, the Revolving Credit Facility, the Term Loan A and all series of outstanding senior and junior notes. The fair value of debt is based on quoted market prices for instruments with public market data or significant other observable inputs for instruments without a quoted public market price (Level 2). As of December 31, 2025 and 2024, total debt was recorded at $7,551 million and $8,352 million, respectively, and had estimated fair values of $6,700 million and $7,125 million, respectively. For all other financial instruments recorded as of December 31, 2025 and 2024, fair value approximates book value.

## Fair Value Measurements on a Nonrecurring Basis

In addition to items that are measured at fair value on a recurring basis, Aptiv also has items in its balance sheet that are measured at fair value on a nonrecurring basis. As these items are not measured at fair value on a recurring basis, they are not included in the tables above. Financial and nonfinancial assets and liabilities that are measured at fair value on a nonrecurring basis include long-lived assets, assets and liabilities held for sale, intangible assets, equity investments without readily determinable fair values and liabilities for exit or disposal activities measured at fair value upon initial recognition. During the year ended December 31, 2025, Aptiv recorded non-cash long-lived asset impairment charges of $9 million within cost of sales and $7 million within selling, general and administrative expense, primarily related to the declines in the fair value of certain fixed assets in connection with the consolidation of certain business operations and a planned site exit.

During the year ended December 31, 2024, Aptiv recorded non-cash long-lived asset impairment charges of $14 million within cost of sales related to operating lease right-of-use assets that will no longer be in use during the remaining lease terms and $8 million within cost of sales related to the declines in the fair value of certain fixed assets in connection with planned site exits. In addition, Aptiv recorded a non-cash long-lived asset impairment charge of $36 million within net gain on equity method transactions related to its equity method investment in TTTech Auto, as further discussed in Note 5. Investments in Affiliates.

During the year ended December 31, 2023, Aptiv recorded non-cash long-lived asset impairment charges of $11 million within cost of sales primarily related to an operating lease right-of-use asset in Ukraine that will no longer be in use during the remaining lease term, $7 million within cost of sales related to the abandonment of certain fixed assets and declines in the fair values of certain fixed assets, and additional non-cash asset impairment charges of $18 million within other income, net related to its equity investments without readily determinable fair value.

Fair value of long-lived and other assets is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved and a review of appraisals or other market indicators and management estimates. As such, Aptiv has determined that the fair value measurements of long-lived and other assets principally fall in Level 3 of the fair value hierarchy. The fair value of the Company's investment in TTTech Auto was determined based on the contractual sales price pursuant to the executed purchase and sale agreement, as further discussed in Note 5. Investments in Affiliates. As such, Aptiv has determined that the fair value measurement of TTTech Auto falls in Level 2 of the fair value hierarchy.

# 19. OTHER INCOME, NET

Other income, net included:

| | Year Ended December 31, | | | | | |
|---|---|---|---|---|---|---|
| | **2025** | | **2024** | | **2023** | |
| | (in millions) | | | | | |
| Interest income | $ | 60 | $ | 87 | $ | 111 |
| Loss on extinguishment of debt (Note 11) | | (2) | | (15) | | (1) |
| Components of net periodic benefit cost other than service cost | | (26) | | (26) | | (28) |
| Costs associated with acquisitions and other transactions | | — | | — | | (4) |
| Impairment of equity investments without readily determinable fair value (Note 5) | | — | | — | | (18) |
| Gain (loss) on change in fair value of publicly traded equity securities | | 2 | | (3) | | (6) |
| Other, net | | 16 | | (2) | | 9 |
| Other income, net | $ | 50 | $ | 41 | $ | 63 |

As further discussed in Note 11. Debt, during the year ended December 31, 2024, Aptiv repaid $350 million on the Term Loan A, redeemed the entire $700 million in aggregate principal amount outstanding of 2.396% senior unsecured notes due 2025 and repaid the Bridge Credit Agreement, resulting in losses on debt extinguishment totaling approximately $15 million.

As further described in Note 5. Investments in Affiliates, during the year ended December 31, 2023, Aptiv recorded an impairment loss of $18 million in its equity investments without readily determinable fair values.

# 20. ACQUISITIONS AND DIVESTITURES

In April 2025, one of Aptiv's wholly-owned subsidiaries completed the sale of certain assets (net of certain liabilities) that were previously reported within the Advanced Safety and User Experience segment for net cash proceeds of approximately $4 million. As a result of the sale, the Company recognized a pre-tax gain of approximately $5 million during the year ended December 31, 2025, within cost of sales in the consolidated statements of operations.

The Company had no other business acquisitions or divestitures during the years ended December 31, 2025 and 2024.

## Acquisition of Höhle Ltd.

On April 3, 2023, Aptiv acquired 100% of the equity interests of Höhle Ltd. ("Höhle"), a manufacturer of microducts, for total consideration of $42 million. The results of operations of Höhle are reported within the Engineered Components Group segment from the date of acquisition. The Company acquired Höhle utilizing cash on hand.

The acquisition was accounted for as a business combination, with the total purchase price allocated on a preliminary basis using information available, in the second quarter of 2023. Adjustments recorded from the amounts disclosed as of June 30, 2023 included minor adjustments to various assets acquired and liabilities assumed. The final purchase price and related allocation to the acquired net assets of Höhle based on their estimated fair values is shown below (in millions):

*Assets acquired and liabilities assumed*

| | | |
|---|---|---|
| Purchase price, cash consideration, net of cash acquired | $ | 42 |
| | | |
| Intangible assets | $ | 11 |
| Other assets, net | | 4 |
| Identifiable net assets acquired | | 15 |
| Goodwill resulting from purchase | | 27 |
| Total purchase price allocation | $ | 42 |

Intangible assets include amounts recognized for the fair value of customer-based assets, which will be amortized over their estimated useful lives, which range from two to seven years. The estimated fair value of these assets was based on third-party valuations and management's estimates, generally utilizing income and market approaches. Goodwill recognized in this transaction is primarily attributable to synergies expected to arise after the acquisition and is not deductible for tax purposes.

The pro forma effects of this acquisition would not materially impact the Company's reported results for any period presented, and as a result no pro forma financial statements were presented.

## Sale of Interest in Majority Owned Russian Subsidiary

Given the sanctions put in place by the E.U., U.S. and other governments, which restrict our ability to conduct business in Russia, we initiated a plan in the second quarter of 2022 to exit our 51% owned subsidiary in Russia. As a result, the Company determined that this subsidiary, which was reported within the Electrical Distribution Systems segment, initially met the held for sale criteria as of June 30, 2022. Consequently, during the year ended December 31, 2022, the Company recorded a pre-tax charge of $51 million to impair the carrying value of the Russian subsidiary's net assets to fair value.

On May 30, 2023, the Company completed the sale of its entire interest in the Russian subsidiary to JSC Samara Cables Company, the sole minority shareholder in the Russian subsidiary, for a nominal amount in exchange for all of the Company's shares in the subsidiary. As a result of this transaction, the net assets held for sale of the Russian subsidiary were deconsolidated from the Company's consolidated financial statements and the Company did not record any incremental gain or loss resulting from this disposition. Furthermore, losses relating to the Russian subsidiary during the held for sale period were de minimis. The former Russian subsidiary is not considered to be a related party of the Company after deconsolidation.

## 21. SHARE-BASED COMPENSATION

### Long-Term Incentive Plan

The Aptiv PLC 2024 Long-Term Incentive Plan (the "2024 LTIP"), which was approved by the Company's shareholders in April 2024, allows for the grant of awards of up to 9,880,000 ordinary shares for long-term compensation. Prior to April 2024, the Company issued awards for long-term compensation under the Aptiv PLC Long-Term Incentive Plan, as amended and restated effective April 23, 2015 (the "PLC LTIP"). The Company's long-term incentive plans were designed to align the interests of management and shareholders. The awards can be in the form of shares, options, stock appreciation rights, restricted stock units ("RSUs"), performance awards and other share-based awards to the employees, directors, consultants and advisors of the Company. The Company has awarded annual long-term grants of RSUs under its long-term incentive plans in order to align management compensation with Aptiv's overall business strategy. All of the RSUs granted under both the 2024 LTIP and PLC LTIP are eligible to receive dividend equivalents for any dividend paid from the grant date through the vesting date. When applicable, dividend equivalents are paid out in ordinary shares upon vesting of the underlying RSUs. In addition, the Company has competitive and market-appropriate ownership requirements for its directors and officers.

In connection with the reorganization transaction as further described in Note 1. General, in December 2024, Old Aptiv established a new publicly-listed Jersey parent company, New Aptiv, which is resident for tax purposes in Switzerland. As a result of the Transaction, all issued and outstanding ordinary shares of Old Aptiv were exchanged on a one-for-one basis for newly issued ordinary shares of New Aptiv. In connection with the Transaction, New Aptiv assumed Old Aptiv's long-term incentive plans.

*Board of Director Awards*

Aptiv has granted RSUs to the Board of Directors as detailed in the table below:

| Grant Date | RSUs granted | Grant Date Fair Value (1) | | Vesting Date | Shares Issued Upon Vesting | Fair Value of Shares at Issuance | | Shares Withheld to Cover Withholding Taxes |
|---|---|---|---|---|---|---|---|---|
| | | | | (dollars in millions) | | | | |
| April 2025 .... | 38,590 | $ | 2 | April 2026 | N/A | N/A | | N/A |
| April 2024 .... | 30,497 | $ | 2 | April 2025 | 29,199 | $ | 2 | 1,298 |
| April 2023 .... | 20,584 | $ | 2 | April 2024 | 18,272 | $ | 1 | 2,312 |

(1) Determined based on the closing price of the Company's ordinary shares on the date of the grant.

*Executive Awards*

Aptiv has made annual grants of RSUs to its executives in February of each year beginning in 2012. These awards include a time-based vesting portion and a performance-based vesting portion, as well as continuity awards in certain years. The time-based RSUs, which make up 40% of the awards for Aptiv's officers and 50% for Aptiv's other executives, vest ratably over three years beginning on the first anniversary of the grant date. The performance-based RSUs, which make up 60% of the awards for Aptiv's officers and 50% for Aptiv's other executives, vest at the completion of a three-year performance period if certain targets are met. Each executive will receive between 0% and 240% (200% prior to 2025) of his or her target performance-based award based on the Company's performance against established company-wide performance metrics, which are:

| Metric | 2025 Grant | 2021 - 2024 Grants |
|---|---|---|
| Average return on invested capital (1) | 70% | N/A |
| Software and adjacent market revenue | 30% | N/A |
| Relative total shareholder return (2) | (3) | 33% |
| Average return on net assets (4) | N/A | 33% |
| Cumulative net income | N/A | 33% |

(1) Average return on invested capital is measured by tax-affected operating income divided by average invested capital. Average invested capital is measured by the sum of average total shareholders' equity plus average net debt for each calendar year during the respective performance period.

(2) Relative total shareholder return is measured by comparing the average closing price per share of the Company's ordinary shares for the specified trading days in December of the performance period to the average closing price per share of the Company's ordinary shares for the specified trading days in December of the year preceding the grant, including dividends, and assessed against a comparable measure of competitor and peer group companies.

(3) The performance-based RSUs granted in 2025 are subject to a performance modifier based on relative total shareholder return, whereby the ultimate payout level of the performance-based RSUs may be adjusted upwards by 20% if relative total shareholder return is in the upper quartile against a comparable measure of competitor and peer group companies or downwards by 20% if in the bottom quartile for the specified trading days of the performance period as defined above. There will be no adjustment if relative total shareholder return is in the middle quartiles.

(4) Average return on net assets is measured by tax-affected operating income divided by average net working capital plus average net property, plant and equipment for each calendar year during the respective performance period.

The details of the annual executive grants were as follows:

| Grant Date | RSUs Granted | Grant Date Fair Value | Time-Based Award Vesting Dates | Performance-Based Award Vesting Date |
|---|---|---|---|---|
| | (in millions) | | | |
| February 2021 | 0.44 | $ 72 | Annually on anniversary of grant date, 2022 - 2024 | December 31, 2023 |
| February 2022 | 0.59 | $ 80 | Annually on anniversary of grant date, 2023 - 2025 | December 31, 2024 |
| February 2023 | 0.79 | $ 99 | Annually on anniversary of grant date, 2024 - 2026 | December 31, 2025 |
| February 2024 | 1.12 | $ 94 | Annually on anniversary of grant date, 2025 - 2027 | December 31, 2026 |
| February 2025 | 1.88 | $ 130 | Annually on anniversary of grant date, 2026 - 2028 | December 31, 2027 |

The grant date fair value of the RSUs is determined based on the target number of awards issued, the closing price of the Company's ordinary shares on the date of the grant of the award, including an estimate for forfeitures, and a contemporaneous valuation performed by a third-party valuation specialist with respect to the portion of the awards subject to relative total shareholder return.

Any new executives hired after the annual executive RSU grant date may be eligible to participate in the 2024 LTIP. The Company has also granted additional awards to employees in certain periods under both the PLC LTIP and 2024 LTIP. Any off-cycle grants made to new hires or other employees are valued at their grant date fair value based on the closing price of the Company's ordinary shares on the date of such grant.

The details of shares issued for vested annual executive grants are as follows:

| | Time-Based Awards | | | Performance-Based Awards | | |
|---|---|---|---|---|---|---|
| Vesting Date | Ordinary Shares Issued Upon Vesting | Fair Value of Shares at Issuance | Ordinary Shares Withheld to Cover Withholding Taxes | Ordinary Shares Issued Upon Vesting | Fair Value of Shares at Issuance | Ordinary Shares Withheld to Cover Withholding Taxes |
| | | | (dollars in millions) | | | |
| Q1 2025 | 554,363 | $ 36 | 224,317 | 138,010 | $ 9 | 58,518 |
| Q1 2024 | 461,052 | $ 36 | 188,897 | 151,245 | $ 12 | 65,910 |
| Q1 2023 | 286,337 | $ 33 | 116,753 | 315,664 | $ 37 | 138,036 |

A summary of RSU activity, including award grants, vesting and forfeitures is provided below:

| | RSUs | Weighted Average Grant Date Fair Value |
|---|---|---|
| | (in thousands) | |
| Nonvested, January 1, 2023 | 1,247 | $ 136.61 |
| Granted | 1,545 | $ 117.09 |
| Vested | (549) | $ 135.17 |
| Forfeited | (247) | $ 119.13 |
| Nonvested, December 31, 2023 | 1,996 | $ 124.06 |
| Granted | 1,972 | $ 77.95 |
| Vested | (714) | $ 123.39 |
| Forfeited | (484) | $ 114.99 |
| Nonvested, December 31, 2024 | 2,770 | $ 92.98 |
| Granted | 2,608 | $ 73.66 |
| Vested | (1,236) | $ 98.06 |
| Forfeited | (405) | $ 81.10 |
| Nonvested, December 31, 2025 | 3,737 | $ 79.10 |

As of December 31, 2025, there were approximately 450,000 Aptiv performance-based RSUs, with a weighted average grant date fair value of $133.15, that were vested but not yet distributed.

Aptiv recognized share-based compensation expense of $132 million ($118 million, net of tax), $112 million ($96 million, net of tax) and $107 million ($90 million net of tax) based on the Company's best estimate of ultimate performance against the respective targets during the years ended December 31, 2025, 2024 and 2023, respectively. Aptiv will continue to recognize compensation expense, based on the grant date fair value of the awards applied to the Company's best estimate of ultimate performance against the respective targets, over the requisite vesting periods of the awards. Based on the grant date fair value of the awards and the Company's best estimate of ultimate performance against the respective targets as of December 31, 2025, unrecognized compensation expense on a pre-tax basis of approximately $178 million is anticipated to be recognized over a weighted average period of approximately two years. For the years ended December 31, 2025, 2024 and 2023, respectively, approximately $26 million, $23 million and $33 million of cash was paid and reflected as a financing activity in the consolidated statements of cash flows related to the tax withholding for vested RSUs.

**Subsidiary Awards**

During 2023, certain employees of Wind River were granted stock options in Westerly, LLC (a subsidiary of the Company and parent company of Wind River) (the "Subsidiary Awards"). These Subsidiary Awards vest ratably over a three-year period subject to continuing employment. Subsidiary Awards become exercisable upon vesting.

A summary of the status of the Company's non-vested Subsidiary Awards is provided below:

| | Subsidiary Award Stock Options | Weighted Average Grant Date Fair Value |
|---|---|---|
| | (in thousands) | |
| Nonvested, January 1, 2023 | — | $ — |
| Granted | 8,102 | $ 3.66 |
| Vested | (2,305) | $ 3.69 |
| Forfeited | (731) | $ 3.69 |
| Nonvested, December 31, 2023 | 5,066 | $ 3.65 |
| Granted | 1,780 | $ 3.19 |
| Vested | (1,898) | $ 3.65 |
| Forfeited | (1,535) | $ 3.66 |
| Nonvested, December 31, 2024 | 3,413 | $ 3.41 |
| Granted | 527 | $ 3.20 |
| Vested | (2,082) | $ 3.47 |
| Forfeited | (588) | $ 3.43 |
| Nonvested, December 31, 2025 | 1,270 | $ 3.21 |

The following summarizes the weighted average inputs used in the Black-Scholes model to value the Subsidiary Awards granted during the years ended December 31, 2025, 2024 and 2023:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| Expected volatility (1) | 35.22 % | 35.16 % | 42.99 % |
| Expected term | 3.5 years | 3.5 years | 3.5 years |
| Expected dividends | $ — | $ — | $ — |
| Risk-free interest rate | 3.99 % | 4.05 % | 4.41 % |

(1) Expected volatility was primarily based on the historical volatility of a group of comparable publicly traded entities as determined by the Company.

Aptiv recognized share-based compensation expense related to these Subsidiary Awards of $7 million, $8 million and $8 million during the years ended December 31, 2025, 2024 and 2023, respectively. Aptiv will continue to recognize compensation expense based on the grant date fair value of the Subsidiary Awards over the requisite service period. As of December 31, 2025, unrecognized compensation expense on a pre-tax basis related to unvested Subsidiary Awards of approximately $3 million is anticipated to be recognized over a period of approximately one year.

## 22. SEGMENT REPORTING

In connection with the Separation, as further described in Note 26. Separation of Electrical Distribution Systems, in the first quarter of 2025, Aptiv realigned its business into three reportable operating segments: Advanced Safety and User Experience, Engineered Components Group and Electrical Distribution Systems. Prior period amounts have been adjusted retrospectively to reflect the change in reportable operating segments, consistent with the current year presentation, throughout the consolidated financial statements and the accompanying notes to the consolidated financial statements.

Aptiv operates its core business along the following operating segments, which are grouped on the basis of similar product, market and operating factors:

- Advanced Safety and User Experience, which includes platforms and modular offerings, such as intelligent sensors, high-performance compute, and advance software tools and services.
- Engineered Components Group, which includes connection systems, high-performance interconnects, and cable management and protection solutions that optimize the distribution of power, signal and data for next-generation applications across multiple end markets.

- Electrical Distribution Systems, which includes a full range of low voltage and high voltage power, signal and data distribution solutions needed to deliver fully integrated, cost-optimized architectures. As described in Note 26. Separation of Electrical Distribution Systems, the Company is pursuing a separation of the Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders.
- Eliminations and Other, which includes i) the elimination of inter-segment transactions, and ii) certain other expenses and income of a non-operating or strategic nature.

The accounting policies of the segments are the same as those described in Note 2. Significant Accounting Policies, except that the disaggregated financial results for the segments have been prepared using a management approach, which is consistent with the basis and manner in which management internally disaggregates financial information for which Aptiv's chief operating decision maker ("CODM"), who is the Company's chair and chief executive officer, regularly reviews financial results to assess performance of, and make internal operating decisions about allocating resources to, the segments.

Generally, Aptiv evaluates segment performance based on stand-alone segment net income before interest expense, other income (expense), net, income tax (expense) benefit, equity income (loss), net of tax, amortization, restructuring, Separation costs related to the planned spin-off of the Electrical Distribution Systems business, other acquisition and portfolio project costs (which includes costs incurred to integrate acquired businesses and to plan and execute product portfolio transformation actions, including business and product acquisitions and divestitures), goodwill and other asset impairments, compensation expense related to acquisitions and gains (losses) on business divestitures and other transactions ("Adjusted Operating Income").

Aptiv's management, including the CODM, utilizes Adjusted Operating Income as the key performance measure of segment income or loss to evaluate segment performance, and for planning and forecasting purposes to allocate resources to the segments, as management believes this measure is most reflective of the operational profitability or loss of Aptiv's operating segments. The CODM regularly evaluates budget-to-actual and period-over-period variances for this metric when making decisions about the allocation of operating and capital resources to each segment. The CODM also uses Adjusted Operating Income in evaluating the operating performance of each segment and as part of determining the compensation of the segment managers and certain other employees.

Segment Adjusted Operating Income should not be considered a substitute for results prepared in accordance with U.S. GAAP and should not be considered an alternative to net income attributable to Aptiv, which is the most directly comparable financial measure to Adjusted Operating Income that is prepared in accordance with U.S. GAAP. Segment Adjusted Operating Income, as determined and measured by Aptiv, should also not be compared to similarly titled measures reported by other companies.

Included below are sales, significant expenses and operating data for Aptiv's segments for the years ended December 31, 2025, 2024 and 2023, as well as balance sheet data as of December 31, 2025 and 2024.

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other (1) | Total |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **For the Year Ended December 31, 2025:** | | | | | |
| Sales from external customers | $ 5,771 | $ 5,813 | $ 8,814 | $ — | $ 20,398 |
| Intersegment revenues | 21 | 849 | 4 | (874) | — |
| Net sales | $ 5,792 | $ 6,662 | $ 8,818 | $ (874) | $ 20,398 |
| Cost of sales | (4,709) | (4,927) | (7,738) | 874 | (16,500) |
| Selling, general and administrative | (453) | (621) | (599) | — | (1,673) |
| Other segment items (2) | 28 | 15 | 193 | — | 236 |
| Segment adjusted operating income | $ 658 | $ 1,129 | $ 674 | $ — | $ 2,461 |
| Depreciation and amortization | $ 300 | $ 447 | $ 244 | $ — | $ 991 |
| Goodwill impairment | $ 648 | $ — | $ — | $ — | $ 648 |
| Net gain on equity method transactions | $ 46 | $ — | $ — | $ — | $ 46 |
| Equity (loss) income, net of tax | $ (51) | $ — | $ 13 | $ — | $ (38) |
| Net income attributable to noncontrolling interest | $ — | $ — | $ 19 | $ — | $ 19 |
| Net loss attributable to redeemable noncontrolling interest | $ — | $ (3) | $ — | $ — | $ (3) |
| Capital expenditures | $ 157 | $ 314 | $ 160 | $ 25 | $ 656 |

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other (1) | Total |
|---|---|---|---|---|---|
| | | | (in millions) | | |
| **For the Year Ended December 31, 2024:** | | | | | |
| Sales from external customers | $ 5,785 | $ 5,621 | $ 8,307 | $ — | $ 19,713 |
| Intersegment revenues | 6 | 763 | 2 | (771) | — |
| Net sales | $ 5,791 | $ 6,384 | $ 8,309 | $ (771) | $ 19,713 |
| Cost of sales | (4,691) | (4,747) | (7,335) | 771 | (16,002) |
| Selling, general and administrative | (445) | (595) | (425) | — | (1,465) |
| Other segment items (2) | 59 | 31 | 30 | — | 120 |
| Segment adjusted operating income | $ 714 | $ 1,073 | $ 579 | $ — | $ 2,366 |
| Depreciation and amortization | $ 300 | $ 429 | $ 235 | $ — | $ 964 |
| Net gain on equity method transactions | $ 605 | $ — | $ — | $ — | $ 605 |
| Equity (loss) income, net of tax | $ (140) | $ — | $ 22 | $ — | $ (118) |
| Net income attributable to noncontrolling interest | $ — | $ — | $ 24 | $ — | $ 24 |
| Net loss attributable to redeemable noncontrolling interest | $ — | $ (1) | $ — | $ — | $ (1) |
| Capital expenditures | $ 201 | $ 368 | $ 212 | $ 49 | $ 830 |

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other (1) | | Total |
|---|---|---|---|---|---|---|
| | | | (in millions) | | | |
| **For the Year Ended December 31, 2023:** | | | | | | |
| Sales from external customers | $ 5,695 | $ 5,527 | $ 8,829 | $ — | $ | 20,051 |
| Intersegment revenues | — | 888 | 3 | (891) | | — |
| Net sales | $ 5,695 | $ 6,415 | $ 8,832 | $ (891) | $ | 20,051 |
| Cost of sales | (4,843) | (4,859) | (7,801) | 891 | | (16,612) |
| Selling, general and administrative | (450) | (579) | (407) | — | | (1,436) |
| Other segment items (2) | 49 | 32 | 43 | — | | 124 |
| Segment adjusted operating income | $ 451 | $ 1,009 | $ 667 | $ — | $ | 2,127 |
| Depreciation and amortization | $ 274 | $ 404 | $ 234 | $ — | $ | 912 |
| Equity (loss) income, net of tax | $ (312) | $ — | $ 13 | $ — | $ | (299) |
| Net income attributable to noncontrolling interest | $ — | $ — | $ 28 | $ — | $ | 28 |
| Capital expenditures | $ 207 | $ 423 | $ 216 | $ 60 | $ | 906 |

(1) Eliminations and Other includes the elimination of inter-segment transactions. Capital expenditures amounts are attributable to corporate administrative and support functions, including corporate headquarters and certain technical centers.

(2) Other segment items represent costs that are not included in Adjusted operating income, such as other acquisitions and portfolio project costs, goodwill and other asset impairments, compensation expense related to acquisitions and Separation costs, as described above in the definition of Adjusted operating income.

The reconciliations of Segment Adjusted Operating Income to net income attributable to Aptiv for the years ended December 31, 2025, 2024 and 2023 are as follows:

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Total |
|---|---|---|---|---|
| | (in millions) | | | |
| **For the Year Ended December 31, 2025:** | | | | |
| Segment adjusted operating income | $ 658 | $ 1,129 | $ 674 | $ 2,461 |
| Amortization | (89) | (118) | (1) | (208) |
| Restructuring | (58) | (41) | (86) | (185) |
| Separation costs | — | — | (178) | (178) |
| Other acquisition and portfolio project costs | (14) | (7) | (9) | (30) |
| Asset impairments | (2) | (8) | (6) | (16) |
| Goodwill impairment | (648) | — | — | (648) |
| Compensation expense related to acquisitions | (17) | — | — | (17) |
| Gain on asset sale | 5 | — | — | 5 |
| Operating income | | | | 1,184 |
| Interest expense | | | | (361) |
| Other income, net | | | | 50 |
| Net gain on equity method transactions | | | | 46 |
| Income before income taxes and equity loss | | | | 919 |
| Income tax expense | | | | (700) |
| Equity loss, net of tax | | | | (38) |
| Net income | | | | 181 |
| Net income attributable to noncontrolling interest | | | | 19 |
| Net loss attributable to redeemable noncontrolling interest | | | | (3) |
| Net income attributable to Aptiv | | | | $ 165 |

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Total |
|---|---|---|---|---|
| | (in millions) | | | |
| **For the Year Ended December 31, 2024:** | | | | |
| Segment adjusted operating income | $ 714 | $ 1,073 | $ 579 | $ 2,366 |
| Amortization | (89) | (120) | (2) | (211) |
| Restructuring | (53) | (39) | (101) | (193) |
| Other acquisition and portfolio project costs | (27) | (23) | (30) | (80) |
| Asset impairments | (14) | (8) | — | (22) |
| Compensation expense related to acquisitions | (18) | — | — | (18) |
| Operating income | | | | 1,842 |
| Interest expense | | | | (337) |
| Other income, net | | | | 41 |
| Net gain on equity method transactions | | | | 605 |
| Income before income taxes and equity loss | | | | 2,151 |
| Income tax expense | | | | (223) |
| Equity loss, net of tax | | | | (118) |
| Net income | | | | 1,810 |
| Net income attributable to noncontrolling interest | | | | 24 |
| Net loss attributable to redeemable noncontrolling interest | | | | (1) |
| Net income attributable to Aptiv | | | | $ 1,787 |

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Total |
|---|---|---|---|---|
| | (in millions) | | | |
| **For the Year Ended December 31, 2023:** | | | | |
| Segment adjusted operating income | $ 451 | $ 1,009 | $ 667 | $ 2,127 |
| Amortization | (93) | (128) | (12) | (233) |
| Restructuring | (129) | (34) | (48) | (211) |
| Other acquisition and portfolio project costs | (20) | (30) | (30) | (80) |
| Asset impairments | (3) | (2) | (13) | (18) |
| Compensation expense related to acquisitions | (26) | — | — | (26) |
| Operating income | | | | 1,559 |
| Interest expense | | | | (285) |
| Other income, net | | | | 63 |
| Income before income taxes and equity loss | | | | 1,337 |
| Income tax benefit | | | | 1,928 |
| Equity loss, net of tax | | | | (299) |
| Net income | | | | 2,966 |
| Net income attributable to noncontrolling interest | | | | 28 |
| Net income attributable to Aptiv | | | | $ 2,938 |

| | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other (1) | Total |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| **Balance as of December 31, 2025:** | | | | | |
| Investment in affiliates | $ 1,288 | $ — | $ 143 | $ — | $ 1,431 |
| Goodwill | $ 1,679 | $ 2,329 | $ 588 | $ — | $ 4,596 |
| Total segment assets | $ 9,213 | $ 10,236 | $ 5,575 | $ (1,611) | $ 23,413 |
| **Balance as of December 31, 2024:** | | | | | |
| Investment in affiliates | $ 1,301 | $ — | $ 132 | $ — | $ 1,433 |
| Goodwill | $ 2,326 | $ 2,110 | $ 588 | $ — | $ 5,024 |
| Total segment assets | $ 9,585 | $ 9,707 | $ 5,019 | $ (853) | $ 23,458 |

(1) Eliminations and Other includes corporate assets and the elimination of inter-segment transactions.

Information concerning principal geographic areas is set forth below. Net sales reflects the manufacturing location and is for the years ended December 31, 2025, 2024 and 2023. Long-lived assets is as of December 31, 2025, 2024 and 2023.

| | Year Ended December 31, 2025 | | Year Ended December 31, 2024 | | Year Ended December 31, 2023 | |
| | Net Sales | Long-Lived Assets (1) | Net Sales | Long-Lived Assets (1) | Net Sales | Long-Lived Assets (1) |
|---|---|---|---|---|---|---|
| | (in millions) | | | | | |
| United States (2) | $ 7,361 | $ 1,062 | $ 6,934 | $ 1,167 | $ 7,021 | $ 1,204 |
| Other North America | 207 | 379 | 207 | 375 | 174 | 378 |
| Europe, Middle East & Africa (3) | 6,566 | 1,693 | 6,489 | 1,538 | 6,738 | 1,576 |
| Asia Pacific (4) | 5,872 | 1,079 | 5,722 | 1,060 | 5,697 | 1,104 |
| South America | 392 | 62 | 361 | 53 | 421 | 63 |
| Total | $ 20,398 | $ 4,275 | $ 19,713 | $ 4,193 | $ 20,051 | $ 4,325 |

(1) Includes property, plant and equipment, net of accumulated depreciation and operating lease right-of-use assets.

(2) Includes net sales and machinery, equipment and tooling that relate to the Company's maquiladora operations located in Mexico. These assets are utilized to produce products sold to customers located in the U.S.

(3) Includes Aptiv's country of domicile, Jersey. The Company had no sales or long-lived assets in Jersey in any period. The largest portion of net sales in the Europe, Middle East & Africa region was $1,639 million, $1,632 million and $1,701 million in Germany for the years ended December 31, 2025, 2024 and 2023, respectively.

(4) Net sales and long-lived assets in Asia Pacific are primarily attributable to China.

## 23. FOURTH QUARTER DATA (UNAUDITED)

The following is a condensed summary of the Company's unaudited results of operations for the three months ended December 31, 2025 and 2024.

| | Three Months Ended December 31, | |
| | 2025 | 2024 |
|---|---|---|
| | (in millions, except per share amounts) | |
| Net sales | $ 5,153 | $ 4,907 |
| Cost of sales | 4,190 | 3,945 |
| Gross margin | $ 963 | $ 962 |
| Operating income (1) | $ 425 | $ 479 |
| Net income (2) | $ 147 | $ 275 |
| Net income attributable to Aptiv | $ 138 | $ 268 |
| Basic net income per share: | | |
| Basic net income per share attributable to ordinary shareholders | $ 0.64 | $ 1.14 |
| Weighted average number of basic shares outstanding | 214.89 | 235.04 |
| Diluted net income per share: | | |
| Diluted net income per share attributable to ordinary shareholders | $ 0.64 | $ 1.14 |
| Weighted average number of diluted shares outstanding | 216.14 | 235.46 |

(1) In the fourth quarter of 2025, Aptiv recorded restructuring charges totaling $36 million. In the fourth quarter of 2024, Aptiv recorded restructuring charges totaling $68 million, of which $25 million was recognized for a program initiated in the fourth quarter of 2024 focused on global salaried workforce optimization. Refer to Note 10. Restructuring for additional information.

(2) In the fourth quarter of 2024, Aptiv recorded a non-cash long-lived asset impairment charge of approximately $36 million related to its equity method investment in TTTech Auto, as further discussed in Note 5. Investments in Affiliates.

# 24. REVENUE

Refer to Note 2. Significant Accounting Policies for a complete description of the Company's revenue recognition accounting policy.

## Nature of Goods and Services

The principal activity from which the Company generates its revenue is the manufacturing of production parts for OEM customers. Aptiv recognizes revenue for production parts at a point in time, rather than over time, as the performance obligation is satisfied when customers obtain control of the product upon title transfer and not as the product is manufactured or developed.

Although production parts are highly customized with no alternative use, Aptiv does not have an enforceable right to payment as customers have the right to cancel a product program without a notification period. The amount of revenue recognized is based on the purchase order price and adjusted for revenue allocated to variable consideration (i.e., estimated rebates and price discounts), as applicable. Customers typically pay for production parts based on customary business practices with payment terms averaging 60 days.

The Company also generates revenue from the sale of software licenses, post delivery support and maintenance and professional software services. The Company generally recognizes revenue for software licenses and professional software services at a point in time upon delivery or when the services are provided. Revenue from post delivery support and maintenance for software contracts is generally recognized over time on a ratable basis over the contract term. Under certain of these arrangements, timing may differ between revenue recognition and billing.

## Disaggregation of Revenue

Revenue generated from Aptiv's operating segments is disaggregated by primary geographic market and by core product line in the following tables for the years ended December 31, 2025, 2024 and 2023. Information concerning geographic market reflects the manufacturing location.

Revenue by geographic market for the years ended December 31, 2025, 2024 and 2023 is as follows:

| For the Year Ended December 31, 2025: | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other | Total |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| **Geographic Market** | | | | | |
| North America | $ 2,269 | $ 2,094 | $ 3,566 | $ (361) | $ 7,568 |
| Europe, Middle East and Africa | 2,554 | 2,141 | 2,079 | (208) | 6,566 |
| Asia Pacific | 969 | 2,291 | 2,897 | (285) | 5,872 |
| South America | — | 136 | 276 | (20) | 392 |
| Total net sales | $ 5,792 | $ 6,662 | $ 8,818 | $ (874) | $ 20,398 |

| For the Year Ended December 31, 2024: | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other | Total |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| **Geographic Market** | | | | | |
| North America | $ 2,050 | $ 2,094 | $ 3,318 | $ (321) | $ 7,141 |
| Europe, Middle East and Africa | 2,655 | 2,025 | 1,977 | (168) | 6,489 |
| Asia Pacific | 1,086 | 2,118 | 2,782 | (264) | 5,722 |
| South America | — | 147 | 232 | (18) | 361 |
| Total net sales | $ 5,791 | $ 6,384 | $ 8,309 | $ (771) | $ 19,713 |

| For the Year Ended December 31, 2023: | Advanced Safety and User Experience | Engineered Components Group | Electrical Distribution Systems | Eliminations and Other | Total |
|---|---|---|---|---|---|
| | (in millions) | | | | |
| **Geographic Market** | | | | | |
| North America | $ 1,860 | $ 2,094 | $ 3,601 | $ (360) | $ 7,195 |
| Europe, Middle East and Africa | 2,713 | 2,084 | 2,112 | (171) | 6,738 |
| Asia Pacific | 1,122 | 2,049 | 2,866 | (340) | 5,697 |
| South America | — | 188 | 253 | (20) | 421 |
| Total net sales | $ 5,695 | $ 6,415 | $ 8,832 | $ (891) | $ 20,051 |

Revenue by core product line for the years ended December 31, 2025, 2024 and 2023 is as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | **2025** | **2024** | **2023** |
| | (in millions) | | |
| Active Safety | $ 3,049 | $ 2,932 | $ 2,522 |
| Smart Vehicle Compute and Software | 562 | 506 | 506 |
| User Experience and Other | 2,243 | 2,412 | 2,723 |
| Eliminations | (62) | (59) | (56) |
| Advanced Safety and User Experience | 5,792 | 5,791 | 5,695 |
| Engineered Components Group | 6,662 | 6,384 | 6,415 |
| Electrical Distribution Systems | 8,818 | 8,309 | 8,832 |
| Eliminations | (874) | (771) | (891) |
| Total net sales | $ 20,398 | $ 19,713 | $ 20,051 |

## Contract Balances

Contract liabilities solely consist of deferred revenue. As of December 31, 2025 and 2024, the balance of contract liabilities was $90 million (of which $84 million was recorded in other current liabilities and $6 million was recorded in other long-term liabilities) and $124 million (of which $111 million was recorded in other current liabilities and $13 million was recorded in other long-term liabilities), respectively. The decrease in the contract liabilities balance was primarily driven by $106 million of revenues recognized during the year ended December 31, 2025 that were included in the contract liability balance as of December 31, 2024, partially offset by cash payments received or due in advance of the performance obligation being satisfied.

Contract assets are primarily comprised of unbilled receivables, which consist of amounts related to the Company's unconditional right to consideration for completed performance obligations that have not been invoiced. As of December 31, 2025 and 2024, the balance of contract assets was $160 million (of which $68 million was recorded in other current assets and $92 million was recorded in other long-term assets) and $130 million (of which $65 million was recorded in other current assets and $65 million was recorded in other long-term assets), respectively.

## Remaining Performance Obligations

For production parts, customer contracts generally are represented by a combination of a current purchase order and a current production schedule issued by the customer. There are no contracts for production parts outstanding beyond one year. Aptiv does not enter into fixed long-term supply agreements.

As permitted, Aptiv does not disclose information about remaining performance obligations that have original expected durations of one year or less for production parts.

Customer contracts for sales of software and related services are generally represented by a sales contract or purchase order with contract durations typically ranging from one to three years. Remaining performance obligations include contract liabilities and unbilled amounts that will be recognized as revenue in future periods. Transaction price allocated to the remaining performance obligation is based on the standalone selling price. The value of the transaction price allocated to remaining performance obligations under software and related service contracts as of December 31, 2025 was approximately $172 million. The Company expects to recognize approximately 65% of remaining performance obligations as revenue in the next twelve months, and the remainder thereafter.

**Payments to Customers**

From time to time, Aptiv makes payments to customers in conjunction with ongoing business. These payments to customers are generally recognized as a reduction to revenue at the time of the commitment to make these payments. However, certain other payments to customers, or upfront fees, are capitalized as they are directly attributable to a contract, are incremental and management expects the fees to be recoverable. As of December 31, 2025 and 2024, Aptiv has recorded $54 million (of which $14 million was classified within other current assets and $40 million was classified within other long-term assets) and $53 million (of which $10 million was classified within other current assets and $43 million was classified within other long-term assets), respectively, related to these capitalized upfront fees.

Capitalized upfront fees are amortized to revenue based on the transfer of goods and services to the customer for which the upfront fees relate, which typically range from three to five years. There have been no impairment losses in relation to the costs capitalized. The amount of amortization to net sales was $10 million, $17 million and $27 million for the years ended December 31, 2025, 2024 and 2023, respectively.

## 25. LEASES

**Lease Portfolio**

The Company has operating and finance leases for real estate, office equipment, automobiles, forklifts and certain other equipment. The Company's leases have remaining lease terms of one year to 25 years, some of which include options to extend the leases for up to ten years, and some of which include options to terminate the leases within one year. Certain of our lease agreements include rental payments which are adjusted periodically for inflation. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants. When available, we use the rate implicit in the lease to discount lease payments to present value; however, most of our leases do not provide a readily determinable implicit rate. Therefore, we must estimate our incremental borrowing rate to discount the lease payments based on information available at lease commencement. The incremental borrowing rate is not a quoted rate and is primarily derived by applying a spread over U.S. Treasury rates with a similar duration to the Company's lease payments. The spread utilized is based on the Company's credit rating and the impact of full collateralization.

*Related Party Lease Agreement*

Aptiv subleases certain office space to Motional, our autonomous driving joint venture, which has a remaining lease term of approximately three years as of December 31, 2025. Total income under the agreement was $2 million, $3 million and $4 million during the years ended December 31, 2025, 2024 and 2023, respectively. The sublease income and Aptiv's associated operating lease cost are recorded to cost of sales in the consolidated statements of operations. The Company believes the terms of the lease agreement have not significantly been affected by the fact the Company and the lessee are related parties.

The components of lease expense were as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| **Lease cost:** | | | |
| Finance lease cost: | | | |
| Amortization of right-of-use assets | $ 4 | $ 4 | $ 5 |
| Interest on lease liabilities | — | 1 | 1 |
| Total finance lease cost | 4 | 5 | 6 |
| Operating lease cost | 157 | 150 | 142 |
| Short-term lease cost | 22 | 9 | 17 |
| Variable lease cost | 10 | 22 | 3 |
| Sublease income (1) | (3) | (3) | (5) |
| Total lease cost | $ 190 | $ 183 | $ 163 |

(1) Sublease income excludes rental income from owned properties of $9 million, $9 million and $8 million for the years ended December 31, 2025, 2024 and 2023, respectively, which is included in other income, net.

There were no impairments of lease assets during the year ended December 31, 2025. During the year ended December 31, 2024, the Company recorded impairment charges of $14 million related to operating lease right-of-use assets that will no longer be in use during the remaining lease terms, which was recorded within cost of sales in the consolidated statements of operations. During the year ended December 31, 2023, the Company recorded an impairment charge of $10 million related to an operating lease right-of-use asset in Ukraine that will no longer be in use during the remaining lease term, which was recorded within cost of sales in the consolidated statements of operations.

Supplemental cash flow and other information related to leases was as follows:

| | Year Ended December 31, | | |
|---|---|---|---|
| | 2025 | 2024 | 2023 |
| | (in millions) | | |
| **Cash paid for amounts included in the measurement of lease liabilities:** | | | |
| Operating cash flows for finance leases | $ — | $ 1 | $ 1 |
| Operating cash flows for operating leases | $ 152 | $ 143 | $ 134 |
| Financing cash flows for finance leases | $ 4 | $ 5 | $ 5 |
| **Right-of-use assets obtained in exchange for lease obligations:** | | | |
| Operating leases | $ 86 | $ 54 | $ 94 |
| Finance leases | $ 1 | $ 2 | $ 1 |

Supplemental balance sheet information related to leases was as follows:

| | December 31, | |
| | 2025 | 2024 |
| | (dollars in millions) | |
|---|---|---|
| **Operating leases:** | | |
| Operating lease right-of-use assets | $ 501 | $ 495 |
| Accrued liabilities (Note 8) | $ 142 | $ 124 |
| Long-term operating lease liabilities | 401 | 412 |
|     Total operating lease liabilities | $ 543 | $ 536 |
| | | |
| **Finance leases:** | | |
| Property and equipment | $ 28 | $ 25 |
| Less: accumulated depreciation | (22) | (18) |
|     Total property, net | $ 6 | $ 7 |
| Short-term debt (Note 11) | $ 4 | $ 4 |
| Long-term debt (Note 11) | 4 | 5 |
|     Total finance lease liabilities | $ 8 | $ 9 |
| | | |
| **Weighted average remaining lease term:** | | |
| Operating leases | 5 years | 6 years |
| Finance leases | 2 years | 3 years |
| | | |
| **Weighted average discount rate:** | | |
| Operating leases | 4.00 % | 4.50 % |
| Finance leases | 4.25 % | 4.50 % |

Maturities of lease liabilities were as follows:

| | Operating Leases | Finance Leases |
| | (in millions) | |
|---|---|---|
| **As of December 31, 2025** | | |
| 2026 | $ 160 | $ 4 |
| 2027 | 133 | 2 |
| 2028 | 98 | 1 |
| 2029 | 61 | 1 |
| 2030 | 47 | — |
| Thereafter | 103 | — |
|     Total lease payments | 602 | 8 |
| Less: imputed interest | (59) | — |
|     Total | $ 543 | $ 8 |

As of December 31, 2025, the Company has entered into additional operating leases, primarily for real estate, that have not yet commenced of approximately $50 million. These operating leases are anticipated to commence primarily in 2026 with lease terms of four to ten years.

## 26. SEPARATION OF ELECTRICAL DISTRIBUTION SYSTEMS

On January 22, 2025, the Company announced its intention to pursue a separation of its Electrical Distribution Systems business into a new, independent publicly traded company, through a transaction expected to be treated as a tax-free spin-off to its shareholders (the "Separation"). The Company plans to complete the Separation by April 1, 2026, subject to customary closing conditions. The new publicly traded Electrical Distributions Systems spin-off company will be named Versigent, and will trade on the NYSE under the symbol "VGNT" following the distribution date.

As described in Note 11. Debt, in November 2025 Versigent, the holding company formed in connection with the Separation, entered into the Spin-Off Credit Agreement, which will provide a senior secured five-year $500 million term loan facility and a $850 million five-year senior secured revolving credit facility in connection with the Separation. The Spin-Off Credit Facilities are expected to become available to Versigent no later than the date of the Separation, subject to the satisfaction of certain conditions customary for financings of this type.

During the year ended December 31, 2025, the Company incurred costs of approximately $178 million related to the Separation. These costs, which are included in selling, general and administrative expense within the consolidated statements of operations, were primarily related to third-party professional fees associated with planning the Separation. The Company expects to continue to incur additional expenses related to the Separation through the completion of the transaction.

## ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## ITEM 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

Management of the Company, under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer, carried out an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2025. As defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), disclosure controls and procedures are controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported on a timely basis, and that such information is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. The Company's disclosure controls and procedures include components of the Company's internal control over financial reporting. Based upon this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of December 31, 2025.

### Management's Report on Internal Control Over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f), for the Company. Under the supervision of the Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of December 31, 2025 based on the framework set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework (2013)." Based on that evaluation, management has concluded that the Company's internal control over financial reporting was effective as of December 31, 2025.

Ernst & Young LLP has issued an attestation report which is included herein as the Report of Independent Registered Public Accounting Firm under the section headed Financial Statements and Supplementary Data for the year ended December 31, 2025.

### Changes in Internal Control Over Financial Reporting

There were no material changes in the Company's internal control over financial reporting, identified in connection with management's evaluation of internal control over financial reporting, that occurred during the quarter and year ended December 31, 2025 that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

## ITEM 9B. OTHER INFORMATION

### Securities Trading Plans of Executive Officers and Directors

Transactions in our securities by our executive officers and directors are required to be made in accordance with our insider trading policy, which, among other things, requires that the transactions be in accordance with applicable U.S. federal securities laws that prohibit trading while in possession of material nonpublic information. Our insider trading policy permits our executive officers and directors to enter into trading plans in accordance with Rule 10b5-1.

The following table describes contracts, instructions or written plans for the sale or purchase of our securities adopted by our executive officers and directors during the fourth quarter of 2025, each of which is intended to satisfy the affirmative defense conditions of Rule 10b5-1(c), referred to as Rule 10b5-1 trading plans.

| Name and Title | Action | Date of Adoption of Rule 10b5-1 Trading Plan | Scheduled Expiration Date of Rule 10b5-1 Trading Plan (1) | Aggregate Number of Securities/Dollar Value to be Purchased or Sold |
|---|---|---|---|---|
| Allan J. Brazier *Senior Vice President and Chief Accounting Officer* | Adoption | 11/5/2025 | 5/15/2026 | Sale of up to 10,229 ordinary shares |

(1) In each case, a trading plan may also expire on such earlier dates as all transactions under the trading plan are completed.

During the fourth quarter of 2025, no executive officer or director of the Company adopted, modified or terminated any non-Rule 10b5-1 trading arrangement (as defined in Item 408(c) of Regulation S-K).

**PART III**

## ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The information called for by Item 10, as to the audit committee and the audit committee financial expert, is incorporated by reference to the Company's Definitive Proxy Statement to be filed with the SEC pursuant to Regulation 14A in connection with the Company's 2026 Annual General Meeting of Shareholders (the "Proxy Statement") under the headings "Board Practices" and "Board Committees." The information called for by Item 10, as to executive officers, is set forth under Executive Officers of the Registrant in the Supplementary Item in Part I of this Annual Report on Form 10-K. The information called for by Item 10, as to directors, is incorporated by reference to the Company's Proxy Statement under the headings "Election of Directors" and "Board Practices."

The Company has adopted a code of ethics, the Code of Conduct, which applies to its principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, and all other employees and non-employee directors of the Company. The Code of Conduct is posted on the Company's website ([aptiv.com](aptiv.com)). The Company intends to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of the code of ethics that applies to the Company's principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions, by posting such information on the Company's website, at the address specified above.

The Company's Corporate Governance Guidelines and charters for each Committee of its Board of Directors are also available on the Company's website. The Code of Conduct, Corporate Governance Guidelines and charters are also available in print to any shareholder who submits a request to: Corporate Secretary, Aptiv PLC, Spitalstrasse 5, 8200 Schaffhausen, Switzerland.

Information on the Company's website is not deemed to be incorporated by reference into this Annual Report on Form 10-K.

## ITEM 11. EXECUTIVE COMPENSATION

The information called for by Item 11 is incorporated by reference to the Company's Proxy Statement under the headings "Director Compensation," "Compensation Discussion and Analysis" and "Compensation Committee Report."

## ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The information called for by Item 12, as to security ownership of certain beneficial owners, directors and management, is incorporated by reference to the Company's Proxy Statement under the headings "Ownership of Certain Beneficial Owners" and "Security Ownership of Management."

Information as of December 31, 2025 about the Company's ordinary shares that may be issued under all of its equity compensation plans is set forth in Part II Item 5 of this Annual Report on Form 10-K.

## ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

The information called for by Item 13, as to director independence, is incorporated by reference to the Company's Proxy Statement under the heading "Board Practices." The information called for by Item 13, as to related person transactions, is incorporated by reference to the Company's Proxy Statement under the heading "Relationships and Related Party Transactions."

## ITEM 14. PRINCIPAL ACCOUNTING FEES AND SERVICES

The information called for by Item 14 is incorporated by reference to the Company's Proxy Statement under the heading "Independent Registered Public Accounting Firm's Fees."

## ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K.

(1) Financial Statements:

(2) Financial Statement Schedule:

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS AND RESERVES

| | Balance at Beginning of Period | Additions Charged to Costs and Expenses | Deductions | Other Activity | Balance at End of Period |
|---|---|---|---|---|---|
| | | (in millions) | | | |
| **December 31, 2025:** | | | | | |
| Allowance for doubtful accounts | $ 37 | $ 13 | $ (10) | $ 5 | $ 45 |
| Tax valuation allowance (a) | $ 1,704 | $ 1,422 | $ (106) | $ 45 | $ 3,065 |
| **December 31, 2024:** | | | | | |
| Allowance for doubtful accounts | $ 52 | $ 11 | $ (24) | $ (2) | $ 37 |
| Tax valuation allowance (a) | $ 3,032 | $ 70 | $ (1,382) | $ (16) | $ 1,704 |
| **December 31, 2023:** | | | | | |
| Allowance for doubtful accounts | $ 52 | $ 12 | $ (12) | $ — | $ 52 |
| Tax valuation allowance (a) | $ 756 | $ 2,264 | $ (2) | $ 14 | $ 3,032 |

(a) Additions Charged to Costs and Expenses and Deductions are partially related to changes in taxable losses during the year with no impact on the effective tax rate.

The other schedules have been omitted because they are not applicable, not required or the information to be set forth therein is included in the Consolidated Financial Statements or notes thereto.

(3) Exhibits: (including those incorporated by reference)

| Exhibit Number | Description | Incorporated by Reference | | |
| --- | --- | --- | --- | --- |
| | | Form | Exhibit | Filing Date |
| 3.1 | Memorandum and Articles of Association of Aptiv PLC | 8-K | 3.1 | December 18, 2024 |
| 4.1 | Senior Notes Indenture, dated as of March 10, 2015, among Aptiv PLC, Wilmington Trust, National Association, as Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.1 | March 10, 2015 |
| 4.2 | First Supplemental Indenture, dated as of March 10, 2015, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | March 10, 2015 |
| 4.3 | Second Supplemental Indenture, dated as of November 19, 2015, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | November 19, 2015 |
| 4.4 | Third Supplemental Indenture, dated as of September 15, 2016, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | September 15, 2016 |
| 4.5 | Fourth Supplemental Indenture, dated as of September 20, 2016, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | September 20, 2016 |
| 4.6 | Fifth Supplemental Indenture, dated as of March 14, 2019, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | March 14, 2019 |
| 4.7 | Sixth Supplemental Indenture, dated as of November 23, 2021, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | November 23, 2021 |
| 4.8 | Seventh Supplemental Indenture, dated as of December 27, 2021, among Aptiv PLC, Aptiv Global Financing Limited, the guarantors named therein, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 10-K | 4.8 | February 8, 2023 |
| 4.9 | Eighth Supplemental Indenture, dated as of February 18, 2022, among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Limited, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | February 18, 2022 |
| 4.10 | Ninth Supplemental Indenture, dated as of February 18, 2022, among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Limited, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.3 | February 18, 2022 |
| 4.11 | Tenth Supplemental Indenture, dated as of June 11, 2024, among Aptiv PLC, Aptiv Global Financing Designated Activity Company, Aptiv Corporation, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | June 11, 2024 |
| 4.12 | Eleventh Supplemental Indenture, dated as of September 13, 2024, among Aptiv PLC, Aptiv Global Financing Designated Activity Company, Aptiv Corporation, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent, with respect to the Senior Notes | 8-K | 4.3 | September 13, 2024 |
| 4.13 | Twelfth Supplemental Indenture, dated as of December 17, 2024, among Aptiv Irish Holdings Limited (formerly known as Aptiv PLC), as issuer, Aptiv Corporation, Aptiv Global Financing Designated Activity Company, Aptiv PLC (formerly known as Aptiv Holdings Limited), Wilmington Trust, National Association, as the Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent, with respect to the Senior Notes | 8-K | 4.1 | December 18, 2024 |

| | | | | | |
|---|---|---|---|---|---|
| 4.14 | | Thirteenth Supplemental Indenture, dated as of December 19, 2024, among Aptiv Swiss Holdings Limited, as successor issuer, Aptiv Corporation, Aptiv Global Financing Designated Activity Company, Aptiv PLC (formerly known as Aptiv Holdings Limited), Wilmington Trust, National Association, as the Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent, with respect to the Senior Notes | 8-K | 4.1 | December 19, 2024 |
| 4.15 | | Subordinated Notes Indenture, dated as of September 13, 2024, among Aptiv PLC, the guarantors named therein, Wilmington Trust, National Association, as Trustee and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent | 8-K | 4.2 | September 13, 2024 |
| 4.16 | | First Supplemental Indenture, dated as of September 13, 2024, among Aptiv PLC, Aptiv Global Financing Designated Activity Company, Aptiv Corporation, Wilmington Trust, National Association, as Trustee, and Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent, with respect to the Subordinated Notes | 8-K | 4.4 | September 13, 2024 |
| 4.17 | | Second Supplemental Indenture, dates as of December 17, 2024, among Aptiv Irish Holdings Limited (formerly known as Aptiv PLC), as issuer, Aptiv Global Financing Designated Activity Company, Aptiv Corporation, Aptiv PLC (formerly known as Aptiv Holdings Limited), Wilmington Trust, National Association, as Trustee, Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent, with respect to the Subordinated Notes | 8-K | 4.2 | December 18, 2024 |
| 4.18 | | Third Supplemental Indenture, dates as of December 19, 2024, among Aptiv Swiss Holdings Limited, as successor issuer, Aptiv Global Financing Designated Activity Company, Aptiv Corporation, Aptiv PLC (formerly known as Aptiv Holdings Limited), Wilmington Trust, National Association, as Trustee, Deutsche Bank Trust Company Americas, as Registrar, Paying Agent and Authenticating Agent, with respect to the Subordinated Notes | 8-K | 4.2 | December 19, 2024 |
| 4.19 | * | Description of Securities Registered Pursuant to Section 12 of the Securities Exchange Act of 1934 | | | |
| 10.1 | | Third Amended and Restated Credit Agreement, dated as of June 24, 2021, among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Limited and JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto | 8-K | 1.1 | June 25, 2021 |
| 10.2 | | Amendment No. 1, dated as of April 19, 2023, to the Third Amended and Restated Credit Agreement, dated as of June 24, 2021, among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Limited and JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto | 10-Q | 10.1 | May 4, 2023 |
| 10.3 | + | Aptiv PLC Executive Severance Plan, effective February 1, 2017 | 10-K | 10.2 | February 6, 2017 |
| 10.4 | + | Aptiv PLC Executive Change in Control Severance Plan, effective February 1, 2017 | 10-K | 10.3 | February 6, 2017 |
| 10.5 | + | Aptiv Corporation Supplemental Executive Retirement Program | S-1 | 10.13 | June 30, 2011 |
| 10.6 | + | Aptiv Corporation Salaried Retirement Equalization Savings Program | S-1 | 10.14 | June 30, 2011 |
| 10.7 | + | Offer letter for Kevin P. Clark, dated June 10, 2010 | S-1 | 10.22 | June 30, 2011 |
| 10.8 | + | Offer letter for Joseph R. Massaro, dated September 13, 2013 | 10-Q | 10.1 | August 3, 2016 |
| 10.9 | + | Letter Agreement, dated October 29, 2012, between the Company and Kevin P. Clark | 10-Q | 10.2 | November 1, 2012 |
| 10.10 | + | Aptiv PLC Long-Term Incentive Plan, as amended and restated | DEF 14A | Appendix B | March 9, 2015 |
| 10.11 | + | Aptiv PLC Annual Incentive Plan (as Amended and Restated Effective January 1, 2021) | 10-Q | 10.1 | August 5, 2021 |
| 10.12 | + | Form of Officer Time-Based RSU Award pursuant to the Aptiv PLC Long-Term Incentive Plan, as amended and restated, effective 2022 | 10-Q | 10.1 | May 5, 2022 |
| 10.13 | + | Form of Officer Performance-Based RSU Award pursuant to the Aptiv PLC Long-Term Incentive Plan, as amended and restated, effective 2022 | 10-Q | 10.2 | May 5, 2022 |
| 10.14 | + | Aptiv PLC 2024 Long-Term Incentive Plan | DEF 14A | Appendix B | March 11, 2024 |
| 10.15 | | Master Confirmation - Accelerated Stock Repurchase Transaction(s) dated August 1, 2024 by and between Aptiv PLC and Goldman Sachs International | 8-K | 10.1 | August 2, 2024 |
| 10.16 | | Master Confirmation - Accelerated Stock Repurchase Transaction(s) dated August 1, 2024 by and between Aptiv PLC and JPMorgan Chase Bank, N.A. | 8-K | 10.2 | August 2, 2024 |
| 10.17 | | Master Confirmation - Accelerated Stock Repurchase Transaction(s) dated December 17, 2024 by and between New Aptiv and Goldman Sachs International | 8-K | 10.1 | December 18, 2024 |

| | | | | | | |
|---|---|---|---|---|---|---|
| 10.18 | | Master Confirmation - Accelerated Stock Repurchase Transaction(s) dated December 17, 2024 by and between New Aptiv and JPMorgan Chase Bank, N.A. | 8-K | 10.2 | December 18, 2024 | |
| 10.19 | | Term Credit Agreement dated August 19, 2024, by and among Aptiv PLC and certain of its subsidiaries, JPMorgan Chase Bank N.A., as Administrative Agent, and the lenders party thereto | 8-K | 10.1 | August 20, 2024 | |
| 10.20 | + | Form of Officer Performance-Based RSU Award pursuant to the Aptiv PLC Long-Term Incentive Plan, effective 2024 | 10-Q | 10.4 | October 31, 2024 | |
| 10.21 | + | Form of Officer Time-Based RSU Award pursuant to the Aptiv PLC Long-Term Incentive Plan, effective 2024 | 10-Q | 10.5 | October 31, 2024 | |
| 10.22 | + | Form of Non-Employee Director RSU Award Agreement pursuant to Aptiv PLC Long Term Incentive Plan, effective 2024 | 10-Q | 10.6 | October 31, 2024 | |
| 10.23 | + | Offer letter for Katherine H. Ramundo, dated December 12, 2020 | 10-Q | 10.4 | May 5, 2022 | |
| 10.24 | + | Offer letter for Obed D. Louissaint, dated October 20, 2022 | 10-Q | 10.2 | May 2, 2024 | |
| 10.25 | + | Offer letter for Javed Khan, dated June 26, 2024 | 10-Q | 10.1 | May 1, 2025 | |
| 10.26 | + | Offer letter for Varun Laroyia, dated November 1, 2024 | 10-Q | 10.2 | May 1, 2025 | |
| 10.27 | + | Offer letter for Joseph T. Liotine, dated April 5, 2024 | 10-Q | 10.3 | May 1, 2025 | |
| 10.28 | + | Form of Officer Performance-Based RSU Award pursuant to the Aptiv PLC Long-Term Incentive Plan, effective 2025 | 10-Q | 10.4 | May 1, 2025 | |
| 10.29 | | Amended and Restated Credit Agreement, dated as of March 31, 2025, among Aptiv PLC, Aptiv Corporation, Aptiv Global Financing Limited and JPMorgan Chase Bank, N.A., as Administrative Agent, and the lenders party thereto | 8-K | 10.1 | March 31, 2025 | |
| 19 | * | Insider Trading Policies and Procedures | | | | |
| 21.1 | * | Subsidiaries of the Registrant | | | | |
| 22 | * | List of Guarantor Subsidiaries | | | | |
| 23.1 | * | Consent of Ernst & Young LLP | | | | |
| 31.1 | * | Rule 13a-14(a)/15d-14(a) Certification of Principal Executive Officer | | | | |
| 31.2 | * | Rule 13a-14(a)/15d-14(a) Certification of Principal Financial Officer | | | | |
| 32.1 | * | Certification by Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | |
| 32.2 | * | Certification by Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | |
| 97 | | Policy Relating to Recovery of Erroneously Awarded Compensation | 10-K | 97 | February 6, 2024 | |
| 101.INS | # | Inline XBRL Instance Document - The instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | | | | |
| 101.SCH | # | Inline XBRL Taxonomy Extension Schema Document | | | | |
| 101.CAL | # | Inline XBRL Taxonomy Extension Calculation Linkbase Document | | | | |
| 101.DEF | # | Inline XBRL Taxonomy Extension Definition Linkbase Document | | | | |
| 101.LAB | # | Inline XBRL Taxonomy Extension Label Linkbase Document | | | | |
| 101.PRE | # | Inline XBRL Taxonomy Extension Presentation Linkbase Document | | | | |
| 104 | # | Cover Page Interactive Data File - The cover page interactive data file does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document | | | | |

\* Filed herewith.

\+ Management contract or compensatory plan or arrangement.

\# Filed electronically with the Report.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

APTIV PLC

/s/ Varun Laroyia

By: Varun Laroyia
Executive Vice President and Chief Financial Officer

Dated: February 6, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below as of February 6, 2026, by the following persons on behalf of the registrant and in the capacities indicated:

| Signature | Title |
| --- | --- |
| /s/ Kevin P. Clark<br>Kevin P. Clark | Chair and Chief Executive Officer<br>(Principal Executive Officer) |
| /s/ Varun Laroyia<br>Varun Laroyia | Executive Vice President and Chief Financial Officer<br>(Principal Financial Officer) |
| /s/ Allan J. Brazier<br>Allan J. Brazier | Senior Vice President and Chief Accounting Officer<br>(Principal Accounting Officer) |
| /s/ Håkan Agnevall<br>Håkan Agnevall | Director |
| /s/ Nancy E. Cooper<br>Nancy E. Cooper | Director |
| /s/ Joseph L. Hooley<br>Joseph L. Hooley | Director |
| /s/ Vasumati P. Jakkal<br>Vasumati P. Jakkal | Director |
| /s/ Merit E. Janow<br>Merit E. Janow | Director |
| /s/ Sean O. Mahoney<br>Sean O. Mahoney | Director |

| /s/ Paul M. Meister | Director |
| Paul M. Meister | |

| /s/ Robert K. Ortberg | Director |
| Robert K. Ortberg | |

| /s/ Colin J. Parris | Director |
| Colin J. Parris | |

| /s/ Ana G. Pinczuk | Director |
| Ana G. Pinczuk | |

[THIS PAGE INTENTIONALLY LEFT BLANK]

**Exhibit 31.1**

## CERTIFICATIONS

**Certification of Principal Executive Officer**

I, Kevin P. Clark, certify that:

1. I have reviewed this annual report on Form 10-K of Aptiv PLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2026

/s/ Kevin P. Clark

Kevin P. Clark

Chair and Chief Executive Officer

(Principal Executive Officer)

**Exhibit 31.2**

## CERTIFICATIONS

**Certification of Principal Financial Officer**

I, Varun Laroyia, certify that:

1. I have reviewed this annual report on Form 10-K of Aptiv PLC;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    a. Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b. Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    c. Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    d. Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    a. All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    b. Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 6, 2026

/s/ Varun Laroyia

Varun Laroyia

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

Exhibit 32.1

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the filing of this annual report on Form 10-K of Aptiv PLC (the "Company") for the period ended December 31, 2025, with the Securities and Exchange Commission on the date hereof (the "Report"), I, Kevin P. Clark, Chief Executive Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 to the best of my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 6, 2026

/s/ Kevin P. Clark
_____

Kevin P. Clark

Chair and Chief Executive Officer

(Principal Executive Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

**CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the filing of this annual report on Form 10-K of Aptiv PLC (the "Company") for the period ended December 31, 2025, with the Securities and Exchange Commission on the date hereof (the "Report"), I, Varun Laroyia, Chief Financial Officer, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 to the best of my knowledge, that:

1. The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and
2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: February 6, 2026

/s/ Varun Laroyia

Varun Laroyia

Executive Vice President and Chief Financial Officer

(Principal Financial Officer)

A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.

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# OUR LEADERSHIP as of March 1, 2026

## BOARD OF DIRECTORS

**KEVIN P. CLARK**
Chair and Chief Executive Officer

**PAUL M. MEISTER**
Partner, Novalis LifeSciences, and Co-Founder and Chief Executive Officer, Liberty Lane Partners LLC

**HÅKAN AGNEVALL**
President and Chief Executive Officer, Wärtsilä Corp.

**NANCY E. COOPER**
Former Executive Vice President and Chief Financial Officer, CA Technologies

**JOSEPH L. (JAY) HOOLEY**
Former Chairman and Chief Executive Officer, State Street Corp.

**VASUMATI P. (VASU) JAKKAL**
Corporate Vice President, Security, Compliance, Identity & Privacy, Microsoft Corp.

**MERIT E. JANOW**
Professor and Dean Emerita, School of International and Public Affairs, Columbia University

**SEAN O. MAHONEY**
Private Investor

**ROBERT K. (KELLY) ORTBERG**
President and Chief Executive Officer, The Boeing Company

**COLIN J. PARRIS**
Former Senior Vice President and Chief Technology Officer, GE Digital

**ANA G. PINCZUK**
President of Product & Technology, SentinelOne, Inc.

## SENIOR LEADERSHIP

**KEVIN P. CLARK**
Chair and Chief Executive Officer

**JOSEPHINE M. ARCHER**
Senior Vice President, Global Sales

**MATTHEW M. COLE**
President, Advanced Safety and User Experience

**BETSY M. FRANK**
Vice President, Investor Relations

**MICHAEL GASSEN**
Senior Vice President and President, Europe, Middle East and Africa

**JOSE CARLOS JIMENEZ**
President, Connection Systems

**JAVED A. KHAN**
Executive Vice President and President, Software and Advanced Safety and User Experience

**VARUN LAROYIA**
Executive Vice President and Chief Financial Officer

**JOSEPH T. LIOTINE**
Executive Vice President and President, Electrical Distribution Systems

**OBED D. LOUISSAINT**
Executive Vice President and Chief People Officer

**JOSEPH R. MASSARO**
Vice Chair and President, Engineered Components Group

**MATTHEW P. PETERSON**
Senior Vice President and Chief Information Officer

**KATHERINE H. RAMUNDO**
Executive Vice President, Chief Legal Officer, Chief Compliance Officer and Secretary

**LISA R. SCALZO**
Senior Vice President and Chief Communications Officer

**ANANT A. THAKER**
Senior Vice President and Chief Strategy Officer

**SIMON X. YANG**
President, China and Asia Pacific

## COMPANY AND INVESTOR INFORMATION

**ANNUAL MEETING**
Aptiv's Annual Meeting of Shareholders will be held on April 29, 2026 at 9:00 a.m. local time in Shanghai at the company's offices at No. 300 Yuanguo Rd., Anting, Jiading District, Shanghai, China.

**GLOBAL HEADQUARTERS**
Spitalstrasse 5, 8200 Schaffhausen, Switzerland

**INDEPENDENT AUDITORS**
Ernst & Young LLP

**STOCK EXCHANGE**
The company's ordinary shares are traded on the New York Stock Exchange under the ticker symbol APTV.

**SHAREHOLDER SERVICES**
Information about change of address, ownership transfer or other shareholder matters can be obtained from:

Regular Mail Delivery:
Computershare Investor Services
PO BOX 43006
Providence, RI 02940-3006

Overnight Delivery:
Computershare Investor Services
150 Royall St., Suite 101
Canton, MA 02021

Shareholder Services:
(877) 373-6374

Investor Centre™ portal:
www.computershare.com/investor

**INVESTOR RELATIONS CONTACT**
Copies of the Annual Report, Forms 10-K and 10-Q, and other Aptiv publications are available via Aptiv's website at ir.aptiv.com, or contact:

Aptiv Investor Relations
125 Park Ave., Suite 1535
New York, NY 10017

Email: ir@aptiv.com

**COMPANY CERTIFICATIONS**
Aptiv has filed as exhibits to its Annual Report on Form 10-K for the fiscal year ended December 31, 2025, as well as the Chief Executive Officer and Chief Financial Officer certificates required by Section 302 of the Sarbanes-Oxley Act of 2002.

    

@aptiv

**APTIV**

